As filed with the Securities and Exchange Commission on June 14, 2001

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TWEETER HOME ENTERTAINMENT GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	5731	04-3417513
(State of Incorporation)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

10 Pequot Way
Canton, Massachusetts 02021
(781) 830-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Joseph McGuire, Chief Financial Officer
Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, Massachusetts 02021
(781) 830-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Timothy B. Bancroft, Esq.
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, MA 02110
(617) 482-1776

Gary Epstein, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

Approximate date of commencement of proposed sale to the public: At the effective time of the merger of a wholly owned subsidiary of the registrant with and into Sound Advice, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to the closing of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.01 par value per share	4,404,167	$25.98	$97,795,085.10	$24,448.77

(1) Based on the maximum number of shares of the registrant's common stock expected to be issued in the merger, calculated as the product of (a) 3,764,245, the aggregate number of shares of Sound Advice, Inc. common stock outstanding on June 13, 2001, minus Sound Advice shares held by Tweeter and (b) an exchange ratio of 1.17 shares of the registrant's common stock for each share of Sound Advice common stock.

(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f)(1) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant's common stock was calculated as the average of the reported high and low per share prices of Sound Advice common stock on June 7, 2001 multiplied by the total number of shares of Sound Advice common stock expected to be exchanged for the shares of Tweeter common stock registered hereunder.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.



Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, MA 02021

Dear Tweeter Stockholder:

You are cordially invited to attend a special meeting of stockholders of Tweeter Home Entertainment Group, Inc. on   , 2001. The meeting will begin promptly at   a.m. at the offices of Goulston & Storrs, P.C., 400 Atlantic Avenue, Boston, Massachusetts.

At the special meeting, you will be asked to vote on the issuance of shares of Tweeter common stock to the stockholders of Sound Advice, Inc. pursuant to a merger of a newly formed subsidiary of Tweeter with and into Sound Advice. In connection with the merger, Tweeter will issue shares of Tweeter common stock and options in exchange for all of the outstanding capital stock and options of Sound Advice. Following the merger, Sound Advice will be a wholly owned subsidiary of Tweeter.

The Board of Directors of Tweeter has unanimously approved the merger agreement and the merger and recommends that you vote to approve the issuance of shares of Tweeter common stock in the merger.

Enclosed with this letter is a notice of special meeting and joint proxy statement/prospectus relating to the merger. The document contains important information about Tweeter, Sound Advice and the merger. Please read it carefully. **In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 17 of the Joint Proxy Statement/Prospectus.**

We cannot complete the merger unless the holders of a majority of the shares of Tweeter common stock present or represented by proxy at the special meeting approve the issuance of shares of Tweeter common stock in the merger.

At the meeting, in addition to voting on the approval of the issuance of shares of Tweeter common stock in the merger, you will also be asked to vote:

1. to elect Peter Beshouri, the current President and Chief Executive Officer of Sound Advice, to the Tweeter Board of Directors, effective upon the closing of the merger;

2. to approve Tweeter's 1998 Stock Option and Incentive Plan, in order to maintain the plan's eligibility for exemption from the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code of 1986;

3. to approve an amendment to Tweeter's 1998 Stock Option and Incentive Plan increasing the number of shares available for issuance under the plan; and

4. to approve an amendment to the eligibility requirements of Tweeter's Employee Stock Purchase Plan to insure the plan's compliance with Section 423 of the Internal Revenue Code of 1986.

The vote of every stockholder is important. Whether or not you expect to attend the meeting in person, we urge you to submit your proxy as soon as possible. You may submit your proxy (1) over the Internet, (2) by telephone, or (3) by signing, dating, and returning the enclosed proxy card and mailing it in the postage-prepaid envelope provided. More information regarding these procedures is set forth in the enclosed Notice of Special Meeting of Stockholders. The board of directors and management look forward to greeting those stockholders who are able to attend.

Sincerely,

Jeff Stone

JEFFREY STONE
President and Chief Executive Officer

Tweeter Home Entertainment Group, Inc.

10 Pequot Way
Canton, MA 02021
, 2001

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

A special meeting of stockholders of Tweeter Home Entertainment Group, Inc. will be held at the offices of Goulston & Storrs, P.C., 400 Atlantic Avenue, Boston, Massachusetts, on   , 2001, at   a.m., for Tweeter stockholders to consider and vote upon a proposal to approve the issuance of shares of Tweeter common stock pursuant to an Agreement and Plan of Merger among Tweeter, TWT Acquisition Corp., a wholly owned subsidiary of Tweeter, and Sound Advice, Inc., pursuant to which TWT Acquisition Corp. will merge with and into Sound Advice and Sound Advice will become a wholly owned subsidiary of Tweeter.

At the effective time of the merger, each outstanding share of Sound Advice common stock, other than shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

Stockholders will also be asked to consider and vote upon the following matters:

1. to elect Peter Beshouri to the board of directors of Tweeter, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual stockholders' meeting to be held in 2004;

2. to approve Tweeter's 1998 Stock Option and Incentive Plan, in order to maintain the plan's eligibility for exemption from the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code of 1986;

3. to approve an amendment to Tweeter's 1998 Stock Option and Incentive Plan increasing the number of shares available for issuance under the plan;

4. to approve an amendment to the eligibility requirements of Tweeter's Employee Stock Purchase Plan to insure the plan's compliance with Section 423 of the Internal Revenue Code of 1986; and

5. to transact any other business that may properly come before the special meeting.

The board of directors of Tweeter has unanimously approved the merger agreement and the merger, including the issuance of the Tweeter common stock in the merger, and recommends that you vote to approve the issuance of shares of Tweeter common stock in the merger.

The merger is more fully described in the accompanying joint proxy statement/prospectus, which we encourage you to read.

The board of directors also recommends that you vote for approval of the other matters on the agenda for stockholder approval at the special meeting.

The board of directors has set the close of business on the   day of   , 2001, as the record date for the purpose of determining the stockholders entitled to notice of, and to vote at, the special meeting or any adjournment thereof, and only stockholders of record on that date will be entitled to notice of and to vote at the meeting.

Some directors and executive officers of Tweeter have agreed with Sound Advice that they will vote their shares of Tweeter common stock in favor of the issuance of Tweeter shares in the merger.

Whether or not you plan to attend the meeting, please fill in, date, sign and return the enclosed proxy promptly in the return envelope provided. Alternatively, if you have shares registered directly with Tweeter's transfer agent, EquiServe, you may choose to vote those shares via the Internet at EquiServe's voting Web site (http://www.eproxyvote/twtr.com), or you may vote telephonically, within the U.S. and Canada only, by calling EquiServe at 1-877-779-8683 (toll free).

If you hold Tweeter shares with a broker or bank, you may also be eligible to vote via the Internet or to vote telephonically if your broker or bank participates in the proxy voting program provided by ADP Investor Communication Services. If your Tweeter shares are held in an account with a broker or bank participating in the ADP Investor Communication Services program, you may be able to vote those shares via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com) or telephonically by calling the telephone number shown on your voting form. You are cordially invited to attend the meeting.

This joint proxy statement/prospectus is dated   , 2001. It is first being mailed to Tweeter stockholders and Sound Advice stockholders on or about   , 2001.

By Order of the Board of Directors,

JOSEPH MCGUIRE
Chief Financial Officer



SOUND ADVICE, INC.
1901 Tigertail Boulevard
Dania Beach, Florida 33004

Dear Sound Advice Stockholder:

You are cordially invited to attend a special meeting of stockholders of Sound Advice, Inc. to be held at   a.m., on   , 2001, at the Hollywood Sound Advice store at 4150 North 28 Terrace, Hollywood, Florida 33021.

At this meeting, you will be asked to approve the merger agreement by and among Tweeter Home Entertainment Group, Inc., TWT Acquisition Corp., a wholly owned subsidiary of Tweeter, and Sound Advice, and to approve the merger of TWT Acquisition Corp. with and into Sound Advice under which Sound Advice will become a wholly owned subsidiary of Tweeter.

At the effective time of the merger, each outstanding share of Sound Advice common stock, other than shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If the average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be the average daily closing price. If the average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be the average daily closing price. In the event the average daily closing price is below $18 per share, either party may terminate the merger agreement.

You should carefully review the considerations associated with the merger set forth under "Risk Factors" in the accompanying joint proxy statement/prospectus.

Sound Advice's board of directors has unanimously approved the merger agreement and the merger, has determined that the merger agreement and the merger are fair to and in the best interests of Sound Advice and its stockholders, and recommends that you vote to approve the merger agreement and the merger at the special meeting. The merger agreement is attached to the accompanying joint proxy statement/prospectus, which contains details regarding each of the matters to be voted upon at the special meeting. We encourage you to read the merger agreement and the joint proxy statement/prospectus carefully.

For the merger to be effected, the holders of a majority of Sound Advice common stock outstanding and entitled to vote must adopt and approve the merger agreement and the merger. Under a stockholder proxy, some directors and executive officers of Sound Advice have granted Tweeter designees an irrevocable proxy to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction.

Whether or not you plan to attend the meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed postage prepaid envelope. It is important that your shares be voted whether or not you attend the meeting in person. If you attend the meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

Very truly yours,

Peter Beshouri
President and Chief Executive Officer


SOUND ADVICE, INC.
1901 Tigertail Boulevard
Dania Beach, Florida 33004

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

, 2001


To Sound Advice Stockholders:

A special meeting of stockholders of Sound Advice, Inc. will be held on   ,   , 2001, at   a.m., local time, at the Hollywood Sound Advice store at 4150 North 28 Terrace, Hollywood, Florida 33021, for the following purposes:

1. To consider and vote upon approval of the Agreement and Plan of Merger among Tweeter Home Entertainment Group, Inc., TWT Acquisition Corp., a wholly owned subsidiary of Tweeter, and Sound Advice, and the merger contemplated by the agreement. Under the merger agreement, Tweeter will issue shares of its common stock and options in exchange for all shares and options to purchase shares of Sound Advice common stock outstanding immediately prior to the effective time of the merger. Upon completion of the merger, Sound Advice will become a wholly owned subsidiary of Tweeter; and

2. To transact any other business that may properly come before the special meeting.

The accompanying joint proxy statement/prospectus describes the merger agreement and the proposed merger in more detail. We encourage you to read the entire document carefully.

The board of directors has fixed   , 2001, as the record date for the determination of stockholders entitled to vote at the special meeting. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the meeting or any postponement or adjournment thereof.

Whether or not you expect to be present at the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed return envelope. No postage is required if mailed in the United States. Stockholders who execute a proxy card may nevertheless attend the meeting, revoke their proxy and vote their shares in person.


By order of the Board of Directors



MICHAEL BLUMBERG
Secretary


Dania Beach, Florida
            , 2001

This joint proxy statement/prospectus is dated   , 2001. It is first being mailed to Tweeter stockholders and Sound Advice stockholders on or about   , 2001.

You should carefully review the considerations associated with the merger set forth under "Risk Factors" in the accompanying joint proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in this joint proxy statement/prospectus or the securities of Tweeter to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information in this joint proxy statement/prospectus is not complete and may be changed. We are not permitted to distribute Tweeter common stock pursuant to the merger agreement until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission containing this joint proxy statement/prospectus is effective. This joint proxy statement/prospectus is not an offer to sell Tweeter common stock and is not soliciting an offer to buy Tweeter common stock in any state where the offer or sale is not permitted.

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Tweeter from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon request. You can obtain documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from Tweeter at the following address and telephone number:

TWEETER HOME ENTERTAINMENT GROUP, INC.
ATTENTION: INVESTOR RELATIONS
10 PEQUOT WAY
CANTON, MASSACHUSETTS 02021
(781) 830-3000

If you would like to request documents, please do so by   , 2001 in order to receive them before the special meeting.

Also, see "Where You Can Find More Information" on page 128.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: **What is the merger?**

A: In the merger, a wholly owned subsidiary of Tweeter will merge with and into Sound Advice, and Sound Advice's stockholders will receive shares of Tweeter common stock in exchange for their shares of Sound Advice common stock. Following the merger, Sound Advice will be a wholly owned subsidiary of Tweeter.

Q: **What am I being asked to vote upon?**

A: At the Tweeter special meeting, Tweeter stockholders will be asked to vote on the issuance of shares of Tweeter common stock to the stockholders of Sound Advice to accomplish the acquisition by Tweeter of Sound Advice through the merger. At the Sound Advice special meeting, Sound Advice stockholders will be asked to approve the merger with Tweeter and the merger agreement.

Q: **Who is entitled to vote?**

A: All stockholders of Tweeter as of   , 2001, the record date, are entitled to vote on the issuance of shares of Tweeter common stock in the merger. All stockholders of Sound Advice as of   , 2001, the record date, are entitled to vote on the merger of Sound Advice with Tweeter and the merger agreement.

Q: **What will Sound Advice stockholders receive in the merger?**

A: At the effective time of the merger, each outstanding share of Sound Advice common stock, except for shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

Q: **Are there risks I should consider in deciding whether to vote for the merger?**

A: Yes. For example, the combined company might not realize the expected benefits of the merger. In evaluating the merger, you should carefully consider the factors discussed beginning on page 17 in the section entitled "Risk Factors."

Q: **What votes are required to complete the transaction?**

A: The merger will only be completed if:

- the holders of a majority of the outstanding shares of Tweeter common stock present or represented by proxy and entitled to vote at the special meeting approve the issuance of shares of Tweeter common stock in the merger; and

- the holders of a majority of the shares of Sound Advice common stock outstanding and entitled to vote approve the merger with Tweeter and the merger agreement.

Q: **When do you expect to complete the merger?**

A: Because the merger is subject to a number of conditions, we cannot predict the exact timing. The merger agreement provides for the merger to occur within three days after the satisfaction or waiver of the closing conditions to the merger, including the approval of Tweeter's and Sound Advice's stockholders, and we hope to effect the merger by September 1, 2001. Either Tweeter or Sound Advice may terminate the merger agreement if the merger has not occurred on or before December 31, 2001.

Q: **What do I need to do now?**

A: After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please complete, sign and date your proxy card and return it in the enclosed postage-paid envelope as soon as possible. In addition, if you are a Tweeter stockholder, you may be able to grant your proxy by telephone or through the Internet. For both Tweeter and Sound Advice stockholders, you may also attend your company's meeting instead of submitting a proxy.

If your shares are held in "street name" by your broker, your broker may vote your shares only if you provide instructions to the broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: **Can I change my vote after I have mailed my proxy card?**

A: Yes. You can change your vote at any time before your proxy is voted at your company's special meeting. This can be done in one of three ways:

- timely delivery of a valid, later-dated proxy (including, in the case of Tweeter stockholders only, a more recent proxy given by telephone or through the Internet);

- written notice to the secretary of your company before the special meeting that you have revoked your proxy; or

- voting by ballot at the special meeting.

Q: **Should I send in my Sound Advice stock certificates now?**

A: No. After we complete the merger, Tweeter's transfer agent will send instructions to Sound Advice stockholders explaining how to exchange their Sound Advice stock certificates for Tweeter stock certificates. Prior to the exchange of your Sound Advice certificates for Tweeter certificates, your Sound Advice certificates will be evidence of your ownership of Tweeter shares following the merger.

Tweeter stockholders will keep their existing stock certificates.

Q: **Who can help answer my questions about the merger or voting my shares?**

A: If you are a Tweeter stockholder with questions about the merger or voting your shares, please contact:

TWEETER HOME ENTERTAINMENT GROUP, INC.
ATTENTION: INVESTOR RELATIONS
10 PEQUOT WAY
CANTON, MASSACHUSETTS 02021
(781) 830-3000

If you are a Sound Advice stockholder with questions about the merger or voting your shares, please contact:

SOUND ADVICE, INC.
ATTENTION: INVESTOR RELATIONS
1901 TIGERTAIL BOULEVARD
DANIA BEACH, FLORIDA 33004
(954) 922-4434

SUMMARY OF JOINT PROXY STATEMENT/PROSPECTUS

The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents to which we refer for a more complete understanding of the merger and the issuance of shares of Tweeter common stock to Sound Advice stockholders. Where applicable below, we have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. Additionally, we incorporate by reference important business and financial information about Tweeter into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 130.

THE COMPANIES

TWEETER HOME ENTERTAINMENT GROUP, INC.
10 Pequot Way
Canton, Massachusetts 02021
(781) 830-3000
http://www.tweeter.com

Tweeter is a specialty retailer of mid to high-end audio and video consumer electronics products. Tweeter operates 106 stores under the Tweeter and HiFi Buys names in New England, Texas, California, the Mid-Atlantic, the Southeast, greater Chicago and North Carolina. Tweeter operates in a single business segment of retailing audio and video consumer electronic products. Its stores feature an extensive selection of home and car audio systems and components, portable audio equipment, and home video products including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. Tweeter differentiates itself by focusing on consumers who seek audio and video products with advanced features, functionality and performance. Tweeter does not offer consumer electronics products such as personal computers or home office equipment. Its stores display products in an inviting retail environment averaging 10,000 square feet and are staffed with attentive, knowledgeable sales personnel. Tweeter seeks to build name recognition and customer loyalty by combining a high level of service with competitive prices backed by its patented Automatic Price Protection program.

Tweeter opened its first store in 1972 in Boston under the Tweeter name and over the next two decades grew exclusively through new store openings in New England, expanding to 18 stores by 1995. In 1995, Tweeter adopted an aggressive growth strategy to (i) open new stores in current regional markets and relocate some stores to more favorable sites and (ii) selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to Tweeter's core operating model and leveraging distribution, marketing and corporate infrastructure. Tweeter completed the acquisition of Bryn Mawr Radio and Television, Inc. in May 1996, the acquisition of HiFi Buys, Inc. in June 1997, the acquisition of Home Entertainment, Inc. in February 1999, the acquisition of DOW Stereo/Video, Inc. in July 1999, the acquisition of United Audio Centers, Inc. in April 2000, the acquisition of Douglas TV in October 2000, the acquisition of Video Scene, Inc. in May 2001 and the acquisition of Audio Video Systems in June 2001. In addition, on October 4, 1999, Tweeter formed a joint venture with Cyberian Outpost, Inc. (Nasdaq: COOL), organized as Tweeter.Outpost.com, LLC, to jointly market and sell consumer electronics over the Internet. The Tweeter.Outpost.com site was launched on October 19, 1999.

On May 1, 2001, Tweeter completed the acquisition of Video Scene, Inc. dba Big Screen City. Video Scene has four stores in the greater San Diego area, and reported annual retail revenue of approximately $16 million. This transaction is being accounted for as a purchase. Tweeter paid $4.0 million in cash and issued 50,973 shares from its shelf registration filed with the Securities and Exchange Commission on April 13, 1999, and amended on December 23, 1999. The allocation of the purchase price and acquisition costs resulted in goodwill of approximately $5,000,000, which is being amortized over twenty years using the straight-line method.

On June 1, 2001, Tweeter completed the acquisition of SMK Marketing, Inc., dba Audio Video Systems. SMK Marketing has three stores in the greater Charlotte, North Carolina area, and reported annual retail revenue of approximately $15 million. This transaction is being accounted for as a purchase. Tweeter paid $3.75 million in cash and issued 40,717 shares from its shelf registration filed with the Securities and Exchange Commission on April 13, 1999, and amended on December 23, 1999. The allocation of the purchase price and acquisition costs resulted in goodwill of approximately $5,000,000, which is being amortized over twenty years using the straight-line method.

SOUND ADVICE, INC.
1901 Tigertail Boulevard
Dania Beach, Florida 33004
(954) 922-4434
www.wegivesoundadvice.com

Sound Advice is a full service specialty retailer of a broad range of selected high-quality, upscale entertainment and consumer electronic products. Sound Advice operates 24 full-size stores, five Bang & Olufsen stores and one Electronic Interiors store in the State of Florida, the fourth largest state and the state with the fastest growing population in the United States. In addition, it operates two Showcase Home Entertainment stores in Scottsdale and Chandler, Arizona, and one home theater showroom located in the Great Indoors in Scottsdale. Sound Advice's full-size Sound Advice and Showcase Home Entertainment stores sell home and car audio systems (except that Showcase Home Entertainment stores do not carry car audio systems), large screen projection and conventional view televisions, video products, personal electronics, car security systems, home entertainment furniture and related customized services and accessories. The Bang & Olufsen stores feature Bang & Olufsen audio and video products and accessories. The Electronic Interiors store is an entirely demonstration based store built to simulate residential environments showcasing integrated entertainment systems. Sound Advice's customers seek informed advice concerning product selection and system integration in conjunction with products incorporating the latest technology.

THE STRUCTURE OF THE TRANSACTION (Pages 54 and 58)

Tweeter, Sound Advice and TWT Acquisition Corp., a newly formed wholly owned subsidiary of Tweeter, have entered into a merger agreement that provides for the merger of TWT Acquisition Corp. with and into Sound Advice. As a result, Sound Advice will become a wholly owned subsidiary of Tweeter, and stockholders of Sound Advice will become stockholders of Tweeter. We urge you to read the merger agreement, which is included as Appendix A, carefully and in its entirety.

MERGER CONSIDERATION (Pages 54 and 58)

At the effective time of the merger, each outstanding share of Sound Advice common stock, other than shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

Effective as of the effective time of the merger, each outstanding option to purchase shares of Sound Advice common stock under Sound Advice's Amended and Restated 1999 Stock Option Plan and Second Amended and Restated 1986 Stock Option Plan, whether or not exercisable or vested, will become fully exercisable and vested, and will be exchanged for fully exercisable and vested options to purchase that number of shares of Tweeter common stock equal to the exchange ratio times the number of shares for which such Sound Advice option is exercisable. The stock options issued by Tweeter shall have an exercise price per share equal to the original exercise price per share for the Sound Advice stock options for which they are exchanged divided by the exchange ratio; the aggregate exercise price for all options as a whole will remain unchanged.

The market price of Tweeter common stock is likely to fluctuate, and Tweeter cannot predict or give any assurances as to the market price of Tweeter common stock at any time before or after the completion of the merger. Based on the closing price of Tweeter common stock on June 1, 2001 of $28.75, the value of the consideration being paid by Tweeter in the merger (assuming no deductions for transaction expenses and not including stock options) was $108,222,043.95. Based on the closing price of Tweeter common stock on June 12, 2001 of $29, the value of the consideration being paid by Tweeter in the merger (assuming no deductions for transaction expenses and not including stock options) was $109,163,105.

If the average daily closing price as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is $30 per share, the value of the consideration being paid by Tweeter in the merger (assuming no deductions for transaction expenses and not including stock options) will be $112,927,350, and it will not increase if the average daily closing price is above $30 per share because there will be an adjustment in the exchange ratio as described above. If such average daily closing price is $21 per share, the value of the consideration being paid by Tweeter in the merger (assuming no deductions for transaction expenses and not including stock options) will be $79,049,145 million, and it will not decrease if the average daily closing price is below $21 per share because there will be an adjustment in the exchange ratio (which will be subject to the right of either party to terminate the merger if the average daily closing price is below $18 per share).

The maximum number of shares which may be issued to Sound Advice stockholders in the merger (assuming termination of the merger agreement if the average daily closing price is below $18 per share and assuming no exercise of stock options) is 4,404,167.

We urge you to obtain recent market quotations for Tweeter common stock. Tweeter common stock is traded on the Nasdaq National Market under the symbol "TWTR."

STOCKHOLDER APPROVALS (Page 31)

Tweeter Stockholders

The affirmative vote of the holders of a majority of the shares of Tweeter common stock entitled to vote that are present or represented by proxy at the special meeting of Tweeter's stockholders is required for approval of the issuance of Tweeter common stock in the merger. Tweeter stockholders are entitled to cast one vote per share of Tweeter common stock held at the close of business on   , 2001. Directors, executive officers and their affiliates hold approximately 11.3% of Tweeter's common stock outstanding as of June 11, 2001 (including any shares issuable upon the exercise of options that are exercisable within 60 days of June 11, 2001).

Under a stockholder agreement and proxy, a copy of which is attached as Appendix C hereto, some of Tweeter's directors and executive officers have agreed to vote all of their shares of Tweeter common stock for approval of the issuance of the Tweeter common stock in the merger and any other transactions contemplated by the merger agreement.

Sound Advice Stockholders

For the merger to proceed, the holders of a majority of the outstanding shares of Sound Advice common stock must approve and adopt the merger agreement and approve the merger. Sound Advice stockholders are entitled to cast one vote per share of Sound Advice common stock held at the close of business on   , 2001. Directors, executive officers and their affiliates hold approximately

33.33% of Sound Advice's common stock outstanding as of May, 15, 2001 (including any shares issuable upon the exercise of options all of which are currently exercisable).

Under a stockholder proxy, in the form attached as Appendix B hereto, some of Sound Advice's directors and executive officers, who beneficially own an aggregate of approximately 19.3% of Sound Advice's outstanding common stock (exclusive of any shares issuable upon the exercise of options), have granted Tweeter designees an irrevocable proxy to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction. In addition, Tweeter holds approximately 7.6% of Sound Advice's outstanding common stock, and will (as required under the merger agreement) vote all of its shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction. Furthermore, Samuel Bloomberg, the chairman of the board of Tweeter, his wife, and the Samuel Bloomberg Family Trusts collectively hold approximately 1% of Sound Advice's outstanding common stock, and they plan to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS (Pages 35 and 44)

The Sound Advice board of directors has determined that the terms and conditions of the merger agreement are fair to, and in the best interests of, Sound Advice and its stockholders. The Sound Advice board unanimously recommends that Sound Advice stockholders vote FOR the adoption and approval of the merger agreement and approval of the merger. In certain circumstances, if it determines that it is required by its fiduciary duty to do so, the Sound Advice board may be entitled to withdraw this recommendation and may cause the merger agreement to be terminated.

The Tweeter board of directors has determined that the terms and conditions of the merger agreement are fair to, and in the best interests of, Tweeter and its stockholders. The Tweeter board unanimously recommends that Tweeter stockholders vote FOR issuing shares of Tweeter common stock in connection with the merger.

OPINIONS OF FINANCIAL ADVISORS (Pages 37 and 46)

In deciding to approve the merger, the Tweeter board of directors considered opinions from its financial advisor and various other factors described below in "The Merger — Tweeter's Reasons for the Merger and Recommendation of Tweeter's Board of Directors."

Pursuant to an engagement letter dated as of May 15, 2001, Tweeter engaged Deutsche Banc Alex. Brown Inc. to render an opinion as to the fairness to Tweeter, from a financial point of view, of the exchange ratio. At the May 31, 2001 meeting of the Tweeter board of directors, Deutsche Banc Alex. Brown reviewed analyses related to the proposed transaction. On June 1, 2001, Deutsche Banc Alex. Brown updated its analyses and delivered its opinion in writing to the Tweeter board of directors to the effect that, as of that date and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Banc Alex. Brown, the exchange ratio was fair, from a financial point of view, to Tweeter.

The full text of Deutsche Banc Alex. Brown's written opinion, dated June 1, 2001, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Banc Alex. Brown in connection with the opinion, is attached as Appendix E to this joint proxy statement/prospectus and is incorporated herein by reference. A summary of the opinion of Deutsche Banc Alex. Brown appears on page 37 of this joint proxy statement/prospectus. Tweeter stockholders are urged to read the Deutsche Banc Alex. Brown opinion in its entirety. The summary of the opinion of Deutsche Banc Alex. Brown set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. **Deutsche Banc Alex. Brown provided its opinion for the information and assistance of Tweeter's board of directors in connection with its consideration of the merger agreement and the merger. The opinion of Deutsche Banc Alex. Brown is not a recommendation as to how any**

holder of Tweeter common stock should vote on any matter relating to the merger. We urge you to read the opinion in its entirety.

In deciding to approve the merger, the Sound Advice board of directors considered opinions from its financial advisor and various other factors described below in "The Merger — Sound Advice's Reasons for the Merger and Recommendation of Sound Advice's Board of Directors."

On May 31, 2001, U.S. Bancorp Piper Jaffray, Sound Advice's financial advisor in connection with the merger, delivered its oral opinion, subsequently confirmed in writing, to the Sound Advice board that, as of that date, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the stockholders of Sound Advice. The full text of the written opinion of U.S. Bancorp Piper Jaffray, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix F. **U.S. Bancorp Piper Jaffray provided its opinion for the information and assistance of Sound Advice's board of directors in connection with its consideration of the merger agreement and the merger. The opinion of U.S. Bancorp Piper Jaffray is not a recommendation as to how any holder of Sound Advice common stock should vote on any matter relating to the merger. We urge you to read the opinion in its entirety. See "The Merger — Opinion of Sound Advice's Financial Advisor."**

INTERESTS OF SOUND ADVICE'S MANAGEMENT AND TWEETER'S MANAGEMENT IN THE MERGER AND POTENTIAL CONFLICTS OF INTEREST (Page 52)

Sound Advice

When considering the recommendation of the Sound Advice board that Sound Advice stockholders vote to approve the merger agreement and the merger, Sound Advice stockholders should be aware that some directors and officers have interests in the merger that are different from, or in addition to, those of other Sound Advice stockholders. Such interests include:

• Employment Agreements:

Each of Peter Beshouri and Michael Blumberg, directors and executive officers of Sound Advice, has an employment agreement with Sound Advice that provides him with a severance package equal to three times his base salary plus three times his most recent annual bonus. These severance benefits are triggered if, among other things, the officer gives Sound Advice notice that he is terminating employment upon a change of control, provided that he continues to be employed by Sound Advice until the effective date of the change of control. If Messrs. Beshouri and Blumberg were to terminate their employment in connection with the merger under these agreements, they would be entitled to severance payments of $3,000,000 and $1,575,000, respectively.

Tweeter has negotiated new employment arrangements with Messrs. Beshouri and Blumberg to induce them to remain with Sound Advice following the merger. Under these new arrangements, Messrs. Beshouri and Blumberg have agreed to relinquish the payments potentially due under their existing agreements with Sound Advice in consideration of Tweeter's making payments of $1,000,000 to Mr. Beshouri and $800,000 to Mr. Blumberg at the effective time of the merger.

The employment agreements Tweeter will enter into with Messrs. Beshouri and Blumberg are for two years and one year, respectively. The employment agreements provide that Mr. Beshouri will receive a salary of $400,000 per year and a signing bonus of $100,000, and Mr. Blumberg will receive a salary of $250,000 per year and a signing bonus of $50,000. Each of Messrs. Beshouri and Blumberg have the opportunity to participate in Tweeter's bonus and incentive plans. Messrs. Beshouri and Blumberg also are eligible to receive annual bonuses, in the sole discretion of Tweeter. In addition, Mr. Beshouri will be granted options to purchase an aggregate of 30,000 shares of Tweeter common stock, and Mr. Blumberg will be granted options to purchase an aggregate of 20,000 shares of Tweeter common stock, pursuant to Tweeter's 1998 Stock Option and Incentive Plan. If Mr. Beshouri is a director of Tweeter when he is not an employee, he will be eligible for any option grants made to Tweeter's non-employee directors.

The employment agreements provide for continued employment until termination by either party. Tweeter, however, may terminate either employment agreement with or without cause at any time. If either executive's employment is terminated by Tweeter without cause or the executive terminates his employment for good reason, Tweeter is obligated to continue to pay the applicable executive an amount equal to his salary for one year or, in the case of Mr. Beshouri, his salary to the second anniversary of his employment agreement, if later.

Each of Kenneth L. Danielson and Christopher O'Neil, executive officers of Sound Advice, has an employment agreement with Sound Advice providing for severance payments that are triggered upon essentially the same events, and payable in the same ratios to salary and bonus, as the existing agreements of Messrs. Beshouri and Blumberg described above. If Messrs. Danielson and O'Neil were to terminate their employment in connection with the merger pursuant to these agreements, they would each be entitled to severance payments of $1,140,000. Messrs. Danielson and O'Neil each have agreed to reduce the amounts payable to them under these agreements on account of the merger to $500,000.

- Non-Competition Agreements:

Tweeter also has agreed to pay $1,900,000 to Mr. Beshouri and $725,000 to Mr. Blumberg as consideration for entering into new noncompetition agreements with Tweeter. Tweeter also has agreed to pay $640,000 to each of Messrs. Danielson and O'Neil as consideration for entering into new noncompetition agreements with Tweeter.

- Tweeter has agreed that any rights to indemnification for acts or omissions occurring prior to the merger effective date existing in favor of the current or former directors or officers of Sound Advice and its subsidiaries as of the date of the merger agreement shall continue in full force and effect in accordance with their terms. Tweeter has agreed to maintain in effect Sound Advice's current director's and officer's liability insurance policy, or provide a comparable policy, for the next six years.

- Tweeter has increased the size of its board to create one vacancy and has agreed to nominate Peter Beshouri, the president and chief executive officer of Sound Advice, for election to the board, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual meeting of stockholders to be held in 2004.

Tweeter

Samuel Bloomberg, the chairman of the board of Tweeter, and his wife Carolina currently own 10,000 shares of Sound Advice common stock, which they acquired between November 1997 and January 1998. Also, each of the Samuel Bloomberg Trust d/t/d 10/26/95 FBO Joshua Bloomberg and the Samuel Bloomberg Trust d/t/d 10/26/95 FBO Mikaela Bloomberg owns 15,000 shares of Sound Advice common stock, which was acquired in January 1998 and February 1998. Jeffrey Bloomberg (a director of Tweeter and Samuel Bloomberg's brother), Margaret Biller (Samuel Bloomberg's sister-in-law) and Carolina Bloomberg (Samuel Bloomberg's wife) are the trustees of both trusts.

As a result of Mr. Bloomberg's, his wife's and the trusts' ownership of shares of Sound Advice, they will receive shares of Tweeter common stock in the merger. Tweeter stockholders should consider whether this might have influenced Mr. Bloomberg's decision to approve the merger agreement and recommend that Tweeter's stockholders approve the issuance of Tweeter common stock in the merger.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS (Page 55)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger so qualifies, a Sound Advice stockholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Sound Advice common stock for Tweeter common stock pursuant to the merger, except to the extent he receives any cash in lieu of a fractional share of Tweeter common stock. Tweeter stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger. Counsel to Tweeter and to Sound Advice will opine, subject to some assumptions and based on certain representations of fact, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The material U.S. federal income tax consequences of the merger to Sound Advice stockholders are described below under the heading "Material Federal Income Tax Considerations."

GOVERNMENTAL APPROVALS AND REGULATORY REQUIREMENTS

Other than compliance with applicable federal and state securities laws in connection with the issuance of Tweeter common stock pursuant to the merger, compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and compliance with applicable provisions of the Delaware General Corporation Law and the Florida Business Corporation Act, no federal or state regulatory requirements must be complied with in order to complete the merger.

STOCKHOLDERS' DISSENTERS' RIGHTS (Page 57)

Under Delaware law, Tweeter stockholders are not entitled to appraisal rights in connection with the merger.

Under Florida law, Sound Advice stockholders are not entitled to appraisal rights in connection with the merger.

CONDITIONS TO COMPLETION OF THE MERGER (Page 66)

The obligations of Tweeter and Sound Advice to complete the merger are subject to the prior satisfaction or waiver of conditions specified in the merger agreement. Both Tweeter's and Sound Advice's obligations to complete the merger are subject to, among other things, approval by the Tweeter stockholders of the issuance of shares in the merger and approval by the Sound Advice stockholders of the merger agreement and the merger.

Additional conditions to each party's obligation to complete the merger include the accuracy of the other party's representations and warranties, the absence of any material adverse effect on the other party, the other party's material performance of its obligations under the merger agreement, the receipt of a written opinion from the other party's counsel, and the absence of certain specified types of litigation related to the merger.

The foregoing is only a brief summary of some of the conditions to completion of the merger. The merger will not occur unless and until all of the conditions to the merger are satisfied or waived.

TERMINATION OF THE MERGER AGREEMENT (Page 68)

Tweeter and Sound Advice can agree at any time prior to completing the merger to terminate the merger agreement. Also, either of Tweeter or Sound Advice can decide to terminate the merger agreement if the merger has not been completed on or before December 31, 2001, if the aggregate daily closing price of Tweeter's common stock as reported by Nasdaq for the five business days ending two days before the effective date of the merger is less than $18 per share, or for other reasons described on page 69 under the heading "The Merger Agreement — Termination of the Merger Agreement."

TERMINATION FEE (Page 69)

Sound Advice has agreed to pay Tweeter a termination fee of $4 million if the merger agreement terminates under the circumstances that are described on page 70 under "The Merger Agreement — Termination Fee."

NO-SOLICITATION OF TRANSACTIONS AND OTHER RESTRICTIONS (Page 65)

The merger agreement prohibits Sound Advice from soliciting or, subject to limited exceptions, participating in discussions with third parties with respect to alternative transactions that may prevent the merger. In addition, Sound Advice must provide Tweeter with information concerning any alternative transactions.

In certain circumstances, however, if the Sound Advice board determines that it is required by its fiduciary duty to do so, it may be entitled to withdraw its recommendation that the Sound Advice stockholders approve the merger and the merger agreement and to cause the merger agreement to be terminated.

CONDUCT OF TWEETER AND SOUND ADVICE BEFORE THE MERGER (Page 62)

Sound Advice has agreed that it and its subsidiaries will carry on their business in the usual, regular and ordinary course of business. Tweeter and Sound Advice have agreed to various additional and specific covenants regarding the operating of their respective businesses pending the merger.

OTHER TWEETER PROPOSALS (Page 113)

Tweeter is also presenting proposals to its stockholders at the Tweeter special meeting to:

- elect Peter Beshouri to the board of directors of Tweeter, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual stockholders' meeting to be held in 2004;

- approve Tweeter's 1998 Stock Option and Incentive Plan, in order to maintain the plan's eligibility for exemption from the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code of 1986;

- approve an amendment to Tweeter's 1998 Stock Option and Incentive Plan increasing the number of shares available for issuance under the plan; and

- approve an amendment to the eligibility requirements of Tweeter's Employee Stock Purchase Plan to insure the plan's compliance with Section 423 of the Internal Revenue Code of 1986.

The Tweeter board of directors unanimously recommends that Tweeter stockholders vote in favor of each of the foregoing proposals.

TRADEMARKS AND SERVICE MARKS

Tweeter, etc., Bryn Mawr Stereo, and Dow Stereo/Video are federally registered trademarks, and HiFi Buys, Home Entertainment, United Audio, Douglas TV, Big Screen City, and Audio Video and a Boatload of Know How are trademarks or servicemarks claimed by Tweeter and its subsidiaries and related entities.

Sound Advice has registered the "Sound Advice" name in the State of Florida and "Showcase Home Entertainment" in the state of Arizona, but not with the United States Patent and Trademark Office. Sound Advice is not aware of any adverse claims regarding the use of the name "Sound Advice" or "Showcase Home Entertainment" in the jurisdictions in which Sound Advice uses those names.

This joint proxy statement/prospectus may contain other trade names, trademarks and service marks of Tweeter, Sound Advice and of other companies.

DIVIDEND INFORMATION

Neither Tweeter nor Sound Advice has ever paid any cash dividends on its stock, and Tweeter anticipates that, following the merger, it will continue to retain any earnings for the foreseeable future for use in the operation of its business.

FORWARD-LOOKING STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Tweeter's and Sound Advice's financial condition, results of operations and business and the expected impact of the merger on Tweeter's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions indicate forward-looking statements, including those relating to the proposed merger. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 17. You are cautioned not to place undue reliance on these forward looking statements, which reflect the views of Tweeter's or Sound Advice's management only as of the date of this joint proxy statement/prospectus. Neither Tweeter nor Sound Advice undertakes any obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that they may make to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

TWEETER SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
(In thousands, except per share and number of stores data)

Set forth below is selected financial and operating data for each of the five years ended September 30, 2000, and for the six months ended March 31, 2000 and March 31, 2001, respectively. The selected statement of operations and balance sheet data for each of the five years ended September 30, 2000 have been derived from financial statements of Tweeter, which have been audited by its independent auditors. The financial data for the six months ended March 31, 2000 and March 31, 2001 has been derived from unaudited financial statements of Tweeter and reflects all adjustments, consisting only of normal recurring accruals, that Tweeter considers necessary for a fair presentation of the financial position and results of operations for this period. Results for the six-month period ended March 31, 2001 may not be indicative of results for the entire year. The information set forth below should be read in conjunction with "Tweeter's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Tweeter's Consolidated Financial Statements and the Notes thereto incorporated by reference into this joint proxy statement/prospectus.

	Fiscal Year Ended September 30,					Six Months Ended March 31,	
	1996(4)	1997(5)	1998	1999(6)	2000(7)	2000	2001
Statement of Operations:							
Total revenue	$80,607	$132,525	$232,273	$283,083	$404,729	$209,586	$279,801
Cost of sales	51,816	86,315	151,265	182,748	256,449	132,060	177,542
Gross profit	28,791	46,210	81,008	100,335	148,280	77,526	102,259
Selling expenses	21,993	35,568	56,907	69,225	101,672	49,786	67,899
Corporate, general and administrative expenses	4,716	8,102	11,128	14,822	19,342	9,233	12,156
Amortization of goodwill	129	487	917	1,056	1,522	670	960
Income from operations	1,953	2,053	12,056	15,232	25,744	17,836	21,243
Income from joint venture	—	—	—	—	518	198	684
Interest (income) expense	(617)	(1,808)	(2,737)	(106)	1,147	12	702
Income before income taxes	1,336	245	9,319	15,126	27,409	18,047	22,629
Income tax expense (benefit)(1)	(453)	99	3,724	6,050	10,964	7,219	9,048
Income before extraordinary item	1,789	146	5,595	9,076	16,445	10,828	13,582
Extraordinary item (less applicable income taxes)	—	—	(340)	—	—	—	—
Net income	1,789	146	5,255	9,076	16,445	10,828	13,582
Accretion of preferred stock	1,036	2,156	2,514				—
Net income (loss) available to common stockholders	$ 753	$ (2,010)	$ 2,741	$ 9,076	$ 16,445	$ 10,828	$ 13,582
Basic earnings per share							
Net income available to common stockholders before extraordinary item	0.19	(0.60)	0.62	0.63	0.97	0.68	0.73
Extraordinary item	—	—	(0.07)	—	—	—	—
Net income	$ 0.19	$ (0.60)	$ 0.55	$ 0.63	$ 0.97	$ 0.68	$ 0.73
Diluted earnings per share							
Net income available to common stockholders before extraordinary item	0.19	(0.60)	0.55	0.57	0.89	0.61	0.71
Extraordinary item	—	—	(0.03)	—	—	—	—
Net income	$ 0.19	$ (0.60)	$ 0.52	$ 0.57	$ 0.89	$ 0.61	$ 0.71
Weighted average shares outstanding							
Basic	3,880	3,345	4,972	14,385	17,006	15,937	18,555
Diluted(2)	3,966	3,345	10,068	15,972	18,551	17,700	19,191

	Fiscal Year Ended September 30,					Six Months Ended March 31,	
	1996(4)	1997(5)	1998	1999(6)	2000(7)	2000	2001
Operating Data:(3)							
Stores open at beginning of period	18	33	47	52	73	73	90
New stores	2	4	5	5	10	3	2
Remodeled stores	1	1	2	3	1	1	2
Closed stores	0	0	0	0	0	0	0
Stores acquired	13	10	0	16	7	0	4
Stores open at end of period	33	47	52	73	90	76	96
Comparable Store Sales Growth:(5)	5.6%	(7.2)%	12.5%	5.0%	13.5%	12.0%	2.3%
Balance Sheet Data:							
Working capital	$ 1,897	$ 11,870	$ 18,263	$ 31,524	$ 83,540	$ 88,710	$ 85,160
Total assets	38,619	78,688	91,643	141,619	235,038	209,371	241,035
Long term debt, excluding current portion ..	10,700	30,888	5,250	5,717	14	24	3
Redeemable convertible preferred stock.....	11,597	20,591	—	—	—	—	—
Stockholder's equity (deficit)	(3,984)	(5,669)	51,610	87,245	174,951	159,241	190,517

(1) We operated as an S corporation through November 1995 and were not subject to federal and certain state corporate income taxes. In connection with the recapitalization that occurred on November 26, 1995, we revoked our S election, and became subject to taxation as a C corporation. If we had been taxed as a C corporation, we would have recorded income tax expense of $550,000 for the fiscal year ended September 30, 1996.

(2) Shares outstanding include 5,095, 1,587 and 1,545 shares issuable upon exercise of stock options and warrants outstanding as of September 30, 1998, 1999 and 2000, respectively, after applying the treasury stock method.

(3) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included after 12 months from acquisition if the store was open for 12 full months as of the date of acquisition. Remodeled or relocated stores are excluded from the comparable store base until they have completed 12 full months of operation from the date the remodeling was completed, or re-opened after relocation.

(4) The fiscal year 1996 data includes results of the Bryn Mawr Acquisition from May 13, 1996, which was accounted for using the purchase method.

(5) The fiscal year 1997 data includes results of the HiFi Buys Acquisition from June 1, 1997, which was accounted for using the purchase method.

(6) The fiscal year 1999 data includes the results of the Home Entertainment Acquisition from February 1, 1999, which was accounted for using the purchase method and the DOW Stereo/Video Acquisition from July 1, 1999, which was accounted for using the purchase method (see Note 11 to the consolidated financial statements).

(7) The fiscal year 2000 data includes the results of the United Audio Acquisition from April 1, 2000, which was accounted for using the purchase method (see Note 11 to the consolidated financial statements).

SOUND ADVICE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
(In thousands, except per share and number of stores data)

The selected statement of operations and balance sheet data set forth below for the fiscal year ended June 30, 1997, the seven month transition period ended January 31, 1998 and the fiscal years ended January 31, 1999, 2000 and 2001 have been derived from Sound Advice's financial statements, which have been audited by Sound Advice's independent auditors. The selected statements of operations data for the seven months ended January 31, 1997 and the twelve months ended January 31, 1998 have been derived from Sound Advice's financial statements which are unaudited. The information set forth below should be read in conjunction with "Sound Advice's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Sound Advice's Consolidated Financial Statements and the Notes thereto included elsewhere in this joint proxy statement/prospectus.

	Fiscal Year Ended June 30, 1997	Seven Month Period Ended January 31, 1997	Seven Month Transition Period Ended January 31, 1998	Twelve Months Ended January 31, 1998	Fiscal Year Ended January 31, 1999	Fiscal Year Ended January 31, 2000	Fiscal Year Ended January 31, 2001
Statement of Operations:							
Total revenue	$152,316	$98,558	$95,205	$148,963	$152,124	$177,349	$198,364
Cost of sales	102,298	67,005	64,234	99,527	98,893	115,057	127,745
Gross profit	50,018	31,553	30,971	49,436	53,231	62,292	70,619
Selling, general and administrative expenses	49,045	29,827	29,903	49,122	49,893	55,510	61,061
Income from operations	973	1,726	1,068	314	3,338	6,782	9,558
Interest (income) expense	1,556	891	897	1,562	1,417	1,367	1,968
Other (income) expense	(101)	(31)	(48)	(120)	(96)	107	(194)
Income (loss) before income taxes	(482)	866	219	(1,128)	2,017	5,308	7,784
Income tax expense (benefit)	389	475	1,175	1,089	1,310	(1,218)	3,075
Net income (loss)	$ (871)	$ 391	$ (956)	$ (2,217)	$ 707	$ 6,526	$ 4,709
Basic earnings per share							
Net income (loss)	$ (0.23)	$ 0.10	$ (0.26)	$ (0.59)	$ 0.19	$ 1.74	$ 1.23
Diluted earnings per share							
Net Income (loss)	$ (0.23)	$ 0.10	$ (0.26)	$ (0.59)	$ 0.18	$ 1.55	$ 1.08
Weighted average shares outstanding							
Basic	3,729	3,729	3,729	3,729	3,730	3,746	3,831
Diluted	3,729	3,729	3,729	3,729	3,965	4,223	4,357
Operating Data:							
Stores open at end of period	21		22		26	27	33
Balance Sheet Data:							
Current assets	$ 32,515		$37,546		$ 38,987	$ 43,381	$ 56,732
Current liabilities	24,724		31,960		34,225	30,361	48,476
Working capital	7,791		5,586		4,762	13,020	8,256
Total assets	46,550		51,789		55,217	60,932	84,031
Borrowings under revolving credit facility	11,875		10,700		13,776	7,310	18,141
Long term debt, excluding current portion	1,384		859		797	4,152	3,173
Stockholder's equity	16,298		15,342		16,058	22,692	28,851

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

We are providing the following selected unaudited pro forma combined financial information to help stockholders analyze the financial aspects of the merger. This information is only a summary. You should also read it in conjunction with Tweeter's historical consolidated financial statements (and related notes) incorporated by reference into this joint proxy statement/prospectus and the Sound Advice historical financial statements that are included in this joint proxy statement/prospectus. A more detailed derivation of this pro forma financial data can be found under the heading "Unaudited Pro Forma Combined Condensed Financial Information." You should not rely on the pro forma combined information as being indicative of the results that would have been achieved had the companies been combined or the future results that the combined company will experience after the merger. See "Unaudited Pro Forma Condensed Combined Financial Statements" on page 72 and "Where You Can Find More Information" on page 128.

At the effective time of the merger, each outstanding share of Sound Advice common stock, except for shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

Pro forma presentations were prepared using an assumed five-day average closing price of Tweeter common stock of $21 per share and $30 per share to demonstrate a range of possible results.

Unaudited Pro Forma Combined Balance Sheets
March 31, 2001
(In thousands)

	$21.00 Share Value March 31, 2001	$30.00 Share Value March 31, 2001
Working capital	$ 77,028	$ 75,195
Total Assets	377,206	421,739
Long-term debt, less current portion	3	3
Stockholder's Equity	285,907	328,607

Unaudited Condensed Pro Forma Combined Statements of Income
(In thousands, except share and per share data)

	$21.00 Share Value Fiscal Year Ended 9/30/2000	$21.00 Share Value Six Months Ended 3/31/2001	$30 Share Value Fiscal Year Ended 9/30/2000	$30 Share Value Six Months Ended 3/31/2001
Total revenue	$ 598,257	$ 397,009	$ 598,257	$ 397,009
Income from operations	30,495	26,077	28,306	24,965
Net income	19,216	15,527	17,027	14,416
Basic earnings per share	0.92	0.69	0.82	0.64
Weighted average shares outstanding (basic)	20,786,756	22,389,278	20,786,756	22,389,278
Diluted earnings per share	0.84	0.66	0.75	0.61
Weighted average shares outstanding (diluted)	22,845,801	23,556,790	22,845,801	23,556,790

COMPARATIVE PER SHARE DATA

The following table sets forth earnings and book value per common share for Tweeter and Sound Advice on a historical and pro forma combined basis. You should read this table along with Tweeter's historical consolidated financial statements incorporated by reference in this joint proxy statement/prospectus (see "Where You Can Find More Information" on page 128), Sound Advice's historical consolidated financial statements that begin on page F-1 and the unaudited pro forma combined financial statements on page 72. You should not rely on the pro forma combined information as being indicative of the results that would have been achieved had the companies been combined or the future results that the combined company will experience after the merger. Neither Tweeter nor Sound Advice has ever paid cash dividends on its common stock.

The merger consideration paid by Tweeter for each share of Sound Advice includes varying amounts of Tweeter common stock based on the average closing price of Tweeter common stock for the five days before the two days prior to the closing of the merger. Pro forma presentations were prepared using an assumed five-day average closing price of Tweeter common stock of $21 per share and $30 per share to demonstrate a range of possible results.

Comparative Earnings Per Share

	Twelve Months Ended September 30, 2000	Six Months Ended March 31, 2001
Tweeter		
Net income per common share:		
Basic earnings per share	$ 0.97	$ 0.73
Fully diluted earnings per share	0.89	0.71
Book value per common share	10.29	10.27

	Twelve Months Ended October 31, 2000	Six Months Ended January 31, 2001
Sound Advice		
Basic earnings per share	$ 1.60	$ 1.02
Fully diluted earnings per share	1.41	0.90
Book value per common share	6.89	7.52

	Twelve Months Ended September 30, 2000	Six Months Ended March 31, 2001
Pro Forma Combined: $21.00 Market Value(1)		
Net income per common share:		
Basic earnings per share	$ .92	$ .69
Fully diluted earnings per share	.84	.66
Book value per common share	12.94	12.77
Pro Forma Combined: $30.00 Market Value(1)		
Net income per common share:		
Basic earnings per share	$ .82	$ .64
Fully diluted earnings per share	.75	.61
Book value per common share	14.96	14.68

(1) The pro forma information was calculated by combining the historical amounts from Tweeter and Sound Advice after considering the pro forma adjustments divided by the sum of Tweeter's historical share information and the additional shares of Tweeter's common stock estimated to be issued in the merger.

COMPARATIVE PER SHARE MARKET PRICE DATA

Tweeter's common stock has traded on the Nasdaq National Market under the symbol "TWTR" since July 16, 1998. Sound Advice's common stock has traded on the Nasdaq National Market under the symbol "SUND" since June 28, 1986. The following table sets forth the high and low sales prices reported on the Nasdaq National Market for Tweeter common stock and Sound Advice common stock for the periods indicated. The prices shown do not include retail markups, markdowns or commissions.

Tweeter

Fiscal Quarter Ended	High	Low
December 31, 1998	$ 15.500	$ 5.313
March 31, 1999	$ 20.000	$ 13.375
June 30, 1999	$ 20.750	$ 11.063
September 30, 1999	$ 19.000	$ 13.297
December 31, 1999	$ 39.750	$ 18.500
March 31, 2000	$ 44.750	$ 22.250
June 30, 2000	$ 44.250	$ 21.688
September 30, 2000	$ 39.875	$ 27.250
December 31, 2000	$ 36.313	$ 10.625
March 31, 2001	$ 21.313	$ 11.563
June 30, 2001 (through June 12, 2001)	$ 29.680	$ 18.390

Sound Advice

Fiscal Quarter Ended	High	Low
April 30, 1999	$ 4.625	$ 2.250
July 31, 1999	$ 8.375	$ 3.063
October 31, 1999	$ 10.000	$ 6.344
January 31, 2000	$ 12.750	$ 7.875
April 30, 2000	$ 12.500	$ 7.000
July 31, 2000	$ 11.375	$ 7.000
October 31, 2000	$ 10.188	$ 5.313
January 31, 2001	$ 8.875	$ 3.750
April 30, 2001	$ 11.000	$ 7.750
July 31, 2001 (through June 12, 2001)	$ 27.12	$ 10.55

As of   , 2001, there were approximately   record holders of Tweeter common stock, and there were approximately   record holders of Sound Advice common stock. Neither Tweeter nor Sound Advice has ever paid cash dividends on its common stock. Tweeter and Sound Advice intend to retain earnings, if any, to support the development of their respective businesses and neither anticipates paying cash dividends for the foreseeable future. Following completion of the merger, Tweeter common stock will continue to be listed on the Nasdaq National Market, and there will be no further market for Sound Advice common stock.

The following table sets forth the closing sale prices per share of Tweeter common stock and Sound Advice common stock as reported on The Nasdaq National Market and the estimated equivalent price per share, as explained below, of common stock on June 1, 2001, the last full trading day before the public announcement of the proposed merger, and on June 12, 2001.

Date	Tweeter Common Stock	Sound Advice Common Stock	Estimated Equivalent Sound Advice Per Share Price
June 1, 2001	$28.75	$15.00	$28.75
June 12, 2001	$29.00	$26.75	$29.00

The estimated equivalent per share price of Sound Advice common stock equals the assumed exchange ratio of 1.00 multiplied by the price of a share of Tweeter common stock. If the merger had occurred on June 12, 2001, Sound Advice stockholders would have received one share of Tweeter common stock worth $29.00 for each share of Sound Advice common stock owned on that date. The actual equivalent price of a share of Sound Advice common stock that Sound Advice stockholders will receive if the merger is completed may be different from this price because the price per share of Tweeter common stock on The Nasdaq National Market fluctuates continuously. In addition, the exchange ratio will be adjusted if the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is more than $30 per share or less than $21 per share.

RISK FACTORS

By voting in favor of the merger, Sound Advice stockholders will be choosing to invest in Tweeter common stock. An investment in Tweeter common stock involves a high degree of risk. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occur, the business and prospects of Sound Advice or Tweeter may be seriously harmed. In these cases, the trading price of Tweeter common stock would decline, and you could lose all or part of your investment.

Risks Related to the Merger

The value of the merger consideration will fluctuate.

Sound Advice stockholders will receive a fixed number of shares of Tweeter common stock upon the completion of the merger unless the average daily closing price of Tweeter common stock for the five business days ending two days prior to the effective date of the merger exceeds $30 per share or is below $21 per share. Provided that the market price of Tweeter common stock falls within that range, the actual dollar value of Tweeter common stock that Sound Advice stockholders will receive upon the merger's completion will depend on the market value of Tweeter common stock when the merger is completed and may decrease from the date you submit your proxy. If the average daily closing price of the Tweeter common stock for the five business days ending two days prior to the effective date of the merger is more than $30 per share, the exchange ratio will be adjusted so that the per share value of the merger consideration will approximate $30. The market price of Tweeter common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities in general, and the market for securities of retail companies in particular, and has experienced significant volatility. In addition, the market price of Tweeter common stock may decline as a result of any of the risks set forth below. We urge you to obtain recent market quotations for Tweeter common stock and Sound Advice common stock. Neither Tweeter nor Sound Advice can predict or give any assurances as to the market price of Tweeter common stock at any time before or after the completion of the merger. In the event that the market price of Tweeter common stock at the time of the closing is below $18 per share, then either party may terminate the merger agreement. However, in the event that the market price of Tweeter common stock at that time is at least $18 per share, Sound Advice will be obligated to close the merger as long as the other conditions in the merger agreement have been satisfied.

Tweeter and Sound Advice may not achieve the benefits they expect from the merger.

Tweeter and Sound Advice entered into the merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits Tweeter and Sound Advice expect from the merger will depend in part on the integration of the operations and personnel of the two companies in a timely and efficient manner. The failure to successfully integrate and achieve the desired strategic benefits of the merger could result in the loss of customers or key employees or could have a material adverse effect on the combined company's business, financial condition and operating results. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

The issuance of additional shares of Tweeter common stock and options in the merger may reduce the price of Tweeter common stock.

The issuance of shares of Tweeter common stock and options in the merger could reduce the market price of Tweeter common stock if Tweeter is unable successfully to integrate Sound Advice's operations and personnel or to achieve revenue growth, cost savings and any other anticipated benefits of the merger sufficient to offset the effect of the issuance. There can be no assurance that Tweeter will be able successfully to integrate Sound Advice's operations and personnel and achieve revenue growth, cost savings or any other expected benefits of the merger or that a Sound Advice stockholder will achieve greater returns as a Tweeter stockholder than as a Sound Advice stockholder. Immediately following the merger, assuming a one for one exchange ratio and no exercise of stock options, there will be approximately 3.8 million additional shares of Tweeter common stock available for sale in the public market, and approximately an additional 900,000 shares issuable upon the exercise of fully vested, immediately exercisable options. The prospect of such sales could decrease the market price of Tweeter common stock.

All of the shares of Tweeter common stock issued in connection with the merger will be either freely tradeable without restriction or registered for resale by the holders except that some Sound Advice officers and directors have agreed not to sell more than 50% of the shares received by them for a period of ninety days following the effective date of the merger.

The merger will dilute the equity interest of existing Tweeter stockholders.

Existing Tweeter stockholders will own a smaller percentage of Tweeter and its voting stock after the merger than they currently own. As of May 25, 2001, Tweeter had outstanding 18,732,705 shares of common stock. Upon the completion of the merger, assuming a one for one exchange ratio and no exercise of stock options, we expect to issue approximately an additional 3.8 million shares. Accordingly, the equity interest of the existing Tweeter stockholders, will decrease to approximately 83% of the outstanding shares of Tweeter common stock immediately following the merger.

Sound Advice's officers and directors have conflicts of interest that may influence them to support or approve the merger.

The directors and officers of Sound Advice will participate in arrangements and have continuing indemnifications against liabilities that provide them with interests in the merger that may be different from, or are in addition to, those of Sound Advice's stockholders generally. Sound Advice stockholders should consider whether these interests may have influenced these directors or officers to support or recommend the merger.

The arrangements include the following:

• Employment Agreements:

Each of Peter Beshouri and Michael Blumberg, directors and executive officers of Sound Advice, has an employment agreement with Sound Advice that provides him with a severance package equal to three times his base salary plus three times his most recent annual bonus. These severance benefits are triggered if, among other things, the officer gives Sound Advice notice that he is terminating employment upon a change of control, provided that he continues to be employed by Sound Advice until the effective date of the change of control. If Messrs. Beshouri and Blumberg were to terminate their employment in connection with the merger under these agreements, they would be entitled to severance payments of $3,000,000 and $1,575,000, respectively.

Tweeter has negotiated new employment arrangements with Messrs. Beshouri and Blumberg to induce them to remain with Sound Advice following the merger. Under these new arrangements, Messrs. Beshouri and Blumberg have agreed to relinquish the payments potentially due under their existing agreements with Sound Advice in consideration of Tweeter's making payments of $1,000,000 to Mr. Beshouri and $800,000 to Mr. Blumberg in connection with the merger.

The employment agreements Tweeter will enter into with Messrs. Beshouri and Blumberg are for two years and one year, respectively. The employment agreements provide that Mr. Beshouri will receive a salary of $400,000 per year and a signing bonus of $100,000, and Mr. Blumberg will receive a salary of $250,000 per year and a signing bonus of $50,000. Each of Messrs. Beshouri and Blumberg have the opportunity to participate in Tweeter's bonus and incentive plans. Messrs. Beshouri and Blumberg also are eligible to receive annual bonuses, in the sole and absolute discretion of Tweeter. In addition, Mr. Beshouri will be granted options to purchase an aggregate of 30,000 shares of Tweeter common stock, and Mr. Blumberg will be granted options to purchase an aggregate of 20,000 shares of Tweeter common stock, pursuant to Tweeter's 1998 Stock Option and Incentive Plan. If Mr. Beshouri is a director of Tweeter when he is not an employee, he will be eligible for any option grants made to Tweeter's non-employee directors.

The employment agreements provide for continued employment until termination by either party. Tweeter, however, may terminate either employment agreement with or without cause at any time. If either executive's employment is terminated by Tweeter without cause or the executive terminates his employment for good reason, Tweeter is obligated to continue to pay the respective executive an amount equal to his salary for one year or, in the case of Mr. Beshouri, his salary to the second anniversary of his employment agreement, if later.

Each of Kenneth L. Danielson and Christopher O'Neil, executive officers of Sound Advice, has an employment agreement with Sound Advice providing for severance payments that are triggered upon essentially the same events, and payable in the same ratios to salary and bonus, as the existing agreements of Messrs. Beshouri and Blumberg described above. If Messrs. Danielson and O'Neil were to terminate their employment in connection with the merger pursuant to these agreements, they would each be entitled to severance payments of $1,140,000. Messrs. Danielson and O'Neil each have agreed to reduce the amounts payable to them under these agreements on account of the merger to $500,000.

- Non-Competition Agreements:

Tweeter also has agreed to pay $1,900,000 to Mr. Beshouri and $725,000 to Mr. Blumberg as consideration for entering into new noncompetition agreements with Tweeter. Tweeter also has agreed to pay $640,000 to each of Messrs. Danielson and O'Neil as consideration for entering into new noncompetition agreements with Tweeter.

- Tweeter has agreed that any rights to indemnification for acts or omissions occurring prior to the merger effective date existing in favor of the current or former directors or officers of Sound Advice and its subsidiaries as of the date of the merger agreement shall continue in full force and effect in accordance with their terms. Tweeter has agreed to maintain in effect Sound Advice's current director's and officer's liability insurance policy (or provide a comparable policy) for the next six years.

- Tweeter has increased the size of its board to create one vacancy and has agreed to nominate Peter Beshouri, the president and chief executive officer of Sound Advice, for election to the board, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual meeting of stockholders to be held in 2004.

One of Tweeter's directors has a conflict of interest that may have influenced him to support or approve the issuance of the Tweeter common stock in the merger.

Samuel Bloomberg, the chairman of the board of Tweeter, and his wife Carolina currently own 10,000 shares of Sound Advice common stock, which they acquired between November 1997 and January 1998. Also, each of the Samuel Bloomberg Trust d/t/d 10/26/95 FBO Joshua Bloomberg and the Samuel Bloomberg Trust d/t/d 10/26/95 FBO Mikaela Bloomberg owns 15,000 shares of Sound Advice common stock, which was acquired in January 1998 and February 1998. Jeffrey Bloomberg (a director of Tweeter and Samuel Bloomberg's brother), Margaret Biller (Samuel Bloomberg's sister-in-law) and Carolina Bloomberg (Samuel Bloomberg's wife) are the trustees of both trusts.

As a result of Mr. Bloomberg's, his wife's and the trusts' ownership of shares of Sound Advice, they will receive shares of Tweeter common stock in the merger. Tweeter stockholders should consider whether this might have influenced Mr. Bloomberg's decision to approve the merger agreement and recommend that Tweeter's stockholders approve the issuance of Tweeter common stock in the merger.

The merger may fail to qualify as a tax-free reorganization, resulting in the recognition of taxable gains or losses on Sound Advice shares.

Tweeter and Sound Advice have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service has not provided a ruling on the matter, Tweeter and Sound Advice expect to obtain legal opinions from their respective legal counsel that the merger qualifies as a reorganization within the meaning of that section. Those opinions will not bind the Internal Revenue Service or prevent the Internal Revenue Service from adopting a contrary position. If the merger fails to qualify as a reorganization under that section and the companies decide to proceed with the merger, a Sound Advice stockholder generally would recognize gain or loss on each share of Sound Advice common stock surrendered in an amount equal to the difference between the stockholder's basis in that share and the fair market value of the Tweeter common stock received in exchange for that share at the effective time of the merger.

Failure to complete the merger could adversely affect the stock price of Tweeter and Sound Advice and their future businesses and operations and Sound Advice may be required to pay a termination fee to Tweeter.

If the merger is not completed for any reason, Tweeter and Sound Advice may be subject to a number of material risks, including the following:

- Sound Advice may be required under certain circumstances to pay to Tweeter a termination fee of $4 million;

- the price of Tweeter's or Sound Advice's common stock may decline to the extent that the current market price of their common stock reflects a market assumption that the merger will be completed; and

- costs incurred by Tweeter and Sound Advice related to the merger, such as legal, accounting and a portion of financial advisor fees, must be paid even if the merger is not completed.

Uncertainties associated with the merger may cause one or both companies to lose key employees.

Current employees of both companies may experience uncertainty about their future roles with the combined company. This uncertainty may adversely affect both companies' ability to retain key management, sales and marketing personnel. Many of these employees may be critical to the business and operations of the combined company. In addition, prospective employees may be reluctant to join either company until the uncertainty concerning the merger is cleared up. The loss of key personnel may imperil the merger or lead to disruptions of the operations of each company or the combined entity. The loss of key personnel could also result in a loss of key information, expertise and know-how, which loss could result in future replacement costs such as recruitment and training.

The merger may go forward even if material adverse changes result from the announcement of the merger, the economy as a whole, industry-wide changes or other causes.

In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party before the closing. Material adverse change does not include industry-wide changes, changes affecting the economy as a whole, and changes resulting from the announcement of the merger, even in the event such a change has a material adverse effect on Tweeter or Sound Advice. Accordingly, if one of these changes should happen before the closing, neither party will be allowed to refuse to complete the merger. In addition, fluctuations in the market price (unless the average daily closing price as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger decreases to below $18 per share) or trading volume of Tweeter common stock or the failure of Tweeter to meet or exceed analysts' expectations will not allow Sound Advice to refuse to complete the merger. If adverse changes occur but Tweeter and Sound Advice must still complete the merger, Tweeter's stock price may suffer. This in turn may reduce the value of the transaction to stockholders.

The market price of Tweeter common stock may decline as a result of the merger.

The market price of Tweeter common stock may decline as a result of the merger if:

- the integration of Tweeter and Sound Advice is unsuccessful or delayed;

- Tweeter does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors; or

- the effect of the merger on Tweeter's financial results is not consistent with the expectations of financial or industry analysts or investors.

The market price of the Tweeter common stock could also decline as a result of factors related to the merger which may currently be unforeseen.

The merger could harm key third-party relationships.

The present and potential relationships of Tweeter and Sound Advice with customers and other third parties with whom the two companies have relationships may be harmed by the proposed merger. Such uncertainty may cause these parties to delay purchasing and other decisions.


Risks Related to Tweeter


Risks Associated with Growth

Tweeter's business plans call for the opening, or acquiring through strategic acquisitions, of new stores in both existing and new geographic markets. We may not be able to achieve our planned expansion or to effectively integrate any new stores into our existing operations. The opening of additional stores in new geographic markets could present competitive and merchandising challenges different from those we currently or previously faced within our existing geographic markets. In addition, we may incur higher costs related to advertising, administration and distribution as we enter new markets.

There are a number of factors that could affect our ability to open or acquire new stores consistent with our business plans. These factors also affect the ability of any newly opened or acquired stores to achieve sales and profitability levels comparable with our existing stores, or to become profitable at all. These factors include:

- The identification and acquisition of suitable sites and the negotiation of acceptable leases for such sites;

- The identification of existing audio and video consumer electronics retailers appropriate for strategic acquisition;

- The successful consummation of such acquisitions;

- The obtaining of governmental and other third-party consents, permits and licenses needed to operate such additional sites;

- The hiring, training and retention of skilled personnel;

- The availability of adequate management and financial resources;

- The adaptation of our distribution and other operational and management systems to an expanded network of stores;

- The ability and willingness of vendors to supply on a timely basis at competitive prices; and

- Continued consumer demand for our products at levels that can support acceptable profit margins.

In addition, our rapid expansion through the opening or acquisition of new stores will place significant demands on our management, resources, operations and information systems. Such expansion requires us to expend significant effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. We also need to attract and retain additional qualified personnel, including new store managers, for such new stores.

Our continued growth also depends on our ability to increase sales in our existing stores. The opening of additional stores in an existing market could result in lower net sales at our existing stores in that market.

Risks Associated with Acquisitions

Integration of newly acquired stores may involve significant delay or expense. Additional suitable acquisition candidates may not be identified. Further, we may not consummate acquisitions of any identified candidates and new stores acquired through such acquisitions may not operate profitably or integrate successfully into our operations. Previously acquired stores have had, and newly acquired stores may have, different merchandising, advertising, store format and operating approaches from our existing stores, and our success in integrating such stores will depend on our ability to effect significant changes in the operations of such stores to conform to our approach in these areas. We may not be successful in effecting such changes without an adverse effect on the revenues or profitability of such stores. In addition, future acquisitions could involve the issuance of equity securities which could dilute the holdings of existing stockholders. Future acquisitions could also involve the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our results of operations or financial condition.

Dependence on Key Personnel

Our success depends upon the active involvement of senior management personnel, particularly Samuel J. Bloomberg, Tweeter's Chairman of the Board, Jeffrey Stone, Tweeter's President and Chief Executive Officer and Joseph McGuire, Tweeter's Chief Financial Officer. The loss of the full-time services of Messrs. Stone, Bloomberg, McGuire or other members of senior management could have a material adverse effect on Tweeter's results of operations and financial condition. Except for employment contracts with Messrs. Stone, Bloomberg, and McGuire, Tweeter does not have employment agreements with any members of its senior management team. Tweeter currently maintains key-man life insurance on the lives of Messrs. Bloomberg and Stone in the amounts of $1,000,000 and $5,000,000, respectively.

Risks Associated with Competition

The retail consumer electronics industry is highly competitive. Tweeter currently competes against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics products similar and often identical to those Tweeter sells. Tweeter also competes in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronic products that Tweeter sells. Certain of these competitors have substantially greater financial resources than Tweeter that may increase their ability to purchase inventory at lower costs or to initiate and sustain price competition. In addition, the large format stores are continuing to expand their geographic markets, and such expansion may increase price competition within those markets. A number of different competitive factors could have a material adverse effect on Tweeter's results of operations and financial condition, including:

- Increased operational efficiencies of competitors;

- Competitive pricing strategies;

- Expansion by existing competitors;

- Entry by new competitors into markets in which Tweeter is currently operating; or

- Adoption by existing competitors of innovative store formats or retail sales methods.

Seasonal and Quarterly Fluctuations in Sales

Seasonal shopping patterns affect our business, like that of many retailers. The fourth calendar quarter, which is Tweeter's first fiscal quarter and which includes the December holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of Tweeter's operating income for its entire fiscal year. As a result, any factors negatively affecting Tweeter during such calendar quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on Tweeter's results of operations for the entire year. More generally, Tweeter's quarterly results of operations may fluctuate based upon such factors as:

- The timing of new store openings and new store acquisitions;
- The amount of store pre-opening expenses;
- The amount of net sales contributed by new and existing stores;
- The mix of consumer electronic products sold in its stores;
- Profitability of sales of particular products; and
- Other competitive factors.

Fluctuations in Comparable Store Sales

A number of factors have historically affected, and will continue to affect, Tweeter's comparable store sales results, including, among other factors:

- Competition;
- General regional and national economic conditions;
- Consumer trends;
- Changes in Tweeter's product mix;
- Timing of promotional events;
- New product introductions; and
- Tweeter's ability to execute its business strategy effectively.

Tweeter does not expect comparable store sales to increase at historical rates, and comparable store sales may decrease in the future. Changes in Tweeter's comparable store sales results could cause the price of the common stock to fluctuate substantially.

Potential Need for Additional Financing

Financing for the opening and acquisition of new stores may be in the form of debt or equity or both and may not be available on terms acceptable to Tweeter, if at all. We estimate that the average cash investment, including pre-opening expenses for tenant fit-out, demonstration and inventory (net of payables), required to open a store to be approximately $1,115,000. The actual cost of opening a store may be significantly greater than such current estimates, however, and we may need to seek additional debt and/or equity financing in order to fund our continued expansion through 2001 and beyond. In addition, our ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments. Additional issuances of equity by Tweeter may result in dilution to existing stockholders.

Changes in Consumer Demand and Preferences

Tweeter's success depends on its ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in such demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those Tweeter markets, are affected by, among other things, prevailing economic conditions. In addition, the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest stimulate the demand for audio and video consumer electronics products. Also, many products which incorporate the newest technologies, such as DVD and high-definition television, are subject to significant technological and pricing limitations and to the actions and cooperation of third parties such as television broadcasters or movie distributors. It is possible that these products or other new products will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products Tweeter sells would have a materially adverse effect on its results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by Tweeter to identify and respond to changes in consumer demand and preferences would have a material adverse effect on Tweeter's results of operations and financial condition.

Dependence on Suppliers

The success of Tweeter's business and growth strategy depends to a significant degree upon its suppliers, particularly its brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Yamaha, Boston Acoustics and Panasonic. Tweeter does not have any supply agreements or exclusive arrangements with any vendors. Tweeter typically orders its inventory through the issuance of individual purchase orders to vendors. In addition, Tweeter relies heavily on a relatively small number of suppliers. Tweeter's two largest suppliers accounted for approximately 43% of its sales during fiscal 2000. The loss of any of these key vendors or the failure by Tweeter to establish and maintain relationships with these or other vendors could have a material adverse effect on Tweeter's results of operations and financial condition and its expansion. It is possible, especially given Tweeter's growth strategy, that Tweeter will be unable to acquire sufficient quantities or an appropriate mix of consumer electronic products at acceptable prices, if at all. Specifically, Tweeter's ability to establish additional stores in existing markets and to penetrate new markets depends to a significant extent on the willingness and ability of vendors to supply those additional stores, and vendors may not be willing or able to do so. As we continue to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to us at acceptable prices in one or more markets could have a material adverse effect on our results of operations and financial condition.

Uncertainty of Intellectual Property Rights

Our "Tweeter, etc." and "Bryn Mawr Stereo" service marks have been registered with the United States Patent and Trademark Office. Tweeter has not registered the "HiFi Buys" service mark and is aware that other consumer electronics retailers use the name "HiFi Buys" outside Tweeter's current geographical markets. Tweeter has submitted applications for registration of certain other of its service marks, which applications are currently pending. Tweeter may be unable to successfully register such service marks. In addition, Tweeter's service marks, whether registered or unregistered, and patents may not be effective to protect its intellectual property rights, and infringement or invalidity claims may be asserted by third parties in the future. Any such assertions, if proven to be true, could have a material adverse effect on Tweeter's results of operations and financial condition.

Significant Ownership by Principal Stockholders

Tweeter's executive officers, directors and principal stockholders and their affiliates own approximately 9% of Tweeter's outstanding common stock (not including options exercisable within 60 days). As a result, those parties might be able to significantly influence Tweeter's affairs if they were to act together.

Effect of Certain Charter and By-law Provisions; Anti-Takeover Provisions

Tweeter's corporate charter and by-laws, as well as certain provisions of the Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a change in control of Tweeter, even if such a change in control would be in the interest of a significant number of Tweeter's stockholders or if such change in control would provide such stockholders with a substantial premium for their shares over then current market prices. For example, the charter authorizes Tweeter's Board of Directors to issue one or more classes of preferred stock, having such designations, rights and preferences as they determine, and such issuances may, among other things, have an adverse effect on the rights of holders of common stock.

Tweeter's stockholders have no right to take action by written consent and may not call special meetings of stockholders. An amendment of certain provisions of the charter requires the affirmative vote of at least 75% of the shares of voting stock then outstanding. Any amendment of the bylaws by the stockholders requires the vote of at least 75% of the shares present in person or represented by proxy at a stockholders meeting. The charter also provides for the staggered election of directors to serve for one, two and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 75% of the shares of common stock represented at a stockholders' meeting.

In addition, under the terms of Tweeter's Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock, all other stockholders of Tweeter would have the right to purchase securities from Tweeter at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of the acquiring person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the common stock in connection with such a transaction.

Volatility of Stock Price

The trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to a variety of internal and external factors. The stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These broad market factors may have a material adverse effect on the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect Tweeter's results of operations and financial condition.


Risks Related to Sound Advice


If new products are not introduced or accepted by consumers, or if Sound Advice does not accurately predict and respond to consumer demands for new products, its business will be negatively affected.

The demand for Sound Advice's products depends to a large extent on the periodic introduction and availability of new products and technologies by third parties. Many products that incorporate the newest technologies, such as DVD and HDTV, are subject to significant technological changes and pricing limitations. They are also subject to the actions and cooperation of third parties such as cable and satellite television broadcasters and movie distributors. These products or other new products, including new digital formats, may never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies, without a comparable increase in sales of new products in the same period due to uncertainty regarding consumer acceptance of the new products. Significant deviation from the projected demand for products Sound Advice sells may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by Sound Advice to identify and respond to changes in consumer demand and preferences would have a material adverse effect on Sound Advice's results of operations and financial condition.

A decline in general economic conditions could result in reduced consumer demand for the products Sound Advice sells and could negatively affect its business.

When general economic conditions are uncertain or negative, consumers may choose to spend less on luxury items. As such, a downturn in the U.S. economy or an uncertain economic outlook could cause a decrease in the consumer demand for many of the products that Sound Advice markets. Current economic volatility may negatively affect Sound Advice's results of operations for fiscal 2002.

Sound Advice operates in a highly competitive business environment and may not be able to sustain its profitability.

The retail consumer electronics industry is highly competitive. Sound Advice primarily competes against retailers that specialize in one or more types of consumer electronics. Sound Advice also competes against national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics similar and in some cases identical to those Sound Advice sells. The large format stores continually expand their geographic markets, and that expansion may increase competition within Sound Advice's markets. To a lesser extent, Sound Advice competes with Internet retailers of electronic goods. Some of Sound Advice's competitors have substantially greater financial resources than Sound Advice does, which may increase their ability to purchase inventory at lower costs or to initiate and sustain predatory price competition. A number of different competitive factors could have a material adverse effect on Sound Advice's results of operations and financial condition, including: adoption by existing competitors of a merchandising strategy of upscale products within innovative store formats; pricing strategies on identical products; expansion by existing competitors; entry by new competitors into markets in which Sound Advice currently operates; and increased operational efficiencies of competitors.

If Sound Advice does not manage growth well, its business will be negatively affected.

Sound Advice's future growth depends on its ability to open new stores in both existing and new geographic markets and to operate those stores profitably. Sound Advice may not be able to achieve successful expansion or to integrate effectively any new stores into its existing operations. If it opens additional stores in new geographic markets, it may face competitive and merchandising challenges different from those it currently faces or previously faced within its existing geographic markets. In addition, Sound Advice may incur higher costs related to advertising, administration and distribution as it enters new markets. There are a number of factors which could affect its ability to open new stores. Some of these factors also affect the ability of Sound Advice's newly opened stores to achieve sales and profitability levels comparable with its existing stores, or to become profitable at all. These factors include: Sound Advice's identification and acquisition of suitable sites and the negotiation of acceptable leases for its stores; Sound Advice's ability to hire, train and retain skilled personnel; the availability of adequate management and financial resources; Sound Advice's ability to adapt its distribution and other operational and management systems to an expanded network of stores; the ability and willingness of vendors to supply products to Sound Advice on a timely basis at competitive prices; continued consumer demand for Sound Advice products at levels that can support acceptable profit margins; Sound Advice's ability to effectively compete in new markets; and Sound Advice's ability to achieve cost effective print and radio advertising.

Since a majority of Sound Advice stores are located in the state of Florida, its business could be materially harmed by conditions affecting the state of Florida.

Out of the 33 stores Sound Advice operates, 30 stores are located in the State of Florida. The geographical concentration of the stores makes Sound Advice particularly vulnerable to adverse events in these markets, including regional competition, unfavorable regional economic conditions or adverse weather events such as hurricanes.

Sound Advice experiences seasonal fluctuations in its sales which result in fluctuations in quarterly results.

Seasonal shopping patterns affect Sound Advice's business. The fourth quarter, which includes the holiday shopping season, generates a substantial portion of Sound Advice's operating income. As a result, any factors negatively affecting Sound Advice during the fourth calendar quarter, including insufficient quantities of products from vendors or adverse weather, could have a material adverse effect on Sound Advice's results of operations for the entire year.

Sound Advice's operating results and comparable store sales may fluctuate significantly in the future.

Sound Advice's quarterly results of operations and comparable store sales may fluctuate based upon the following factors: timing of new store openings and new store acquisitions; the amount of net sales contributed by new and existing stores; its sales mix; profitability of sales of particular products; consumer trends; changes in Sound Advice's product offering; timing of promotional events; adverse weather conditions; opening of new stores within geographic areas where it has existing stores; and the amount of store pre-opening expenses.

Sound Advice's executive officers are important to its business and their loss would negatively affect Sound Advice.

Sound Advice's success depends upon the active involvement of senior management personnel, particularly Peter Beshouri, its Chairman of the Board, Chief Executive Officer and President, and Michael Blumberg, its Senior Vice President. The loss of the full-time services of Messrs. Beshouri or Blumberg or other members of senior management could have a material adverse effect on Sound Advice's results of operations and financial condition.

Sound Advice relies on a limited number of suppliers and is dependent on continued relationships with them.

The success of Sound Advice's business depends to a significant degree upon its ability to obtain merchandise from its suppliers, particularly its brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Panasonic, Yamaha, B&W, Alpine and Bang & Olufsen. Sound Advice does not have any long term merchandise purchase contracts with any manufacturers or other vendors and typically orders its inventory through purchase orders. Of the approximately 150 manufacturers from whom Sound Advice purchases products, five accounted for approximately 56% of our purchases during fiscal 2001. The loss of any of these key vendors or Sound Advice's failure to establish and maintain relationships with these or other vendors could have a material adverse effect on Sound Advice's results of operations and financial condition. It is possible that Sound Advice will be unable to acquire sufficient quantities or an appropriate mix of consumer electronics at acceptable prices.

Costs and availability of the inventory Sound Advice purchases from foreign vendors or their domestic affiliates may be subject to greater unpredictability than domestically purchased inventory.

Sound Advice purchase a portion of its inventory from overseas vendors, particularly vendors headquartered in Japan or their domestic affiliates. While all of Sound Advice's purchases are made in U.S. dollars, changes in trade regulations, currency fluctuations or other factors may increase the cost of items Sound Advice purchases from foreign vendors or create shortages of these items, which could in turn have a material adverse effect on its results of operations and financial condition.

THE SPECIAL MEETINGS

General

Tweeter

We are furnishing this joint proxy statement/prospectus to holders of Tweeter common stock in connection with the solicitation of proxies by the Tweeter board of directors for use at the special meeting of stockholders of Tweeter to be held on   , 2001, and at any adjournment or postponement thereof.

This joint proxy statement/prospectus is first being mailed to Tweeter stockholders on or about   , 2001.

Sound Advice

We are furnishing this joint proxy statement/prospectus to holders of Sound Advice common stock in connection with the solicitation of proxies by the Sound Advice board of directors for use at the special meeting of stockholders of Sound Advice to be held on   , 2001, and at any adjournment or postponement thereof.

This joint proxy statement/prospectus is first being mailed to Sound Advice stockholders on or about   , 2001. This joint proxy statement/prospectus is also furnished to Sound Advice stockholders as a prospectus in connection with the issuance by Tweeter of Tweeter common stock as contemplated by the merger agreement.

Date, Time, and Place

Tweeter

The Tweeter special meeting will be held on   , 2001, at   a.m., local time, at the offices of Goulston & Storrs, P.C., 400 Atlantic Avenue, Boston, Massachusetts 02110.

Sound Advice

The Sound Advice special meeting will be held on   , 2001, at   a.m., local time, at the Hollywood Sound Advice store at 4150 North 28 Terrace, Hollywood, Florida 33021.

Matters to be Considered at the Special Meetings

Tweeter

At the Tweeter special meeting and any adjournment or postponement thereof, Tweeter stockholders will be asked to consider and vote upon:

- a proposal to approve the issuance of shares of Tweeter common stock as contemplated by the merger agreement;

- the election of Peter Beshouri to the board of directors of Tweeter, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual stockholders' meeting to be held in 2004;

- approval of Tweeter's 1998 Stock Option and Incentive Plan, in order to maintain the plan's eligibility for exemption from the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code of 1986;

- approval of an amendment to Tweeter's 1998 Stock Option and Incentive Plan increasing the number of shares available for issuance under the plan; and

- approval of an amendment to the eligibility requirements of Tweeter's Employee Stock Purchase Plan to insure the plan's compliance with Section 423 of the Internal Revenue Code of 1986.

Sound Advice

At Sound Advice's special meeting and any adjournment or postponement thereof, Sound Advice stockholders will be asked to consider and vote upon:

- a proposal to approve the merger agreement and the merger; and

- any other business that may properly come before the special meeting.

Record Date

Tweeter

Tweeter's board has fixed the close of business on   , 2001 as the record date for the determination of Tweeter stockholders entitled to notice of and to vote at the Tweeter special meeting.

Sound Advice

Sound Advice's board has fixed the close of business on   , 2001 as the record date for the determination of Sound Advice stockholders entitled to notice of and to vote at the Sound Advice special meeting.

Voting of Proxies

Tweeter

The Tweeter board of directors requests that Tweeter stockholders complete, sign and date the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Tweeter.

Alternatively, Tweeter stockholders may vote either by telephone or the Internet as follows:

For Shares Directly Registered in the Name of the Stockholder.

Tweeter stockholders with shares registered directly with EquiServe may vote those shares telephonically by calling EquiServe at 1-877-779-8683 (within the U.S. and Canada only, toll-free), or via the Internet at EquiServe's voting Web site (www.eproxyvote/twtr.com).

For Shares Registered in the Name of a Broker or a Bank.

A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers telephone and Internet voting options. This program is different from the program provided by EquiServe for shares registered directly in the name of the stockholder. If your shares are held in an account with a broker or a bank participating in the ADP Investor Communication Services program, you may be able to vote those shares telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at ADP Investor Communication Services' voting Web site (www.proxyvote.com).

General Information for All Shares Voted Via the Internet or By Telephone.

Votes submitted via the Internet or by telephone must be received by   a.m. E.S.T. on   , 2001. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Tweeter special meeting. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be borne by the stockholder.

For Shares Voted Held in Street Name

Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions to you on how you can instruct your broker to vote the shares.

All properly executed proxies that Tweeter receives prior to the vote at the Tweeter special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no instructions are indicated:

- to approve the issuance of shares of Tweeter common stock as contemplated by the merger agreement;

- to elect Peter Beshouri to the board of directors of Tweeter, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual stockholders' meeting to be held in 2004;

- to approve Tweeter's 1998 Stock Option and Incentive Plan, in order to maintain the plan's eligibility for exemption from the limits on deductibility of compensation set forth in Section 162(m) of the Internal Revenue Code of 1986;

- to approve an amendment to Tweeter's 1998 Stock Option and Incentive Plan increasing the number of shares available for issuance under the plan; and

- to approve an amendment to the eligibility requirements of Tweeter's Employee Stock Purchase Plan to insure the plan's compliance with Section 423 of the Internal Revenue Code of 1986.

Tweeter's board does not currently intend to bring any other business before the special meeting and, so far as the Tweeter board knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will be voted in accordance with the judgment of the proxyholders.

A stockholder of record may revoke his or her proxy at any time prior to its use:

- by delivering to the secretary of Tweeter a signed notice of revocation or a later-dated, signed proxy, including a proxy given by telephone or through the Internet; or

- by attending the special meeting and voting in person.

  Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Sound Advice

The Sound Advice board of directors requests that stockholders of Sound Advice complete, sign and date the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Sound Advice.

Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions to you on how you can instruct your broker to vote the shares.

All properly executed proxies that Sound Advice receives prior to the vote at the Sound Advice special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no instructions are indicated, to approve the merger agreement and the merger. Sound Advice's board does not currently intend to bring any other business before the special meeting and, so far as Sound Advice's board knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will be voted in accordance with the judgment of the proxyholders.

A stockholder of record may revoke his or her proxy at any time prior to its use:

- by delivering to the secretary of Sound Advice a signed notice of revocation or a later-dated, signed proxy; or

- by attending the special meeting and voting in person.

Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Votes Required

Tweeter

As of the close of business on   , 2001, the record date, there were   shares of Tweeter common stock outstanding and entitled to vote. The affirmative vote of holders of a majority of the shares of Tweeter common stock present or represented by proxy and entitled to vote at the special meeting is required to approve the issuance of shares of Tweeter common stock in the merger, to approve Tweeter's 1998 Stock Option and Incentive Plan, to approve the amendment of Tweeter's 1998 Stock Option and Incentive Plan and to approve the amendment of Tweeter's Employee Stock Purchase Plan. A plurality of the votes cast in person or by proxy is required for the election of Peter Beshouri to the Tweeter board of directors. Tweeter stockholders have one vote per share of Tweeter common stock held as of the record date.

As of June 11, 2001, directors and executive officers of Tweeter beneficially owned an aggregate of 2,180,789 shares of Tweeter common stock (including any shares issuable upon the exercise of options that are exercisable within sixty days of June 11, 2001), or approximately 11.3% of the shares of Tweeter common stock outstanding on such date. Pursuant to a stockholder agreement and proxy, a copy of which is attached to this joint proxy statement/prospectus as Appendix C, some of the directors and executive officers of Tweeter have agreed to vote all of their shares of Tweeter common stock for approval of the issuance of the Tweeter common stock in the merger and any other transactions contemplated by the merger agreement. See "Related Agreements — Stockholder Agreement and Proxy."

Sound Advice

As of the close of business on   , 2001, the record date, there were   shares of Sound Advice common stock outstanding and entitled to vote. The holders of a majority of the shares of Sound Advice common stock outstanding and entitled to vote at the special meeting must adopt and approve the merger agreement and approve the merger. Sound Advice stockholders have one vote per share of Sound Advice common stock held as of the record date.

As of May 15, 2001, directors and executive officers of Sound Advice beneficially owned an aggregate of 1,600,017.9 shares of Sound Advice common stock, including any shares issuable upon the exercise of options all of which are currently exercisable, or approximately 33.33% of the shares of Sound Advice common stock outstanding on such date. Under a stockholder proxy, in the form attached as Appendix B hereto, directors and executive officers of Sound Advice, who beneficially own an aggregate of approximately 19.3% of Sound Advice's outstanding common stock (exclusive of any shares issuable upon the exercise of options), have granted Tweeter designees an irrevocable proxy to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction. See "Related Agreements — Stockholder Proxy." In addition, Tweeter holds approximately 7.6% of Sound Advice's outstanding common stock, and will (as required under the merger agreement) vote all of its shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction. Furthermore, Samuel Bloomberg, the chairman of the board of Tweeter, his wife, and the Samuel Bloomberg Family Trusts collectively hold approximately 1% of Sound Advice's outstanding common stock, and they plan to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction.

Quorum; Abstentions and Broker Non-Votes

Tweeter

The required quorum for the transaction of business at the Tweeter special meeting is a majority of the shares of Tweeter common stock issued and outstanding, and entitled to vote, on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this joint proxy statement/prospectus without the owners' specific instructions. Accordingly, Tweeter stockholders are urged to vote their shares by returning the enclosed proxy card marked to indicate their vote or granting their proxy by telephone or through the Internet. Abstentions and broker non-votes will have the same effect as a vote against all Tweeter proposals, except that abstentions and broker non-votes will have no effect on the proposed election of Peter Beshouri to the Tweeter board of directors.

Sound Advice

The required quorum for the transaction of business at the Sound Advice special meeting is a majority of the aggregate voting power of the common stock issued and outstanding on the record date. Abstentions and broker non-votes will each be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this joint proxy statement/prospectus without the owners' specific instructions. Accordingly, Sound Advice stockholders are urged to vote their shares by returning the enclosed proxy card marked to indicate their vote. Abstentions and broker non-votes will have the same effect as votes against approval of the merger agreement and the merger. In addition, the failure of a Sound Advice stockholder to return a proxy or otherwise vote will have the effect of a vote against the approval of the merger agreement and the merger.

Solicitation of Proxies and Expenses

Tweeter has retained the services of Corporate Investor Communications to assist in the solicitation of proxies from Tweeter stockholders. The fee to be paid to such firm for such services by Tweeter is not expected to exceed $, plus reasonable out-of-pocket expenses.

Sound Advice has retained the services of   to assist in the solicitation of proxies from Sound Advice stockholders. The fee to be paid to such firm for such services by Sound Advice is not expected to exceed $, plus reasonable out-of-pocket expenses.

In addition to solicitation by mail, the directors, officers and employees of Tweeter and Sound Advice may solicit proxies from their respective stockholders by telephone, facsimile, e-mail or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement which is attached as Appendix A and incorporated herein by reference. While Tweeter and Sound Advice believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Tweeter stockholders and Sound Advice stockholders. Stockholders of both companies should read carefully and in their entirety the entire merger agreement and the other documents we refer to for a more complete understanding of the merger.

Background of the Merger

As a regular part of their business planning process, Tweeter and Sound Advice have from time to time each considered opportunities for expanding and strengthening their retail operations of specialty mid to high end audio and video consumer electronics stores, including strategic acquisitions, business combinations, investments, and joint ventures.

Jeffrey Stone and Peter Beshouri, respective chief executive officers of Tweeter and Sound Advice, have a long-standing business relationship. Both have been members of the Progressive Retailers Organization (PRO), a buying group, for over ten years and for the last several years both individuals have served on PRO's board of directors. Additionally, Messrs. Stone and Beshouri have had periodic phone contact over the years discussing such topics as the state of the industry, hot product categories and issues in the operation of their respective business.

In March of 1998, the Tweeter board of directors discussed the current stock price and a potential acquisition of Sound Advice. At this meeting, the board of directors approved open market purchases of up to 4.9% of the outstanding common stock of Sound Advice. Immediately following this meeting, Tweeter began to engage in open market purchases of Sound Advice common stock. Between March of 1998 and February 1999, Tweeter acquired 137,000 shares of Sound Advice common stock at an aggregate cost of $349,086.

In February of 1999, Messrs. Stone and Beshouri had a conversation about merging the companies, but the result of the conversation was inconclusive. Based on Sound Advice's then current operating income, Tweeter did not believe it could offer a price that Sound Advice would find attractive.

At a regularly scheduled PRO meeting in September of 1999, Messrs. Stone and Beshouri met and talked about a possible merger of the companies. They discussed Sound Advice's business operations, its improving profitability, and potential synergies between the companies. Tweeter updated its internal models for Sound Advice during the ensuing weeks and Sound Advice provided Tweeter with internal numbers and projections to assist in the modeling efforts. At a Tweeter board of directors meeting on October 6, 1999, the Tweeter board discussed and approved approaching Sound Advice management with the idea of a pooling-of-interests transaction, valuing Sound Advice at $15.50 per share in an all stock pooling transaction. Jeff Stone communicated this proposal to Peter Beshouri in a letter to Mr. Beshouri dated October 7, 1999. The letter indicated that any cash offer from Tweeter would have to be significantly below $15.00 per share.

Over the next two weeks, many telephone discussions about this proposal took place between Mr. Stone and Mr. Beshouri. These discussions culminated in a revised offer letter to Mr. Beshouri dated October 25, 1999. In this letter Tweeter offered to acquire 100% of the outstanding Sound Advice shares in return for Tweeter shares at a floating exchange ratio that valued Sound Advice shares at $15.50. The letter contemplated fixed ratios if the market price for Tweeter's shares was below $35 or above $45, so that the value of the consideration to be paid per Sound Advice share would adjust downward from $15.50 for market prices below $35 per share and upward from $15.50 for market prices above $45 per share. The offer was conditioned on pooling-of-interests accounting being available. Mr. Beshouri rejected this offer, informing Mr. Stone that there was too much risk in Tweeter stock as it was trading at or near its all time high, and further advised Mr. Stone that Sound Advice would not consider any transaction in which Sound Advice shares were valued under $20 per share.

No other substantive merger discussions took place until January 2001, when Mr. Stone, Joseph McGuire, Tweeter's chief financial officer, Samuel Bloomberg, Tweeter's chairman of the board, Mr. Beshouri and Kenneth Danielson, Sound Advice's chief financial officer, met at the Consumer Electronics Show in Las Vegas. At that time, the group again discussed the benefits of merging the companies. The parties left these discussions with a significant difference in their view of the valuation that should be afforded to Sound Advice and no plan of action to proceed further.

At a Tweeter board of directors meeting on January 22, 2001, the board authorized Tweeter management to renew its open market purchases of Sound Advice stock.

On January 24, 2001, Sound Advice engaged U.S. Bancorp Piper Jaffray to render financial advisory services in connection with the possible sale of Sound Advice to a third party.

As a result of additional open market purchases, Tweeter filed a Schedule 13D with the SEC on February 16, 2001 reflecting an increase in its beneficial ownership of Sound Advice shares to 7.6% of Sound Advice's outstanding common stock, or 8.5% including shares held beneficially by Samuel Bloomberg, Tweeter's Chairman of the Board. Messrs. Stone and Beshouri discussed this filing on February 17, 2001. During this call, Mr. Beshouri inquired if Tweeter planned to make a hostile bid for Sound Advice. Mr. Stone stated that it was not Tweeter's intention to do so as it preferred to enter into a negotiated transaction, but that he could not promise that such a bid would not be made in the future.

On Saturday, April 28, 2001, Mr. Stone received a call from Mr. Beshouri informing him that he had retained U.S. Bancorp Piper Jaffray to render financial advisory services in connection with the negotiation of the sale of Sound Advice to a third party. Mr. Beshouri informed Mr. Stone that he was making a courtesy call to Mr. Stone to notify him of this, due to their relationship and the discussions that had occurred in the past relative to a merger between Tweeter and Sound Advice. Mr. Beshouri said that since Tweeter had not been able to offer the price that he had been looking for in the past, selling to another party was the preferred thing for Sound Advice to do. Mr. Stone told Mr. Beshouri that Tweeter was capable of making a competitive bid, in part because Sound Advice was showing significant improvement in its operating profit.

On Tuesday, May 1, 2001, Tweeter signed a confidentiality agreement with U.S. Bancorp Piper Jaffray, acting as agent for Sound Advice. On Wednesday, May 2, 2001 and over the next several days, Tweeter requested from U.S. Bancorp Piper Jaffray and received various due diligence materials concerning Sound Advice.

On Monday, May 7, 2001, U.S. Bancorp Piper Jaffray sent a letter to Mr. Stone requesting a firm offer from Tweeter no later than Friday, May 18, 2001.

At a May 10, 2001 meeting in Fort Lauderdale, Florida, Mr. Beshouri, Mr. Danielson, Michael Blumberg, and Christopher O'Neil were in attendance for Sound Advice and Mr. Stone, Mr. McGuire, and Mr. Bloomberg were in attendance for Tweeter. Present for U.S. Bancorp Piper Jaffray were Doug Whittaker and Eric Cremers. At this meeting, Sound Advice management presented an analysis of current operations, and discussed plans and budgets for the coming 18 months. Much time was spent discussing assumptions and planning regarding those budgets and assumptions.

On Friday, May 11, 2001, Tweeter management met informally with some members of its board of directors to update them on the status of the Sound Advice discussions. At this meeting it was decided to pursue negotiations toward entering into a letter of intent that would provide Tweeter with exclusivity while it continued due diligence on Sound Advice and the parties negotiated the terms of a definitive merger agreement. Also on Friday, May 11, 2001, Tweeter received from U.S. Bancorp Piper Jaffray a proposed form of merger agreement, and Tweeter retained Deutsche Banc Alex. Brown Inc. to render advice as to the fairness of the proposed transaction to Tweeter from a financial point of view.

On Thursday, May 17, 2001, Tweeter sent to U.S. Bancorp Piper Jaffray a draft letter of intent, and proposed revisions to the form of merger agreement. In the draft letter of intent Tweeter proposed an exchange ratio of one share of Tweeter common stock for each outstanding share of Sound Advice, subject to adjustment in the event Tweeter's market price per share was less than $20 or more than $30 at the time of the merger, such that the value per Tweeter share received by Sound Advice stockholders would not be less than $20 nor more than $30; provided either party would have the right to terminate if Tweeter's per share price at the time of the merger was less than $18.

Over the weekend of May 19 and May 20, 2001, U.S. Bancorp Piper Jaffray called Mr. McGuire to propose either an exchange ratio of 1.1 Tweeter shares for each Sound Advice share, with a $23 per share minimum, or a one for one exchange ratio with a $24 per share minimum.

On Monday, May 21, 2001, Tweeter's board of directors met and approved a revised offer, and Tweeter sent to U.S. Bancorp Piper Jaffray a revised draft letter of intent reflecting the offer approved by the board, which maintained the one for one exchange ratio, but raised the minimum price per share to $21. The draft letter of intent stated that the deadline for Sound Advice's responding to the offer was 12:00 p.m. Tuesday, May 22, 2001.

On Tuesday, May 22, 2001, Mr. Beshouri called Mr. McGuire to say that Sound Advice would probably accept Tweeter's offer. At Mr. Beshouri's request, Mr. McGuire agreed that Tweeter's deadline for Sound Advice's acceptance of Tweeter's offer would be extended to Wednesday, May 23, 2001.

The Sound Advice board of directors met on Tuesday, May 22, 2001 and unanimously approved the letter of intent.

On the evening of Tuesday, May 22, 2001, U.S. Bancorp Piper Jaffray called Mr. McGuire to inform him that Sound Advice had accepted Tweeter's revised offer. On Wednesday, May 23, 2001, U.S. Bancorp Piper Jaffray sent to Mr. McGuire an e-mail confirmation of Sound Advice's acceptance of Tweeter's offer, with some proposed changes to Tweeter's draft letter of intent.

On Wednesday, May 23, 2001, Tweeter delivered to Sound Advice the letter of intent, signed by Tweeter, and on Thursday, May 24, Sound Advice delivered to Tweeter the letter of intent, signed by Sound Advice.

Teams from Tweeter including its staff, outside auditor and legal counsel conducted field due diligence in Florida from May 24, 2001 to May 25, 2001, while negotiating the terms of the definitive merger agreement. Due diligence performed by both Tweeter and Sound Advice was substantially completed on Wednesday, May 30. The respective boards of directors of both companies each met to vote on the proposed merger agreement on Thursday, May 31, 2001. Both boards unanimously approved the merger and the merger agreement. The legal teams for both companies spent the day on Friday, June 1, 2001, assembling the necessary parts of the agreement, which was signed by all parties by 11:30 p.m. on Friday, June 1, 2001.

Tweeter's Reasons for the Merger; Recommendation of Tweeter's Board of Directors

On May 31, 2001, Tweeter's board of directors unanimously concluded that the merger was in the best interests of Tweeter and its stockholders, and recommended that the stockholders approve the issuance of shares of Tweeter common stock in the merger. This decision was based upon several potential benefits of the merger that Tweeter's board believes will contribute to the success of the combined company. These potential benefits from combining Sound Advice with Tweeter include:

Continuation of existing strategy.   Tweeter believes that its planned acquisition of Sound Advice fits well into the acquisition strategy that Tweeter has pursued for the last five years as Sound Advice is similar to Tweeter in the format of its stores and the consumer electronics merchandise it offers.

Addition of strong, growing markets.   The markets in which Sound Advice operates are attractive to Tweeter. Tweeter believes that potential for further growth exists in both the Florida and Arizona markets.

Strong management in place.   Sound Advice has competent management in place, and we believe that an acquisition of Sound Advice will not place undue burdens on the existing corporate infrastructure of Tweeter.

Protection of Niche.   Tweeter considers it to be strategically important for Tweeter's future growth that another competitor not gain control of the Florida and Arizona markets.

Company Operating and Financial Condition. Sound Advice has three consecutive years of improving operating income.

Efficiencies in Combined Companies. Tweeter believes that the combined companies will benefit from efficiencies resulting from shared infrastructure.

Opinion of Deutsche Banc Alex. Brown. Tweeter has considered the opinion of Deutsche Banc Alex. Brown, dated June 1, 2001 that, from a financial point of view, the exchange ratio in the merger is fair to Tweeter.

Timing of Completion. Tweeter believes that its ability to consummate the transaction prior to the holiday selling season will benefit Tweeter with increased revenues and earnings for fiscal 2002.

Limited conditions to consummation. Tweeter considered the likelihood that the acquisition would be consummated, in the light of the fact that conditions to consummation of the merger are limited.

Tweeter's board reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

- information concerning each of Tweeter's and Sound Advice's business, financial performance and condition, operations, and management;

- information concerning the historical and anticipated financial condition, results of operations, including comparable store performance, and the overall businesses of Tweeter and Sound Advice before and after giving effect to the merger;

- the strategic importance of the merger to Tweeter, and the effect of completing and not completing the merger on the competitive environment in which Tweeter operates;

- the effect of the merger on Tweeter's growth plans;

- current financial market conditions and historical market prices, volatility and trading information with respect to Tweeter common stock and Sound Advice common stock;

- the anticipated effect of the merger on Tweeter's earnings and cash flow;

- the consideration Tweeter will issue in the merger in the light of comparable merger transactions and the relative size and value to Tweeter of Sound Advice's business;

- the terms of the merger agreement and belief that the terms of the merger agreement and related agreements are reasonable;

- the anticipated impact of the merger on the customers and employees of Tweeter and the combined company;

- Tweeter's management's view as to the integration of Sound Advice into Tweeter;

- results of the due diligence investigation conducted by Tweeter's management, accountants, financial advisors and legal counsel;

- the expectation that the merger would be a tax free reorganization for federal income tax purposes; and

- the analyses performed by Deutsche Banc Alex. Brown in connection with rendering its opinion that the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to Tweeter and the qualifications, assumptions and limitations set forth in the opinion.

The Tweeter board also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

- the risk that the potential benefits of the merger may not be realized;

- the risk that the merger may not be consummated;

- the risk that Sound Advice and Tweeter would not be able to integrate their respective products and organizations;

- the risk that the merger could adversely affect Tweeter's expansion and acquisition efforts in other geographic locations; and

- other applicable risks described in this joint proxy statement/prospectus under "Risk Factors."

Tweeter's board concluded, however, that some of these risks were unlikely to occur, that others could be mitigated, and on balance, the merger's potential benefits to Tweeter and its stockholders outweighed the associated risks. This summary of the information and factors considered by Tweeter's board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Tweeter's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

Recommendation of Tweeter's Board of Directors. For the reasons discussed above, Tweeter's board of directors has determined the merger agreement and the merger to be advisable and fair to and in the best interests of Tweeter and its stockholders. Tweeter's board of directors unanimously recommends that Tweeter stockholders vote for approval of the issuance of Tweeter common stock in the merger.

Opinion of Tweeter's Financial Advisor

Pursuant to an engagement letter dated as of May 15, 2001, Tweeter engaged Deutsche Banc Alex. Brown Inc. ("DBAB") to render an opinion as to the fairness to Tweeter, from a financial point of view, of the exchange ratio. At the May 31, 2001 meeting of the Tweeter Board of Directors, DBAB reviewed analyses related to the proposed transaction. On June 1, 2001, DBAB updated its analyses and delivered its opinion in writing to the Tweeter board of directors to the effect that, as of that date and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the exchange ratio was fair, from a financial point of view, to Tweeter.

The full text of DBAB's written opinion, dated June 1, 2001, (the "DBAB Opinion"), which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by DBAB in connection with the opinion, is attached as Appendix E to this joint proxy statement/prospectus and is incorporated herein by reference. Tweeter stockholders are urged to read the DBAB opinion in its entirety. The summary of the opinion of DBAB set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, DBAB has:

- reviewed publicly available financial information and other information concerning Tweeter and Sound Advice and certain internal analyses and other information furnished to it by Tweeter and Sound Advice;

- held discussions with the members of the senior management of Tweeter regarding the businesses and prospects of the companies and the joint prospects of a combined enterprise;

- reviewed the reported prices and trading activity for the common stock of both Tweeter and Sound Advice;

- compared financial and stock market information for Tweeter and Sound Advice with similar information for other selected companies whose securities are publicly traded;

- reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part;

- reviewed the terms of the merger agreement and related documents; and

- performed such other studies and analyses and considered such other factors as it deemed appropriate.

In preparing its opinion, DBAB did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Tweeter or Sound Advice, including any financial information, forecasts or projections, DBAB considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB assumed and relied upon the accuracy and completeness of all that information.

DBAB did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Tweeter or Sound Advice. DBAB has assumed that the financial forecasts and projections, including analyses and forecasts of the cost savings, operating efficiencies, and financial synergies expected by Tweeter to be achieved as a result of the merger, made available to DBAB and used in its analysis, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tweeter. DBAB refers to these cost savings, operating efficiencies and financial savings, collectively, as synergies. In rendering its opinion, DBAB expressed no view as to the reasonableness of such forecasts and projections, including the synergies, or the assumptions on which they are based.

The opinion of DBAB was necessarily based upon economic, market and other conditions as in effect on June 1, 2001, and the information made available to DBAB as of the date of its opinion. Although subsequent developments may affect its opinion, DBAB has assumed no obligation to update, revise or reaffirm it.

In rendering its opinion, DBAB assumed that, in all respects material to its analysis:

- the merger will be tax-free to each of Tweeter and Sound Advice and their respective stockholders and that the transaction will be accounted for as a purchase;

- the representations and warranties of Tweeter and Sound Advice contained in the merger agreement are true and correct;

- Tweeter and Sound Advice will each perform all of the covenants and agreements to be performed by it under the merger agreement;

- all conditions to the obligation of each of Tweeter and Sound Advice to consummate the merger will be satisfied without any waiver of them;

- all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the merger agreement will be obtained; and

- in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Tweeter and Sound Advice is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Tweeter or Sound Advice or materially reduce the contemplated benefits of the merger to Tweeter.

Set forth below is a summary of the material financial analyses performed by DBAB in connection with its opinion and reviewed with the Tweeter board of directors at its meeting on May 31, 2001, which materials were subsequently updated as of June 1, 2001. This summary includes information presented in a tabular format. In order to understand fully the financial analyses used by DBAB, the tables must be read with the text of each summary, because the tables alone are not a complete description of the financial analyses.

Historical Stock Performance. DBAB reviewed and analyzed historical market prices and trading volume for Sound Advice common stock for the past twelve months and compared such market prices to common stock market indices. DBAB noted that Sound Advice common stock had relatively low trading volume with an average daily volume over the past 30 days of approximately 16,600 shares and over the past 180 days of approximately 15,600 shares. DBAB further noted that Sound Advice was not followed by any Wall Street research analysts and that no estimated future earnings projections were available in the market.

DBAB also reviewed and analyzed the historical market prices and trading volume for Tweeter common stock for the past twelve months and compared such market prices to common stock market indices. DBAB noted that Tweeter's market price had risen significantly in recent weeks, comparing the current price to the historical average closing prices of Tweeter stock as detailed below:

	Tweeter Common Stock Price
May 31, 2001	$27.00
30 day average	$25.25
60 day average	$21.53
90 day average	$20.68
180 day average	$21.75

Analysis of Selected Publicly Traded Companies. DBAB compared some of the financial information and commonly used valuation measurements for Sound Advice to corresponding information and measurements for a group of five publicly traded consumer electronics retail companies that DBAB deemed to be comparable to the business of Sound Advice. DBAB refers to these companies which are listed below as the selected companies.

- Tweeter;

- Best Buy Co.;

- Circuit City Inc.;

- Radio Shack Corp.; and

- Ultimate Electronics Inc.

DBAB compared, among other things:

- common equity market valuation;

- common equity market value as adjusted for debt and cash, which DBAB refers to as enterprise value;

- ratios of enterprise value to revenues; earnings before interest expense, income taxes and depreciation and amortization ("EBITDA"); earnings before interest expense and income taxes ("EBIT"); and estimated EBIT for Calendar 2001;

- common equity market value as a multiple of net income for the prior twelve months;

- common equity market price per share as a multiple of estimated calendar 2001 and 2002 earnings per share ("P/E Multiple"); and

- the P/E Multiple as a percentage of each selected company's estimated long term earnings growth rate.

To calculate the trading multiples for Sound Advice and the selected companies, DBAB used publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by the Institutional Brokers Estimate System ("IBES") and First Call. IBES and First Call are data services that monitor and publish compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

DBAB calculated the enterprise value for Sound Advice implied by the proposed transaction to be approximately $156.0 million, based on Tweeter's closing price on May 31, 2001 of $27.00. DBAB compared the valuation multiples implied by the proposed transaction to the valuation multiples of the selected companies based upon the last twelve months revenue and EBITDA. Given the rapid pace of improvement in the operating performance of Sound Advice and its acquisition of stores in Arizona completed in October, 2000, DBAB further compared the valuation multiples of the selected companies based upon their last twelve months EBITDA to the valuation multiple implied by the proposed transaction as a multiple of projected Sound Advice EBITDA for the twelve months ended January 31, 2002, as projected by Tweeter management and excluding any synergies from the merger.

DBAB also noted that the 60 and 90 day average prices for Tweeter common stock approximated $21.00 and reviewed the valuation multiples based on that price for Tweeter common stock, which implied an enterprise value for the transaction of approximately $125.7 million.

| | Implied Valuation | | Selected Companies Valuation | | |
	$21.00	$27.00	High	Mean	Low
LTM Revenues	0.6x	0.8x	1.2x	0.7x	0.2x
LTM EBITDA	9.3x	11.6x	13.4x	9.8x	6.4x
FYE 1/31/02 E EBITDA	7.1x	8.8x	NA	NA	NA

None of the companies utilized as a comparison are identical to Sound Advice. Accordingly, DBAB believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in DBAB's opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Analysis of selected precedent transactions. DBAB reviewed the financial terms, to the extent publicly available, of eight mergers and acquisition transactions since 1996 involving companies operating in the same sector of the retail industry and in which the enterprise value of the acquired company was below $500 million. DBAB refers to these transactions as the selected retail transactions.

The transactions reviewed were:

Closing Date	Target	Acquiror
7/96	E&B Marine Inc.	West Marine, Inc.
2/97	Baby Superstore Inc.	Toys "R" Us Inc.
12/98	Step Ahead Investments, Inc.	Dollar Tree Stores, Inc.
7/99	Pamida Holdings Corp.	ShopKo Stores Inc.
5/00	Dollar Express, Inc.	Dollar Tree Stores, Inc.
6/00	Funco, Inc.	Babbage's Etc.
9/00	Piercing Pagoda Inc.	Zale Corporation
12/00	Magnolia Hi-Fi	Best Buy Co., Inc.

DBAB calculated for each of the selected retail transactions the multiples of the enterprise value for each target company implied by the transaction to the target company's trailing twelve months revenues, EBITDA and EBIT, based on publicly available information for each of the selected retail transactions, and compared these multiples to the corresponding multiples for the merger, based on the exchange ratio for the merger and assuming a Tweeter share price of $27.00 per share, based on the May 31, 2001 closing price. Given the rapid pace of improvement in the operating performance of Sound Advice and it acquisition of stores in Arizona completed in October, 2000, DBAB further compared the multiple of enterprise value to trailing twelve months EBITDA and EBIT for the selected retail transactions to the similar multiples of EBITDA and EBIT for the forward twelve months ended January, 2002 (fiscal 2002 for Sound Advice) as projected by Tweeter management and excluding any synergies from the merger.

DBAB also noted that the 60 and 90 day average prices for Tweeter common stock approximated $21.00 and reviewed the valuation multiples based on that price for Tweeter common stock, which implied an enterprise value for the transaction of approximately $125.7 million.

	Implied Valuation		Selected Retail Transactions		
	$21.00	**$27.00**	**High**	**Mean**	**Low**
LTM Revenues	0.6x	0.8x	1.7x	0.9x	0.4x
LTM EBITDA	9.3x	11.6x	20.2x	12.1x	7.5x
LTM EBIT	13.2x	16.3x	26.2x	17.0x	10.0x
FYE 1/2002 EBITDA	7.1x	8.8x	NA	NA	NA
FYE 1/2002 EBIT	9.5x	11.8x	NA	NA	NA

All multiples for the selected precedent transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the three-and-one-half year period during which the selected premium transactions occurred. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Sound Advice and Tweeter and the companies involved in the selected precedent transactions, DBAB believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in DBAB's opinion, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies and businesses and Sound Advice and Tweeter.

Premiums Paid Analysis. DBAB reviewed the financial terms of a broader group of twenty-eight merger and acquisition transactions in which the transaction value was $100 million to $200 million and which were completed since January 1998. DBAB refers to these transactions as the selected premium transactions.

The transactions reviewed were:

Announcement Date	**Target**	**Acquiror**
01/20/1998	Buttrey Food and Drug Stores Co.	Albertson's Inc.
04/09/1998	Dart Group Corporation	Richfood Holdings Inc.
05/08/1998	Authentic Specialty Foods, Inc.	Agrobios (Desc SA de CV)
06/22/1998	GT Bicycles Inc.	Schwinn Holdings Corporation
07/13/1998	AVECOR Cardiovascular Inc.	Medtronic Inc.
09/03/1998	Cross-Continent Auto Retailers	Republic Industries Inc.
10/01/1998	Autonomous Technologies Corp.	Summit Technology Inc.
10/01/1998	Richey Electronics Inc.	Arrow Electronics Inc.
10/22/1998	Lumen Technologies Inc.	Lighthouse Weston Corporation
12/11/1998	Logans Roadhouse, Inc.	Cracker Barrel Old Country Stores
12/11/1998	STB Systems, Inc.	3Dfx Interactive Inc.
02/22/1999	SEEQ Technology, Inc.	LSI Logic Corporation
03/04/1999	K&G Men's Center Inc.	Men's Wearhouse Inc.
05/10/1999	ReSound Corporation	GN Great Nordic Group
06/16/1999	Central Sprinkler Corporation	Tyco International Ltd.
07/15/1999	Information Advantage Inc.	Sterling Software Inc.
07/30/1999	General Housewares Corp.	Corning Consumer Products Co.
11/12/1999	Vertex Communications Corp.	TriPoint Global Communications
11/15/1999	Catherines Stores Corp.	Charming Shoppes, Inc.
12/21/1999	Softworks Inc.	EMC Corporation
01/17/2000	Caere Corporation	ScanSoft, Inc.
02/11/2000	Cameron Ashley Building Prods.	Guardian Industries Corporation
03/02/2000	Savoir Technology Group, Inc.	Avnet, Inc.
04/06/2000	Funco, Inc.	Babbage's Etc.

Announcement Date	Target	Acquiror
06/09/2000	Centigram Communications Corp.	ADC Telecommunications Inc.
10/01/2000	Detection Systems Inc.	Robert Bosch GmbH
10/06/2000	Taco Cabana Inc.	Carrols Corporation
01/22/2001	Guest Supply Inc.	Sysco Corporation

DBAB calculated for each of the selected premium transactions the premium or discount to the acquired company's per share market price one day prior to the announcement of the transaction and four weeks prior to the announcement of the transaction, in each case represented by the acquisition price in the transaction. The following table summarizes the results of this analysis.

Selected Premium Transactions	1 Day Prior	Four Weeks Prior
Low:	(4.8)%	12.9%
High:	234.7%	309.8%
Mean:	51.0%	76.8%
Proposed transaction	96.4%	136.2%

DBAB then calculated the premiums for the merger based on the exchange ratio and assuming a Tweeter share price of $27.00, based on the May 31, 2001 closing price, and the per share market price for Sound Advice's common stock one day prior and four weeks prior to the June 1, 2001 signing of the merger agreement to be 96.4% and 136.2%, respectively, and compared these premiums to the premiums for the selected transactions. DBAB further noted that the premium in the proposed merger reflected the trading prices of Sound Advice common stock which traded with relatively low trading volume, had no research coverage on Wall Street and had limited institutional participation with only three institutions reporting ownership of greater than 100,000 shares based on public filings as reported by CDA Spectrum as of 12/31/00. In addition, the premiums reflected the recent increase in the Tweeter stock price as discussed above. The premiums on the proposed transaction calculated based on the 30 day average Tweeter share price as compared to the Sound Advice share price one day prior to the announcement and thirty days prior to the announcement were 83.7% and 121.0%, respectively. The premiums based on the 60 day average Tweeter share price as compared to the Sound Advice share price one day prior to the announcement and thirty days prior to the announcement were 56.6% and 88.4%, respectively.

Contribution Analysis. DBAB analyzed the relative contributions of Sound Advice and Tweeter, comparing Sound Advice's relative ownership of approximately 19% of the outstanding capital of the combined company to the pro forma income statement of the combined company, based on historical financial results and projections for Tweeter as currently published by the DBAB research analyst covering the company and for Sound Advice as projected by Tweeter management. The analysis based on historical financial results showed that on a pro forma combined basis (excluding (i) the effect of any synergies that may be realized as a result of the merger, and (ii) non-recurring expenses relating to the merger), based on the twelve month period ending January 31, 2001 for Sound Advice and the twelve month period ending March 31, 2001 for Tweeter, Sound Advice and Tweeter would account for approximately 29.5% and 70.5%, respectively, of the combined company's pro forma revenue, approximately 24.7% and 75.3% of the combined company's pro-forma operating profit, and approximately 19.4% and 80.6%, respectively, of the combined company's pro forma net income. The analysis based on projected financial results showed that on a pro forma combined basis (excluding (i) the effect of any synergies that may be realized as a result of the merger, (ii) the effect of amortization of any goodwill resulting from the merger, and (iii) non-recurring expenses relating to the merger), based on the twelve month period ending October 31, 2002 for Sound Advice and the twelve month period ending September 30, 2002 for Tweeter, Sound Advice and Tweeter would account for approximately 26.9% and 73.2%, respectively, of the combined company's pro forma revenue, approximately 32.0% and 68.0% of the combined company's pro-forma operating profit, and approximately 28.6% and 71.4%, respectively, of the combined company's pro forma net income.

Pro Forma Combined Earnings Analysis.   DBAB analyzed certain pro forma effects of the merger. Based on the analysis, DBAB computed the resulting dilution/accretion to Tweeter's estimated EPS for the fiscal years ending September 30, 2001 and September 30, 2002 (Tweeter's fiscal years). The analysis takes into account any potential cost savings and other synergies identified by Tweeter management that could be achieved if the merger were consummated (estimated by Tweeter management at $3.0 million) and does not include non-recurring costs relating to the merger. DBAB noted that based on Tweeter's closing price on May 31, 2001 of $27.00 per share and an assumed closing date of September 1, 2001, the merger would be approximately 1.2% dilutive on a GAAP basis and 0.9% accretive on a cash basis, excluding the impact of goodwill, to Tweeter's EPS for the fiscal year ending September 30, 2001. On a forward basis, DBAB noted that the merger would be neutral on a GAAP basis and 16.6% accretive on a cash basis to Tweeter's EPS for the fiscal year ending September 30, 2002.

DBAB also analyzed certain pro forma effects of the merger based on a second set of assumptions provided by Tweeter management and, based on the analysis and these assumptions, computed the resulting dilution/accretion to Tweeter's estimated EPS for the fiscal years ending September 30, 2001 and September 30, 2002 (Tweeter's fiscal years). The second set of assumptions included comparable store sales growth of 3% per annum for Sound Advice versus flat comparable store sales in the first case, more favorable operating margins at Sound Advice, and estimated cost savings and other synergies synergies of $5 million (as estimated by Tweeter management) versus $3 million in the first case. DBAB noted that based on the second set of assumptions, assuming Tweeter's closing price on May 31, 2001 of $27.00 per share and assuming a closing date of September 1, 2001, the merger would be approximately 0.9% dilutive on a GAAP basis and 1.2% accretive on a cash basis, excluding the impact of goodwill, to Tweeter's EPS for the fiscal year ending September 30, 2001. On a forward basis, DBAB noted that the merger would be 8.0% accretive on a GAAP basis and 24.1% accretive on a cash basis to Tweeter's EPS for the fiscal year ending September 30, 2002.

Discounted Cash Flow Analysis.   DBAB performed a discounted cash flow analysis for Sound Advice. DBAB calculated the discounted cash flow as the sum of the net present values of (i) the estimated future cash flow that Sound Advice will generate for the six months ended January 31, 2002 and the years ended January 31, 2003 through 2007, plus (ii) the value of Sound Advice at the end of such period. The estimated future cash flows were based on the financial projections for Sound Advice prepared by Tweeter's management. The terminal value of Sound Advice was calculated based on projected EBITDA for 2007 and a range of multiples of 7.0x to 9.0x. DBAB used discount rates ranging from 14.0% to 18.0%. DBAB used such discount rates based on its judgment of the estimated weighted average cost of capital of the selected companies, and used such multiples based on its review of the trading characteristics of the common stock of the selected companies and the transaction multiples of the selected retail transactions. This analysis indicated a range of values of $23.77 to $37.91 per share.

The preceding summary describes all analyses and factors that DBAB deemed material in its presentation to Tweeter's Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by DBAB in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. DBAB believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, DBAB did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, DBAB utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling DBAB to provide its opinion to the Tweeter Board of Directors as to the fairness to Tweeter of the exchange ratio in the merger and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, DBAB made, and was provided by Tweeter management with, numerous assumptions with respect to

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industry performance, general business and economic conditions and other matters, many of which are beyond Tweeter's or Sound Advice's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Tweeter, Sound Advice or their respective advisors, neither Tweeter nor DBAB nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between Tweeter and Sound Advice and were approved by the Tweeter board of directors. The decision to enter into the merger was solely that of the Tweeter board of directors. As described above, the opinion and presentation of DBAB to the Tweeter board of directors were only one of a number of factors taken into consideration by the Tweeter board of directors in making its determination to approve the merger. DBAB's opinion was provided to the Tweeter board of directors to assist it in connection with it consideration of the merger and does not constitute a recommendation to any holder of Tweeter common stock as to how to vote with respect to the merger.

Tweeter selected DBAB to render a fairness opinion based on DBAB's qualifications, expertise, reputation and experience in mergers and acquisitions, and its knowledge of the retail industry. Tweeter has retained DBAB pursuant to a letter agreement dated May 15, 2001 (the "Engagement Letter"). As compensation for DBAB's services in rendering a fairness opinion, Tweeter has paid DBAB a cash fee of $800,000. In addition, Tweeter has agreed to reimburse DBAB for reasonable fees and disbursements of DBAB's counsel and all of DBAB's reasonable travel and other out-of-pocket expenses incurred in connection with rendering its opinion or otherwise arising out of the retention of DBAB under the Engagement Letter. Tweeter has also agreed to indemnify DBAB and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

DBAB is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the DB Group have, from time to time, provided investment banking services to Tweeter for which it has received compensation, including acting as lead manager for Tweeter's initial public offering and two subsequent equity offerings. DBAB and its affiliates may actively trade securities of Tweeter or Sound Advice for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

Sound Advice's Reasons for the Merger; Recommendation of Sound Advice's Board of Directors

The Sound Advice board of directors believes that the merger is fair to, advisable and in the best interests of the stockholders of Sound Advice and has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that the stockholders of Sound Advice vote in favor of the approval and adoption of the merger agreement and approval of the merger.

In approving the merger and the related transactions, the Sound Advice board of directors took into account a number of factors and potentially positive consequences of the merger, including:

- the presentation made by U.S. Bancorp Piper Jaffray to the Sound Advice board of directors on May 31, 2001 and the written opinion of U.S. Bancorp Piper Jaffray dated May 31, 2001 addressed to the Sound Advice board of directors to the effect that as of the date of the opinion and based on and subject to the matters set forth in the opinion, the consideration to be received by Sound Advice shareholders in the merger was fair from a financial point of view;

- the Sound Advice board of directors' view that the merger should result in a company with:

  — substantially greater resources than Sound Advice as a stand-alone company; and

— substantial gains from expected synergies, cost efficiencies and earnings accretion;

- the complementary industry expertise of the two companies;

- the ability of the Sound Advice board of directors to terminate the merger agreement if the five-day average market price of the Tweeter common stock is less than $18 per share;

- the fact that it is unlikely that Sound Advice stockholders would realize the full benefits of Sound Advice's performance over the past few years in the absence of a sale or merger;

- the greater financial profile of the combined company, which should enable the combined company to more aggressively pursue acquisitions of domestic retail operations;

- the consideration to be received by stockholders in exchange for each share of Sound Advice common stock represented a significant premium over the recent price range of the Sound Advice common stock through the date on which the merger agreement was signed;

- the prices paid in comparable transactions involving other consumer electronics and other specialty retailers, as well as the trading performance for comparable companies in the industry;

- the market capitalization of Tweeter and the liquidity in its shares, which would enable Sound Advice stockholders to elect to continue to participate in the growth and development of the combined company or to dispose of their shares;

- the expected tax treatment of the merger;

- the terms and conditions of the merger agreement, including:

  — the provision of the merger agreement permitting the Sound Advice board of directors to receive unsolicited inquiries and proposals from, and, under certain circumstances, negotiate and give information to, third parties; and

  — the termination fee that could be received by Tweeter pursuant to the merger agreement was $4 million, which the Sound Advice board of directors concluded, based on the advice of its financial and legal advisors, was within the range of fees payable in comparable transactions and that it would not in and of itself preclude alternative proposals;

- the potential benefits afforded to Sound Advice stockholders by the exchange ratio;

- the belief that the terms of the merger agreement, including the parties' mutual representations, warranties and covenants, and closing conditions, are reasonable and that the prospects for successful consummation of the transaction are high; and

- an assessment of other strategic alternatives.

The Sound Advice board of directors also considered a number of potentially negative consequences of the merger in its deliberations concerning the merger, including:

- the loss of control over the future operations of Sound Advice following the merger;

- the risk that the benefits sought to be achieved in the merger will not be achieved;

- the fact that the "non-solicitation" provision and related provisions in the merger agreement would discourage third parties from seeking to negotiate a superior proposal for the acquisition of Sound Advice;

- the fact that, absent the receipt of a superior proposal for the acquisition of Sound Advice, the merger agreement does not provide for the Sound Advice board of directors to reassess whether or not the merger with Tweeter is fair to and in the best interests of Sound Advice stockholders; and

- the other risks described above under "Risk Factors."

This discussion of information and factors considered by the Sound Advice board of directors is not intended to be exhaustive but is intended to summarize all material factors considered by the Sound Advice board of directors. In view of the wide variety of factors considered by the Sound Advice board of directors, the Sound Advice board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, after taking into account all of the factors set forth above, the Sound Advice board of directors unanimously agreed that the merger agreement and the merger were fair to, advisable and in the best interests of Sound Advice and its stockholders and that Sound Advice should enter into the merger agreement.

Recommendation of Sound Advice's Board of Directors. After careful consideration, the Sound Advice board of directors approved the merger agreement and the merger, and unanimously recommends a vote by the stockholders of Sound Advice FOR approval and adoption of the merger agreement and FOR approval of the merger.

In certain circumstances, if the Sound Advice board determines that it is required by its fiduciary duty to do so, it may be entitled to withdraw this recommendation and may cause the merger agreement to be terminated.

Opinion of Sound Advice's Financial Advisor

Sound Advice retained U.S. Bancorp Piper Jaffray to render to the board of directors an opinion as to the fairness, from a financial point of view, of the consideration to be received by Sound Advice stockholders in the transaction.

U.S. Bancorp Piper Jaffray delivered to the board of directors of Sound Advice on May 31, 2001 its oral opinion, subsequently confirmed in writing, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the consideration proposed to be received by Sound Advice stockholders in the proposed merger was fair, from a financial point of view, to those stockholders. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached to this document as Appendix F and is incorporated into this document by reference.

While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be received by Sound Advice stockholders in the proposed merger, which was determined through negotiations between Sound Advice and Tweeter. U.S. Bancorp Piper Jaffray's written opinion, which was directed to the Sound Advice board of directors, addresses only the fairness, from a financial point of view, of the proposed consideration to be received by Sound Advice stockholders in the proposed merger, does not address Sound Advice's underlying business decision to proceed with or effect the merger or structure thereof, or the relative merits of the merger compared to any alternative business strategy or transaction in which Sound Advice might engage and does not constitute a recommendation to any Sound Advice stockholder as to how to vote in the merger. The opinion addresses only the merger consideration to be received by Sound Advice stockholders and no other transaction terms or arrangements.

In arriving at its opinion, U.S. Bancorp Piper Jaffray's review included:

- a draft of the merger agreement dated May 29, 2001;

- publicly available business and financial information relative to Tweeter and Sound Advice;

- publicly available market and securities data of Tweeter, Sound Advice and of selected public companies deemed comparable to Sound Advice and Tweeter;

- to the extent publicly available, financial information relating to selected transactions deemed comparable to the proposed merger; and

- internal financial forecasts of Sound Advice and of Tweeter prepared by management of the respective companies.

In addition, U.S. Bancorp Piper Jaffray visited the headquarters of Sound Advice and conducted discussions with members of senior management of both Sound Advice and Tweeter concerning the financial condition, operating performance and balance sheet characteristics of Sound Advice, Tweeter and the combined company following the merger.

The following is a summary of the material analyses and other information that U.S. Bancorp Piper Jaffray prepared and relied on in delivering its opinion to the board of directors of Sound Advice:

Implied Consideration

Giving effect to the range of exchange ratios within the upper and lower collars of $21 and $30, resulting implied value of Tweeter stock consideration of $26.44 per share of Sound Advice common stock, based on the 15-day average closing price for Tweeter common stock as of May 30, 2001, and the outstanding Sound Advice common shares and common share equivalents, U.S. Bancorp Piper Jaffray calculated the aggregate implied value of the stock consideration payable in the merger for Sound Advice common stock to be approximately $129.491 million. U.S. Bancorp Piper Jaffray also calculated the implied "enterprise value" (equity value plus debt and capital leases less cash) of Sound Advice to be approximately $154.734 million. U.S. Bancorp Piper Jaffray also calculated that the fully diluted shares issued to the stockholders and option holders of Sound Advice would be an aggregate of 19.1% of the total Tweeter common stock and common stock equivalents based on share information furnished by management of Tweeter.

Sound Advice Market Analysis

U.S. Bancorp Piper Jaffray reviewed the stock trading history of Sound Advice common stock. U.S. Bancorp Piper Jaffray presented the recent common stock trading information contained in the following table:

Closing price on May 30, 2001.	$13.55
30 calendar day closing average	12.32
60 calendar day closing average	11.19
90 calendar day closing average	10.78
180 calendar day closing average	9.16
52 week high trade	15.11
52 week low trade	3.75

U.S. Bancorp Piper Jaffray also presented selected price and volume distribution data and illustrated the relative stock price performance of Sound Advice against the comparable group described below, the Russell 2000 Index and the Nasdaq Stock Market and reviewed the potential liquidity of shares to be received in the merger based on historical volume.

Sound Advice Comparable Company Analysis

U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Sound Advice to corresponding data and ratios from five publicly traded companies deemed comparable to Sound Advice. This group comprised Best Buy Co., Inc., Circuit City Group, Rex Stores Corporation, Tweeter Home Entertainment Group, Inc., and Ultimate Electronics, Inc. This group was selected from companies with a market capitalization between $100 million and $13 billion that derive the majority of their revenue from the retail sale of consumer electronics.

This analysis produced multiples of selected valuation data as follows:

	Sound Advice(1)	Sound Advice(2)	Comparable Companies			
			Low	Mean	Median	High
Company value to latest twelve months revenue	0.8x	0.4x	0.3x	0.6x	0.6x	1.0x
Company value to latest twelve months earnings before interest, taxes, depreciation and amortization........	10.7x	6.2x	7.6x	10.3x	8.6x	14.7x
Company value to latest twelve months operating income	14.9x	8.6x	9.0x	13.9x	13.9x	18.7x
Share price to estimated 2001 net income per share....	15.3x	7.8x	6.7x	21.2x	23.2x	30.8x
Share price to estimated 2002 net income per share....	9.7x	4.9x	5.8x	16.2x	17.7x	23.2x

(1) Based on implied value of merger consideration (computed as 15-day average closing price of Sound Advice as of May 30, 2001).

(2) Based on Sound Advice's closing stock price on May 30, 2001.

Comparable Transaction Analysis

U.S. Bancorp Piper Jaffray reviewed 20 acquisition transactions (the "Comparable Transactions") involving companies that it deemed comparable to Sound Advice. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

- transactions that were announced between January 1, 1996 and May 28, 2001

- transactions in which 100% of a public or private target company was acquired

- transactions involving target companies with similar primary SIC codes as Sound Advice

- transactions with an enterprise value of $50 million to $1 billion

- transactions which were not share repurchases or hostile transactions

U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data to multiples for Sound Advice derived from the implied value payable in the merger.

	Sound Advice	Comparable Transactions			
		Low	Mean	Median	High
Company value to latest twelve months revenue	0.8x	0.3x	0.7x	0.6x	2.2x
Company value to latest twelve months earnings before interest, taxes, depreciation and amortization	10.7x	4.6x	11.0x	9.0x	27.2x
Company value to latest twelve months earnings before interest and taxes	14.9x	6.6x	17.0x	15.2x	37.6x
Equity value to latest twelve months net income	25.5x	6.6x	24.2x	21.6x	74.9x

Premiums Paid Analysis

U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed or pending transactions to determine the implied premiums payable in the transactions over recent trading prices. U.S. Bancorp Piper Jaffray performed its analysis on two different groups of transactions. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. U.S. Bancorp Piper Jaffray applied the following criteria in selecting the first group of transactions:

- transactions that were announced between January 1, 1996 and May 28, 2001

- transactions with an enterprise value of $50 million to $1 billion

- transactions involving target companies that U.S. Bancorp Piper Jaffray deemed similar to Sound Advice

- transactions involving target companies with similar primary SIC codes as Sound Advice in the hardlines and specialty retail industry

U.S. Bancorp Piper Jaffray performed its analysis on 13 transactions in the hardline and specialty retail industry, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to Sound Advice stockholders based on the implied value payable in the merger. The premium calculations for Sound Advice stock are based upon the implied value of the merger consideration, computed as the 15-day average closing price of Sound Advice common stock up to May 30, 2001.

	Sound Advice	Low	Mean	Median	High
One day before announcement...................	95.2%	(24.7%)	26.0%	22.9%	60.0%
One week before announcement	82.1%	(20.7%)	36.3%	32.0%	93.1%
One month before announcement	161.8%	(21.7%)	37.3%	40.0%	90.3%

U.S. Bancorp Piper Jaffray applied the following criteria in selecting the second group of transactions:

- transactions that were announced between May 28, 2000 and May 28, 2001

- transactions with an enterprise value of $50 million to $1 billion

- transactions involving target companies that operated in any industry, except for financial institutions

U.S. Bancorp Piper Jaffray performed its analysis on 130 non-industry specific transactions, and the table below shows a comparison of premiums paid in these transactions.

	Sound Advice	Low	Mean	Median	High
One day before announcement...................	95.2%	(26.9%)	41.4%	34.6%	146.6%
One week before announcement	82.1%	(19.8%)	49.8%	44.9%	154.2%
One month before announcement	161.8%	(17.9%)	55.2%	49.3%	216.2%

Sound Advice Discounted Cash Flow Analysis

U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for Sound Advice in which it calculated the present value of the projected hypothetical future cash flows of Sound Advice using internal financial planning data prepared by Sound Advice management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for Sound Advice based on the net present value of its implied annual cash flows and a terminal value for Sound Advice in fiscal 2006 calculated based upon a multiple of earnings before interest, taxes, depreciation and amortization. U.S. Bancorp Piper Jaffray applied a range of discount rates of 18% to 24% and a range of terminal value multiples of 6.0x to 8.0x of forecasted fiscal 2006 earnings before interest, taxes, depreciation and amortization. This analysis yielded the following results:

Per Share Equity Value of Sound Advice

Low..	$ 20.04
Mid..	26.15
High	33.53

Aggregate Equity Value of Sound Advice
(in thousands)

Low..	$ 97,196
Mid..	128,024
High	165,242

Pro Forma Analyses

U.S. Bancorp Piper Jaffray analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the combined company for fiscal years 2001 and 2002 using management estimates. Considering pre-tax synergies of up to $0.5 million for fiscal 2001 and $3.0 million for fiscal 2002 that Tweeter management estimates the combined company may realize following consummation of the transaction, U.S. Bancorp Piper Jaffray determined that the transaction could be dilutive for fiscal year 2001 and accretive for fiscal year 2002 to the projected stand-alone earnings per share of Tweeter.

Without considering transaction related goodwill, but considering the estimated synergies discussed above, U.S. Bancorp Piper Jaffray determined that the transaction could be accretive for both fiscal years 2001 and 2002 to the projected stand-alone earnings per share of Tweeter.

U.S. Bancorp Piper Jaffray analyzed the expected contributions of each of Sound Advice and Tweeter to net sales, gross profit, operating income, pretax income, and net income of the combined company for the latest twelve months and fiscal 2002 based on the same management estimates discussed above, but without including the estimated synergies and other transaction related expenses. The analysis indicated that Sound Advice would contribute to the combined entity net sales, gross profit, operating income, pretax income, and net income in a range of 20.7% to 31.8% for the latest twelve months and fiscal 2002.

Analysis of Tweeter Common Stock

U.S. Bancorp Piper Jaffray reviewed general background information concerning Tweeter, including recent financial and operating results and outlook, the price performance of Tweeter common stock over the previous twelve months relative to the Russell 2000 Index and the Nasdaq Stock Market, and the stock price and volume over selected periods. U.S. Bancorp Piper Jaffray also reviewed the stock trading history of Tweeter common stock at the dates or for the periods indicated below.

Closing price on May 30, 2001	$26.40
30 calendar day closing average	25.92
60 calendar day closing average	23.25
90 calendar day closing average	21.30
180 calendar day closing average	19.18
52 week high trade	39.88
52 week low trade	9.94

In reaching its conclusion as to the fairness of the merger consideration and in its presentation to the board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Sound Advice, Tweeter or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Sound Advice and Tweeter were compared and other factors that could affect the public trading value of the companies.

For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy and completeness of the financial statements and other information provided to it by Sound Advice and Tweeter, or otherwise made available to it, and did not assume responsibility for the independent verification of that information. U.S. Bancorp Piper Jaffray was authorized to contact and did contact two potential parties to a business combination with Sound Advice, but U.S. Bancorp Piper Jaffray was not authorized to solicit and did not solicit other potential parties with respect to a business combination with Sound Advice. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of Sound Advice and Tweeter that the information provided to it by Sound Advice and Tweeter was prepared on a reasonable basis, the financial planning data and other business outlook information reflects the best currently available estimates and judgment of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading.

For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that neither Tweeter nor Sound Advice is a party to any material pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than this transaction. U.S. Bancorp Piper Jaffray undertook no independent analysis of any owned real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either Sound Advice or Tweeter or their respective affiliates was a party or may be subject and U.S. Bancorp Piper Jaffray's opinion made no assumption concerning and therefore did not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of Sound Advice or Tweeter and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray made no physical inspection of the properties or assets of Sound Advice or Tweeter. U.S. Bancorp Piper Jaffray analyzed Sound Advice and Tweeter as a going concern and accordingly expressed no opinion as to the liquidation value of any entity. U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of Sound Advice or Tweeter common stock have traded or at which the shares of Sound Advice, Tweeter or the combined company may trade at any future time. U.S. Bancorp Piper Jaffray's opinion addressed only the merger consideration to be received by stockholders of Sound Advice and no other transaction terms or arrangements. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances and economic, market and other conditions as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Sound Advice and Tweeter for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Under the terms of the engagement letter dated January 24, 2001, Sound Advice has agreed to pay U.S. Bancorp Piper Jaffray a fee equal to 1.75% of the aggregate per share consideration up to and including $20 per share and 5.00% of any aggregate per share consideration above $20 per share, paid to Sound Advice or its stockholders in connection with a purchase or sale transaction of Sound Advice, for U.S. Bancorp Piper Jaffray's financial advisory services. Sound Advice paid U.S. Bancorp Piper Jaffray a retainer fee of $75,000 that will be credited against payment of the fee for financial advisory services. Sound Advice also agreed to pay U.S. Bancorp Piper Jaffray $250,000 for rendering its opinion, that will be credited against payment of the fee for financial advisory services. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that Sound Advice would be unlikely to consummate the transaction unless it had received the opinion of U.S. Bancorp Piper Jaffray. Whether or not the transaction is consummated, Sound Advice has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the board of directors.

Interests of Sound Advice's Management and Tweeter's Management in the Merger and Potential Conflicts of Interest

Sound Advice

In considering the recommendation of the Sound Advice board, Sound Advice stockholders should be aware that some of the officers and directors of Sound Advice have interests in the merger that are different from, or in addition to, those of the Sound Advice stockholders generally. The Sound Advice board of directors has considered these interests in approving the merger agreement and the merger. Sound Advice stockholders should consider these interests carefully before voting:

- Employment Agreements:

Each of Peter Beshouri and Michael Blumberg, directors and executive officers of Sound Advice, has an employment agreement with Sound Advice that provides him with a severance package equal to three times his base salary plus three times his most recent annual bonus. These severance benefits are triggered if, among other things, the officer gives Sound Advice notice that he is terminating employment upon a change of control, provided that he continues to be employed by Sound Advice until the effective date of the change of control. If Messrs. Beshouri and Blumberg were to terminate their employment in connection with the merger under these agreements, they would be entitled to severance payments of $3,000,000 and $1,575,000, respectively.

Tweeter has negotiated new employment arrangements with Messrs. Beshouri and Blumberg to induce them to remain with Sound Advice following the merger. Under these new arrangements, Messrs. Beshouri and Blumberg have agreed to relinquish the payments potentially due under their existing agreements with Sound Advice in consideration of Tweeter's making payments of $1,000,000 to Mr. Beshouri and $800,000 to Mr. Blumberg at the effective time of the merger.

The employment agreements Tweeter will enter into with Messrs. Beshouri and Blumberg are for two years and one year, respectively. The employment agreements provide that Mr. Beshouri will receive a salary of $400,000 per year and a signing bonus of $100,000, and Mr. Blumberg will receive a salary of $250,000 per year and a signing bonus of $50,000. Each of Messrs. Beshouri and Blumberg have the opportunity to participate in Tweeter's bonus and incentive plans. Messrs. Beshouri and Blumberg also are eligible to receive annual bonuses, in the sole and absolute discretion of Tweeter. In addition, Mr. Beshouri will be granted options to purchase an aggregate of 30,000 shares of Tweeter common stock, and Mr. Blumberg will be granted options to purchase an aggregate of 20,000 shares of Tweeter common stock, pursuant to Tweeter's 1998 Stock Option and Incentive Plan. If Mr. Beshouri is a director of Tweeter when he is not an employee, he will be eligible for any option grants made to Tweeter's non-employee directors.

The employment agreements provide for continued employment until termination by either party. Tweeter, however, may terminate either employment agreement with or without cause at any time. If either executive's employment is terminated by Tweeter without cause or the executive terminates his employment for good reason, Tweeter is obligated to continue to pay the respective executive an amount equal to his salary for one year or, in the case of Mr. Beshouri, his salary to the second anniversary of his employment agreement, if later.

Each of Kenneth L. Danielson and Christopher O'Neil, executive officers of Sound Advice, has an employment agreement with Sound Advice providing for severance payments that are triggered upon essentially the same events, and payable in the same ratios to salary and bonus, as the existing agreements of Messrs. Beshouri and Blumberg described above. If Messrs. Danielson and O'Neil were to terminate their employment in connection with the merger pursuant to these agreements, they would each be entitled to severance payments of $1,140,000. Messrs. Danielson and O'Neil each have agreed to reduce the amounts payable to them under these agreements on account of the merger to $500,000.

- Non-Competition Agreements:

Tweeter also has agreed to pay $1,900,000 to Mr. Beshouri and $725,000 to Mr. Blumberg as consideration for entering into new noncompetition agreements with Tweeter.

Tweeter also has agreed to pay $640,000 to each of Messrs. Danielson and O'Neil as consideration for entering into new noncompetition agreements with Tweeter.

- Tweeter has agreed that any rights to indemnification for acts or omissions occurring prior to the merger effective date existing in favor of the current or former directors or officers of Sound Advice and its subsidiaries as of the date of the merger agreement shall continue in full force and effect in accordance with their terms. Tweeter has agreed to maintain in effect Sound Advice's current director's and officer's liability insurance policy, or provide a comparable policy, for the next six years.

- Tweeter has increased the size of its board to create one vacancy and has agreed to nominate Peter Beshouri, the president and chief executive officer of Sound Advice, for election to the board, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual meeting of stockholders to be held in 2004.

Under a stockholder proxy, in the form attached as Appendix B hereto, some of Sound Advice's directors and executive officers, who beneficially own an aggregate of approximately 19.3% of Sound Advice's outstanding common stock (exclusive of any shares issuable upon the exercise of options), have granted Tweeter designees an irrevocable proxy to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction. In addition, Tweeter holds approximately 7.6% of Sound Advice's outstanding common stock, and will (as required under the merger agreement) vote all of its shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction. Furthermore, Samuel Bloomberg, the chairman of the board of Tweeter, his wife, and the Samuel Bloomberg Family Trusts collectively hold approximately 1% of Sound Advice's outstanding common stock, and they plan to vote all of their shares of Sound Advice common stock for approval of the merger agreement and the merger, and against any competing transaction

Tweeter

Samuel Bloomberg, the chairman of the board of Tweeter, and his wife Carolina currently own 10,000 shares of Sound Advice common stock, which they acquired between November 1997 and January 1998. Also, each of the Samuel Bloomberg Trust d/t/d 10/26/95 FBO Joshua Bloomberg and the Samuel Bloomberg Trust d/t/d 10/26/95 FBO Mikaela Bloomberg owns 15,000 shares of Sound Advice common stock, which was acquired in January 1998 and February 1998. Jeffrey Bloomberg (a director of Tweeter and Samuel Bloomberg's brother), Margaret Biller (Samuel Bloomberg's sister-in-law) and Carolina Bloomberg (Samuel Bloomberg's wife) are the trustees of both trusts.

As a result of Mr. Bloomberg's, his wife's and the trusts' ownership of shares of Sound Advice, they will receive shares of Tweeter common stock in the merger. Tweeter stockholders should consider whether this might have influenced Mr. Bloomberg's decision to approve the merger agreement and recommend that Tweeter's stockholders approve the issuance of Tweeter common stock in the merger.

Under a stockholder agreement and proxy, a copy of which is attached as Appendix C hereto, some of Tweeter's directors and executive officers have agreed to vote all of their shares of Tweeter common stock for approval of the issuance of the Tweeter common stock in the merger and any other transactions contemplated by the merger agreement.

The Merger; Closing; Effective Time

The merger agreement provides for the merger of TWT Acquisition Corp., a newly formed wholly owned subsidiary of Tweeter, with and into Sound Advice. The merger agreement provides that the merger will be completed within three days of the satisfaction or waiver of all of the conditions to closing. Tweeter and Sound Advice anticipate that the closing will occur promptly following the approval by the Tweeter stockholders of the issuance of shares in the merger and approval by the Sound Advice stockholders of the merger agreement and the merger. However, either Tweeter or Sound Advice may terminate the merger agreement if the closing has not occurred on or before December 31, 2001.

At the effective time of the merger, which will occur when the articles of merger are filed with the Secretary of State of Florida, TWT Acquisition Corp. and Sound Advice will merge. Sound Advice will survive the merger as a wholly owned subsidiary of Tweeter.

Merger Consideration; Exchange Ratio

At the effective time of the merger, each outstanding share of Sound Advice common stock, except for shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

Fractional Shares

If the application of the exchange ratio to the number of shares of Sound Advice common stock a Sound Advice stockholder holds immediately prior to the effective time of the merger results in a number of shares of Tweeter common stock that is not a whole number, Tweeter will pay to the Sound Advice stockholder, instead of the fractional shares to which the Sound Advice stockholder would otherwise be entitled, an amount in cash equal to such fraction multiplied by the average closing price for a share of Tweeter common stock on the Nasdaq National Market for the five trading days ending two business days prior to the effective time of the merger.

Sound Advice Stock Options

Effective as of the effective time of the merger, each outstanding option to purchase shares of Sound Advice common stock under Sound Advice's Amended and Restated 1999 Stock Option Plan and Second Amended and Restated 1986 Stock Option Plan, whether or not exercisable or vested, will become fully exercisable and vested, and will be exchanged for fully exercisable and vested options to purchase that number of shares of Tweeter common stock equal to the exchange ratio times the number of shares for which such Sound Advice option is exercisable. The stock options issued by Tweeter will have an exercise price per share equal to the original exercise price per share for Sound Advice stock options for which they are exchanged divided by the exchange ratio; the aggregate exercise price for all options as a whole will remain unchanged.

Tweeter Board Representation

Tweeter has increased the size of its board to create one vacancy and has agreed to nominate Peter Beshouri, the president and chief executive officer of Sound Advice, for election to the board, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual meeting of stockholders to be held in 2004.

Accounting Treatment

Tweeter intends for the merger to be treated as a purchase for accounting and financial reporting purposes, which means that Tweeter will treat Sound Advice as a separate entity for periods prior to the closing and, thereafter, as a wholly owned subsidiary of Tweeter.

Applicable Waiting Period and Regulatory Approvals

Consummation of the merger will be subject to the termination or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Neither Tweeter nor Sound Advice is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate laws of Delaware and Florida.

Material Federal Income Tax Considerations

In the opinion of Goulston & Storrs, P.C., counsel to Tweeter, and in the opinion of Greenberg Traurig, P.A., counsel to Sound Advice, the following discussion addresses the material U.S. federal income tax consequences of the merger relevant to Sound Advice stockholders generally. These opinions assume that the merger is effected in accordance with applicable state law and that no conditions to the merger set forth in the merger agreement are waived. These opinions and the following discussion of the material U.S. federal income tax consequences of the merger are based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, and judicial and administrative determinations as in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change. Any change, which could be retroactive, could alter the tax consequences to Sound Advice or Sound Advice stockholders.

This discussion only addresses holders of Sound Advice common stock who hold their shares as capital assets. It is addressed to holders of Sound Advice common stock generally and does not address all U.S. federal income tax considerations that may be relevant to a particular Sound Advice stockholder in the light of his particular circumstances, such as a stockholder who:

- is a foreign person;

- is subject to the alternative minimum tax provisions of the Code;

- holds his shares as "qualified small business stock" pursuant to Section 1202 of the Code;

- is a broker or dealer in securities;

- is a financial institution or insurance company;

- is a tax-exempt organization;

- acquired his shares as part of a hedge, straddle or other risk reduction transaction; or

- acquired his shares pursuant to the exercise of options or in any other compensatory transaction.

In addition, this discussion does not address the tax consequences of the merger under state, local or foreign law, the tax consequences of any transaction effectuated prior to, concurrently with, or after the merger (whether or not the transaction is undertaken in connection with the merger), or the tax consequences to a holder of options or similar rights to acquire Sound Advice common stock. Accordingly, each Sound Advice stockholder is urged to consult his own tax adviser as to the specific tax consequences to him of the merger, including the applicable federal, state, local and foreign tax consequences.

Tweeter and Sound Advice each expects to receive from its respective counsel, Goulston & Storrs, P.C. and Greenberg Traurig, P.A., respectively, an opinion to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions will be subject to assumptions and qualifications and will be based on factual representations of Tweeter, Sound Advice and TWT Acquisition Corp. The tax opinions will not bind the Internal Revenue Service. The Internal Revenue Service, therefore, will not be precluded from successfully asserting a contrary opinion. Neither Tweeter nor Sound Advice intends to request a ruling from the Internal Revenue Service regarding the tax consequences of the merger.

The following U.S. federal income tax consequences will generally result to holders of Sound Advice common stock as a consequence of the treatment of the merger as a reorganization for U.S. federal income tax purposes:

- a holder of Sound Advice common stock will not recognize any gain or loss upon the exchange of Sound Advice common stock solely for Tweeter common stock pursuant to the merger (except with respect to cash, if any, received in lieu of a fractional share of Tweeter common stock);

- the aggregate tax basis of the Tweeter common stock received as the sole consideration for Sound Advice common stock pursuant to the merger (including any fractional shares of Tweeter common stock for which cash is received) will be the same as the aggregate tax basis of the Sound Advice common stock exchanged therefor;

- the holding period for shares of Tweeter common stock received as the sole consideration for shares of Sound Advice common stock pursuant to the merger will include the holding period of the Sound Advice common stock exchanged therefor, provided the Sound Advice common stock so surrendered is held as a capital asset at the time of the merger; and

- a Sound Advice stockholder who receives cash in lieu of a fractional share of Tweeter common stock generally should recognize gain or loss equal to the difference, if any, between the stockholder's tax basis in the fractional share and the amount of cash received therefor.

A successful challenge by the Internal Revenue Service to the status of the merger as a reorganization as a result of the failure to meet any of the requirements of a reorganization would result in all Sound Advice stockholders being treated as if they sold their Sound Advice shares in a fully taxable transaction. In that event, each Sound Advice stockholder would recognize gain or loss with respect to each Sound Advice share surrendered for Tweeter common stock in an amount equal to the difference between the stockholder's adjusted tax basis in that share and the fair market value, as of the effective time of the merger, of the Tweeter common stock received in exchange therefor. In that event, a Sound Advice stockholder's aggregate basis in the Tweeter common stock received would equal the fair market value of that stock as of the effective time, and the stockholder's holding period for that Tweeter common stock would begin the day after the merger.

Regardless of the merger's status as a reorganization, a Sound Advice stockholder will recognize ordinary income or gain if and to the extent any shares of Tweeter common stock received in the merger are treated as received in exchange for services or property other than solely Sound Advice common stock. Any gain realized also will be recognized to the extent a Sound Advice stockholder is treated as receiving (directly or indirectly) consideration other than Tweeter common stock in exchange for Sound Advice common stock. All or a portion of any such gain could be taxable as ordinary income.

A holder of Sound Advice shares that receives cash pursuant to the merger may become subject to the backup withholding rules. These rules require withholding at the rate of 31 percent of the cash received unless the stockholder falls within any of certain exceptions to those rules or properly provides a taxpayer identification number and otherwise complies with the applicable requirements of those rules. Any amounts paid by a Sound Advice stockholder as backup withholding are creditable against that stockholder's income tax liability, or are refundable provided the proper filings are made with the Internal Revenue Service.

Tweeter stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

Stockholders' Dissenters' Rights

Under Delaware law, Tweeter stockholders are not entitled to appraisal rights in connection with the merger.

Under Florida law, Sound Advice stockholders are not entitled to appraisal rights in connection with the merger.

Listing of Tweeter Common Stock to be Issued in the Merger

It is a condition to the completion of the merger that the shares of Tweeter common stock to be issued in the merger shall have been approved for listing on the Nasdaq National Market.

Restrictions on Sale of Shares by Affiliates of Sound Advice and Tweeter

The shares of Tweeter common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Tweeter common stock issued to any person who is deemed to be an affiliate of Sound Advice or of Tweeter under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control of Sound Advice or Tweeter and generally would include executive officers, directors and holders of 10% or more of the outstanding common stock of Sound Advice and Tweeter. Affiliates of Sound Advice may not sell their shares of Tweeter common stock acquired in the merger except pursuant to:

- an effective registration statement under the Securities Act covering the resale of those shares;

- an exemption under paragraph (d) of Rule 145 under the Securities Act; or

- another applicable exemption under the Securities Act.

Tweeter's registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Tweeter common stock to be received by Sound Advice affiliates in the merger.

Affiliates of Tweeter may not sell their shares of Tweeter common stock (whether acquired in the merger or otherwise) except pursuant to:

- an effective registration statement under the Securities Act covering the resale of those shares;

- an exemption under Rule 144 under the Securities Act; or

- another applicable exemption under the Securities Act.

Tweeter has agreed to file a shelf registration statement pursuant to Rule 415 under the Securities Act with respect to the Tweeter shares to be issued to the Sound Advice affiliates pursuant to the merger agreement no later than the date of the filing of the definitive joint proxy statement/prospectus, and has agreed to use its best efforts to have the registration statement declared effective before the closing date of the merger. Accordingly, those affiliates will be able to sell their shares without restriction, subject to the contractual agreement of those affiliates not to sell more than 50% of the shares received by them in the merger during the ninety day period following the effective date of the merger.

Operations Following the Merger

Following the merger, Sound Advice will operate as a wholly owned subsidiary of Tweeter. Tweeter has expanded its board and has agreed to nominate Peter Beshouri, the chief executive officer and president of Sound Advice, for election to the board, effective upon the closing of the merger, with an initial term expiring at Tweeter's annual stockholders' meeting to be held in 2004. The stockholders of Sound Advice will become stockholders of Tweeter, and their rights as stockholders will be governed by Tweeter's amended and restated certificate of incorporation, Tweeter's bylaws and the laws of the State of Delaware.

THE MERGER AGREEMENT

This section describes the merger agreement. While we believe that this description covers the material terms of the merger agreement, this summary may not contain all of the information that is important to you. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A, and we urge you to carefully read this document in its entirety.

The Merger

TWT Acquisition Corp., a wholly owned subsidiary of Tweeter, will merge with and into Sound Advice following:

- the approval of the merger agreement and the merger by the Sound Advice stockholders;

- the approval of the issuance of shares of Tweeter common stock in the merger by the Tweeter stockholders and amendment of its option plan; and

- the satisfaction or waiver of the other conditions to the merger described below.

Sound Advice will be the surviving corporation and will be a wholly owned subsidiary of Tweeter following the merger.

Effective Time

At the closing of the merger, the parties will cause the merger to become effective by filing articles of merger with the Secretary of State of Florida. If the merger has not been effected by December 31, 2001, either party may terminate the merger agreement.

Conversion of Sound Advice Shares in the Merger

At the effective time of the merger, each outstanding share of Sound Advice common stock, other than shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

As a result of the merger, Tweeter will succeed to $21.6 million of outstanding Sound Advice debt. Under the terms of its credit facility with Fleet Bank, Tweeter will be required to pay off this debt immediately following the merger.

No Fractional Shares

No fractional shares of Tweeter common stock will be issued in the merger. Instead, Sound Advice stockholders will receive an amount of cash, in lieu of a fraction of a share of Tweeter common stock, equal to the product of such fraction multiplied by the average closing price for a share of Tweeter common stock on the Nasdaq National Market for the five trading days ending two business days prior to the effective time of the merger.

Treatment of Sound Advice Stock Options

Effective as of the effective time of the merger, each outstanding option to purchase shares of Sound Advice common stock under Sound Advice's Amended and Restated 1999 Stock Option Plan and Second Amended and Restated 1986 Stock Option Plan, whether or not exercisable or vested, will become fully exercisable and vested, and will be exchanged for fully exercisable and vested options to purchase that number of shares of Tweeter common stock equal to the exchange ratio times the number of shares for which such Sound Advice option is exercisable. The stock options issued by Tweeter will have an exercise price per share equal to the original exercise price per share for Sound Advice stock options for which they are exchanged divided by the exchange ratio; the aggregate exercise price for all options as a whole will remain unchanged.

Sound Advice's stock option plans, and all other plans, programs or arrangements of Sound Advice providing for the issuance or grant of any other interest or payment in respect of the common stock of Sound Advice or any of its subsidiaries, will terminate as of the effective time of the merger, and no participant in any such plan will have rights thereunder after such time.

The Transfer Agent

Prior to the effective time, Tweeter will designate a bank or trust company to act as transfer agent in the merger, and, from time to time on, prior to or after the effective time, Tweeter will make available to the transfer agent sufficient shares of Tweeter common stock necessary for the transfer of the Tweeter common stock upon surrender of certificates representing shares of Sound Advice common stock.

Exchange of Sound Advice Stock Certificates for Tweeter Stock Certificates

As soon as reasonably practicable following the effective time, the transfer agent will mail to Sound Advice stockholders a letter of transmittal and instructions for surrendering Sound Advice stock certificates in exchange for Tweeter stock certificates and cash in lieu of fractional shares. **Sound Advice stockholders should not submit their stock certificates for exchange until they have received the letter of transmittal and instructions referred to above.** Prior to the exchange of your Sound Advice certificates for Tweeter certificates, your Sound Advice certificates will be evidence of your ownership of Tweeter shares following the merger.

Representations and Warranties

Tweeter and Sound Advice each made a number of representations and warranties in the merger agreement about its authority to enter into the merger agreement and to complete the other transactions contemplated by the merger agreement and about aspects of its business, financial condition, structure and other facts pertinent to the merger.

Sound Advice made representations about the following topics as they relate to Sound Advice and, with respect to some of the representations, to its subsidiaries:

- its organization, qualification to do business and good standing;
- its ownership interest in other entities;
- its capitalization, and its obligations with respect to its capital stock;
- its corporate power and authority to execute and deliver the merger agreement and to consummate the transactions contemplated by the merger agreement;
- the effect of the merger agreement and the merger on obligations of Sound Advice;
- consents and approvals required to be obtained by Sound Advice in connection with the merger agreement and the transactions contemplated by the merger agreement;
- its filings and reports with the Securities and Exchange Commission;
- its financial statements;
- changes in its business since its most recent audited financial statements;
- the absence of undisclosed liabilities;

- brokers' and finders' fees;

- its employee benefit plans;

- the sufficiency and accuracy of information provided by Sound Advice and to be included in this joint proxy statement/prospectus;

- the vote required of the Sound Advice stockholders to approve the merger agreement and the merger;

- approval of the merger agreement and the merger by the Sound Advice board of directors;

- litigation involving Sound Advice;

- its compliance with applicable laws and lack of defaults under its agreements and contracts;

- its possession of permits required to conduct its business;

- labor matters involving Sound Advice;

- intellectual property used or owned by Sound Advice;

- its taxes;

- environmental matters relating to Sound Advice;

- its insurance;

- title to all of its assets; and

- the accuracy and sufficiency of its disclosures in the merger agreement, any schedule or exhibit to be furnished to Tweeter pursuant to the merger agreement and monthly financial statements for February and March 2001.

Tweeter and TWT Acquisition Corp. made representations about the following topics. Some of the representations are also made with respect to Tweeter's subsidiaries:

- Tweeter's organization, qualification to do business and good standing;

- Tweeter's ownership interest in other entities;

- Tweeter's capitalization, and its obligations with respect to its capital stock;

- corporate power and authority to execute and deliver the merger agreement and to consummate the transactions contemplated by the merger agreement;

- the effect of the merger and merger agreement on obligations of Tweeter and TWT Acquisition Corp.;

- consents and approvals required to be obtained in connection with the merger agreement and the transactions contemplated by the merger agreement;

- Tweeter's filings and reports with the Securities and Exchange Commission;

- Tweeter's financial statements;

- changes in Tweeter's business since its most recent audited financial statements;

- the absence of undisclosed liabilities;

- brokers' and finders' fees;

- employee benefit plans;

- the sufficiency and accuracy of information provided by Tweeter and TWT Acquisition Corp. and to be included in this joint proxy statement/prospectus;

- the interim operations and purpose of TWT Acquisition Corp.;

- the vote required of the Tweeter stockholders to issue Tweeter common stock in the merger;

- approval of the merger agreement and the merger by the Tweeter board of directors;

- litigation involving Tweeter;

- Tweeter's compliance with applicable laws and lack of defaults under its agreements and contracts;

- Tweeter's possession of permits required to conduct its business;

- labor matters involving Tweeter;

- intellectual property used or owned by Tweeter;

- Tweeter's taxes;

- environmental matters related to Tweeter;

- Tweeter's insurance;

- Tweeter's title to its assets; and

- the accuracy and sufficiency of Tweeter's disclosures in the merger agreement and any schedule or exhibit to be furnished to Tweeter pursuant to the merger agreement.

The representations and warranties in the merger agreement are lengthy and detailed and not easily summarized. We urge you to read carefully the articles entitled "Representations and Warranties of the Company" and "Representations and Warranties of Buyer and Acquisition Sub" on pages A-5 to A-18 of the merger agreement included as Appendix A to this joint proxy statement/prospectus.

Certain representations are qualified to the extent that the representation only covers items which would have a "material adverse effect" or "material adverse change" on Sound Advice's or Tweeter's business. As it is used in the merger agreement, "material adverse effect" or "material adverse change" means any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that, individually or in the aggregate with any such other changes or effects, is materially adverse to the business, prospects, assets (including intangible assets), financial condition or results of operations of the applicable company and its subsidiaries taken as a whole. Notwithstanding the foregoing, a material adverse change or material adverse effect:

- will not include (i) any material adverse change or material adverse effect caused by any change resulting from the announcement of the merger, (ii) changes in general economic conditions or changes affecting generally the industries in which the company operates, (iii) changes in trading prices for such party's capital stock, (iv) stockholder litigation arising from allegations of a breach of fiduciary duty relating to the merger agreement, or (v) the impact of changes in generally accepted accounting principles; but

- will in any case include, with respect to Sound Advice, any change, effect, condition, circumstance or fact as to which a representation, warranty or closing condition applies (without regard to exceptions for a material adverse effect) which would singly or in conjunction with any other change, effect, condition, circumstance or fact as to which a representation, warranty or closing condition applies (without regard to exceptions for a material adverse effect) either (i) prohibit or prevent, or be reasonably expected to prohibit or prevent, the continued operation in a manner consistent with Sound Advice's past practices of any Sound Advice store or stores by Tweeter following the effective time of the merger, which store or stores had aggregate sales revenues during Sound Advice's fiscal year ended January 31, 2001 of more than $4,000,000; or (ii) result, or be reasonably expected to result (not including any resulting from changes in accounting methods that are not deviations from generally accepted accounting principles), in a liability or obligation of more than $4,000,000.

Sound Advice's Conduct of Business Before Completion of the Merger

Sound Advice has agreed that Sound Advice and its subsidiaries will carry on their businesses in the usual, regular and ordinary course and will use reasonable efforts to preserve their present business organizations, keep available the services of their present officers and employees and preserve certain other relationships.

Sound Advice also agreed that Sound Advice and its subsidiaries will conduct their businesses in compliance with specific restrictions relating to the following:

- dividends and changes in capital stock;

- the issuance of securities;

- the amendment of organizational documents;

- acquisitions of any entity or business;

- dispositions of any assets other than in the ordinary course of business consistent with past practice;

- the incurrence of indebtedness or the making of any loans to or investments in any other entity;

- any change or event having, or which is likely to have, a material adverse effect on Sound Advice;

- changes in accounting methods;

- the discharge of liabilities other than certain liabilities arising in the ordinary course of business consistent with past practice;

- employees, employee benefits and pay increases;

- modification or termination of any lease of real estate, or waiver, release or assignment of any material rights or claims thereunder;

- modification or termination of any other material contract, or waiver, release or assignment of any material rights or claims thereunder, other than in the ordinary course of business consistent with past practice and except as necessary to implement the terms of the merger agreement and the related agreements;

- liquidation of Sound Advice or its subsidiaries;

- tax elections and settlement of tax claims; and

- its financial statements and employee benefit plans.

This is only a summary. You are urged to carefully read the article entitled "Covenants of the Company" in the merger agreement attached hereto as Appendix A to this joint proxy statement/prospectus.

Tweeter's Conduct of Business Before Completion of the Merger

Tweeter has agreed that Tweeter and its subsidiaries will use reasonable efforts to preserve their present business organizations, keep available the services of their present officers and employees and preserve certain other relationships.

Tweeter also agreed that Tweeter and its subsidiaries will conduct their businesses in compliance with specific restrictions relating to the following:

- dividends and changes in capital stock;

- the issuance of securities;

- the amendment of organizational documents;

- acquisitions of any entity or business;

- the incurrence of indebtedness;

- any change or event having, or which is likely to have, a material adverse effect on Tweeter;

- changes in accounting methods;

- liquidation of Tweeter or its subsidiaries;

- tax elections and settlement of tax claims; and

- its financial statements.

This is only a summary. You are urged to carefully read the article entitled "Covenants of Buyer and Acquisition Sub" in the merger agreement attached hereto as Appendix A to this joint proxy statement/prospectus.

Additional Agreements

Registration Statement/Proxy Statement; Quotation on Nasdaq National Market

Sound Advice and Tweeter have agreed to file this joint proxy statement/prospectus, to mail the final joint proxy statement/prospectus to their respective stockholders, and to inform the other party of any comments to or questions concerning the joint proxy statement/prospectus raised by the Securities and Exchange Commission.

Each of Sound Advice, Tweeter and TWT Acquisition Corp. has also warranted the sufficiency and accuracy of information provided by such party and included in this joint proxy statement/prospectus. Tweeter and TWT Acquisition Corp. have agreed to inform Sound Advice of any events which occur prior to Sound Advice's stockholders' meeting, and which relate to Tweeter or TWT Acquisition Corp., which should be included in this joint proxy statement/prospectus. Sound Advice has agreed to inform Tweeter and TWT Acquisition Corp. of any events which occur prior to Tweeter's stockholders' meeting, and which relate to Sound Advice, which should be included in this joint proxy statement/prospectus.

Tweeter has also agreed to use its best efforts to obtain approval for quotation on the Nasdaq National Market of the Tweeter common stock to be issued pursuant to the merger.

Stockholders' Meetings

Each of Sound Advice and Tweeter has agreed to call a meeting of its stockholders to approve items relating to the merger.

Registration Statements

Tweeter has agreed to file a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, to register the issuance of the Tweeter common stock being issued in connection with the merger. Tweeter has also agreed to file a registration statement on Form S-3 to register for resale the shares of Tweeter common stock issued in the merger to Sound Advice affiliates.

Access to Information

Each of Tweeter and Sound Advice has agreed to afford the other party access to its books and records.

Reasonable Efforts

Each of Sound Advice, TWT Acquisition Corp. and Tweeter has agreed to use reasonable efforts to obtain all consents and approvals required in connection with the merger and to take all actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the merger.

Company Stock Options; Plans

Tweeter has agreed to register, by the closing, on a registration statement on Form S-8 the shares of common stock issuable under all options issued to Sound Advice optionholders under the terms of the merger agreement.

Confidentiality

Tweeter and TWT Acquisition Corp. have agreed to keep non-public information concerning Sound Advice and its business confidential prior to the closing of the merger, except as required by law. Sound Advice has agreed to keep non-public information concerning Tweeter and its business confidential prior to the closing of the merger, except as required by law.

Director And Officer Indemnification And Insurance

The merger agreement provides that all rights to indemnification for acts or omissions occurring prior to the effective time existing as of the date of the merger agreement in favor of the current or former directors or officers of Sound Advice and its subsidiaries as provided in their respective articles/certificates of incorporation or bylaws (or similar organizational documents) or existing indemnification contracts will survive the merger and will continue in full force and effect in accordance with their terms.

The merger agreement also provides that, for a period of six years after the effective time of the merger, Tweeter will maintain Sound Advice's current director's and officers' liability insurance covering those persons who are covered by the policy as of the date of the merger agreement, subject to certain limitations.

Employment and Benefit Arrangements

Tweeter has agreed to honor all employment, severance, termination and retirements agreements to which Sound Advice is a party on the date of the merger agreement (provided that, in the case of Messrs. Beshouri, Blumberg, Danielson and O'Neil, the employees have agreed to modifications of their employment agreements as described elsewhere in this joint proxy statement/prospectus), and to provide benefits to certain employees of Sound Advice. Tweeter and Sound Advice have also agreed to the transfer of the account balances from Sound Advice's 401(k) plan to Tweeter's 401(k) plan.

Rights Agreement Amendment

Sound Advice has agreed to (i) amend its 1997 Common Stock Purchase Rights Agreement dated as of May 5, 1997 between it and American Stock Transfer and Trust Company, pursuant to which such agreement and the rights thereunder will not be applicable to the merger or (ii) terminate such agreement.

Takeover Statutes

Sound Advice has agreed, to the maximum extent permitted by law, to waive any Florida takeover statute which may be applicable to the merger, Tweeter, any Sound Advice common stock as to which Tweeter has the right to vote or direct voting, or Tweeter's ability to directly or indirectly acquire Sound Advice common stock. Sound Advice has also agreed to take all other actions necessary to eliminate or minimize the effects of any Florida takeover statute on Tweeter.

Notice of Events

Each of Sound Advice and Tweeter has agreed to notify the other promptly of (i) any communications received by it alleging a consent is required in connection with the merger; (ii) any communications received from a governmental agency by it in connection with the merger; and (iii) any litigation arising which would have had to be disclosed pursuant to the merger agreement or would relate to the merger.

No Solicitation of Transactions and Other Restrictions

Except as described below, until the merger is completed or the merger agreement is terminated, Sound Advice has agreed not to take any of the following actions:

- solicit, initiate, encourage or facilitate the making of any acquisition proposal, or inquiry with respect thereto, regarding Sound Advice;

- engage in discussions or negotiations with any person regarding an acquisition proposal; or

- disclose any non-public information relating to Sound Advice or afford access to the properties, books or records of Sound Advice to any person that has made an acquisition proposal;

Sound Advice may, after providing prior notice to Tweeter that it is taking such action, furnish non-public information to, or enter into discussions or negotiations with, any person in connection with an unsolicited bona fide acquisition proposal received from such person that the Sound Advice board determines in good faith is reasonably likely to lead to a superior proposal, so long as:

1. Sound Advice has received prior to the date of the merger agreement an executed confidentiality agreement or prior to furnishing non-public information to, or entering into discussions or negotiations with, such person, Sound Advice receives from such person an executed confidentiality agreement containing standard terms and conditions; and

2. Sound Advice's board determines in good faith, based on such matters that it deems relevant, but in any event upon the advice of independent legal counsel, that such action is necessary for the Sound Advice board to comply with its fiduciary duties to Sound Advice's stockholders under applicable law.

Also, Sound Advice is not prevented from complying with Rule 14e-2 or 14d-9 under the Securities Exchange of 1934 Act with regard to an acquisition proposal.

In addition, except as described below, Sound Advice's board may not:

1. withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Tweeter, its approval or recommendation of the merger agreement, or any of the transactions contemplated by it, including the merger;

2. approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

3. cause Sound Advice to enter into any agreement (excluding any confidentiality agreement) with respect to any acquisition proposal.

If the Sound Advice board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that it is necessary to do so in order to comply with its fiduciary duties under applicable law, it may:

1. withdraw or modify, or propose publicly to withdraw or modify, its approval and recommendation of the merger agreement, or any of the transactions contemplated by it, including the merger;

2. approve or recommend, or propose publicly to approve or recommend, a superior proposal; or

3. after the expiration of three business days after the date on which Sound Advice provides written notice to Tweeter advising that the Sound Advice board has received a superior proposal (during which period the Sound Advice Board must consider any revised offer submitted by Tweeter in its discretion), cause Sound Advice to enter into an agreement with respect to a superior proposal.

Acquisition proposal means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Sound Advice or any of its subsidiaries, or the acquisition of any equity interest in, or a substantial portion of the assets of, or any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of Sound Advice or any of its subsidiaries, other than for an amount of assets not material to Sound Advice and its subsidiaries taken as a whole and that Sound Advice has no reason to believe would lead to a change of control of Sound Advice (or to the acquisition of a substantial portion of the assets of Sound Advice and its subsidiaries).

Superior proposal means any bona fide acquisition proposal (i) on terms that the Sound Advice board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the acquisition proposal, including any break-up fees included in the acquisition proposal, expense reimbursement provisions and conditions to consummation and after payment of the termination fee provided in the merger agreement) are more favorable to Sound Advice's stockholders than the terms and conditions of the merger agreement and the merger and any revised offer submitted by Tweeter, taken as a whole, (ii) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Sound Advice board, and (iii) pursuant to which no less than 100% of Sound Advice's common stock (or a corresponding amount of the assets of the Company and its subsidiaries) is proposed to be acquired.

Sound Advice has also agreed to notify Tweeter immediately if Sound Advice receives any inquiries, proposals or offers relating to an acquisition proposal.

Conditions to Closing the Merger

Tweeter's and Sound Advice's respective obligations to effect the merger are subject to the satisfaction of each of the following conditions before the closing of the merger:

- the merger agreement and the merger must have been approved and adopted by the affirmative vote of the holders of at least a majority of the shares of Sound Advice common stock outstanding and entitled to vote at Sound Advice's special meeting of stockholders, and the issuance of Tweeter common stock and amendment of its option plan must have been approved by a majority of the Tweeter shares present or represented by proxy at Tweeter's special meeting of stockholders;

- the registration statements relating to the issuance of shares of Tweeter common stock as contemplated by the merger agreement and the resale of the shares issued to affiliates must have been declared effective by the Securities and Exchange Commission, and no stop order suspending the effectiveness of the registration statement shall be in effect or threatened;

- the Tweeter common stock to be issued in the merger must have been approved for listing on Nasdaq;

- all authorizations, consents, orders and approvals from all governmental entities required in connection with the execution, delivery and performance of the merger agreement, other than those which would not prevent consummation of the merger or have a material adverse effect on Sound Advice, must have been obtained without the imposition of any condition having a material adverse effect on Sound Advice;

- early termination must have been granted or applicable waiting periods must have expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and

- no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger shall be in effect, and no statute or regulation shall have been enacted or be deemed applicable to the merger that makes the consummation of the merger illegal.

Tweeter's and TWT Acquisition Corp.'s obligations to effect the merger are subject to the satisfaction or waiver of each of the following additional conditions before the effective time of the merger:

- There must not have occurred any change, condition, event or development that has resulted in or could reasonably result in a material adverse effect on Sound Advice;

- Sound Advice's representations and warranties that are qualified by materiality must be true and correct as of the effective time of the merger, and Sound Advice's representations and warranties that are not qualified by materiality must be true and correct in all material respects as of the effective time of the merger;

- Sound Advice must have performed in all material respects all of its obligations in the merger agreement;

- All authorizations, consents, waivers and approvals from all parties to agreements to which Sound Advice or its subsidiaries is a party or by which any of them are bound, which are required to be obtained in connection with the performance of the merger agreement, the failure to obtain which would prevent the consummation of the merger or have, individually or in the aggregate, a material adverse effect on Sound Advice, shall have been obtained (provided that the failure to obtain a landlord's consent which, upon the payment of a customary fee no greater than $1,000, would be reasonably expected to be obtained shall not be deemed to be material);

- Tweeter must have received the opinion of Sound Advice's counsel, Greenberg Traurig, P.A., with respect to certain matters;

- Litigation challenging the merger or that is reasonably likely to have a material adverse effect must not have been commenced and be pending against Sound Advice, Tweeter, TWT Acquisition Corp. or any of their affiliates, associates, officers or directors;

- Sound Advice must have (i) amended its 1997 Common Stock Purchase Rights Agreement dated as of May 5, 1997 between it and American Stock Transfer and Trust Company, pursuant to which such agreement and the rights thereunder will not be applicable to the merger or (ii) terminated such agreement; and

- At the mailing date of this joint proxy statement/prospectus and the date of Tweeter's special meeting of stockholders, this joint proxy statement/prospectus must be accurate and sufficient with respect to information supplied by Sound Advice.

Sound Advice's obligations to effect the merger are subject to the satisfaction or waiver of each of the following additional conditions before the effective time of the merger:

- There must not have occurred any change, condition, event or development that has resulted in or could reasonably result in a material adverse effect on Tweeter;

- Tweeter's and TWT Acquisition Corp.'s representations and warranties that are qualified by materiality must be true and correct as of the effective time of the merger, and Tweeter's and TWT Acquisition Corp.'s representations and warranties that are not qualified by materiality must be true and correct in all material respects as of the effective time of the merger;

- Each of Tweeter and TWT Acquisition Corp. must have performed in all material respects all of its obligations in the merger agreement;

- Sound Advice must have received the opinion of Tweeter's counsel, Goulston & Storrs, P.C., with respect to certain matters;

- All authorizations, consents, waivers and approvals from all parties to agreements to which Tweeter or its subsidiaries is a party or by which any of them are bound, which are required to be obtained in connection with the performance of the merger agreement, must have been obtained, except for approvals the failure to obtain which would not prevent the consummation of the merger or have a material adverse effect on Tweeter;

- Litigation concerning the merger must not have been commenced and be pending against Sound Advice's officers and directors or against Sound Advice challenging the merger which is reasonably likely to have a material adverse effect on Tweeter; and

- At the mailing date of this joint proxy statement/prospectus and the date of Sound Advice's special meeting of stockholders, the joint proxy statement/prospectus must be accurate and sufficient with respect to information supplied by Tweeter and TWT Acquisition Corp.

Termination of the Merger Agreement

At any time before the effective time of the merger, the merger agreement may be terminated as follows:

- by mutual written consent of Tweeter and Sound Advice;
- by Tweeter or Sound Advice, if:
- the effective time of the merger shall not have occurred on or before December 31, 2001;
- the average daily closing price per share of Tweeter common stock, as reported by Nasdaq for the five business days ending two days prior to the closing date, is less than $18; or
- a governmental entity shall have issued an order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of or for shares of Sound Advice common stock pursuant to the merger, and such order, decree, ruling or other action is final and non-appealable;

- by Tweeter or TWT Acquisition Corp., if:
  - the capitalization representations and warranties made by Sound Advice were not true and correct in all material respects when made, or any other representation or warranty of Sound Advice was not true and correct in all material respects when made, in each case which has gone unremedied for ten business days after receiving notice of the failure to be true and correct, except where the failure to be true and correct would not, in the aggregate (i) have a material adverse effect on Sound Advice; (ii) prevent or materially delay the consummation of the merger; or (iii) result in certain closing conditions being incapable of satisfaction;
  - the capitalization representations and warranties made by Sound Advice (other than those made as of a specified date) have ceased at any later date to be true and correct in all material respects as if made as of such later date, or any other representation or warranty of Sound Advice (other than those made as of a specified date) has ceased at any later date to be true and correct in all material respects as if made as of such later date, in each case which has gone unremedied for ten business days after receiving notice of the failure to be true and correct, except where the failure to be true and correct would not, in the aggregate (i) have a material adverse effect on Sound Advice; (ii) prevent or materially delay the consummation of the merger; or (iii) result in certain closing conditions being incapable of satisfaction;
  - Sound Advice has failed to comply, after the passage of ten business days after receiving notice of the failure, with any of its obligations or covenants contained in the merger agreement except where the failure to comply would not, in the aggregate (i) have a material adverse effect on Sound Advice; (ii) prevent or materially delay the consummation of the merger; or (iii) result in certain closing conditions being incapable of satisfaction;
  - Sound Advice's board of directors, or any committee of the board, has (i) failed to approve and recommend or has withdrawn or modified, or publicly proposed to withdraw or modify, in a manner adverse to Tweeter or TWT Acquisition Corp. its approval or recommendation of the merger or the merger agreement or (ii) approved or recommended, or publicly proposed to approve or recommend, any acquisition proposal; or
  - Sound Advice's stockholder approval is not obtained by November 1, 2001.

- by Sound Advice, if:
  - the representation or warranties of Tweeter or TWT Acquisition Corp. were not true and correct in all material respects when made, and the failure has gone unremedied for ten business days after receiving notice of the failure to be true and correct, except where the failure to be true and correct would not, in the aggregate (i) have a material adverse effect on Sound Advice; (ii) prevent or materially delay the consummation of the merger; or (iii) result in certain closing conditions being incapable of satisfaction;
  - the representation or warranties of Tweeter or TWT Acquisition Corp. have ceased at any later date to be true and correct in all material respects as if made as of such later date, and the failure has

gone unremedied for ten business days after receiving notice of the failure to be true and correct, except where the failure to be true and correct would not, in the aggregate (i) have a material adverse effect; (ii) prevent or materially delay the consummation of the merger; or (iii) result in certain closing conditions being incapable of satisfaction;

- Tweeter or TWT Acquisition Corp. has failed to comply, after the passage of ten business days after receiving notice of the failure, with any of its obligations or covenants contained in the merger agreement, except where the failure to comply would not, in the aggregate (i) have a material adverse effect on Sound Advice; (ii) prevent or materially delay the consummation of the merger; or (iii) result in certain closing conditions being incapable of satisfaction;

- prior to Sound Advice's stockholder approval, if the Sound Advice board has received an acquisition proposal which the Sound Advice board has determined in good faith is a superior proposal and Sound Advice, promptly following termination of the merger agreement, enters into an agreement (including a letter of intent) providing for the transactions contemplated by the superior proposal after complying with the merger agreement;

- Tweeter or TWT Acquisition Corp.'s board of directors has failed to approve and recommend, or has withdrawn or modified in a manner adverse to Sound Advice, its approval or recommendation of the merger, the merger agreement or the issuance of the Tweeter common stock pursuant to the merger; or

- Tweeter's stockholder approval is not obtained by November 1, 2001.

Payment of Fees and Expenses

Tweeter and Sound Advice will pay all of their own transaction expenses; provided that Tweeter will be responsible for all filing fees required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the merger.

Termination Fee

Sound Advice will be required to pay Tweeter a termination fee of $4 million if:

- Sound Advice terminates the merger agreement, prior to its approval by Sound Advice stockholders, because Sound Advice has received a superior proposal; or

- Tweeter terminates the merger agreement because Sound Advice's board of directors, or any committee of the board, has (a) failed to approve and recommend or has withdrawn or modified, or publicly proposed to withdraw or modify, in a manner adverse to Tweeter or TWT Acquisition Corp., its approval or recommendation of the merger or the merger agreement or (b) approved or recommended, or publicly proposed to approve or recommend, any acquisition proposal.

Amendment, Extension and Waiver of the Merger Agreement

The merger agreement may be amended by the parties at any time before or after approval of the matters presented in connection with the merger by the stockholders of Tweeter or the stockholders of Sound Advice, provided that, after stockholder approval, no amendment will be effective which by law requires further approval by such stockholders (or which reduces the amount or changes the consideration to be received in the merger by such stockholders) without further approval by those stockholders.

Either Tweeter or Sound Advice may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

RELATED AGREEMENTS

This section describes the agreements related to the merger agreement and the merger. While we believe that this description covers the material terms of the related agreements, this summary may not contain all of the information that is important to you. The Sound Advice Stockholder Proxy is attached to this joint proxy statement/prospectus as Appendix B, the Tweeter Stockholder Agreement and Proxy is attached to this joint proxy statement/prospectus as Appendix C, and the Registration Rights Agreement is attached to this joint proxy statement/prospectus as Appendix D. We urge you to carefully read these documents in their entirety.

The Stockholder Proxy

As a condition to its entering into the merger agreement, Tweeter required each of Peter Beshouri, Michael Blumberg and Kenneth L. Danielson, who are directors and/or executive officers of Sound Advice and who beneficially own an aggregate of 785,027.1 shares of Sound Advice common stock (exclusive of any shares issuable upon the exercise of options), or approximately 19.3% of the shares of outstanding Sound Advice common stock, to deliver proxies in the form attached to this joint proxy statement/ prospectus as Appendix B. Under these proxies, each such person has agreed, that until the merger agreement is terminated or the merger is consummated, he will not:

- solicit, initiate, encourage or facilitate (including by way of furnishing information) the making of any acquisition proposal; or

- participate in any discussions or negotiations with any person regarding an acquisition proposal.

Messrs. Beshouri, Blumberg and Danielson have also agreed to notify Tweeter promptly if they receive any inquiries, proposals or offers relating to an acquisition proposal.

In addition, each of Messrs. Beshouri, Blumberg and Danielson has granted Tweeter designees an irrevocable proxy to vote his respective shares of Sound Advice: (i) to adopt and approve the merger agreement and approve the merger; (ii) against any action or agreement that would violate the merger agreement; and (iii) other than the merger and the other transactions contemplated by the merger agreement, against any of the following:

1. any extraordinary corporate transaction involving Sound Advice, such as a merger, consolidation or other business combination involving Sound Advice or any of its subsidiaries;

2. a sale, lease or transfer of a material amount of assets of Sound Advice or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Sound Advice or any of its subsidiaries;

3. any change in the board of directors of Sound Advice;

4. any amendment of Sound Advice's articles of incorporation or by-laws; or

5. any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the contemplated benefits to Tweeter of the merger and the other transactions contemplated by the merger agreement.

Each of Messrs. Beshouri, Blumberg and Danielson has also agreed that, except in limited circumstances and until his proxy is terminated, he will not dispose of his shares of Sound Advice common stock, enter into any voting arrangement with respect to his shares of Sound Advice common stock or take any other action that would interfere with the performance of his obligations under his proxy.

Each proxy, and all rights and obligations of the parties under it, terminates upon the earliest of (i) consummation of the merger; (ii) May 31, 2002, and (iii) the date the merger agreement is terminated pursuant to certain provisions of the merger agreement.

The Stockholder Agreement and Proxy

Pursuant to a stockholder agreement and proxy, a copy of which is attached to this joint proxy statement/prospectus as Appendix C, each of Samuel Bloomberg, Jeffrey Stone and Joseph McGuire, who are directors and/or executive officers of Tweeter and who beneficially own an aggregate of 1,384,589 shares of Tweeter common stock (exclusive of any shares issuable upon the exercise of options), or approximately 7.4% of the outstanding shares of Tweeter common stock, has agreed to vote his shares of Tweeter common stock in favor of the approval of issuance of the Tweeter common stock in the merger and any other transactions contemplated by the merger agreement, and against any competing transaction.

The stockholder agreement and proxy, and all rights and obligations of the parties under it, terminates upon the earliest of (i) consummation of the merger or (ii) the date the merger agreement is terminated.

Registration Rights Agreement

Pursuant to a registration rights agreement among Tweeter, Sound Advice and each Sound Advice affiliate (collectively, the "Holders"), Tweeter has supplied the Holders with the following registration rights for the shares they will receive in connection with the merger (including the shares underlying Tweeter options to be issued in the merger):

- Tweeter has agreed to file a shelf registration statement pursuant to Rule 415 under the Securities Act with respect to the Tweeter shares to be issued to the Holders pursuant to the merger agreement no later than the date of the filing of the definitive joint proxy statement/prospectus, and has agreed to use its best efforts to have the registration statement declared effective before the closing date of the merger.

- The Holders have the right to include their shares in any registration statement filed by Tweeter, subject to the right of the underwriter to limit the number of shares to be registered by the Holders (if the offering is underwritten) and other customary conditions and sale timing restrictions.

- At any time prior to the third anniversary of the closing date of the merger, the Holders of at least 100,000 shares of Tweeter common stock may request that Tweeter register their shares under the Securities Act, subject to the right of the underwriter (if the offering is underwritten) to limit the number of shares to be registered by the Holders and other customary conditions. Tweeter is only obligated to register the shares on two occasions, Tweeter does not have to effect a registration prior to 90 days after the closing date of the merger, and Tweeter does not have to effect a second registration prior to 90 days after the effective date of the first registration statement.

Pursuant to the registration rights agreement, each Holder also agreed not to transfer or sell (other than certain permitted transfers) more than 50% of the shares of Tweeter common stock issued to the Holders in the merger (including the shares underlying stock options) prior to 90 days after the closing date of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Tweeter will account for the merger under the purchase method of accounting and will allocate the consideration it pays in the merger to the assets it acquires and the liabilities it assumes based on their estimated fair values. The pro forma adjustments are preliminary and are based on management's estimates of the value of Sound Advice's tangible and intangible assets. In addition, Tweeter management is assessing and formulating its integration plans. The finalization of these plans could result in a material change to the estimates used in the preparation of the pro forma financial data.

The merger consideration paid by Tweeter for each share of Sound Advice includes varying amounts of Tweeter common stock based on the average closing price of Tweeter common stock for the five days ending two days before the effective date of the merger. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange number will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. Pro forma presentations were prepared using an assumed five-day average closing price of Tweeter common stock of $21 per share and $30 per share to demonstrate a range of possible results.

The actual amount of the total consideration per Sound Advice share will be determined upon completion of the merger and may differ from those presented if the assumptions outlined above do not reflect the actual facts on the closing date.

We are in the process of engaging a third party appraisal company to conduct a valuation of the fixed assets, leasehold interests and other identifiable intangibles that Tweeter expects to acquire in the merger. We anticipate this appraisal process to be complete prior to the effective date of the merger.

Based on the timing of the closing of the transaction, the finalization of the integration plans and other factors, the pro forma adjustments may differ materially from those presented in the pro forma financial information. A change in the pro forma adjustments would result in a reallocation of the purchase price affecting the value assigned to long-term assets. The income statement effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

We estimate that merger-related fees and expenses, consisting primarily of transaction costs including fees of investment bankers, attorneys, the independent appraisal company, accountants, financial printing and other related charges, will be approximately $5.1 million at $21 per share and $6.9 million at $30 per share. The impact of the fees and expenses has been reflected in the pro forma combined balance sheet and income statement as an increase in the purchase price of the transaction and is allocated to the assets acquired and liabilities assumed, based upon their estimated fair values.

The pro forma financial information does not purport to represent what the consolidated financial position or results of operations actually would have been if the merger in fact had occurred on March 31, 2001 or as of October 1, 1999 at the beginning of the period indicated or to project the consolidated financial position or results of operations as of any future date or any future period. It should be read in conjunction with the historical consolidated financial statements of Tweeter and Sound Advice, including the related notes, and other financial information included and incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma financial information does not give effect to any cost savings and other synergies that may result from the merger other than to record salary reductions for employees terminated as a result of the merger. In addition, one time integration costs that may include severance not disclosed in the merger agreement and relocation costs have not been reflected in the pro forma financial information. Tweeter is developing its plans for integration of the business but cannot make final decisions until the merger is complete.

The pro forma combined balance sheet assumes that the merger took place on March 31, 2001 and combines the unaudited balance sheets of Tweeter as of this date with that of Sound Advice's audited balance sheet as of January 31, 2001. The pro forma combined statement of income assumes that the merger took place on October 1, 1999 and combines Tweeter's and Sound Advice's results of operations for a twelve month and a six month period. Sound Advice prepares its financial statements on the basis of a fiscal year ending on January 31. The table below combines Tweeter's audited results of operations for the fiscal year ended September 30, 2000 with Sound Advice's unaudited results of operations for the twelve months ended October 31, 2000 and Tweeter's unaudited results of operations for the six months ended March 31, 2001 with Sound Advice's unaudited results of operations for the six months ended January 31, 2001.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF MARCH 31, 2001
Assumes a five-day average closing price of $21.00 per share of Tweeter common stock

	Tweeter 3/31/01	Sound Advice 1/31/01	Combined	Pro Forma Adjustments	Pro Forma Balance Sheet
Assets					
Current Assets:					
Cash and cash equivalents	$ 26,282,706	$ 2,094,348	$ 28,377,054	$ (400,000) B (21,648,315) C (6,328,739) D	$ —
Accounts receivable, net	16,634,980	6,316,460	22,951,440	—	22,951,440
Inventory	81,531,915	46,000,745	127,532,660	(300,000) A	127,232,660
Deferred tax assets	2,493,610	1,412,154	3,905,764		3,905,764
Prepaid expenses and other current assets	2,440,431	907,910	3,348,341	(172,916) N	3,175,425
Total current assets	129,383,642	56,731,617	186,115,259	(28,849,970)	157,265,289
Investment in joint venture	3,868,631	—	3,868,631		3,868,631
Long-term investments	4,353,721	—	4,353,721	(3,025,000) M	1,328,721
Property and equipment, net	61,445,691	17,870,476	79,316,167		79,316,167
Other assets, net	728,483	509,452	1,237,935		1,237,935
Intangible assets	—	—	—	3,905,000 A,P,D	3,905,000
Goodwill, net	41,255,052	6,721,876	47,976,928	1,840,423 A,M 75,269,108 A 300,000 A 1,138,505 A 1,562,000 P	128,086,964
Deferred tax asset, non current	—	2,197,302	2,197,302		2,197,302
Total	$241,035,220	$84,030,723	$325,065,943	$ 52,140,066	$ 377,206,009
Liabilities and Stockholders' Equity					
Current Liabilities:					
Current portion of long-term debt	$ 67,245	$ 1,569,569	$ 1,636,814	$ (1,569,569) C	$ 67,245
Amount due to bank	4,877,864	2,899,440	7,777,304		7,777,304
Borrowings under revolving credit facility	—	18,141,443	18,141,443	(18,141,443) C 3,905,000 D,A,P 2,395,082 D 150,000 E	6,450,082
Accounts payable	10,285,029	12,745,439	23,030,468		23,030,468
Accrued expenses (includes income taxes)	22,080,680	13,120,128	35,200,808	(473,831) M (160,000) B (69,166) N (60,000) E 1,562,000 P	35,999,811
Customer deposits	6,233,587	—	6,233,587		6,233,587
Deferred warranty	679,014	—	679,014		679,014
Total current liabilities	44,223,419	48,476,019	92,699,438	(12,461,927)	80,237,511
Long-Term Debt:					
Notes payable to bank	3,310	1,937,303	1,940,613	(1,937,303) C	3,310
Other Long-Term Liabilities:					
Rent related accruals	4,118,330	—	4,118,330		4,118,330
Deferred warranty	1,356,746	—	1,356,746		1,356,746
Deferred tax liabilities	816,342	—	816,342		816,342
Capital lease obligations	—	1,235,449	1,235,449		1,235,449
Other long-term liabilities	—	3,531,100	3,531,100		3,531,100
Total liabilities	50,518,147	55,179,871	105,698,018	(14,399,230)	91,298,788
Stockholders' Equity:					
Common stock	205,179	39,733	244,912	(39,733) A 45,427 A	250,606
Additional paid in capital	146,559,302	12,623,183	159,182,485	(12,623,183) A 1,138,505 A	243,048,520
Accumulated other comprehensive income	131,899	—	131,899	(710,746) M	(578,848)
Retained earnings	45,510,457	16,187,936	61,698,393	(240,000) B (16,187,936) A (103,750) N (90,000) E	45,076,707
Less treasury stock	(1,889,764)	—	(1,889,764)		(1,889,764)
Total stockholders' equity	190,517,073	28,850,852	219,367,925	66,539,297	285,907,222
Total	$241,035,220	$84,030,723	$325,065,943	$ 52,140,066	$ 377,206,009

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2000
Assumes a five-day average closing price of $21.00 per share of Tweeter common stock

	Tweeter 9/30/00	Sound Advice 10/31/00	Combined Total	Pro Forma Adjustments		Pro Forma
Total revenue	$ 404,729,388	$ 188,041,563	$ 592,770,951	$ 5,486,036	F	$598,256,987
Cost of sales	(256,448,608)	(120,957,938	(377,406,546)	(2,535,941)	G	(379,942,487)
Gross profit	148,280,780	67,083,625	215,364,405	2,950,095		218,314,500
Selling expenses	101,672,490	45,242,266	146,914,756	5,486,036	F	149,864,851
				(2,535,941)	G	
Corporate, general and administrative expenses	19,341,702	13,353,718	32,695,420	(1,096,808)	H	31,748,612
				150,000	E	
Amortization of intangibles	1,521,892	18,469	1,540,361	3,902,689	I	6,205,581
				(18,469)	J	
				781,000	O	
Income from operations	25,744,696	8,469,172	34,213,868	(3,718,412)		30,495,456
Interest income (expense)	1,146,761	(1,723,696)	(576,935)	(527,342)	K	296,195
				(323,224)	K	
				1,723,696	K	
Income from joint venture	518,425	—	518,425			518,425
Cost of terminated stock offering	—	(574,246)	(574,246)			(574,246)
Other expense	—	(89,173)	(89,173)			(89,173)
Income before income taxes	27,409,882	6,082,057	33,491,939	(2,845,282)		30,646,657
Income taxes	10,963,953	43,339	11,007,292	422,963	L	11,430,255
Net income	16,445,929	6,038,718	22,484,647	(3,268,245)		19,216,402
Basic earnings per share						
Net income	0.97	1.60	1.08			0.92
Diluted earnings per share						
Net income	0.89	1.41	0.98			0.84
Weighted average shares outstanding						
Basic	17,006,079	3,780,677	20,786,756			20,786,756
Diluted	18,550,782	4,295,019	22,845,801			22,845,801

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED MARCH 31, 2001
Assumes a five-day average closing price of $21 per share of Tweeter common stock

	Tweeter	Sound Advice				
	Six Months Ended					
	March 31, 2001	January 31, 2001	Combined Total	Pro Forma Adjustments		Pro Forma
Total revenue	$ 279,801,085	$113,873,305	$ 393,674,390	$ 3,334,544	F	$ 397,008,934
Cost of sales	(177,542,276)	(73,236,920)	(250,779,196)	(1,267,970)	G	(252,047,166)
Gross profit	102,258,809	40,636,385	142,895,194	2,066,574		144,961,768
Selling expenses	67,899,349	26,748,520	94,647,869	3,334,544 (1,267,970)	F G	96,714,443
Corporate, general and administrative expenses	12,155,989	7,284,757	19,440,746	(548,404)	H	18,892,342
Amortization of goodwill	960,000	147,000	1,107,000	1,927,738 (147,000) 390,500	I J O	3,278,238
Income from operations	21,243,471	6,456,108	27,699,579	(1,622,834)		26,076,745
Interest income (expense)	684,180	(1,066,448)	(382,268)	(488,920) 1,066,448	K K	195,260
Income from joint venture	701,671	—	701,671			701,671
Other income (expense)	—	156,519	156,519			156,519
Income before income taxes	22,629,322	5,546,179	28,175,501	(1,045,306)		27,130,195
Income taxes	9,047,777	2,202,000	11,249,777	352,973	L	11,602,750
Net income	13,581,545	3,344,179	16,925,724	(1,398,279)		15,527,445
Basic earnings per share						
Net income	$ 0.73	$ 0.87	$ 0.76			$ 0.69
Diluted earnings per share						
Net income	0.71	0.77	0.72			0.66
Weighted average shares outstanding						
Basic	18,555,020	3,834,258	22,389,278			22,389,278
Diluted	19,191,483	4,365,307	23,556,790			23,556,790

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF MARCH 31, 2001
Assumes a five-day average closing price of $30.00 per share of Tweeter common stock

	Tweeter 3/31/01	Sound Advice 1/31/01	Combined	Pro Forma Adjustments	Pro Forma Balance Sheet
Assets					
Current Assets:					
Cash and cash equivalents	$ 26,282,706	$ 2,094,348	$ 28,377,054	$ (400,000) B	$ —
				(21,648,315) C	
				(6,328,739) D	
Accounts receivable, net	16,634,980	6,316,460	22,951,440		22,951,440
Inventory	81,531,915	46,000,745	127,532,660	(300,000) A	127,232,660
Deferred tax assets	2,493,610	1,412,154	3,905,764		3,905,764
Prepaid expenses and other current assets	2,440,431	907,910	3,348,341	(172,916) N	3,175,425
Total current assets	129,383,642	56,731,617	186,115,259	(28,849,970)	157,265,289
Investment in joint venture	3,868,631	—	3,868,631		3,868,631
Long-term investments	4,353,721	—	4,353,721	(3,025,000) M	1,328,721
Property and equipment, net	61,445,691	17,870,476	79,316,167		79,316,167
Other assets, net	728,483	509,452	1,237,935		1,237,935
Intangible Assets	—	—	—	3,905,000 A,P,D	3,905,000
Goodwill, net	41,255,052	6,721,876	47,976,928	1,840,423 A,M	172,619,855
				119,732,999 A	
				300,000 A	
				1,562,000 A	
				1,207,505 A	
Deferred tax asset, non current	—	2,197,302	2,197,302		2,197,302
Total	$241,035,220	$84,030,723	$325,065,943	$ 96,672,957	$421,738,900
Liabilities and Stockholders' Equity					
Current Liabilities:					
Current portion of long-term debt	$ 67,245	$ 1,569,569	$ 1,636,814	$ (1,569,569) C	$ 67,245
Amount due to bank	4,877,864	2,899,440	7,777,304		7,777,304
Borrowings under revolving credit facility	—	18,141,443	18,141,443	(18,141,443) C	8,283,267
				3,905,000 D,A,P	
				4,228,267 D	
				150,000 E	
Accounts payable	10,285,029	12,745,439	23,030,468		23,030,468
Accrued expenses (includes income taxes)	22,080,680	13,120,128	35,200,808	(473,831) M	35,999,811
				(160,000) B	
				(69,166) N	
				(60,000) E	
				1,562,000 P	
Customer deposits	6,233,587	—	6,233,587		6,233,587
Deferred warranty	679,014	—	679,014		679,014
Total current liabilities	44,223,419	48,476,019	92,699,438	(10,628,742)	82,070,696
Long-Term Debt:					
Notes payable to bank	3,310	1,937,303	1,940,613	(1,937,303) C	3,310
Other Long-Term Liabilities:					
Rent related accruals	4,118,330	—	4,118,330		4,118,330
Deferred warranty	1,356,746	—	1,356,746		1,356,746
Deferred tax liabilities	816,342	—	816,342		816,342
Capital lease obligations	—	1,235,449	1,235,449		1,235,449
Other long-term liabilities	—	3,531,100	3,531,100		3,531,100
Total liabilities	50,518,147	55,179,871	105,698,018	(12,566,045)	93,131,973
Stockholders' Equity					
Common stock	205,179	39,733	244,912	(39,733) A	251,188
				46,009 A	
Additional paid in capital	146,559,302	12,623,183	159,182,485	(12,623,183) A	285,747,643
				137,980,836 A	
				1,207,505 A	
Accumulated other comprehensive income	131,899	—	131,899	(710,746) M	(578,847)
Retained earnings	45,510,457	16,187,936	61,698,393	(103,750) N	45,076,707
				(240,000) B	
				(16,187,936) A	
				(90,000) E	
Less treasury stock	(1,889,764)	—	(1,889,764)		(1,889,764)
Total stockholders' equity	190,517,073	28,850,852	219,367,925	109,239,002	328,606,927
Total	$241,035,220	$84,030,723	$325,065,943	$ 96,672,957	$421,738,900

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2000
Assumes a five-day average closing price of $30 per share of Tweeter common stock

	Tweeter 9/30/2000	Sound Advice 10/31/2000	Combined Total	Pro Forma Adjustments	Pro Forma
Total revenue	$ 404,729,388	$ 188,041,563	$ 592,770,951	$ 5,486,036 F	$ 598,256,987
Cost of sales	(256,448,608)	(120,957,938)	(377,406,546)	(2,535,941) G	(379,942,487)
Gross profit	148,280,780	67,083,625	215,364,405	2,950,095	218,314,500
Selling expenses	101,672,490	45,242,266	146,914,756	5,486,036 F	149,864,851
				(2,535,941) G	
Corporate, general and administrative expenses	19,341,702	13,353,718	32,695,420	(1,096,808) H	31,748,612
				150,000 E	
Amortization of goodwill . .	1,521,892	18,469	1,540,361	6,092,584 I	8,395,476
				(18,469) J	
				781,000 O	
Income from operations	25,744,696	8,469,172	34,213,868	(5,908,307)	28,305,561
Interest income (expense)	1,146,761	(1,723,696)	(576,935)	(527,342) K	296,195
				(323,224) K	
				1,723,696 K	
Income from joint venture	518,425	—	518,425		518,425
Cost of terminated stock offering	—	(574,246)	(574,246)		(574,246)
Other expense	—	(89,173)	(89,173)		(89,173)
Income before income taxes	27,409,882	6,082,057	33,491,939	(5,035,177)	28,456,762
Income taxes	10,963,953	43,339	11,007,292	422,963 L	11,430,255
Net income	16,445,929	6,038,718	22,484,647	(5,458,140)	17,026,507
Basic earnings per share . . Net income	$ 0.97	$ 1.60	$ 1.08		$ 0.82
Diluted earnings per share . . . . Net income	0.89	1.41	0.98		0.75
Weighted average shares outstanding					
Basic	17,006,079	3,780,677	20,786,756		20,786,756
Diluted	18,550,782	4,295,019	22,845,801		22,845,801

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED MARCH 31, 2001
Assumes a five-day average closing price of $30.00 per share of Tweeter common stock

	Tweeter Six Months Ended March 31, 2001	Sound Advice Six Months Ended January 31, 2001	Combined Total	Pro Forma Adjustments	Pro Forma
Total revenue	$ 279,801,085	$113,873,305	$ 393,674,390	$ 3,334,544 F	$ 397,008,934
Cost of sales	(177,542,276)	(73,236,920)	(250,779,196)	(1,267,971) G	(252,047,167)
Gross profit	102,258,809	40,636,385	142,895,194	2,066,573	144,961,767
Selling expenses	67,899,349	26,748,520	94,647,869	3,334,544 F (1,267,971) G	96,714,442
Corporate, general and administrative expenses ...	12,155,989	7,284,757	19,440,746	(548,404) H	18,892,342
Amortization of goodwill....	960,000	147,000	1,107,000	3,039,336 I (147,000) J 390,500 O	4,389,836
Income from operations ..	21,243,471	6,456,108	27,699,579	(2,734,432)	24,965,147
Interest income (expense) ..	684,180	(1,066,448)	(382,268)	(488,920) K 1,066,448 K	195,260
Income from joint venture ..	701,671	—	701,671		701,671
Other income	—	156,519	156,519		156,519
Income before income taxes	22,629,322	5,546,179	28,175,501	(2,156,904)	26,018,597
Income taxes	9,047,777	2,202,000	11,249,777	352,973 L	11,602,750
Net income	$ 13,581,545	$ 3,344,179	$ 16,925,724	$(2,509,877)	$ 14,415,847
Basic earnings per share Net income	$ 0.73	$ .87	$ .76		$ .64
Diluted earnings per share Net income	0.71	.77	.72		.61
Weighted average shares outstanding					
Basic	18,555,020	3,834,258	22,389,278		22,389,278
Diluted	19,191,483	4,365,307	23,556,790		23,556,790

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

The following notes are the same assuming a five day average closing price of $21 per share and $30 per share of Tweeter common stock unless otherwise noted:

(A) To record the purchase accounting adjustments (pursuant to Accounting Principles Board Opinion No. 16) related to the merger of Tweeter and Sound Advice.

	@ $21 per share	@ $30 per share
Total purchase price:		
Sound Advice common stock (3,973,245 shares)	$ 83,438	$119,197
Sound Advice common stock owned by Tweeter (302,500)(1)	(6,352)	(9,075)
Tweeter's cost for acquisition of 302,500 shares of Sound Advice's common stock(1)	1,840	1,840
Estimated merger-related fees and expenses(2)	5,079	6,912
Market value calculated using the Black-Scholes option-pricing model of 1,066,000 Sound Advice options exchanged for equivalent Tweeter stock options assumed to be outstanding after the closing of the merger(6)	19,449	29,112
Total purchase price	103,454	147,986
Allocation of purchase price:		
Historical Assets of Sound Advice of January 31, 2001	84,031	84,031
Add:		
Value of non-competition agreements(3)	3,905	3,905
Other identifiable intangibles(4)	—	—
Inventory fair value adjustments	(300)	(300)
Subtotal	87,636	87,636
Historical Liabilities of Sound Advice as of January 31, 2001	55,179	55,179
Add:		
Payments to key executives under non-compete arrangements(3)	3,905	3,905
Severance costs for key executives terminated as a result of the merger(5)	3,645	3,645
Deferred Tax Liabilities related to non-compete agreements	1,562	1,562
Subtotal	64,291	64,291
NET ASSETS ACQUIRED AT FAIR VALUE	23,345	23,345
EXCESS OF NET ASSETS ACQUIRED OVER PURCHASE PRICE (GOODWILL)	80,109	124,641

(1) Tweeter previously acquired 302,500 shares of Sound Advice stock and had accounted for such stock as "available for sale" under SFAS 115 and carried a cost basis of $1,840. This cost basis has been included in the purchase price computation. These shares have been removed from Sound Advice's outstanding shares extended at Tweeter's initial purchase price.

(2) Represents professional fees directly associated with the transaction, a component of which included a variable element payable to the sellers advisor that is based on the fair value of Tweeter's stock at the time of closing.

(3) Tweeter has agreed to pay $1,900 to Mr. Beshouri and $725 to Mr. Blumberg as consideration for new noncompetition agreements with Tweeter. Tweeter has also agreed to pay $640 to each Messrs. Danielson and O'Neil as consideration for entering into new noncompetition agreements with Tweeter.

(4) The Company has considered a preliminary allocation of purchase price across intangible asset categories. Purchased leasehold assets will be valued at fair value based on an independent valuation.

Management believes the impact of such valuation will be minimal. Management also considered valuing customer lists but historical experience has shown that they have little identifiable value and accordingly expects minimal value to be assigned to this category of intangibles. The allocation of the purchase price is subject to change based on the final valuation.

(5) Severence costs relate to the following individuals: Peter Beshouri — $1,000, Michael Blumberg — $800, Kenneth Danielson — $500, Christopher O'Neil — $500, Michael Hagg — $600, Jeffrey Hagg — $160, and various accounting department severence — $85.

(6) The Black-scholes valuation includes the following assumptions:

- Volatility of 94.53% which represents Tweeter's stock price over the past 365 days

- Risk Free Interest Rate of 4.76% which represents the current five year treasury bond rate

- Forfeitures of 0%

The remaining life of the options is based on the period of time from September 1, 2001 (assumed closing date) and the original expiration date of the Sound Advice options.

(B) Reflects the early extinguishment of debt penalty ($400) net of tax benefit ($160).

(C) Reflects the repayment of Sound Advice debt, as of March 31, 2001. Tweeter is required under their agreement with their bank, to not incur any incremental debt, therefore this transaction will require extinguishment of Sound Advice debt upon consummation of the transaction.

(D) Reflects payments of $7.55 million to employees in connection with the merger, including $3.9 million to key executives under non-compete arrangements and $3.6 million severance costs and transaction expenses ($5.1 million at $21 per share; $6.9 million at $30 per share).

(E) Reflects $150 of payments related to sign on bonuses to employees in connection with the merger.

(F) To reclassify credit card fees from revenue to selling expenses, as they are currently presented net on Sound Advice's financial statements.

(G) To reclassify Sound Advice's warehousing costs from selling expenses to cost of sales to conform with Tweeter's presentation.

(H) To record salary reductions for employees of Sound Advice who have been notified that they will be terminated as a result of the merger.

(I) To record the amortization of goodwill resulting from the allocation of the purchase price. Amortization will be recognized on a straight-line basis over 20 years. If the current exposure draft issued by the Financial Accounting Standards Board, relative to business combinations becomes effective, the goodwill amortization reflected in the pro forma's would not be recorded.

(J) Eliminate the effects of previously recorded goodwill on Sound Advice's financial statements.

(K) To record the effects on interest income (expense) as a result of the paydown of Sound Advice's debt.

(L) To record the income tax effect of combining Tweeter's and Sound Advice's results of operations and pro forma adjustments, excluding the impact of nondeductible amounts.

(M) Reclassify Sound Advice shares currently held.

(N) To record the elimination of Deferred Finance Fees related to the early extinguishment of debt.

(O) To record amortization of non-compete agreements. Amortization will be recognized on a straight-line basis over 5 years.

(P) To record intangible assets relating to non-compete agreements with key executives of $3,905 and the related deferred tax impact of $1,562.

MARKET PRICE INFORMATION

Tweeter's Market Price Data

Tweeter's common stock has traded on the Nasdaq National Market under the symbol "TWTR" since July 16, 1998. The following table sets forth the high and low sale prices reported on the Nasdaq National Market for Tweeter common stock for the periods indicated. The prices shown do not include retail markups, markdowns or commissions.

Tweeter

Fiscal Quarter Ended	High	Low
December 31, 1998	$ 15.500	$ 5.313
March 31, 1999	$ 20.000	$ 13.375
June 30, 1999	$ 20.750	$ 11.063
September 30, 1999	$ 19.000	$ 13.297
December 31, 1999	$ 39.750	$ 18.500
March 31, 2000	$ 44.750	$ 22.250
June 30, 2000	$ 44.250	$ 21.688
September 30, 2000	$ 39.875	$ 27.250
December 31, 2000	$ 36.313	$ 10.625
March 31, 2001	$ 21.313	$ 11.563
June 30, 2001 (through June 12, 2001)	$ 29.680	$ 18.390

Sound Advice's Market Price Data

Sound Advice's common stock has traded on the Nasdaq National Market under the symbol "SUND" since June 28, 1986. The following table sets forth the high and low sale prices reported on the Nasdaq National Market for Sound Advice common stock for the periods indicated. The prices shown do not include retail markups, markdowns or commissions.

Sound Advice

Fiscal Quarter Ended	High	Low
April 30, 1999	$ 4.625	$ 2.250
July 31, 1999	$ 8.375	$ 3.063
October 31, 1999	$ 10.000	$ 6.344
January 31, 2000	$ 12.750	$ 7.875
April 30, 2000	$ 12.500	$ 7.000
July 31, 2000	$ 11.375	$ 7.000
October 31, 2000	$ 10.188	$ 5.313
January 31, 2001	$ 8.875	$ 3.750
April 30, 2001	$ 11.000	$ 7.750
July 31, 2001 (through June 12, 2001)	$ 27.120	$ 10.550

Recent Closing Prices

On June 1, 2001, the last trading day before announcement of the proposed merger, the closing price per share of Tweeter common stock on the Nasdaq National Market was $28.75, and the closing price per share of Sound Advice common stock on the Nasdaq National Market was $15.00. On May 25, 2001, five business days before announcement of the proposed merger, the closing price per share of Tweeter common stock on the Nasdaq National Market was $29.68 and the closing price per share of Sound Advice common stock on the Nasdaq National Market was $13.29. On June 12, 2001, the closing prices

per share of Tweeter common stock and Sound Advice common stock on the Nasdaq National Market were $29.00 and $26.75, respectively.

Because the market price of Tweeter common stock is subject to fluctuation, the market value of the shares of Tweeter common stock that holders of Sound Advice common stock will receive in the merger may increase or decrease prior to and following the merger. Stockholders are urged to obtain current market quotations for Tweeter common stock and Sound Advice common stock. Neither Tweeter nor Sound Advice can assure you as to the future prices or markets for Tweeter common stock or Sound Advice common stock.

At the effective time of the merger, each outstanding share of Sound Advice common stock, except for shares held by Tweeter, will be converted into shares of Tweeter common stock based on an exchange ratio. If the average daily closing price of Tweeter common stock as reported by Nasdaq for the five business days ending two days prior to the effective date of the merger is between $21 and $30 per share, then the exchange ratio will be one for one. If such average daily closing price is $30 or more per share, then the exchange ratio will equal a fraction, the numerator of which will be 30 and the denominator of which will be such average daily closing price. If such average daily closing price is below $21 per share, then the exchange ratio will equal a fraction, the numerator of which will be 21 and the denominator of which will be such average daily closing price. In the event such average daily closing price is below $18 per share, either party may terminate the merger agreement.

COMPARISON OF STOCKHOLDER RIGHTS

This section of the joint proxy statement/prospectus describes what we believe are the material differences between the rights of Tweeter stockholders and Sound Advice stockholders. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. All Tweeter stockholders and Sound Advice stockholders are urged to read carefully the relevant provisions of Florida and Delaware law, as well as the charter and bylaws of each of Tweeter and Sound Advice.

CAPITALIZATION

Tweeter

The authorized capital stock of Tweeter consists of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock. Tweeter expects that following the effective time of the merger, assuming no exercise of stock options, Tweeter will have approximately 22,500,000 shares of its common stock outstanding.

Sound Advice

The authorized capital stock of Sound Advice consists of 10,000,000 shares of common stock.

VOTING RIGHTS

Tweeter

Each holder of Tweeter common stock has the right to cast one vote for each share of Tweeter common stock held of record on all matters voted on by the Tweeter stockholders, including the election of directors. Holders of Tweeter common stock have no cumulative voting rights.

Sound Advice

Each holder of Sound Advice common stock has the right to cast one vote for each share of Sound Advice common stock held of record on all matters voted on by the Sound Advice stockholders, including the election of directors. A Sound Advice stockholder holding 15% or more of the outstanding shares of Sound Advice common stock can require cumulative voting for election of directors at the annual meeting of Sound Advice stockholders, so long as the stockholder meets certain requirements.

NUMBER AND ELECTION OF DIRECTORS

Tweeter

The number of directors constituting Tweeter's board of directors is seven, with one vacancy which will be filled by Peter Beshouri if he is elected at Tweeter's special meeting of stockholders. The Tweeter bylaws provide that the number of directors will be fixed from time to time by the board of directors.

The Tweeter amended and restated certificate of incorporation provides for the Tweeter board of directors to be divided into three classes, as nearly equal in size as possible, with one class being elected annually. Members of the Tweeter board of directors are elected to serve a term of three years.

Under Delaware law, stockholders do not have cumulative voting rights for the election of directors unless the corporation's certificate of incorporation so provides. Tweeter's amended and restated certificate of incorporation does not provide for cumulative voting.

Sound Advice

The board of directors of Sound Advice currently has five members. Florida law provides that the number of directors of the corporation may be either increased or decreased from time to time by amendment to the articles of incorporation or the bylaws.

The Sound Advice amended and restated articles of incorporation and bylaws provide for the Sound Advice board to be divided into three classes of directors, as nearly equal in size as possible, with one class being elected annually. Members of the Sound Advice board of directors are elected to serve a term of three years.

Under Florida law, stockholders do not have cumulative voting rights for the election of directors unless the corporation's articles of incorporation so provide. As discussed above, Sound Advice's amended and restated articles of incorporation do provide for cumulative voting in some circumstances.

VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS

General

Delaware law provides that if, at the time of the filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the outstanding stock of the corporation having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office. Delaware law also provides that, in the case of a corporation whose board is classified (as is Tweeter's), stockholders may remove directors only for cause unless the certificate of incorporation provides otherwise.

Florida law provides that a vacancy in the board of directors, including any vacancy by any increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, or by the stockholders, unless the articles of incorporation provide otherwise.

Florida law also provides that stockholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against his or her removal.

Tweeter

Subject to rights held by holders of preferred stock, if any, vacancies on the board of directors of Tweeter, including vacancies resulting from any increase in the size of the board of directors or the resignation or removal of a director, may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum.

Tweeter's amended and restated certificate of incorporation provides that, subject to rights of holders of preferred stock, if any, directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of the then outstanding shares of Tweeter capital stock entitled to vote generally in the election of directors, voting together as a single class.

Sound Advice

The Sound Advice bylaws provide that any vacancy in the Sound Advice board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

A director elected to fill a vacancy shall hold office until the next election of directors by the stockholders.

The Sound Advice bylaws provide that directors may be removed with or without cause by a vote of the holders of a majority of the shares of Sound Advice common stock then entitled to vote at any election of directors.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION OR ARTICLES OF INCORPORATION

General

Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation's board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation's certificate of incorporation.

Under Florida law, amendments to a corporation's articles of incorporation relating to the following matters may be made by the board of directors without stockholder approval, unless the articles of incorporation provide otherwise:

- the extension of the duration of the corporation if it was incorporated at a time when limited duration was required by law;

- the deletion of the names and addresses of the initial directors and the initial registered agent;

- the deletion of information solely for historical interest;

- the deletion of authorization for a class or series of shares if no such class or series are issued;

- minor changes in the corporation's name relating to the identity of the entity such as "corp.," "inc.," "co." or similar phrases;

- changes to the par value for a class or series of shares;

- to provide that if the corporation acquires its own shares, such shares constitute treasury shares until disposed of or canceled by the corporation; and

- any other change permitted by Florida law.

All other amendments to the articles of incorporation must be recommended by the board of directors to the stockholders and approved by a majority of the stockholders entitled to vote on an amendment unless a greater percentage is provided for in the articles of incorporation or in the resolution of the board of directors proposing such amendment. In addition, Florida law provides that the holders of the outstanding shares of a class shall be entitled to vote as a single class if the holders of such a class would be adversely or particularly affected by the amendment.

Tweeter

Tweeter's amended and restated certificate of incorporation does not alter the vote required under Delaware law to amend Tweeter's certificate of incorporation except as follows: The stockholder vote that is required is the affirmative vote of at least a majority of the outstanding shares of Tweeter capital stock entitled to vote, voting together as a single class, and the affirmative vote of at least a majority of the outstanding shares of each class entitled to vote thereon as a class. However, 75% of the outstanding shares of Tweeter capital stock voting as a single class and 75% of each class entitled to vote thereon as a class is required to amend the sections of the certificate of incorporation concerning stockholder action, directors, limitation on liability of directors, indemnification of directors and amendment of the certificate of incorporation.

Sound Advice

The Sound Advice amended and restated articles of incorporation do not alter the vote required under Florida law.

AMENDMENTS TO BYLAWS

General

Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal by-laws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power.

Under Florida law, either the board of directors or the stockholders may amend or repeal a corporation's bylaws unless (i) the articles of incorporation or Florida law reserves the power to amend the bylaws generally or a particular bylaw provision, to the stockholders, or (ii) the stockholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision. Florida law permits a corporation's stockholders to amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

Tweeter

Tweeter's bylaws provide that the bylaws may be amended or repealed (i) by the vote of a majority of the directors then in office, and (ii) at a meeting of stockholders, by the vote of at least 75% of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

Sound Advice

The Sound Advice bylaws permit the board of directors or stockholders to amend or repeal the bylaws; provided that the board of directors may not amend or repeal any bylaw adopted by the shareholders if the stockholders specifically provide such bylaw is not subject to amendment or repeal by the board of directors.

ACTION BY WRITTEN CONSENT

General

Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.

Florida law provides that, unless otherwise stated in the articles of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.

Tweeter

Tweeter's amended and restated certificate of incorporation prohibits stockholder actions by written consent.

Sound Advice

Sound Advice's bylaws permit stockholder actions by written consent.

ABILITY TO CALL SPECIAL MEETINGS

Tweeter

Except as otherwise required by law and subject to the rights of the holders of Tweeter preferred stock, if any, special meetings of Tweeter stockholders may be called by a majority of the directors then in office, the Chairman of the Board or the Chief Executive Officer.

Sound Advice

Special meetings of Sound Advice stockholders may be called by the directors, the President or, upon the written request of one or more stockholders who own at least ten percent of the capital stock issued and outstanding and entitled to vote at the meeting, the secretary of Sound Advice.

NOTICE OF STOCKHOLDER ACTION

Tweeter

In addition to complying with the proxy rules of the Securities and Exchange Commission, in order to propose a stockholder action, a Tweeter stockholder must:

- be, at the time the proposal is submitted and continuing through the date of the meeting, the record or beneficial owner of at least one percent of the outstanding shares of Tweeter capital stock entitled to vote at such meeting and have held such shares for at least one year;

- give timely written notice to Tweeter's secretary in accordance with the bylaws; and

- be present at the meeting, either in person or by a representative.

Sound Advice

None of the Sound Advice amended and restated articles of incorporation or bylaws or Florida law imposes any additional requirements or restrictions on the ability of a stockholder to propose action to be addressed at a meeting of the stockholders of Sound Advice. Therefore, a Sound Advice stockholder need only comply with the proxy rules of the Securities and Exchange Commission in order to propose a stockholder action.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

General

Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

- a breach of the duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

- any transaction from which the director derived an improper personal benefit.

Florida law provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform those duties constitutes:

- a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reason to believe his conduct was unlawful;

- a transaction from which the director, either directly or indirectly, derived an improper personal benefit;

- a violation of Florida law concerning the unlawful payment of dividends;

- in a proceeding by or in the right of the corporation or a stockholder, conscious disregard for the best interest of the corporation, or willful misconduct; or

- in a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Tweeter

The Tweeter amended and restated certificate of incorporation provides that a director of Tweeter will not be personally liable to Tweeter or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to Tweeter or its stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- under Section 174 of the Delaware General Corporation Law for willful or negligent payments of dividends or stock purchases or redemptions; or

- for any transaction from which the director derived an improper personal benefit.

Sound Advice

The Sound Advice bylaws provides that, if a director performs his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances, the director has no liability by reason of being or having been a director of the corporation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

General

Under Delaware law, a corporation generally may indemnify directors and officers:

- for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

- with respect to any criminal proceeding, if they had no reasonable cause to believe that their conduct was unlawful.

In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

Under Florida law, a corporation generally may indemnify directors and officers:

- for actions taken in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and

- with respect to any criminal proceeding, if such person had no reasonable cause to believe that his or her conduct was unlawful.

Florida law provides however that a person may not be indemnified nor may expenses be advanced if a judgment or final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

- a violation of criminal law, unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

- a transaction from which such person derived an improper personal benefit;

- in the case of a director, an unlawful distribution under Florida law; or

- willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

Tweeter

Tweeter's amended and restated certificate of incorporation provides for indemnification, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, of any person Tweeter has the power to indemnify under that section from and against all expenses, liabilities or other matters covered by Section 145, both as to action in his official capacity and action in another capacity while holding such office. Such indemnification continues as to persons who cease to be directors, officers, employees or agents and inures to the benefit of their heirs.

Tweeter's bylaws provide for indemnification of directors, executive officers and non-executive officer employees, to the fullest extent permitted by the Delaware General Corporation Law, against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement, in each case to the extent reasonably incurred by such person (and, in the case of directors and executive officers, on such person's behalf) in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, which such person is or is threatened to be made a party to or participant in by reason of such person's corporate status, so long as such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Tweeter and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification continues as to persons who cease to be directors, executive officers, or non-executive officer employees and inures to the benefit of their heirs. Notwithstanding the foregoing:

- Tweeter will indemnify directors, executive officers, and non-executive officer employees seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Tweeter board; and

- Unless ordered by a court, no indemnification of a person will be provided unless a determination was made by (a) a majority vote of the disinterested directors, (b) if there are no disinterested directors, or if a majority of disinterested directors so direct, by independent legal counsel, or (c) by the stockholders that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Tweeter and, with respect to a criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

Tweeter also has agreed to indemnify the spouses and children of Tweeter's directors, officers and non-executive officer employees to the same extent applicable to directors, executive officers and non-executive officer employees for claims arising out of the status of such person as a spouse or a child of a director, executive officer or non-executive officer employee.

Sound Advice

The Sound Advice amended and restated articles of incorporation and bylaws provide that Sound Advice shall indemnify officers and directors, and former officers and directors, to the fullest extent permitted by law.

Anti-Takeover Devices

Tweeter

Tweeter's amended and restated certificate of incorporation authorizes Tweeter's board of directors to issue one or more classes of preferred stock having such designations, rights and preferences as they determine, and such issuances may, among other things, have an adverse effect on the rights of holders of common stock.

Tweeter's stockholders have no right to take action by written consent and may not call special meetings of stockholders. An amendment of certain provisions of the amended and restated certificate of incorporation requires the affirmative vote of at least 75% of the shares of voting stock then outstanding. Any amendment of the bylaws by the stockholders requires the vote of at least 75% of the shares present in person or represented by proxy at a stockholders meeting. The amended and restated certificate of incorporation also provides for the staggered election of directors to serve for one, two and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 75% of the shares of common stock represented at a stockholders' meeting.

In addition, under the terms of Tweeter's Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock, all other stockholders of Tweeter would have the right to purchase securities from Tweeter at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of the acquiring person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the common stock in connection with such a transaction.

Sound Advice

Sound Advice has a staggered board of directors and cumulative voting can be used if so elected by a holder of 15% or more of its common stock.

Also, in May 1997, the Sound Advice board of directors adopted a common stock purchase rights plan and subsequently declared a dividend distribution of one common stock purchase right on each outstanding share of common stock. As amended, each right has an initial exercise price of $50.00 for one share of common stock. Generally, the rights will be exercisable only if a person or group acquires 15% or more of the Sound Advice common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Sound Advice common stock, except that the rights will be exercisable if a person or group acquires 10% or more of the Sound Advice common stock and the board of directors determines that person or group to be a person or group whose ownership interest would cause a material adverse impact on the business or prospects of Sound Advice or its stockholders. Upon that occurrence, each right, other than rights owned by the person or group making that acquisition or announcing that tender offer, will entitle the holder to purchase from Sound Advice the number of shares of common stock having a market value equal to twice the exercise price of the right. Generally, prior to the acquisition by a person or group of beneficial ownership of 15% or more of the common stock, the rights are redeemable for $.001 per right at the option of the board of directors.

Sound Advice has agreed, as a closing condition to the merger, to (i) amend its common stock purchase rights plan, pursuant to which such plan and the rights thereunder will not be applicable to the merger or (ii) terminate such plan.

STATE ANTI-TAKEOVER STATUTES

General

Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation's voting stock for a three year period following the time the stockholder became an interested stockholder, unless:

- prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

- at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least two-thirds of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

- mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

- specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

- other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

Florida has adopted a statute applicable to affiliated transactions. Florida law requires that any merger, consolidation, asset transfer or other extraordinary transaction of the corporation with a stockholder who is the beneficial owner of more than ten percent of the outstanding voting shares of the corporation, or an interested stockholder, must be approved by two-thirds of the voting shares other than the shares beneficially owned by the interested stockholder. The voting requirements described above do not apply if certain conditions are met, including, but not limited to:

- the transaction being approved by a majority of disinterested directors; or

- the price to be paid to the stockholders exceeding certain price thresholds, including that the price per share must be higher than the fair market value per share on the announcement date and must be higher than the highest price paid by the interested stockholder within the two years preceding the transaction.

The affiliated transaction statute applies to any Florida corporation unless the original articles of incorporation or an amendment to the articles of incorporation or bylaws contain a provision expressly electing not to be governed by the statute. Such an amendment to the articles of incorporation or bylaws must be approved by the affirmative vote of a majority of disinterested stockholders and is not effective until 12 months after approval.

Another Florida statute governs control share acquisitions. The control share acquisition statute generally denies voting rights to shares owned by an acquiring person who has obtained or anticipates obtaining in excess of specified thresholds of voting control in shares of an issuing public corporation. The purchase of shares of a public corporation is not deemed to be a control share acquisition if, among other things, the acquisition is pursuant to a merger or share exchange agreement to which the public corporation is a party or the acquisition has been approved by the board of directors of the public corporation before such acquisition. In the event that a purchase of shares does constitute a control share acquisition, the shares acquired will only have voting rights to the extent granted by resolution approved by a majority of the shares of the public corporation entitled to vote (excluding all interested shares) with each class or series voting as a separate class to the extent required by Florida law. The control share acquisition statute applies to a corporation unless, prior to such acquisition, the corporation's articles of incorporation or bylaws provide that this statute does not apply to control share acquisitions.

Tweeter

Because Tweeter has not adopted any provision in its amended and restated certificate of incorporation to "opt-out" of the Delaware business combination statute, the statute is applicable to business combinations involving Tweeter.

Sound Advice

Sound Advice has not taken any action to "opt-out" of the affiliated transactions statute or the control share acquisition statute, and therefore the statutes are applicable to acquisitions of shares of Sound Advice common stock. Sound Advice's board of directors has adopted resolutions approving its acquisition by Tweeter and Sound Advice has also agreed to take all other actions necessary to eliminate or minimize the effects of any Florida takeover statute on Tweeter.

INFORMATION CONCERNING SOUND ADVICE

OVERVIEW

Sound Advice is a full service specialty retailer of a broad range of selected high-quality, upscale entertainment and consumer electronic products. Sound Advice operates 24 full-size stores, five Bang & Olufsen stores and one Electronic Interiors store in the State of Florida, the fourth largest state and the state with the fastest growing population in the United States. In addition, it operates two Showcase Home Entertainment stores in Scottsdale and Chandler, Arizona, and one home theater showroom located in the Great Indoors in Scottsdale. Sound Advice's full-size Sound Advice and Showcase Home Entertainment stores sell home and car audio systems (except that Showcase Home Entertainment stores do not carry car audio systems), large screen projection and conventional view televisions, video products, personal electronics, car security systems, home entertainment furniture and related customized services and accessories. The Bang & Olufsen stores feature Bang & Olufsen audio and video products and accessories. The Electronic Interiors store is an entirely demonstration based store built to simulate residential environments showcasing integrated entertainment systems. Sound Advice customers seek informed advice concerning product selection and system integration in conjunction with products incorporating the latest technology.

INDUSTRY

The consumer electronics industry is defined to include audio, video, mobile electronics, communications, information technology, multimedia and accessory products, as well as related services. According to the Consumer Electronics Association (CEA), total manufacturers sales of consumer electronics in the United States were estimated to be $81 billion in 2000, $78 billion in 1999 and $76 billion in 1998. Sound Advice believes that the following trends in the consumer electronics industry create significant opportunities for a specialty retailer of high end audio and video products such as Sound Advice.

Growth of Large Format, High Volume Retailers

In recent years, consumer electronics retailing has become increasingly dominated by large format stores, including superstores and mass merchandisers. These stores typically attempt to achieve high sales volumes by marketing a wide variety of products to a broad segment of consumers, with an emphasis on introductory level products and relatively low prices. Many of the major department stores and catalog showroom companies have discontinued their sales of consumer electronics as a result of their inability to compete with large national superstores and discount merchandisers. Many national retailers have sought to capitalize on the growth of particular product categories, such as personal computers, within the overall consumer electronics industry. Sound Advice believes this emphasis has contributed to a decreased focus by those stores on the higher-end audio and video products. Sound Advice believes the emphasis of the mass merchandisers on high volume, lower priced merchandising prevents these stores from being able to provide the depth of product knowledge and the consumer service that Sound Advice is able to provide. This, combined with Sound Advice's focus on high-end, high technology products, distinguishes Sound Advice so that it is not targeting its sales to the same market as the mass merchandisers.

Consolidation of Consumer Electronics Retailers

The retail consumer electronics industry is highly fragmented, and Sound Advice estimates that the two largest superstore chains accounted for approximately 26.5% of the total sales attributable to the 100 largest retailers in 1999. Sound Advice believes that the expansion of large format chains precipitated consolidation of the industry during the 1990s by placing competitive pressure on regional broadline consumer electronics retailers that had strategies that were undifferentiated from consumer electronics superstores and mass merchandisers. There was also increased pressure on smaller specialty retailers that were successfully differentiated but which operated at a disadvantage due to limited scale, media inefficiencies, reduced purchasing power and lack of management depth. Sound Advice believes that regional specialty retailers with strong name recognition by consumers represent attractive acquisition candidates and that the smaller or weaker specialty retailers will continue to face significant competitive pressures, thereby providing opportunities for retailers with size advantages to increase market share.

New Technologies

Growth in the consumer electronics industry has historically been driven by the introduction of new products based on technological innovations. For example, the proliferation of videocassette recorders and compact disc players helped to accelerate growth in the 1980s. Sound Advice believes that a new generation of technology offers the prospect of increased industry sales with the introduction of digital delivery systems, such as high definition televisions (HDTV), digital audio players, digital versatile discs players (DVD) and direct broadcast satellite systems. The Consumer Electronics Association estimates that:

- approximately 9.8 million DVD players were shipped in 2000

- approximately 12.3 million DVD players will be shipped in 2001

- revenues from digital television units sold will be $2.6 billion in 2000 and will increase to $9.6 billion in 2004

- sales of digital video products will average 35% annual growth from 1999 to 2002.

Sound Advice believes that specialty retailers with sales personnel capable of understanding and communicating the benefits of technologically advanced products to consumers are well positioned to capture the increased sales that may result should those products achieve market acceptance.

BUSINESS STRATEGY

Sound Advice's business strategy is to capitalize on its position as the upscale, full service consumer electronics alternative to its competitors. Sound Advice's products and services appeal to customers who are early technology adopters, those who seek high quality components with numerous features as well as those who seek a fully integrated solution. The following are some of the key elements of Sound Advice's business strategy:

Sound Advice Focuses on Core Categories of Products

Sound Advice seeks to satisfy demand for consumer electronics and home entertainment products, particularly in the core categories of audio, video, television and mobile electronics. Sound Advice carries products and systems by high-end manufacturers whose products are not readily available in the general consumer marketplace.

Sound Advice Offers High-End Products Incorporating the Most Advanced and Innovative Technology

Sound Advice offers its customers products and integrated entertainment systems that incorporate the latest technologies and features. A significant portion of Sound Advice's merchandise, such as products manufactured by Krell, Bang & Olufsen and B&W is only available through select specialty retailers. Sound Advice also carries high-end lines of products that are made by manufacturers whose lower-end lines are carried by mass marketers. For example, Sound Advice carries the Sony XBR video, Mitsubishi Diamond, Pioneer Elite and Sony Audio ES product lines which are not widely available. Sound Advice's focus on premium products that are not part of the general consumer marketplace distinguishes it from most of the large retailers in its industry and, Sound Advice believes, appeals to Sound Advice consumers.

Sound Advice Custom Designs, Installs and Services Integrated Multi-Room Systems

Sound Advice visits its customers' homes and provide customized design and consultation services to help them create integrated multi-room audio-visual and entertainment environments. These integrated systems can include built-in centralized audio systems for multiple areas, including swimming pool and other outdoor areas, customized placement of flat-screen television sets, customized and remote controlled lighting systems, including means of controlling the degree of natural light in the environment, and other highly technologically advanced systems. Once these systems are designed and installed, Sound Advice will return to the homes of its customers as needed in order to maintain and update these systems.

Sound Advice Showcases Products in Upscale Environments for its Customers to Experience

At each of its full-size stores Sound Advice has segregated audition rooms, home theaters and demonstration areas that enable sales personnel to demonstrate the use of systems and products Sound Advice offers. This format allows Sound Advice's customers to compare and test the performance and features of similar products and systems. Sound Advice's Bang & Olufsen stores feature multiple product displays and a discrete demonstration area, which allows its customers to audition Bang & Olufsen products. Sound Advice's first Electronic Interiors store, which opened in November 2000, is an entirely demonstration oriented environment, built to simulate a residence and showcase some of its integrated systems. This new store format will allow customers to experience the integration and synergy of some of Sound Advice's systems in an architecturally and aesthetically appealing environment.

Sound Advice Maximizes its Customers' Convenience in Every Stage of Product Purchase and Use

Sound Advice feels that it is important to provide premium customer support in every stage of product selection and use. Sound Advice endeavors to provide useful product information and integration advice prior to purchases being made, including visiting the homes of its customers in order to suggest customized integrated systems. Sound Advice permits its customers to audition purchased products at their homes and, if a customer is not satisfied, Sound Advice accepts products returned within 60 days for a refund or a credit toward the purchase of another product or system. Car audio products, if installed by Sound Advice, carry a one-year "defective replacement guaranty" and, once Sound Advice installs car audio equipment, a customer will not be charged for reinstallation into another car, installation of component upgrades or reinstallation after repair service. Sound Advice believes that being involved with the customer in the full scope of the product life cycle helps develop customer loyalty.

Sound Advice Trains its Sales and Service Associates to Provide Premium Service and Advice

In order to build and maintain customer satisfaction, Sound Advice believes that it is important to assure that the products purchased by each customer are those that are best suited to their needs. Sound Advice feels that having a knowledgeable sales force is critical to achieving this goal. As such, Sound Advice sales personnel receive extensive technical product training in order to provide knowledgeable assistance to our customers. Sound Advice emphasizes the need to provide personal attention and assistance to each customer and seek to aid each customer's selection process by demonstrating products and providing information with respect to features, price, quality and system integration.

GROWTH STRATEGY

In addition to its business strategy, which integrates outstanding product selection, concept design, professional installation and after-market service and support, Sound Advice intends to grow its business by doing the following:

Increase Same Store Sales

Sound Advice believes it can increase its same store sales by continuing to focus on products incorporating the latest technology, since higher per unit prices are typically associated with these products. For example, Sound Advice believes that by offering an increasing number of digitally based products as they become available on the market, it can benefit from the higher per unit prices at which these products are sold. Sound Advice is well positioned to lead the adoption of high-end digital products such as high definition television, digital audio players and direct broadcast satellite systems. Sound Advice is also increasing its same store sales by expanding the capabilities that can be incorporated into its integrated systems. For example, Sound Advice currently offers lighting and security solutions as a part of its integrated designs.

Open New Stores

Sound Advice opened two new full-size stores, one in Tallahassee and one in North Palm Beach, in November 1998, five mall based Bang & Olufsen stores in February and December 1998, June 1999, March 2000 and October 2000 and one Electronic Interiors store in October 2000. In addition, Sound Advice added two Showcase Home Entertainment stores and one Great Indoors Home Theater Showroom through acquisition in October 2000. Sound Advice expects to continue to explore the opening of new stores in geographic areas within its existing Florida and Arizona distribution network and advertising radius in order to realize efficiencies and cost benefits as a result of its clustering of stores. Sound Advice's current plans are to open one new full-size store in Arizona, two new shopping mall based Bang & Olufsen stores and one Electronic Interiors during fiscal 2002.

Upgrade and Relocate Existing Stores

Sound Advice continually improves its existing stores by upgrading and rotating product displays and remodeling the interiors. At times, Sound Advice choose to relocate its stores in connection with the need for expansion. In December 2000, Sound Advice relocated and upgraded its South Kendall-Miami location from a 11,000 square foot facility to a 15,700 square foot facility. Sound Advice currently plans to relocate its Altamonte Springs store in fiscal 2002, from a 10,800 square foot facility, to a 15,000 square foot facility located in Altamonte Springs. Sound Advice believes these relocations will improve each store's visibility and parking, and thereby increase customer traffic to the stores.

STORE OPERATIONS

Stores

Sound Advice operates 24 full-size Sound Advice stores, five Bang & Olufsen stores, one Electronic Interiors store in Florida, two full-size Showcase Home Entertainment stores in Scottsdale and Chandler, Arizona, and one home theater showroom located in The Great Indoors store in Scottsdale, Arizona. Its full-size store format features multiple home audio and video audition and demonstration areas, portable electronics displays and an area displaying large screen projection and direct view televisions. While its stores vary in size, most of its full-size stores range from 15,000 to 17,000 square feet and are located in high profile power centers and strip malls near major shopping malls.

Sound Advice's Bang & Olufsen stores feature Bang & Olufsen audio products and accessories. While Sound Advice's full-size stores allow its customers to sample any of its merchandise, the Bang & Olufsen stores have only selected products displayed. Sound Advice's Bang & Olufsen stores are typically 1,500 square feet. During fiscal 2002, Sound Advice is planning to add two additional Bang & Olufsen stores. Sound Advice locates Bang & Olufsen stores in upscale high traffic shopping malls or retail areas.

Sound Advice's Electronic Interiors store is located adjacent to a Bang & Olufsen store and incorporates fully automated "custom showrooms" with custom designed home applications of high technology products. The store features a reproduction of a movie theater, the latest electronics for the bedroom and bath and custom decorated rooms with high performance home entertainment systems. The Electronic Interiors store occupies 4,200 square feet and is physically connected to the Bang & Olufsen store.

Sound Advice has a management contract for a 600 square foot home entertainment department in The Great Indoors, a Sears Roebuck specialty store for home decorating and remodeling located in Scottsdale, Arizona.

Site Selection

Sound Advice typically locates its full-size stores in either freestanding buildings or strip shopping centers close to high vehicle traffic areas. Sound Advice locates its Bang & Olufsen stores in high pedestrian traffic shopping malls or retail areas. New store sites are selected on the basis of several factors, including location, relative competition, demographic characteristics of the local market and proximity to highways or major roadways. When selecting a new store site, Sound Advice principally looks for affluent markets with demographics that match its best performing markets. Sound Advice stores are generally in major metropolitan areas and are close to regional malls near "Big Box" consumer electronics retailers such as Best Buy or Circuit City, and in other major shopping areas.

Store Economics

Sound Advice's average investment for its full-size stores has been approximately $2,100,000, including leasehold improvements, fixtures and equipment and inventory. The average net sales per full-size store was approximately $7,602,000 for fiscal 2001.

Sound Advice estimates that the cost, other than initial inventory, of an additional full-size store or relocating a store built to suit for Sound Advice is between $1,100,000 to $1,600,000. Sound Advice currently estimates that, if it acquires an existing store location, it will cost between $950,000 to $1,300,000 to retrofit the property. Sound Advice estimates the initial inventory cost for a new full-size store to be between $750,000 and $1,100,000. Pre-opening expenses incurred in connection with an additional full-size store are minimal.

Sound Advice's average investment for the Bang & Olufsen stores it operates was approximately $400,000, including leasehold improvements, fixtures and equipment, and inventory. The average net sales per Bang & Olufsen store was approximately $1,903,000 for fiscal 2001. Sound Advice estimates the cost, other than initial inventory, of opening a mall based Bang & Olufsen store is approximately $200,000 to $275,000. Pre-opening expenses incurred in connection with an additional Bang & Olufsen store are minimal.

Training

Sound Advice provides its new employees with extensive training tailored to the skills that will be required for the employee to be a successful and effective part of its team. Sound Advice believes that proper employee training is an effective tool for hiring and retaining its employees. Sound Advice has the following employee training programs:

- Newly hired sales associates undergo a three week course that is taught by Sound Advice's full time training personnel. This course includes two weeks of classroom instruction at its Hollywood, Florida store located near its corporate headquarters and one week of training in one of its stores. The sales associates are also required to receive a total of ten hours of product specific training per month as well as to attend the four product seminars Sound Advice conduct each year.

- Newly hired custom home installers typically join Sound Advice in an apprentice capacity, depending on their level of training, and will work with more senior installers until their skill levels are sufficiently developed. The custom home installers are required to receive an aggregate of ten hours of technical training per month and to attend a mandatory product seminar Sound Advice conducts once a month. Some of Sound Advice's manufacturers, such as Krell, Martin Logan, Bang & Olufsen and Boston Acoustics, offer training sessions in various locations, which their custom home installers attend as frequently as necessitated by new product offerings. The cost of the travel and training is typically shared between Sound Advice and these vendors.

- Newly hired custom mobile electronics installers as well as Sound Advice's newly hired service technicians typically join Sound Advice in an apprentice capacity and are required to attend a minimum of six product seminars per year. To the extent that any of its manufacturers require certification of their automobile installers or service technicians to install or service their products,

Sound Advice allows the manufacturers to provide the requisite training at Sound Advice's locations to ensure that their custom mobile electronics installers and service technicians are appropriately certified.

Store Management

Each full-size store has its own management structure consisting of a full time general manager having overall responsibility at each location, a full time operations manager and, in some stores, a sales manager under the general manager. Each of Sound Advice's full-size Sound Advice stores also has an individual in charge of the mobile electronics department. A single store manager manages each Bang & Olufsen and Electronic Interior/Bang & Olufsen store.

Sound Advice's sales management group consists of three regional sales vice presidents, each overseeing several stores, one of which oversees the Bang & Olufsen stores and custom sales, and all of whom report to Sound Advice's Chief Executive Officer. In addition, Sound Advice has two mobile electronics sales directors. Sound Advice believes that this structure improves decision making and communication throughout its structure. Sound Advice believes that turnover rates for its employees are lower than industry averages. Sound Advice has had minimal turnover at the management level and, with respect to those sales associates who have been employed by Sound Advice for over one year, Sound Advice estimates that it has a 12%-15% turnover in Sound Advice's audio and video specialties and a 30% turnover rate in Sound Advice's mobile electronics specialty. Sound Advice regularly promotes sales associates to positions of greater responsibility.

Store Personnel Compensation

Sound Advice's primary compensation plan is based on gross profit dollars. Sales associates are compensated on straight commissions. The program is designed to provide incentives to sales associates to sell products, services and labor. General sales managers are compensated on personal sales, and overrides based on store performance. Approximately 74% of Sound Advice's employees are compensated on a commission basis including custom installers, delivery personnel and sales staff.

PRODUCTS AND SERVICES

Products

In most of its full-size stores, a customer can choose from more than 2,100 products and approximately 150 manufacturers. Sound Advice's products and services may be grouped into the following categories:

Category	Products	Selected Brands
Television	Conventional, projection, plasma, LCD, DLP and two piece projectors	Sony, Mitsubishi, Pioneer, Panasonic, Toshiba, Loewe, Sharp Quasar, Runco and Bang & Olufsen
Video..................	VCRs, camcorders, digital cameras, DVD players, digital satellite systems and editing equipment	Sony, Panasonic, Hughes, Mitsubishi, Yamaha, Canon, Aiwa, Philips, Denon and Faroudja
Audio	Audio systems and components, compact disc players and recorders and speakers	Yamaha, B&W, Bose, Monster Cable, Bang & Olufsen, Klipsch, Sony, Boston Acoustics, Niles, Philips, Pioneer, Velodyne, Denon, Krell, B&K, Martin Logan, and Mirage and McIntosh

Category	Products	Selected Brands
Mobile Electronics........	Car and Marine components and speakers, wireless communications, installation services and navigation equipment	Alpine, Kenwood, Boston Acoustics, Sony, MTX, Panasonic, Pioneer, Magellan, Clifford and JC Audio, Kicker, XTANT, MBQuart
Other..................	Audio and video furniture, telephone systems, personal electronics, extended service contracts and repair services	N.E.W., Sony, Siemens, Bell'o, Panasonic, Tech-Craft, Laurier, JSP and Tova Design

The table below shows the approximate percentage of Sound Advice's sales attributable to each of Sound Advice's major product and service categories for fiscal 1997, the twelve month period ended January 31, 1998 and fiscal 1999, 2000 and 2001.

Product or Service Category	Fiscal Year Ended June 30, 1997	Twelve Month Period Ended January 31, 1998	Fiscal Years Ended January 31,		
			1999	2000	2001
Television and Video	37%	36%	39%	41%	44%
Home Audio	30	32	33	35	33
Mobile Electronics	15	15	14	13	11
Service, Installation and Product Warranty......	10	10	10	9	9
Miscellaneous Products	8	7	4	2	3
Total	100%	100%	100%	100%	100%

In the following product categories, Sound Advice has been advised by the following manufacturers that it is the largest distributor of their products in the State of Florida:

Category	Brands
Television and Video	Mitsubishi, Pioneer Elite, Pioneer Plasma and Loewe
Audio	Yamaha, B&W, Bang & Olufsen, Klipsch, Boston Acoustics, Niles, Velodyne, Krell and Martin Logan
Mobile Electronics	Kicker, XTANT and MBQuart

Services

Sound Advice supports its product sales by providing many important customer services, including the following:

- home delivery and setup;

- home audio installation and design;

- home theater installation and design;

- home lighting and security system installation;

- mobile electronics installation;

- in-home repair service; and

- in-store and in-home product instruction.

Sound Advice's service and repair facility is located at its corporate headquarters in South Florida. Sound Advice is an authorized manufacturer's service representative for substantially all of its products and is reimbursed by the manufacturer for the service or repair it performs on products still covered by a manufacturer's warranty. Products brought to the Florida stores by customers for service or repairs are shipped to Sound Advice's service and repair facility through Sound Advice's warehouse distribution system. Products brought to Sound Advice's Arizona stores are sent to a locally authorized service center for repair. In both Florida and Arizona, Sound Advice employs in-home service technicians to repair and service products which cannot be brought into the stores.

Sound Advice offers, through an unrelated insurance company on a non-recourse basis, an extended warranty contract for most of the audio, video and other merchandise it sells. The extended warranty provides the customer coverage beyond the warranty period covered by the manufacturer. Sound Advice collects the retail sales price of the extended warranty contract from the customer and remits the customer information and Sound Advice's cost for the contract to the insurance company. The warranty obligation is solely the responsibility of the insurance company, since the contract is between the customer and the insurance company. As an authorized service center for the insurance company, Sound Advice may also perform the services required under the extended warranty contracts for which it is separately paid by the insurer. Revenues from the sale of extended warranty contracts have historically been between 2% to 3% of net sales.

From time to time, in connection with the promotion of the sales of extended warranty contracts, Sound Advice has offered its customers the ability to apply amounts paid for unused extended warranty contracts towards the purchase of merchandise. Sound Advice has recorded a liability for the use of this redemption feature by its customers. This promotional program is no longer being offered.

Customer Financing

In addition to cash and checks, Sound Advice accepts credit cards as a form of payment. Customers who qualify can obtain longer term financing by obtaining a Sound Advice credit card. Sound Advice makes this credit card available to its customers, without an annual fee, through a private label credit card arrangement with an unrelated finance company without recourse to Sound Advice. Sound Advice also periodically, as part of its promotional activities, makes special financing programs available to its customers. These special financing programs may utilize our private label credit card, or in some cases, a vendor issued credit card. Sound Advice typically bears the cost of these special financing programs. However, some of Sound Advice's vendors associated with vendor issued credit cards periodically participate with and support Sound Advice in the cost of financing promotions.

Pricing

Most of Sound Advice's manufacturers will provide Sound Advice with a recommended selling price as well as a minimum advertised price. Sound Advice generally prices its items based on the minimum allowed advertised price but may thereafter offer in-store promotions. Sound Advice also offers a 60 day price guarantee, which allows its customers to receive from it 100% of the difference between the amounts paid by them and any lower price advertised for the identical product within 60 days of their purchase.

ADVERTISING AND MARKETING

Sound Advice's advertising strategy is to increase traffic into its stores while building name recognition as the premier retailer of high-end consumer electronics. Sound Advice's image based advertising is used to create an awareness of the high quality products and custom services it provides. Sound Advice's advertisements emphasize product features and benefits while de-emphasizing price. While Sound Advice uses newspaper advertisements as a means of attracting new customers, Sound Advice focuses on direct mailings to its extensive customer database to promote repeat business. Direct mailings of catalogs or special invitations are made 8 to 12 times a year to those customers who are in Sound Advice's database. Sound Advice also uses radio advertising as a means to promote special sale events and promotions as well as to reach the younger segment of Sound Advice's targeted demographics. Sound Advice uses a four part marketing cycle each quarter. Each cycle includes (i) newspaper or insert advertisements that emphasize an unusual product, or products, to generate store traffic, (ii) a specific sales event, (iii) a direct mailing of special invitations for a private sale to select customers in its database and (iv) a catalog mailing to its customer database emphasizing new technologies and products. Each cycle is structured to drive incremental traffic to the store.

The following table shows Sound Advice's net advertising expense as a percentage of net sales for fiscal year ended June 30, 1997, the twelve month period ended January 31, 1998 and fiscal years ended January 31, 1999, 2000 and 2001. Net advertising expense represents gross advertising expense less market development funds, cooperative advertising and other promotional amounts received from vendors for incentive and promotional programs.

	Fiscal Year Ended June 30, 1997	Twelve Month Period Ended January 31, 1998	Fiscal Years Ended January 31,		
			1999	2000	2001
	(Dollars in Thousands)				
Net Advertising Expense	$4,086	$4,371	$3,640	$2,881	$2,221
Percentage of Net Sales	2.7%	2.9%	2.4%	1.6%	1.1%

Sound Advice has a website at www.wegivesoundadvice.com. Its website is designed to provide product information and support Sound Advice's advertising strategy. Sound Advice's website is not designed to enable, nor does Sound Advice plan to conduct, direct retailing through its website, as it believes that its products are best promoted in a demonstration based environment.

INFORMATION SYSTEMS

Sound Advice uses a third party point-of-sale management information system that runs on UNIX-based Hewlett-Packard computer hardware that can be upgraded to accommodate future growth. This system tracks sales, inventory, purchasing and other key information on a real time basis. Sound Advice uses the data generated by the system in order to:

- maintain and compile a customer information database reflecting products and services historically purchased and used by Sound Advice's customers, which enables it to more effectively direct advertising and product information to selected customers;

- monitor and analyze inventory levels, gross margin, product mix, and sales volume by categories, by sales personnel or on a per store basis;

- replenish inventory from its warehouse based on minimum and maximum Sound Advice levels established for each store and programmed into the system; and

- review and analyze the performance of each of its stores and sales personnel on a daily basis.

SUPPLIERS, PURCHASING AND DISTRIBUTION

Sound Advice has no long-term merchandise purchase contracts or commitments. Sound Advice acquires its products from approximately 150 manufacturers, five of which accounted for approximately 56% of Sound Advice's total product purchases during fiscal 2001. These five manufacturers were Mitsubishi, Panasonic, Pioneer, Sony and Yamaha. Sound Advice believes that competitive sources of supply would be available for most of its products in the event that one or more of its sources were no longer available. However, a loss of a primary source of supply would be likely to have an adverse impact on Sound Advice. To the extent that the unavailable source is for a product line for which Sound Advice is the primary distributor in Sound Advice's markets, Sound Advice may only be able to replace these products with products that are widely available in its markets.

Sound Advice's policy is to take advantage of cash or payment discounts offered by manufacturers. Sound Advice has also been able to obtain substantial levels of manufacturers' rebates based on volume buying levels and on occasion Sound Advice has been able to negotiate favorable terms on very large volume purchases. Since March 1986, Sound Advice has been a member of Progressive Retailers

Organization, Inc., a buying group comprised of 14 retailers of home entertainment and consumer electronic products located throughout the country, such as Tweeter and Ultimate Electronics. Membership in the Progressive Retailers Organization allows the members to combine their purchases in order to negotiate more favorable terms from vendors.

A substantial portion of the inventory Sound Advice purchases is shipped directly to its central distribution facility located in Deerfield Beach, Florida. Inventory is also shipped to and distributed from Sound Advice's support warehouses located in Tampa and Orlando, Florida, which service the West Coast Florida stores and Central Florida stores, and Scottsdale, Arizona which services the Scottsdale/Phoenix market stores. Each store receives shipments of inventory from the central distribution and support warehouse facilities at least two to three times a week, thereby enabling each store to maintain appropriate inventories of all products and to promptly replenish inventories of fast moving products. Sound Advice believes that its distribution system allows it to support a broad selection of merchandise within the stores, while minimizing store level inventory requirements. Inventory turn was approximately 3.4 times during fiscal 2001.

COMPETITION

Sound Advice's principal competitors are the small specialty stores throughout the State of Florida and the Scottsdale/Phoenix market. To a lesser extent, Sound Advice competes with local and regional specialty stores that Sound Advice the high-end market and larger national retailers, such as Best Buy and Circuit City, with whom Sound Advice has a limited product overlap. While competition from Internet-based retailers may increase in the future, Sound Advice believes that its products are best marketed in a demonstration oriented environment. Sound Advice believes that this, combined with its emphasis on in-home services, will keep Sound Advice from facing significant direct competition from the Internet. Lastly, many of the manufacturers whose products Sound Advice carries do not authorize the sale of their products on the Internet or, to the extent they authorize Internet sales, they establish minimum prices at which these products are to be offered. As such, the incentive for customers to purchase these products using the Internet is diminished.

EMPLOYEES

As of January 31, 2001, Sound Advice employed approximately 890 persons, of whom approximately 74% were commissioned employees, including sales associates, car stereo and mobile installers, custom and delivery installers and service department technicians. Substantially all of Sound Advice's employees are employed on a full-time basis. Sound Advice's employees are not unionized and Sound Advice has never experienced a strike or work stoppage. Sound Advice usually experiences some employee turnover particularly during the early term of their employment. Sound Advice believes that its employee relations are good.

INTELLECTUAL PROPERTY

Sound Advice has registered the "Sound Advice" name in the State of Florida and "Showcase Home Entertainment" in the state of Arizona but not with the United States Patent and Trademark Office. Sound Advice is not aware of any adverse claims regarding the use of the name "Sound Advice," or "Showcase Home Entertainment."

PROPERTIES

Sound Advice's 30 Florida stores are clustered in each of four geographic areas: the southeast coast of Florida (16 stores), the west coast of Florida (8 stores), central Florida (3 stores), north Florida (3 stores) and three Arizona stores which are located in the Scottsdale, Phoenix area. Most of Sound Advice's stores are between 15,000 and 17,000 gross square feet. Retail selling area represents the substantial square footage of each store, with the balance used for merchandise storage and car audio and accessory installation. The full size Sound Advice and Showcase Home Entertainment stores are generally located either in freestanding buildings or in multi-store shopping centers. Typically, these stores are close to regional malls or in shopping districts. Sound Advice locates Bang & Olufsen and Electronic Interior stores in upscale high traffic shopping malls. The following table sets forth specific data regarding each of the stores:

Region	Current Location	Year Opened	Approximate Total Square Footage	Lease Expiration with Options
FULL-SIZE STORES				
Southeast Coast of Florida	North Palm Beach	Nov. 1998	18,500	Nov. 2022
	Aventura	Nov. 1996	15,000	Nov. 2021
	Hollywood(1)	Nov. 1994	31,800(1)	Nov. 2019
	West Kendall	Aug. 1992	15,000	Mar. 2022
	Plantation	Nov. 1990	14,500	Nov. 2010
	Hialeah Gardens	Nov. 1990	20,800	Sept. 2010
	Boca Raton	Jan. 1990	18,000	Jan. 2015
	West Palm Beach	Nov. 1988	16,300	Nov. 2010
	Ft. Lauderdale	Nov. 1988	18,900	Aug. 2028
	South Kendall	Dec. 2000	15,700	Dec. 2025
	Coral Gables	Oct. 1974	13,300	Jan. 2002
West Coast of Florida	Tampa — Dale Mabry	Nov. 1999	15,000	Jan. 2025
	Naples	Nov. 1997	16,000	Mar. 2018
	Fort Myers	Nov. 1994	15,300	Nov. 2034
	Clearwater	May 1991	15,300	Apr. 2021
	Tampa — Fowler	Nov. 1989	17,200	Apr. 2014
	St. Petersburg	Sept. 1989	17,700	Sept. 2011
	Sarasota	May 1987	13,000	Apr. 2007
Central Florida	Orlando — Sand Lake	Nov. 1990	15,500	Nov. 2020
	Altamonte Springs	Sept. 1988	10,800	Aug. 2007
	Orlando — East Colonial	July 1988	15,400	Mar. 2013
North Florida	Tallahassee	Nov. 1998	15,000	Jan. 2014
	Jacksonville — Regency	Nov. 1991	15,000	Nov. 2021
	Jacksonville — Orange Park	Nov. 1991	16,240	Dec. 2021
ARIZONA	Chandler	Feb. 2000	12,000	Feb. 2020
	Scottsdale	Oct. 1997	14,000	Oct. 2017
BANG & OLUFSEN STORES	North Palm Beach	Oct. 2000	1,500	June 2010
	South Miami	Mar. 2000	1,300	Nov. 2009
	Naples	June 1999	1,100	Jan. 2009
	Boca Raton	Dec. 1998	1,800	May 2011
	Aventura	Feb. 1998	1,700	Feb. 2008
ELECTRONIC INTERIORS STORE	North Palm Beach	Oct. 2000	4,500	June 2010
THE GREAT INDOORS/HOME THEATER	Scottsdale	Nov. 1999	600	Dec. 2021

(1) Includes training facilities.

Generally, the full-size store leases provide for a base rental with cost of living adjustments or stipulated annual percentage increases or a combination thereof. The leases for the Bang & Olufsen and Electronic Interior stores provide for a base rental with cost of living adjustments or annual percentage increases and a percentage of sales upon attainment of a specified level of sales. In addition, the leases generally require Sound Advice to pay all or a portion of the real estate taxes and assessments, utilities, insurance and common area and interior maintenance and repairs.

Sound Advice's headquarters are located in a 53,850 square foot facility, which contains its executive offices, accounting, data processing, purchasing, advertising operations, service and repair center and custom and delivery for the South Florida region. The lease expires in June 2001 and includes two additional one-year options. Sound Advice is currently in negotiation for corporate and administrative offices for approximately 15,000 square feet in the Fort Lauderdale area. Sound Advice's 56,320 square foot central warehouse and distribution facility is located in Deerfield Beach, Florida, approximately 15 miles north of its corporate headquarters. The lease for this facility expires in May 2002. Sound Advice is currently in negotiations for a new warehouse facility to combine the warehouse service and delivery for the South Florida region into one facility. Sound Advice's warehouse and support facility for its Florida West Coast Stores, which Sound Advice relocated in Tampa, Florida, contains approximately 12,500 square feet. The lease for this facility expires in January 2003, exclusive of two five-year renewal options. Sound Advice also occupies a 10,000 square foot leased facility in Orlando, Florida, which is used as a regional warehouse and support facility.

LEGAL PROCEEDINGS

Sound Advice is, from time to time, involved in litigation relating to claims arising out of its operations in the normal course of business. These claims are generally covered by insurance. Sound Advice is not currently subject to any litigation, which singularly or in the aggregate could reasonably be expected to have a material adverse effect on its financial conditions or results of operations.

SOUND ADVICE'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion along with Sound Advice's financial statements and the related notes included in this joint proxy statement/prospectus. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions. Sound Advice's actual results, performance and achievements beyond fiscal 2001 may differ materially from those expressed in, or implied by, these forward-looking statements.

OVERVIEW

Sound Advice is a specialty retailer of high-end audio and visual entertainment products and integrated systems, many of which incorporate the most recent technology.

Sound Advice's merchandising is focused on high-end products in the core categories of audio, video and mobile electronics. This strategy has positioned Sound Advice to take advantage of the proliferation of products driven by the growth of digitally based technology. As a result of the cash flow generated from Sound Advice's operations, Sound Advice was able to begin a store expansion and relocation program and embrace a new store format in the Bang & Olufsen and Electronic Interiors stores. For the period from July 1997 to January 2001, Sound Advice spent over $15.9 million on capital expenditures, primarily for new stores and revitalization of existing stores. The expenditures were funded through internally generated funds and borrowings available under Sound Advice's revolving credit facility. Sound Advice currently operates 24 Sound Advice stores, five Bang & Olufsen stores, one Electronic Interiors/Bang & Olufsen store, two Showcase Home Entertainment stores and one home theater showroom located in the Sears Great Indoors store in Scottsdale.

RESULTS OF OPERATIONS

The following tables set forth, for the fiscal years ended January 31, 1999, 2000 and 2001, (i) certain items in Sound Advice's statements of operations expressed as a percentage of net sales and (ii) the percentage change in dollar amounts of these items as compared to the indicated period in the prior year.

| | Percentage of Net Sales | | | Period-to-Period Percent Change | |
| | Fiscal Years Ended January 31, | | | Fiscal Years Ended January 31, | |
	1999	2000	2001	1999 Compared to 2000	2000 Compared to 2001
Net sales	100.0%	100.0%	100.0%	16.6%	11.9%
Cost of goods sold	65.0	64.9	64.4	16.3	11.0
Gross profit	35.0	35.1	35.6	17.0	13.4
Selling, general and administrative expenses	32.8	31.3	30.8	11.3	10.0
Income from operations	2.2	3.8	4.8	103.2	40.9
Other income (expenses):					
Interest expense	(.9)	(.8)	(1.0)	(3.5)	44.0
Other expenses, net	*	*	.1	*	**
Income before taxes (benefit)	1.3	3.0	3.9	163.2	46.6
Net income (loss)	(0.5)%	3.7%	2.4%	823.1%	(27.8)%

* Negligible

** Not meaningful

Fiscal 2001 Compared to Fiscal 2000

Net sales for fiscal 2001 were approximately $198,364,000, an increase of $21,016,000, or 11.9% over the prior fiscal year. The increase in sales is primarily attributable to an increase in same store sales as well as the opening in February 2000 of one additional Bang & Olufsen store and the acquisition of Showcase Home Entertainment. Sales increased in the core categories of audio, video, and mobile electronics and were partially offset by a decrease in sales of personal electronics, which Sound Advice has de-emphasized in its product mix. Comparable store sales increased 7.1% during fiscal 2001.

Gross profit represents net sales less cost of goods sold. Cost of goods sold includes the cost of merchandise net of vendor rebates and discounts and allowances for product shrinkage and obsolescence. Sound Advice's gross profit was approximately $70,619,000, an increase of $8,327,000, or 13.4%, in fiscal 2001 over the prior fiscal year. The increase in gross profit is directly related to Sound Advice's increase in sales resulting from increased demand for custom labor, home theater systems, digital audio and video equipment, along with a sales mix of higher margin products. Sound Advice's gross margin percentage was 35.6% in fiscal 2001 compared to 35.1% in fiscal 2000.

Selling, general and administrative expenses, which we refer to as SG&A, includes costs related to sales commissions, salaries, advertising, warehouse and distribution, corporate expenses, store operations, including rent and utilities, and depreciation. SG&A expenses for fiscal 2001 were approximately $61,061,000, an increase of $5,551,000, or 10.0%, over the prior fiscal year. This increase in SG&A expenses was due to increased sales commissions, which are based on the gross profit of products and services sold, increased costs associated with new stores opened in fiscal 2001, and an increase due to the acquisition of Showcase Home Entertainment, net of reduction in advertising costs. SG&A expenses as a percentage of net sales decreased to 30.8% in fiscal 2001 from 31.3% in the prior fiscal year. The decrease was partially attributable to a lower rate of growth in SG&A expenses due to some fixed expenses, during a period of increased sales from existing and new stores.

Income from operations in fiscal 2001 was $9,558,000, an increase of $2,776,000, or 40.9%, over the prior fiscal year. Income from operations as a percentage of net sales increased to 4.8% in fiscal 2001 from 3.8% in fiscal 2000.

Interest expense for fiscal 2001 was $1,968,000, an increase of $602,000 from the prior fiscal year. The increase in interest expense is primarily reflective of a increased level of borrowings net of a decrease in the effective interest rate, in relation to the prior fiscal year.

Other income and expense in 2001 includes a $561,000 charge for the termination of a proposed secondary offering and $695,000 of income from the settlement of certain litigation.

In fiscal 2001, Sound Advice recorded net tax expense of $3,075,000, its effective tax rate was approximately 39.5% in fiscal 2001.

Net income for fiscal 2001 was approximately $4,709,000, or $1.23 per share basic and $1.08 per share diluted, as compared to a net income of approximately $6,526,000, or $1.74 per share basic and $1.55 per share diluted, in fiscal 2000. The reduction in net income for fiscal 2001 was primarily a result of income tax expense in fiscal 2001 as compared to an income tax benefit in fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

Net sales for fiscal 2000 were approximately $177,349,000, an increase of $25,225,000 or 16.6% over the prior year. The increase in sales was primarily attributable to an increase in same store sales along with a full year's operation of the two new full-size stores and two Bang & Olufsen stores opened in the prior fiscal year and one additional Bang & Olufsen store acquired in June 1999. Sales increased in the core categories of audio, video, and mobile electronics and were partially offset by a decrease in sales of cellular phones, which have been de-emphasized in Sound Advice's product mix. Comparable store sales increased 13.1% for fiscal 2000 as compared to the prior fiscal year.

Sound Advice's gross profit was approximately $62,292,000, an increase of $9,061,000, or 17.0%, in fiscal 2000 over the prior year. The increase in gross profit was directly related to Sound Advice's increase in sales resulting from increased demand for custom labor, home theater systems, digital audio and video equipment, along with a sales mix of higher margin products. Sound Advice's gross margin percentage was 35.1% in fiscal 2000 compared to 35.0% in fiscal 1999.

SG&A expenses for fiscal 2000 were approximately $55,510,000, an increase of $5,617,000, or 11.3%, over the prior year. The reasons for the increase in SG&A expenses were due to increased sales commissions, which are based on the gross profit of products and services sold, increased operating costs associated with new stores opened in late fiscal 1999 and in fiscal 2000, partially offset by a reduction in advertising costs. SG&A as a percentage of net sales decreased to 31.3% in fiscal 2000 from 32.8% in the prior year. The decrease was partially attributable to the rate at which SG&A expenses, based on sales or gross margin, increase in relation to fixed expenses, during a period of increased comparable store sales and new store sales.

Income from operations in fiscal 2000 was $6,782,000, an increase of $3,444,000, or 103.2%, over the prior fiscal year. Income from operations as a percentage of net sales increased to 3.8% in fiscal 2000 from 2.2% in fiscal 1999.

Interest expense for fiscal 2000 was $1,367,000, a reduction of $50,000 from the prior year. The reduction in interest expense was primarily reflective of a decreased level of borrowings net of an increase in the effective interest rate in relation to the comparable periods in the prior fiscal year.

In fiscal 2000, Sound Advice recorded a net tax benefit of $1,218,000, which included a provision for income taxes payable based on pretax operating income, net of a reduction in the valuation reserve on deferred tax assets of $3,259,000. The valuation reserve was reduced because of Sound Advice's return to sustained profitability and customer acceptance of new technology. The increase in the valuation reserve in the earlier periods resulted in an increase in the effective tax rate as a percent of pretax operating income. At January 31, 2000, there was no valuation allowance for deferred tax assets.

Net income for fiscal 2000 was approximately $6,526,000, or $1.74 per share basic and $1.55 per share diluted, as compared to a net income of approximately $707,000, or $.19 per share basic and $.18 per share diluted, in fiscal 1999. The improvement in net income for fiscal 2000 was primarily a result of increased gross profit resulting from increased same store sales, additional stores and the reduction of the valuation reserve for deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Historically, Sound Advice's primary sources of capital for working capital, expansion and growth have been its revolving line of credit, net cash from operations and vendor credit. Sound Advice's primary cash requirements are for new store openings, relocations and upgrades of existing stores, acquisitions, as well as working capital to support its inventory requirements and SG&A expenses.

In fiscal 2001, net cash provided by operating activities was approximately $909,000 resulting primarily from cash flows from net income of $4,709,000, which was reduced by increases in inventory of $7,826,000 and receivables of $1,210,000 and was increased by the increase in accrued liabilities of $1,331,000. In connection with Sound Advice's store expansion program, $5,076,000 of capital expenditures were incurred with an additional expenditure of $4,634,000 for the acquisition of Showcase Home Entertainment and were funded from increased borrowings, $909,000 in net cash flows generated from operations and proceeds from the sale of assets. Sound Advice had working capital of approximately $8,256,000 as of January 31, 2001, a decrease from approximately $13,020,000 from January 31, 2000. The decrease in working capital resulted primarily from increases in short term borrowings, accounts payable and accrued liabilities which were partly offset by increases in inventories and receivables.

Sound Advice's revolving credit facility was scheduled to expire on July 31, 2001 and was amended on April 19, 2001 to expire on July 31, 2004. The terms of the amended facility allow Sound Advice to borrow, repay, and reborrow up to $40,000,000 based upon a borrowing base equal to the lesser of 70% of eligible inventory, as defined, at cost, or 55% of eligible inventory at retail selling price. The availability under the facility is reduced by outstanding letters of credit. The amended revolving credit facility bears interest on the outstanding balance at prime rate plus .5% and allows for a LIBOR pricing option for one, two, three or six month periods at 1.75% over the corresponding LIBOR rate for the respective period. Sound Advice pays a monthly fee based upon the unused portion of the commitment which varies based upon the average outstanding loan balance at .375% per annum. Sound Advice incurred a renewal and amendment fee of $100,000. Sound Advice is in compliance with all of its loan covenants.

The amended revolving credit facility contains various affirmative and negative covenants including those requiring Sound Advice to maintain a quarterly calculation of minimum EBITDA based on trailing 12 months performance. The revolving credit facility limits the incurrence of additional debt, capital expenditures, acquisitions and investments and prohibits cash dividends.

Borrowings under the revolving credit facility are collateralized by Sound Advice's assets, including its cash depository accounts, trade receivables, inventory, some fixed assets and intangible assets.

The interest rate under Sound Advice's revolving credit facility ranged between 8.03% and 10.25% during fiscal 2001. The 8.03% rate is a result of the LIBOR pricing option included as part of the revolving credit facility. As of January 31, 2001, the outstanding borrowings under Sound Advice's revolving credit facility were approximately $18,141,000. The increase of approximately $10,830,000 in outstanding borrowings in fiscal 2001 is primarily attributable to capital expenditures and the acquisition of Showcase Home Entertainment.

In December 1999, Sound Advice entered into a three year $5,000,000 term loan agreement. Under the terms of the agreement, principal and interest is payable in monthly installments at an effective interest rate of 9.96%. Proceeds from the term loan financing were used to repay borrowings under the revolving credit facility. The term loan is collateralized by the majority of Sound Advice fixed assets.

The term loan agreement contains various affirmative and negative covenants including those requiring Sound Advice to maintain a quarterly ratio of current assets to current liabilities of not less than 1.0 to 1.0 and working capital at the end of each quarter of at least $2,000,000. In addition, cumulative net losses after October 1, 1997 may not exceed $4,000,000 and, until January 31, 2001, Sound Advice was required to maintain a minimum interest coverage ratio as defined of no less than 3.50 to 1.00.

Sound Advice currently believes that funds from its operations and borrowings available under its revolving credit facility and vendor credit programs will be sufficient to satisfy its currently projected operating cash requirements, and its store expansion and relocation plans during fiscal 2002. However, in order to continue store expansions and upgrades beyond 2002 or to pursue acquisitions as a part of its expansion strategy, Sound Advice may need to seek additional sources of debt or equity financing.

SEASONALITY AND QUARTERLY RESULTS

Historically, Sound Advice's business has been subject to seasonal variations, with greater sales and profits being realized during the year-end holiday season. One of the goals of Sound Advice's current marketing strategy is to minimize seasonal fluctuations by increasing its promotional activity during the remainder of the year. These promotions are made by advertising through newspapers, radio, catalogs, and direct mail, and include vendor specific promotional sales in selected months. In addition to traditional consumer demand cycles, Sound Advice's results of operations fluctuate based on a number of factors including the timing of new store openings, relocations, changes in volume-related rebates from manufacturers, merchandising costs, price changes or unfavorable local, regional or national economic developments that result in reduced consumer spending.

	April 30, 1999	July 31, 1999	October 31, 1999	January 31, 2000	April 30, 2000	July 31, 2000	October 31, 2000	January 31, 2001
				(Dollars in thousands)				
Net sales	$38,468	$40,684	$39,263	$58,934	$42,676	$41,815	$44,616	$69,257
Gross profit	13,588	13,965	14,074	20,665	15,077	14,906	16,436	24,200
Income from operations	961	1,227	1,266	3,328	1,515	1,586	2,040	4,417
Income before income taxes (benefit)	621	881	958	2,848	1,108	1,130	997	4,549

INFLATION

Sound Advice believes, because of competition among manufacturers and technological changes in the consumer electronics industry, inflation has not had a significant effect on results of its operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB interpretation ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation," which clarifies the application of APB Opinion No. 25 for certain issues. The interpretation was effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN 44 did not have an impact on Sound Advice's consolidated financial position, results of operations or cash flows.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133" which amended SFAS 133 to change the effective date to fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. Sound Advice adopted SFAS 133 on February 1, 2001; adoption of SFAS No. 133 did not have an impact on Sound Advice's consolidated financial position, results of operations or cash flows.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101) and amended it in March and June 2000. Sound Advice adopted the provisions of SAB 101 in the fourth quarter of fiscal 2001. Adoption of SAB 101 did not have an impact on Sound Advice's consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sound Advice's exposure to market risk for changes in interest rates is limited to its outstanding revolving credit borrowings. Based on its outstanding revolving credit borrowings at the end of fiscal 2001, a one percent change in the average effective interest rate would have an effect on income before income taxes of approximately $181,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SOUND ADVICE

The following table sets forth certain information regarding the beneficial ownership of Sound Advice common stock, as of May 15, 2001, by (i) each person who is known by Sound Advice to own beneficially more than 5% of Sound Advice common stock; (ii) each of the Sound Advice directors who own shares of Sound Advice common stock; (iii) Sound Advice's Chief Executive Officer and executive officers other than the Chief Executive Officer; and (iv) all of the directors and executive officers as a group. Except as noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number	Percentage
Peter Beshouri(1)	576,087.9(2)(3)(4)	13.40%(2)(3)(4)
Michael Blumberg(1)	484,938.0(2)(3)(4)	11.51%(2)(3)(4)
Tweeter Home Entertainment Group, Inc.(6)	349,500.0(6)	8.6%(6)
Dimensional Fund Advisors Inc.(5)(7)	215,947.0(7)	5.30%(7)
Kenneth L. Danielson(1)	245,001.2(3)(4)	5.79%(3)(4)
Joseph Piccirilli(1)	210,467.5(2)	5.17%(2)
Christopher O'Neil(1)	185,390.8(3)(4)	4.39%(3)(4)
Gregory Sturgis(1)	155,467.5(2)	3.82%(2)
William F. Hagerty, IV(8)	57,600.0(4)	1.41%(4)
G. Kay Griffith(9)	46,000.0(4)	1.12%(4)
Herbert A. Leeds(10)	5,000.0(4)	*(4)
All directors and executive officers as a group (seven persons including certain of those listed above)(2)(3)(4)	1,600,017.9	33.33%

 * Represents less than 1%.

 (1) The address of each person is care of Sound Advice, Inc., 1901 Tigertail Boulevard, Dania Beach, Florida 33004.

 (2) See "Right of First Refusal and Voting Trust Agreement" herein below.

 (3) Includes the person's or members' of a group vested interest (if any) in shares of Sound Advice common stock resulting from the person's or members' participation in the Sound Advice ESOP based upon the latest available annual report of the ESOP for the fiscal year ended June 30, 1999. Based on the annual report, Mr. Beshouri had 620.448 vested shares, Mr. Blumberg had 620.452 vested shares, Mr. Danielson had 1.205 vested shares and Mr. O'Neil had 390.811 vested shares, and all current directors and executive officers as a group had 1,632.916 vested shares.

 (4) Includes (as applicable) immediately exercisable stock options held by: (i) Mr. Beshouri for 30,000 shares of common stock at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 60,000 shares at an exercise price of $8.00 per share and for 60,000 shares at an exercise price of $5.00 per share; (ii) Mr. Blumberg for 15,000 shares of common stock at an exercise price of $1.69 per share, 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (iii) Mr. Danielson for 35,000 shares at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (iv) Mr. O'Neil for 26,000 shares at an exercise price of $1.69 per share, for 75,000 shares at an exercise price of $1.89 per share, for 24,000 shares at an exercise price of $8.00 per share and for 24,000 shares at an exercise price of $5.00 per share; (v) Mr. Hagerty for 5,000 shares at an exercise price of $5.00 per share; (vi) Ms. Griffith for 40,000 shares of common stock at an exercise price of $1.89 per share and for 5,000 shares at an exercise price of $5.00 per share and (vii) Mr. Leeds for 5,000 shares at an exercise price of $5.00 per share.

(5) The information set forth herein with respect to each the person(s) is based solely upon a Schedule 13G (and any amendments thereto) filed with the SEC by the person(s) with respect to the calendar year ended December 31, 2000 and, accordingly, may not reflect their respective holdings as of the date of this report.

(6) Tweeter Home Entertainment Group, Inc., 10 Pequot Way, Canton, MA 02021. Tweeter, a specialty retailer of mid to high-end audio and video consumer electronics products, is deemed to be the beneficial owner of 349,500 shares of common stock. This number includes 10,000 shares of common stock held by Samuel and Carolina Bloomberg and 30,000 shares of common stock held by the Samuel Bloomberg Family Trusts from the benefit of Mr. Bloomberg's children. Samuel Bloomberg is the Chairman of the Board of Tweeter. Tweeter has sole dispositive power to vote and dispose of 309,500 shares of common stock. Samuel and Carolina Bloomberg have shared power to vote and dispose of 10,000 shares of common stock. Mr. Bloomberg disclaims beneficial ownership of the shares of common stock holder by the Samuel Bloomberg Family Trusts.

(7) Dimensional Fund Advisors Inc. ("Dimensional"), 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401, which is a registered investment advisor, is deemed to have beneficial ownership of 215,947 shares of common stock, with respect to which shares it has sole voting power and sole dispositive power. Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts (these investment companies and investment vehicles are referred to as the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the securities of the issuer that are owned by the Portfolios. All securities reported in this schedule are owned by the Portfolios, and Dimensional disclaims beneficial ownership of all the shares.

(8) The address of William F. Hagerty, IV is 720 East Main Street, Gallatin, Tennessee 37066. Mr. Hagerty is deemed the beneficial owner of 42,600 shares of common stock as a result of having shared voting and investment power over these shares.

(9) The address of G. Kay Griffith is 1902 East Lake View Avenue, Pensacola, Florida 32503.

(10) The address of Herbert A. Leeds is 1110 Brickell Avenue, Suite 508, Miami, Florida 33131.

RIGHT OF FIRST REFUSAL AND VOTING TRUST AGREEMENT

On June 30, 1986, Sound Advice's principal shareholders at that time, Peter Beshouri, Michael Blumberg, Joseph Piccirilli and Gregory Sturgis, entered into a right of first refusal and voting trust agreement. The voting trust under the agreement expired on June 30, 1996. Pursuant to the agreement, each principal shareholder, for himself and on behalf of his heirs, beneficiaries, legal representatives and permitted assigns, has agreed not to sell, transfer, assign, pledge, encumber or otherwise dispose of any of his shares of common stock except (a) by will or the laws of intestate succession, (b) to a trust in which the principal shareholder or his immediate family are the sole beneficiaries, (c) with the written consent of all of the other principal shareholders or (d) pursuant to the right of first refusal granted to the other principal shareholders. Under the right of first refusal, in the event a principal shareholder or his heirs, beneficiaries, legal representatives or permitted assigns desires to sell any shares of common stock pursuant to a bona fide offer or otherwise, the other principal shareholders shall have the right and option to purchase the shares at a price equal to the bona fide offer price per share, if any, or the average of the closing bid and ask prices on the Nasdaq National Market for Sound Advice common stock over the four full weeks preceding the date the notice of intent to sell is given. On June 11, 2001, Messrs. Beshouri, Blumberg, Piccirilli and Sturgis entered into an agreement terminating the right of first refusal.

OTHER TWEETER PROPOSALS

Election of Director

Tweeter's bylaws provide for a board of directors consisting of such number of directors as may be fixed from time to time by the board. The board is divided into three classes, with each class holding office for a term of three years and the term of office of one class expiring each year. The board has fixed the number of directors to constitute the full board at seven, two whose terms expire at the 2002 annual meeting of stockholders, two whose terms expire at the 2003 annual meeting of stockholders, and three whose terms expire at the 2004 annual meeting of stockholders. The board has nominated Peter Beshouri, president and chief executive officer of Sound Advice, for election, effective upon the closing of the merger, to the class of directors whose term will expire in 2004.

The persons named as proxies in the proxy card will vote the shares represented by your proxy for the election of Peter Beshouri as a director, effective upon the closing of the merger, unless your proxy card specifies otherwise. If Peter Beshouri should, for any reason not now anticipated, not be available to serve as a director, the persons named as proxies will vote the shares for such other candidate as may be designated by the board, unless the board reduces the number of directors constituting the full board in order to eliminate the vacancy. The Board has no reason to believe that Peter Beshouri will be unable to serve if elected.

The table below sets forth certain information with respect to the nominee for election to the Tweeter board of directors, those directors whose terms of office will continue after the special meeting and Tweeter's executive officers.

Name and Age	Principal Occupation, Business Experience and Other Business Affiliations (including directorships of other public companies)	First Elected Director	Expiration of Current or Proposed Term of Office
Peter Beshouri, 46	Nominee to be a Director of Tweeter. Mr. Beshouri has been an employee of Sound Advice since 1974, has served as Chairman of the Board and Chief Executive Officer of Sound Advice since August 1982. Prior thereto, he was the general sales manager of Sound Advice, as well as having served as a showroom manager and district manager. He was elected President of Sound Advice in May 1985. Mr. Beshouri currently serves as a director of Progressive Retailers Organization, Inc., a buying group comprised of approximately 14 retailers (including Sound Advice) of home entertainment and consumer electronic products located throughout the country. In August 1995, Mr. Beshouri, together with Sound Advice and a former chief financial officer of Sound Advice, voluntarily agreed with the Securities and Exchange Commission, without admitting or denying any wrongdoing,	2001	2004

Name and Age	Principal Occupation, Business Experience and Other Business Affiliations (including directorships of other public companies)	First Elected Director	Expiration of Current or Proposed Term of Office
	to the entry of a cease and desist order by the SEC concerning Sound Advice's Form 10-K for fiscal year 1991 and Forms 10-Q for the quarters ended September 30 and December 31, 1991, which the Securities and Exchange Commission found in such order had been materially misstated. The cease and desist order with respect to Mr. Beshouri related to his supervisory responsibility in connection with Sound Advice violating certain provisions of the securities laws that require public companies to keep accurate books and records, to maintain appropriate internal accounting controls and to file accurate annual and quarterly reports. No censure, fine or penalty was imposed by the Securities and Exchange Commission on Mr. Beshouri.		
Samuel Bloomberg, 49	Director, Chairman of the Board of Tweeter. Mr. Bloomberg has served as Chairman of the Board since 1986 and the Chief Executive Officer from 1983 until 2000. Mr. Bloomberg is a co-founder of Tweeter. Mr. Bloomberg and Jeffrey Bloomberg are brothers.	1972	2003
Jeffrey Stone, 44	Director, President and Chief Executive Officer of Tweeter. Mr. Stone has served as the President and Chief Executive Officer of Tweeter since January 2000 and Chief Operating Officer from 1990 to 2000. From 1987 to 1990 Mr. Stone served as the Executive Vice President of Bread & Circus, a specialty natural foods supermarket chain, and from 1983 to 1987 served as Vice President of Human Resources and Training for Scandinavian Design, a specialty furniture retailer. Mr. Stone is also a Director of PRO, the buying group of specialty consumer electronic retailers of which Tweeter is a member.	1990	2004
Jeffrey Bloomberg, 54	Director of Tweeter. From 1994 to the present, Mr. Bloomberg has served as	1989	2004

114

Name and Age	Principal Occupation, Business Experience and Other Business Affiliations (including directorships of other public companies)	First Elected Director	Expiration of Current or Proposed Term of Office
	the President of Bloomberg Associates, Inc., an investment banking company. From 1985 to 1993, Mr. Bloomberg served as a Managing Director at Bear Stearns & Co., Inc., specializing in corporate finance and mergers and acquisitions. Mr. Bloomberg and Samuel Bloomberg are brothers.		
Matthew Bronfman, 41 (1)(2)	Director of Tweeter. Mr. Bronfman founded, and from 1994 to the present has served as Chairman and Chief Executive Officer of, Perfumes Isabel, a fragrance and gift company. In 1990, Mr. Bronfman served as Director, and from 1991 to 1994 Mr. Bronfman served as Chairman and Chief Executive Officer, of Sterling Cellular Holdings, LP, a privately-held cellular telephone company.	1989	2002
Michael Cronin, 46 (1)(2)	Director of Tweeter. From 1991 to the present Mr. Cronin has served as Managing Partner of Weston Presidio Offshore Capital C.V. Mr. Cronin also serves as a Director of Tekni-plex, Inc. and Casella Waste Systems, Inc.	1995	2003
Steven S. Fischman, 58	Director of Tweeter. Since 1992, Mr. Fischman has been the President of New England Development (NED), a regional mall developer based in New England. From 1996 to August 1999, Mr. Fischman also served as a Managing Director of the General Partner of WellsPark Group Limited Partnership, a mall management company formed by NED and an unrelated partner. Prior to joining NED, Mr. Fischman was a Director and shareholder in the Boston law firm of Goulston & Storrs, P.C., Tweeter's legal counsel. Mr. Fischman is also Chairman of the Board of Trustees of Newton-Wellesley Hospital.	1998	2002
Joseph McGuire, 40	Mr. McGuire has served as Tweeter's Vice President, Chief Financial Officer since May 1996. Prior to joining		

Name and Age	Principal Occupation, Business Experience and Other Business Affiliations (including directorships of other public companies)	First Elected Director	Expiration of Current or Proposed Term of Office
	Tweeter, Mr. McGuire was the Chief Financial Officer of Bryn Mawr Radio & Television Centre, Inc. from 1987 to 1996.		

(1) Member of the audit committee.

(2) Member of the compensation committee.

Peter Beshouri has an employment agreement with Sound Advice that provides him with a severance package equal to three times his base salary plus three times his most recent annual bonus. These severance benefits are triggered if, among other things, such officer gives Sound Advice notice that he is terminating employment upon a change of control, provided that he continues to be employed by Sound Advice until the effective date of such change of control. If Mr. Beshouri were to terminate his employment in connection with the merger pursuant to his agreement, he would be entitled to a severance payment of $3,000,000.

Tweeter has negotiated a new employment arrangement with Mr. Beshouri to induce him to remain with Sound Advice following the merger. Under this new arrangement, Mr. Beshouri has agreed to relinquish the severance payment potentially due under his existing agreement with Sound Advice in consideration of Tweeter's making a payment of $1,000,000 to Mr. Beshouri in connection with the merger.

The employment agreement Tweeter will enter into with Mr. Beshouri is for a period of two years. The employment agreement provides that Mr. Beshouri will receive a salary of $400,000 per year and a signing bonus of $100,000. Mr. Beshouri has the opportunity to participate in Tweeter's bonus and incentive plans. Mr. Beshouri also is eligible to receive annual bonuses, in the sole and absolute discretion of Tweeter. In addition, Mr. Beshouri will be granted options to purchase an aggregate of 30,000 shares of Tweeter common stock pursuant to Tweeter's 1998 Stock Option and Incentive Plan. If Mr. Beshouri is a director of Tweeter when he is not an employee, he will be eligible for any option grants made to Tweeter's non-employee directors.

The employment agreement provides for continued employment until termination by either party. Tweeter, however, may terminate the employment agreement with or without cause at any time. If Mr. Beshouri's employment is terminated by Tweeter without cause or he terminates his employment for good reason, Tweeter is obligated to continue to pay Mr. Beshouri an amount equal to his salary to the second anniversary of his employment agreement.

Tweeter has also agreed to pay $1,900,000 to Mr. Beshouri as consideration for entering into a new noncompetition agreement with Tweeter.

116

GENERAL INFORMATION RELATING TO
THE BOARD OF DIRECTORS

The Board of Directors

The Tweeter board of directors held seven meetings in the fiscal year ended September 30, 2000. No member of the board of directors attended less than 80% of the total number of meetings of the board and committees thereof upon which he served during the fiscal year ended September 30, 2000.

Committees of the Board of Directors

The Tweeter board of directors has an audit committee, consisting of Michael Cronin, Matthew Bronfman and Steven Fischman (who was added to the audit committee on April 17, 2001), which makes recommendations concerning the engagement of independent public accountants, reviews the plans for and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants and reviews the adequacy of Tweeter's internal accounting controls. The audit committee held four meetings during the fiscal year ended September 30, 2000. The audit committee recommended Tweeter's selection of Deloitte & Touche LLP to serve as Tweeter's auditors for the fiscal year ended September 30, 2001.

The compensation committee of the Tweeter board of directors establishes and implements compensation policies and programs for Tweeter's executive officers and exercises all powers of the Tweeter board of directors in connection with Tweeter's incentive compensation and benefit plans. The compensation committee of the board consists of Matthew Bronfman and Michael Cronin. The compensation committee held two meetings during the fiscal year ended September 30, 2000.

Tweeter had no nominating committees of the board of directors or committees performing similar functions during the year ended September 30, 2000.

Compensation of Directors

Tweeter currently pays each director $1,875 per quarter, provided such director attends the meetings of the directors scheduled for such quarter. All directors are reimbursed for reasonable expenses incurred in attending meetings. Under current director compensation arrangements, upon each subsequent election or re-election, each director who is not also an employee or affiliate of Tweeter is granted options under Tweeter's 1998 Stock Option and Incentive Plan exercisable for the purchase of 3,500 shares of common stock, with an exercise price equal to the fair market value of the common stock at the date of grant. Such options vest upon grant. A sitting director will receive annual grants of 3,500 shares each year of his or her term, with an exercise price equal to the fair market value of the common stock on the date of the grant. These options vest upon grant.

Board of Directors Recommendation

TWEETER'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE BOARD'S NOMINEE, PETER BESHOURI, EFFECTIVE UPON THE CLOSING OF THE MERGER. A PLURALITY OF THE VOTES CAST IN PERSON OR BY PROXY AT THE SPECIAL MEETING IS REQUIRED TO ELECT PETER BESHOURI AS DIRECTOR.

Approval of Tweeter's 1998 Stock Option and Incentive Plan

Tweeter stockholders are being asked to approve Tweeter's 1998 Stock Option and Incentive Plan in order to maintain the plan's eligibility for exemption from the limits on deductibility set forth in Section 162(m) of the Internal Revenue Code of 1986. Section 162(m) generally limits the deductibility for federal income tax purposes of annual compensation to an employee of more than $1 million in the aggregate, but exempts from the calculation of such compensation performance based option plans that have been approved by the paying company's stockholders. In the case of a company such as Tweeter, whose stockholders approved the plan while it was privately held, stockholder approval must be obtained again, by no later than the first meeting of stockholders at which directors are elected after the third calendar year following the initial public offering. In order to ensure that option grants made under Tweeter's 1998 Stock Option Plan are not included in Section 162(m)'s limit on deductibility, Tweeter's board of directors is asking stockholders to re-approve the plan. For a summary of the plan, see the discussion below under the heading "Approval of Amendment of Tweeter's 1998 Stock Option Plan."

Vote Required. The affirmative vote of a majority of the outstanding voting shares of Tweeter present or represented the and entitled to vote at the meeting is required for approval of the plan.

TWEETER'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF TWEETER'S 1998 STOCK OPTION AND INCENTIVE PLAN.

Approval of Amendment of Tweeter's 1998 Stock Option and Incentive Plan

Tweeter stockholders are also being asked to approve an amendment to increase the number of shares available for issuance under the plan. The only change to the plan is as follows:

Section 3(a) of the plan is amended and restated in its entirety to read as follows:

"STOCK ISSUABLE. The maximum number of shares of Stock reserved and available for issuance under the Plan initially shall be 1,458,217 and as of May 31, 2001 shall be 3,681,084 shares of Stock. In addition, (a) the number of shares of Stock reserved and available for issuance under the Plan will be increased each year after 2001 by a number of shares of Stock not to exceed 300,000 shares, (b) as Awards consisting of Stock Options are exercised, the shares of Stock underlying such previously outstanding portion of the Award shall be added back to the Shares available for issuance under the Plan; however, this amount shall not exceed 100,000 shares of Stock in any given year, and (c) if any portion of an Award is forfeited, cancelled, or reacquired by the Company, satisfied without the issuance of Stock or otherwise terminated, the shares of Stock underlying such portion of the Award shall be added back to the shares of Stock available for issuance under the Plan. Subject to such overall limitation, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; PROVIDED, however, that an individual recipient can receive Stock Options with respect to no more than 625,000 shares of Stock during any one calendar year. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company."

Tweeter's board of directors approved the amendment of the plan on May 31, 2001. The following is a summary of the principal features of the plan, as amended, a copy of which is attached hereto as Appendix G for filing purposes, pursuant to Rule 14a-101 under the Securities Exchange Act of 1934, but will not be mailed to stockholders with this joint proxy statement/prospectus.

Tweeter originally adopted the plan on June 1, 1998 to provide incentives to attract and retain the services of key individuals essential to its long-term growth and financial success. Officers, employees, non-employee directors and other key personnel of Tweeter and its subsidiaries are eligible to receive awards under the plan. The plan provides for the following types of awards: stock options (both incentive and non-qualified), restricted stock grants, stock appreciation rights, dividend equivalent rights, common stock in lieu of certain cash compensation, performance shares and performance unit awards. The plan will expire on June 1, 2003. Awards made thereunder and outstanding at the expiration date will survive in accordance with their terms.

The plan is administered by a committee of Tweeter's board of directors, the compensation committee (hereinafter, the "Plan Administrator"). Subject to the provisions of the plan, the Plan Administrator possesses wide discretion with respect to carrying out is duties as plan administer, including determining the individuals to whom grants will be made, the type and timing of the awards to be granted, the vesting schedules of such awards and other terms and conditions relating the grant of an award. Under the plan,

Tweeter's chief executive officer and/or the president (provided such officer is also a member of the company's board of directors) may grant limited numbers of awards to certain employees.

The aggregate number of shares of Tweeter common stock issuable under the plan is 3,681,084. The Plan provides for an automatic increase in the foregoing number of shares each year after 2001 of not more than 300,000 shares of Tweeter common stock. In the original plan, the above share amounts, along with the individual share limits contained in the original plan, were expressed in percentages of total Tweeter shares outstanding. In the plan (as amended), the share amounts are expressed as a stated number of shares. Also, in the plan (as amended), the aggregate number of shares of Tweeter common stock issuable under the plan has been increased from 2,481,084 (based on a percentage of total Tweeter shares outstanding) to 3,681,084. The increase will be used in part to issue stock options to Sound Advice optionholders in connection with the merger.

As awards consisting of stock options are exercised, the number of shares represented by such previously outstanding options will again become available for issuance under the plan up to a maximum of 100,000 shares of Tweeter common stock annually. If any portion of an award is forfeited, canceled, reacquired by Tweeter or otherwise terminated, the shares of Tweeter common stock underlying such portion of the award shall be added back to the shares of Tweeter common stock available for issuance under the plan.

Stock Option Awards to Employees and Key Personnel

Employees and key personnel of Tweeter or any of its subsidiaries are eligible to receive stock options. Such options granted by the compensation committee may be "incentive" stock options or "non-qualified" stock options. Tweeter has granted both incentive and non-qualified stock options under the plan.

If the holder of an incentive stock option exercises the option and holds the shares of common stock he or she receives for the holding periods required by the Code, the exercise of the incentive stock option does cause taxable income to be recognized by the holder (although it may result in liability for payment of alternative minimum tax). Tweeter is therefore not entitled to a corresponding tax deduction. By contrast, if the holder of a non-qualified stock option exercises the option, the holder will be required to recognize taxable income on the date of exercise equal to the difference between the fair market value of the shares acquired by exercising the option and the exercise price of the option. Tweeter is then entitled to a corresponding tax deduction.

The incentive stock options granted under the plan are designed to meet the requirements of the Code, including the requirement that the exercise price be at least 100% of the fair market value of Tweeter's common stock on the date the option is granted and that the option have a term no longer than ten years. No person who owns, directly or indirectly, more than 10% of the total combined voting power of Tweeter's common stock may receive incentive stock options unless the exercise price is at least 110% of the fair market value of Tweeter's common stock on the grant date and the term is no longer than five years. Options granted under the plan are not transferable by the optionee, other than by will or by the laws of descent and distribution, except that an optionee may transfer, without consideration for the transfer, his non-qualified stock options to members of his family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners.

As of May 25, 2001, options to purchase 1,723,261 shares of common stock were outstanding under the plan. The weighted average exercise price for these outstanding options is $13.92 per share. Most of these outstanding options become exercisable in accordance with the following vesting schedule:

- 30% of the shares subject to an option vest one year after the date of employment (for new employees) or the option grant date (for others);

- 30% of the shares subject to an option vest two years after the date of employment (for new employees) or the option grant date (for others); and

- 40% of the shares subject to an option vest three years after the date of employment (for new employees) or the option grant date (for others).

Generally, stock options granted under the plan terminate upon the earlier to occur of (i) three (3) years from the date such options become exercisable, (ii) sixty (60) days following the optionee's termination of employment (or cessation of business relationship) for any reason, and (iii) ten (10) years after the grant date (five (5) years after the grant date in the case of a holder of more than 10% of the total combined voting power of Tweeter's common stock).

Subject to limitations set forth in the plan and to provisions of the Code applicable to incentive stock options, the Board may terminate or amend the plan in any respect at any time.

Vote Required

The affirmative vote of a majority of the outstanding voting shares of Tweeter present or represented and entitled to vote at the meeting is required for approval of the amendment of Tweeter's 1998 Stock Option and Incentive Plan, to increase the number of shares available for issuance under the plan.

TWEETER'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF AMENDMENT OF TWEETER'S 1998 STOCK OPTION AND INCENTIVE PLAN.

Approval of an Amendment of Tweeter's Employee Stock Purchase Plan

Tweeter stockholders are being asked to approve the following amendment to Tweeter's Employee Stock Purchase Plan (the "ESPP") to ensure the plan's compliance with Section 423 of the Internal Revenue Code of 1986:

Section 1.2.5 of the ESPP is amended and restated in its entirety to read as follows:

"Eligible Employee" means each employee of the Company or any of its subsidiaries who has completed one year of continuous service other than: (a) an employee whose customary employment is for 20 hours or less per week, (b) an employee whose customary employment is not for more than five months in any calendar year, (c) an employee who is deemed for purposes of Section 423(b)(3) of the Code to own stock (either before or after giving effect to any proposed purchase of Shares) possessing five percent (5%) or more of the combined voting power or value of all classes of stock of the Company, or (d) an employee not otherwise satisfying any additional eligibility criteria established by the Administrator from time to time. The determination of whether a particular entity is a "subsidiary" of the Company for purposes of the Plan shall be made by the Administrator in its sole discretion."

The purpose of the foregoing amendment is to eliminate eligibility criteria (requiring at least 29 hours per week of customary employment and excluding employees who are minors) that are not permitted by Section 423 of the Internal Revenue Code. Although these provisions have been included in the plan to date, Tweeter believes that no employees have been excluded as a result of these eligibility criteria.

Tweeter's board of directors approved the foregoing amendment to the ESPP on   , 2001. The following is a summary of the principal features of the ESPP, a copy of which is attached hereto as Appendix H for filing purposes, pursuant to Rule 14a-101 under the Securities Exchange Act of 1934, but will not be mailed to stockholders with this joint proxy statement/prospectus.

Summary of Employee Stock Purchase Plan

On December 10, 1998, the Tweeter board of directors adopted the original ESPP, subject to stockholder approval. On January 26, 1999, the Tweeter stockholders adopted the original ESPP.

The ESPP is designed to foster continued favorable employee relations, and to encourage and assist its employees and the employees of any present or future subsidiaries in acquiring a stock ownership interest in Tweeter. The ESPP became effective on January 26, 1999. The ESPP shall continue in effect for a term of twenty (20) years from the effective date unless terminated sooner. Tweeter has the right to terminate the ESPP at any time. The ESPP is intended to be an Employee Stock Purchase Plan under Section 423 of the Code.

Subject to adjustment pursuant to the ESPP, the aggregate number of shares of Tweeter common stock which may be sold under the ESPP is 1,000,000 (as adjusted for a stock split). The ESPP is administered by the administrator appointed by the Tweeter board of directors from time to time. Any construction, interpretation, or application of the ESPP by the administrator shall be final, conclusive and binding.

Only Eligible Employees (as defined in the ESPP) may participate in the ESPP. You are being asked to amend the definition of Eligible Employee in the ESPP, as stated above, to remove certain eligibility requirements which would violate Section 423 of the Code if they were implemented.

For all participants in the ESPP, Tweeter has established and maintained individual stock purchase accounts. A payroll deduction will be made on behalf of each participant for each Tweeter payroll period in the dollar amount specified in the participant's participation election. Payroll deductions for each payroll period may not be more than 10% of such participant's compensation for such payroll period. In addition, the maximum amount that may be deducted for each participating employee in any one calendar year is the lesser of (a) $5,000 or (b) that amount which would cause the total "fair market value" of shares purchased by the participant under the ESPP, plus the "fair market value" of all other shares of Tweeter capital stock purchased by the participant under any other Tweeter plan intended to qualify under Section 423 of the Code, in any one calendar year to exceed $25,000.

On the last business day of each calendar quarter (a "Purchase Date"), so long as the ESPP remains in effect, Tweeter shall apply the funds credited to each participant's stock purchase account as of that Purchase Date to the purchase of Tweeter shares in units of one share or multiples thereof. The cost to each participant for the shares so purchased shall be either (a) eighty-five percent (85%) of the "fair market value" of such shares, as measured on such Purchase Date in accordance with the definition thereof set forth in the ESPP, or (b) such higher percentage of the "fair market value" of such shares, as measured on such Purchase Date, as the administrator may determine from time to time (including, without limitation, such higher percentage as the administrator may determine from time to time to be necessary or appropriate in connection with the ESPP's status under, or compliance with, Section 423 of the Code).

The administrator, in its sole discretion, may determine that shares purchased under the ESPP will be delivered by Tweeter by (i) issuing and delivering to any participant a certificate for the number of shares purchased by the participant on a Purchase Date or during a calendar year or other period determined by the administrator, (ii) issuing and delivering a certificate or certificates for the number of shares purchased by all participants on a Purchase Date or during a calendar year or other period determined by the administrator to a brokerage or investment banking firm as selected by the administrator from time to time, which shares will be maintained by such firm in a separate brokerage account for each participant, (iii) issuing and delivering a certificate or certificates for the number of shares purchased by all participants on a Purchase Date or during the calendar year or other period determined by the administrator to a bank or trust company or affiliate thereof, as selected by the administrator from time to time, which shares may be held by such bank or trust company or affiliate in street name, but with a separate account maintained by such entity for each participant reflecting such participant's interest in the shares; or (iv) such other manner or method of delivery as may be selected by the administrator.

The administrator in its sole discretion, may impose such restrictions or limitations as it determines on the withdrawal of shares (or certificates evidencing shares) from any accounts established for a participant as described in clauses (ii) or (iii) of the preceding paragraph. Notwithstanding the foregoing, in the event a participant terminates his or her employment with Tweeter or otherwise ceases to be eligible to participate in the ESPP, the participant will receive a distribution of his or her shares held in any such account unless the participant elects to have the shares sold in accordance with such procedures as the administrator shall prescribe.

As of May 1, 2001, approximately 1,620 employees are eligible to participate in the ESPP. As of June 12, 2001, 27,114 shares have been issued under the ESPP. The closing price of Tweeter's common stock, as reported by the Nasdaq National Market on June 12, 2001, was $29.00.

Federal Income Tax Consequences

Under the Code, a participant will not realize any taxable income as a result of participating in the ESPP or upon the purchase of common stock under the ESPP. Instead, taxation is deferred until the disposition of such common stock by the participant. Tweeter will not be entitled to a deduction for income tax purposes as a result of such purchase. A participant will be taxed on amounts withheld from salary under the ESPP as if actually received. As discussed more fully below, Tweeter generally will receive a deduction for such amounts. The participant's basis for gain or loss will equal the amount paid for such shares.

If a participant disposes of shares purchased under the ESPP more than two years after the date of grant (the first day of the relevant offering period) and one year after the shares are issued to the participant, and the fair market value of the shares at the time of disposition exceeds the purchase price of the shares, then the participant will realize taxable income. An amount equal to the lesser of (a) the amount by which the fair market value of the shares on the first day of the offering period for the shares exceeded the purchase price of the shares or (b) the amount by which the fair market value of the shares at the time of disposition exceeded the purchase price of the shares will be taxed as ordinary income. Any gain realized in excess of the amount taxed as ordinary income will be taxed as long-term capital gain. If a participant disposes of shares for less than the purchase price of the shares, then the entire loss will be treated as a long-term capital loss. In either of these cases, Tweeter will not be entitled to a deduction for income tax purposes.

If a participant disposes of shares purchased under the ESPP within two years after the date of grant or within one year after the shares are issued to the participant (a "disqualifying disposition"), the amount by which the fair market value of the shares at the time of purchase exceeded the purchase price of the shares will be treated as ordinary income in the nature of compensation received by the participant in the year of the disqualifying disposition. Tweeter will be entitled to a corresponding income tax deduction equal to the amount treated as compensation to the participant. Any amount realized in excess of the sum of the purchase price of the shares and the amount treated as compensation will be taxed as a capital gain. If the amount realized is less than the sum of the purchase price of the shares and the amount treated as compensation, the difference will be treated as a capital loss. Any capital gain or loss will be classified as long-term or short-term, depending on the participant's holding period with respect to the shares. Generally, the participant's holding period for the shares begins on the day following the date the shares are purchased and includes the date of disposition.

The affirmative vote of a majority of the outstanding voting shares of Tweeter present or represented and entitled to vote at the meeting is required for approval of the technical amendment to Tweeter's Employee Stock Purchase Plan.

TWEETER'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE FOREGOING AMENDMENT TO TWEETER'S EMPLOYEE STOCK PURCHASE PLAN.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TWEETER

The following table sets forth certain information regarding the beneficial ownership of Tweeter's common stock as of June 11, 2001 by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known by Tweeter to be the beneficial owner of more than 5% of Tweeter's common stock, (ii) each of Tweeter's named executives (as defined below) and directors, (iii) all of Tweeter's executive officers and directors as a group. Except as otherwise indicated in the footnotes to this table, Tweeter believes that the persons named in this table have sole voting and investment power with respect to all of the shares of Tweeter common stock indicated.

Name	Common Stock Beneficially Owned(1) As of June 11, 2001	Percent of Class
Named Executive Officers		
Samuel Bloomberg*	1,216,001(2)	6.4%
Jeffrey Stone*	473,536(3)	2.5%
Joseph McGuire	49,908(4)	**
Directors/Director Nominees		
Jeffrey Bloomberg	282,901(5)	1.5%
Matthew Bronfman	113,186(6)	**
Michael Cronin	23,957(7)	**
Steven Fischman	21,300(7)	**
Directors and Executive Officers as a Group (7 persons)	2,180,789	11.3%
Beneficial Owners of more than 5%		
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	1,568,400(8)	8.4%
Delaware Management Holdings 2005 Market Street Philadelphia, PA 19103	1,578,117(8)	8.4%
A I M Management Group Inc., 11 Greenway Plaza, Suite 100 Houston, Texas 77046	1,549,400(8)	8.3%

  * Messrs. Bloomberg and Stone are also Directors of Tweeter.

 ** Represents less than 1% of class.

(1) Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of Tweeter common stock that are subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 11, 2001. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by such person. Such shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

(2) Includes 67,025 shares held, in the aggregate by the Samuel Bloomberg Family Trusts for the benefit of Mr. Bloomberg's children and 14,454 shares held by Carolina Bloomberg, the wife of Mr. Bloomberg. Mr. Bloomberg expressly disclaims beneficial ownership of the shares held by the Samuel Bloomberg Family Trusts and Carolina Bloomberg. Also includes 219,056 shares subject to options granted by Tweeter to Mr. Bloomberg exercisable within 60 days of June 11, 2001.

(3) Includes 52,480 shares held by trusts for the benefit of Mr. Stone's children. Mr. Stone expressly disclaims beneficial ownership of these shares. Also includes 111,100 shares subject to options granted by Tweeter to Mr. Stone exercisable within 60 days of June 11, 2001.

(4) Includes 24,700 shares subject to options granted by Tweeter exercisable within 60 days of June 11, 2001.

(5) Includes 22,896 shares held, in the aggregate, by trusts for the benefit of Mr. Bloomberg's children. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 10,850 shares subject to options granted by Tweeter to Mr. Bloomberg exercisable within 60 days of June 11, 2001.

(6) Includes 103,468 shares subject to options granted by Tweeter exercisable within 60 days of June 11, 2001.

(7) Includes 13,300 shares subject to options granted by Tweeter exercisable within 60 days of June 11, 2001.

(8) Information concerning beneficial ownership was obtained from Schedule 13Gs filed in February 2001.

TWEETER EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by Tweeter's chairman and each of the other executive officers of Tweeter for services rendered in all capacities to Tweeter during fiscal 1998, 1999 and 2000:

Summary Compensation Table

		Annual Compensation(1)		Long-Term Compensation
				Securities Underlying
Name And Principal Position	Year	Salary	Bonus	Options
Samuel Bloomberg	2000	374,231	81,250	35,000
CEO and Chairman of the Board	1999	337,320	58,000	50,000
	1998	258,769	10,000	46,076
Jeffrey Stone	2000	423,846	121,875	45,000
President and Chief Executive Officer	1999	352,761	78,000	66,000
	1998	249,106	10,000	58,000
Joseph McGuire	2000	234,038	50,000	40,000
Vice President, Chief Financial Officer	1999	193,982	35,200	18,000
	1998	164,635	5,000	16,000

(1) The compensation described in this table does not include medical or other benefits received by the named executives which are generally available to all salaried employees of Tweeter.

The following table sets forth information relating to grants of stock options made during fiscal 2000 to each of the named executive officers under Tweeter's 1998 Stock Option and Incentive Plan.

Option Grants in Fiscal 2000

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Present Value(1)
Samuel Bloomberg........................	35,000	8.3%	$23.875	2006	$191,834
Jeffrey Stone.............................	45,000	10.7%	$23.875	2006	$246,644
Joseph McGuire..........................	40,000	9.5%	$23.875	2006	$220,859

(1) The fair value of the stock options granted on March 8, 2000 under Tweeter's existing stock option plan was estimated using the Black-Scholes option pricing model assuming an expected volatility of 72%, a risk-free interest rate of 6.6%, an expected life of 3 years and no dividends. The fair value of

the stock options granted on June 27, 2000 under Tweeter's existing stock option plan was estimated using the Black-Scholes option pricing model assuming an expected volatility of 85%, a risk-free interest rate of 6.3%, an expected life of 3 years and no dividends.

The following table provides certain information with respect to options to purchase Tweeter common stock held by the named executives at September 30, 2000.

Aggregated Option Exercises in Fiscal 2000 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable
Samuel Bloomberg	285,352	$7,375,211	179,733/ 83,823	$4,452,196/$ 848,874
Jeffrey Stone	67,360	$1,761,209	222,996/108,600	$5,979,645/$1,089,242
Joseph McGuire	36,806	$1,055,148	1,312/ 57,400	$ 38,144/$ 661,741

Employment Agreements

The summaries of the various employment agreements set forth below are qualified in their entirety by reference to the full text of such agreements, which are exhibits to Amendment No. 1 to Tweeter's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 8, 1998.

Bloomberg and Stone Agreements

Upon completion of Tweeter's initial public offering in July 1998, Tweeter entered into five-year employment agreements with Samuel Bloomberg, and Jeffrey Stone. The employment agreements provide that Messrs. Bloomberg and Stone each receive a base salary of $300,000 per year through September 30, 1998, $325,000 from October 1, 1998 to September 30, 1999, and thereafter at the annual rate of at least $325,000, plus such increases as may be determined by the compensation committee of the Tweeter board of directors. Each of Messrs. Bloomberg and Stone have the opportunity to earn incentive bonuses based upon certain performance criteria, to be determined by the compensation committee, and the opportunity to receive stock options and other incentive awards under Tweeter's 1998 Stock Option and Incentive Plan.

The employment agreements provide for continued employment until termination by either party. Tweeter, however, may terminate either employment agreement with or without cause at any time. If either executive's employment is terminated by Tweeter without cause, Tweeter is obligated to pay the respective executive an amount equal to such executive's unvested accrued benefits under any stock option plan, incentive plan or retirement plan plus severance pay calculated as follows: (i) if the executive is terminated during the first three years of the agreement, he will receive an amount equal to his annual base salary in effect in the year of termination for three years following termination, (ii) if the executive is terminated in the fourth year, he will receive an amount equal to two times his annual base salary in effect in the year of termination for two years following termination, and (iii) if the executive is terminated in the fifth or any subsequent year of the agreement, he will receive an amount equal to his annual base salary in the year of termination. The employment agreements also provide that if Tweeter and Messrs. Bloomberg and Stone do not renew the employment agreements upon expiration, Tweeter may elect to pay such executives two years severance in exchange for a two-year non-competition arrangement.

McGuire Employment Agreement

Upon completion of Tweeter's initial public offering in July 1998, Tweeter entered into an employment agreement with Joseph McGuire. Under the terms of this three-year agreement, Mr. McGuire earns a base annual salary of $185,000 and has the opportunity to earn yearly incentive bonuses based on performance criteria (determined by the compensation committee). Mr. McGuire is also entitled to receive stock options and other incentive awards under Tweeter's stock option and incentive plans. Tweeter may elect, upon the expiration and non-renewal of the agreement, to pay Mr. McGuire two years of severance pay in exchange for a two-year non-competition agreement from Mr. McGuire. If Mr. McGuire's employment is terminated by Tweeter without cause, Tweeter is obligated to pay Mr. McGuire an amount equal to his base salary in the year of termination, and must permit his options and incentives to continue to vest for one year following termination.

Compensation Committee Report Regarding Executive Compensation

The compensation committee of the Tweeter board of directors makes decisions regarding cash compensation paid and stock options granted to Tweeter's executive officers. The compensation committee has submitted the following report concerning executive compensation:

Compensation Philosophy

The compensation committee, which is composed entirely of outside independent directors, reviews, evaluates and approves the amount, design and implementation of Tweeter's compensation system for executive officers. Tweeter believes that corporate performance and, in turn, stockholder value will be best enhanced by a compensation system that supports and reinforces Tweeter's key operating and strategic goals while aligning the financial interests of Tweeter's executive officers with those of the stockholders. Tweeter utilizes both short-term and long-term incentive compensation programs to achieve these objectives. Executive officer incentive compensation programs are tied to company-wide achievement of annual financial goals and the market value of Tweeter's stock. The committee believes that the use of company-wide performance in setting goals promotes a unified vision for senior management and creates common motivation among the executives. For other salaried employees, the incentive compensation program is also tied to divisional, departmental or store business goals and, in some cases, individual performance.

For Tweeter's 2000 fiscal year, the committee made its compensation decisions based on a review of Tweeter's 1999 fiscal year performance, on Tweeter's budget and other projections for the 2000 fiscal year, and on Tweeter's performance in comparison to certain of its competitors.

Components of the Executive Compensation Program

Tweeter's compensation program for executive officers consists generally of three components: base salary, an annual performance-based cash bonus and long-term stock incentives. In making compensation decisions, the committee generally compares the compensation of Tweeter's executive officers with compensation of officers at certain other retail companies and has utilized a nationally known compensation consultant, as it deemed necessary.

The committee generally compares various short- and long-term performance measures, including total stockholder return, return on average stockholders' equity, sales, and net income and earnings per share for Tweeter and other companies with which it competes with for executive talent. The committee has not established any particular level at which overall compensation will be set in respect to the compensation peer group. The committee believes that the total compensation of the named executive officers is supported by Tweeter's competitive comparisons on the short- and long-term performance factors and is appropriate given Tweeter's overall performance. The individual elements of the executive compensation program are addressed below.

Annual Salary

Each year, the committee establishes salaries for executive officers. Such salaries are based on proposals submitted by Tweeter's chief executive officer for annual salary for the executive officers other than himself. Based on an analysis by the compensation consultant, the committee set the executive officer salaries for the 2000 fiscal year. The committee believes that the current level of annual salaries for executive officers is appropriate and that it also provides for a large percentage of total compensation to be at risk under the incentive programs. In evaluating individual executive officers, the committee may also consider, among other factors, (1) a qualitative evaluation of the individual executive officer's performance provided by the chief executive officer, (2) the job responsibilities of the individual executive, including changes in those responsibilities, and (3) Tweeter's performance in relation to its target financial goals for the prior fiscal year.

Annual Performance-Based Bonus

Tweeter's executive officers are eligible to receive cash bonuses under an annual performance-based incentive program established each year by the committee and approved by the Tweeter board of directors. The incentive program is designed to motivate Tweeter's employees to achieve Tweeter's annual operating and financial goals. The executive officers participate in the incentive program. The incentive program allows the committee to establish performance goals based on pre-tax earnings. The goals are established with the purpose of continuing Tweeter's record of superior performance in comparison with its competitors.

For the 2000 fiscal year, the incentive program measured Tweeter's achievement of its target financial goals. The target goal was established early in the fiscal year as part of Tweeter's budgeting process and was approved by the committee. Consistent with the committee's compensation philosophy of tying a large percentage of total compensation to performance, the potential maximum bonus of each executive officer was a significant percentage of that individual's salary for the year. For the 2000 fiscal year, the target bonus amounts ranged from 5 percent of base salary to 35 percent of base salary. The target bonus percentages were based upon the results of the current year's compensation study and the recommendation of the compensation consultant.

The amount of bonus payments depends upon the extent to which Tweeter achieves its target financial goals for the year. For the 2000 fiscal year, if Tweeter did not achieve 100 percent of the goal, no bonuses would be paid. For performance above the target, an additional bonus would be paid with a maximum bonus of 100 percent of the target bonus.

Tweeter's performance for the 2000 fiscal year was above the requirement for payment of a bonus. As a result, bonuses were paid at the 88 percent level for the 2000 fiscal year.

Long-Term Incentive Compensation

Grants under Tweeter's stock incentive plans provide long-term incentive compensation and are a significant component of total compensation. These programs are a part of Tweeter's performance-based incentive compensation rewarding officers as total stockholder value increases. For executive officers, grants under the stock incentive plans are made in the form of incentive stock options. For non-employee directors, grants under the plan are in the form of nonqualified stock options.

The committee considers stock-based grants to be an important means of ensuring that executive officers have a continuing incentive to increase the long-term return to stockholders and the value of Tweeter's stock. Stock-based grants also aid in retention of executives.

Stock options generally vest and become exercisable ratably over a period of three years from the date of grant. The number of stock options to be granted to a particular executive officer is determined by the committee. The committee primarily uses a formula based on an individual's target bonus for the fiscal year and the market price of Tweeter's stock, as well as the results of compensation surveys to determine the appropriate grant size. Because the value of stock options is entirely a function of increases in the value of Tweeter's stock, the committee believes that this component of Tweeter's compensation arrangement closely aligns the interests of the executive officers with those of Tweeter's stockholders.

Chairman's and Chief Executive Officer's Compensation

The committee determined the compensation of Samuel Bloomberg and Jeffrey Stone, Tweeter's chairman and chief executive officer, respectively, for the 2000 fiscal year in a manner consistent with the philosophy described above. The committee approved an increase in salary based upon a review of comparable officers in the compensation peer group on a size-adjusted basis.

In establishing the chairman and chief executive officer compensation, the committee has compared their compensation with the compensation of the chairmen and chief executive officers of the compensation peer group in relation to the relative performance of Tweeter with respect to the compensation peer group.

For setting the fiscal 2000 compensation, the committee also considered Tweeter's performance during the fiscal year. Tweeter's performance for the 2000 fiscal year was above the requirement for payment of a bonus. As a result, bonuses were paid at the 88% level for the 2000 fiscal year. The committee recognized Mr. Bloomberg's and Mr. Stone's leadership skills in assembling and developing a strong management team and guiding Tweeter through its significant growth during the last ten years, resulting in Tweeter's continued financial success.

The Committee believes that Mr. Bloomberg's and Mr. Stone's compensation for the 2000 fiscal year was appropriate in light of all of the above considerations.


COMPENSATION AND PERSONNEL COMMITTEE

Michael Cronin

Matthew Bronfman

EXPERTS


The consolidated financial statements and the related financial statement schedules incorporated by reference from Tweeter's Annual Report on Form 10-K for the year ended September 30, 2000 into this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Sound Advice, Inc. and subsidiaries as of January 31, 2001 and 2000, and for each of the years in the three year period ended January 31, 2001 have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.


LEGAL MATTERS


The validity of the shares of Tweeter common stock offered by this joint proxy statement/prospectus and the federal income tax consequences of the merger will be passed upon for Tweeter by Goulston & Storrs, P.C., Boston, Massachusetts. Certain federal income tax consequences of the merger will be passed upon for Sound Advice by Greenberg Traurig, P.A., Miami, Florida.


WHERE YOU CAN FIND MORE INFORMATION


Tweeter and Sound Advice file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Tweeter or Sound Advice files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Tweeter's and Sound Advice's SEC filings are also available to the public from commercial document retrieval services and at the Website maintained by the SEC at www.sec.gov.

Tweeter has filed a registration statement to register with the SEC the Tweeter common stock to be issued to Sound Advice stockholders in the merger. This joint proxy statement/prospectus is part of that registration statement and constitutes a prospectus in addition to being a joint proxy statement of Tweeter and Sound Advice.

As allowed by the SEC's rules, this joint proxy statement/prospectus does not contain all of the information relating to Tweeter included in the registration statement or the exhibits to the registration statement. Some of the important business and financial information relating to Tweeter that may be important in deciding how to vote is not included in this joint proxy statement/prospectus, but rather is "incorporated by reference" to documents that have been previously filed by Tweeter with the SEC. The information incorporated by reference is deemed to be a part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus. See "Incorporation of Certain Documents by Reference."

Tweeter has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Tweeter, and Sound Advice has supplied all information contained in this joint proxy statement/prospectus relating to Sound Advice. Neither Tweeter nor Sound Advice shall have any responsibility relating to the accuracy or completeness of information relating to the other.

Stockholders can obtain any of the reports referenced above through Tweeter or the SEC. Documents are available from Tweeter without charge, excluding exhibits. Stockholders may obtain such documents by requesting them in writing to the following addresses or by telephone.

Tweeter Home Entertainment Group, Inc.	Sound Advice, Inc.
Investor Relations	Investor Relations
10 Pequot Way	1901 Tigertail Boulevard
Canton, MA 02021	Dania Beach, Florida 33004
(781) 830-3000	(954) 922-4434

If you would like to request documents from Tweeter, please do so by   , 2001 to ensure that you receive them before the special meeting.

You should rely on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the merger agreement and the merger and the issuance of shares of Tweeter common stock. Neither Tweeter nor Sound Advice has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated   , 2001, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make any such offer or solicitation.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows Tweeter to "incorporate by reference" the information Tweeter files with it, which means that Tweeter can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this joint proxy statement/prospectus, and later information filed with the Securities and Exchange Commission will update and supersede this information. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Tweeter has previously filed with the Securities and Exchange Commission. The documents contain important information about Tweeter and its finances.

Incorporated by reference are Tweeter's:

- Annual report on Form 10-K for the fiscal year ended September 30, 2000;

- Quarterly report on Form 10-Q for the quarter ended March 31, 2001 filed on April 27, 2001 and Quarterly report on Form 10-Q for the quarter ended December 31, 2000 filed on February 1, 2001;

- Current Report on Form 8-K filed on June 8, 2001; and

- Common stock description contained in Tweeter's registration statement on Form 8-A (File No. 000-24091) filed on April 27, 1998, as amended by Form 8-A/A filed on June 5, 1998, registering the Tweeter common stock under Section 12(g) of the Securities Exchange Act of 1934.

In addition, all of Tweeter's filings with the Securities and Exchange Commission after the date of this joint proxy statement/prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference until the date on which the special meeting of Tweeter stockholders is held.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

SOUND ADVICE, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Sound Advice, Inc.:

We have audited the accompanying consolidated balance sheets of Sound Advice, Inc. and subsidiaries (the "Company") as of January 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended January 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule on valuation and qualifying accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sound Advice, Inc. and subsidiaries as of January 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2001 in conformity with accounting principles general accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Fort Lauderdale, Florida
March 29, 2001

SOUND ADVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
January 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets:		
Cash	$ 2,094,348	$ 564,898
Receivables:		
Vendors	4,776,621	3,979,027
Trade	1,517,142	1,024,652
Employees	411,997	431,775
	6,705,760	5,435,454
Less allowance for doubtful accounts	389,300	508,640
	6,316,460	4,926,814
Inventories, net	46,000,745	35,459,724
Prepaid and other current assets	907,910	830,407
Deferred tax assets	1,412,154	1,599,578
Total current assets	56,731,617	43,381,421
Property and equipment, net	17,870,476	15,024,047
Deferred tax assets, noncurrent	2,197,302	1,915,130
Other assets	509,452	435,389
Goodwill, net	6,721,876	176,472
	$84,030,723	$60,932,459
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Cash overdraft	$ 2,899,440	$ 1,662,351
Borrowings under revolving credit facility	18,141,443	7,309,531
Current maturities of long-term debt	1,569,569	1,516,834
Accounts payable	12,745,439	9,884,337
Income taxes payable	1,086,872	781,041
Accrued liabilities	12,033,256	9,096,046
Deferred tax liabilities	—	111,156
Total current liabilities	48,476,019	30,361,296
Long-term debt, excluding current maturities	1,937,303	3,363,424
Capital lease obligation, excluding current installments	1,235,449	788,444
Other liabilities and deferred credits	3,531,100	3,727,568
Total liabilities	55,179,871	38,240,732
Shareholders' equity:		
Common stock; $.01 par value. Authorized 10,000,000 shares; issued and outstanding 3,973,245 at January 31, 2001 and 3,766,394 shares at January 31, 2000.	39,733	37,664
Additional paid-in capital	12,623,183	11,175,205
Retained earnings	16,187,936	11,478,858
Total shareholders' equity	28,850,852	22,691,727
Commitments and contingencies	$84,030,723	$60,932,459

See accompanying notes to consolidated financial statements.

SOUND ADVICE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended January 31, 2001, 2000 and 1999

	2001	2000	1999
Net sales	$198,364,222	$177,348,675	$152,123,841
Cost of goods sold	127,745,124	115,056,780	98,893,332
Gross profit	70,619,098	62,291,895	53,230,509
Selling, general and administrative expenses	61,061,160	55,510,026	49,892,795
Income from operations	9,557,938	6,781,869	3,337,714
Other income (expense):			
Interest expense	(1,968,401)	(1,366,863)	(1,417,017)
Other income (expense)	194,541	(106,951)	96,311
Income before income taxes (benefit)	7,784,078	5,308,055	2,017,008
Income taxes (benefit)	3,075,000	(1,217,661)	1,310,000
Net income	$ 4,709,078	$ 6,525,716	$ 707,008
Common and common equivalent per share amounts:			
Basic net income per share	$ 1.23	$ 1.74	$ 0.19
Diluted net income per share	$ 1.08	$ 1.55	$ 0.18
Weighted average number of shares outstanding — basic	3,830,559	3,745,999	3,729,519
Weighted average number of shares outstanding — diluted	4,357,002	4,223,684	3,965,333

See accompanying notes to consolidated financial statements.

SOUND ADVICE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended January 31, 2001, 2000 and 1999

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance, January 31, 1998	3,728,894	$37,289	$11,058,655	$ 4,246,134	$15,342,078
Net income	—	—	—	707,008	707,008
Issuance of common stock	5,000	50	8,800	—	8,850
Balance, January 31, 1999	3,733,894	37,339	11,067,455	4,953,142	16,057,936
Net income	—	—	—	6,525,716	6,525,716
Issuance of common stock	32,500	325	60,500	—	60,825
Tax benefit on exercise of options	—	—	47,250	—	47,250
Balance, January 31, 2000	3,766,394	37,664	11,175,205	11,478,858	22,691,727
Net income	—	—	—	4,709,078	4,709,078
Issuance of common stock	34,000	340	94,671	—	95,011
Issuance of common stock associated with acquisition . .	172,851	1,729	1,311,939	—	1,313,668
Tax benefit on exercise of options	—	—	41,368	—	41,368
Balance, January 31, 2001	3,973,245	$39,733	$12,623,183	$16,187,936	$28,850,852

See accompanying notes to consolidated financial statements.

SOUND ADVICE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended January 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,709,078	$ 6,525,716	$ 707,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,902,660	3,459,232	3,402,591
(Gain) loss on disposition of assets	(42,500)	117,243	(26,782)
Deferred income taxes	(205,904)	(3,403,552)	—
Income tax benefit from exercise of options	41,368	47,250	—
Changes in operating assets and liabilities, net of acquisition:			
Decrease (increase) in:			
Receivables	(1,210,446)	1,216,756	(1,464,349)
Inventories	(7,825,554)	(4,400,379)	40,166
Prepaid and other current assets	(59,621)	(358,285)	(110,044)
Income taxes receivable	—	—	55,000
Other assets	(89,722)	(338,349)	18,972
Increase (decrease) in:			
Accounts payable	249,120	(2,425,755)	(853,721)
Income taxes payable	305,831	(290,907)	228,749
Accrued liabilities	1,331,465	2,496,355	(60,028)
Other liabilities and deferred credits	(196,468)	(409,208)	508,295
Net cash provided by operating activities	909,307	2,236,117	2,445,857
Cash flows from investing activities:			
Capital expenditures	(5,075,910)	(3,237,447)	(5,435,393)
Proceeds from disposition of assets	354,146	840,487	54,514
Acquisitions	(4,634,622)	(319,120)	—
Net cash used in investing activities	(9,356,386)	(2,716,080)	(5,380,879)
Cash flows from financing activities:			
Borrowings on revolving credit facility	232,282,083	198,162,390	171,564,703
Repayments on revolving credit facility	(221,450,171)	(204,628,795)	(168,488,919)
Principal payments on long-term debt	(1,871,853)	(587,225)	(179,020)
Proceeds from issuance of long-term debt	—	5,000,000	—
Increase in cash overdraft	1,237,089	1,662,351	—
Principal payments under capital lease obligations	(315,630)	(8,736)	(7,933)
Proceeds from exercise of stock options	95,011	60,825	8,850
Net cash provided by (used in) financing activities	9,976,529	(339,190)	2,897,681
Net increase (decrease) in cash	1,529,450	(819,153)	(37,341)
Cash at beginning of year	564,898	1,384,051	1,421,392
Cash at end of year	$ 2,094,348	$ 564,898	$ 1,384,051
Supplemental disclosures of cash flow information:			
Interest paid	$ 1,673,330	$ 1,232,823	$ 1,243,640
Income taxes paid, net of refunds	$ 2,933,705	$ 2,429,873	$ 1,035,000

	2001	2000
Supplemental disclosures of fair value of assets acquired and liabilities assumed in connection with acquisitions:		
Receivables	$ 179,200	$ —
Inventory	2,715,467	71,519
Prepaid expenses and other assets	17,882	—
Fixed assets	1,038,731	148,640
Goodwill	6,692,863	98,961
Other assets	20,341	—
Total assets	$10,664,484	$319,120
Accounts payable	2,611,982	—
Customer deposits	1,216,652	—
Accrued expenses	389,093	—
Notes payable	498,467	—
Total liabilities	4,716,194	—
Less common stock issued to seller	1,313,668	—
Net cash used in acquisition	$ 4,634,622	$319,120

See accompanying notes to consolidated financial statements.

SOUND ADVICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2001 and 2000

(1) Description of Business and Summary of Significant Accounting Policies

(A) Description of Business

Sound Advice, Inc. and subsidiaries (the "Company") operate in a single-business segment, which is the retailing and servicing of home and car audio systems, projection and conventional view television, video products, personal electronics, home entertainment furniture, custom design and installation services, repair services and accessories. The Company operates 24 Sound Advice stores, five Bang & Olufsen stores and one Electronic Interiors store in Florida. Additionally, the Company operates two Showcase Home Entertainment stores in Scottsdale and Chandler, Arizona and one home theater showroom located in The Great Indoors store in Scottsdale.

(B) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(C) Receivables

Receivables from vendors consist of cooperative advertising and other amounts earned based on market development agreements along with various promotional and other advertising incentive programs. The funds received under these programs are determined based upon specific agreements with the vendors and/or the inclusion of the vendors' products in the Company's advertising and promotional programs. Once earned, the funds are recorded as a reduction of advertising expense. Also included in receivables from vendors are amounts due for warranty repairs. Trade receivables consist primarily of amounts due from custom design accounts and credit card and finance companies resulting from customer purchases.

(D) Inventories

Merchandise and service parts inventories are stated at the lower of cost or market. Cost is determined using a moving average, which approximates the first-in, first-out method, and is recorded net of volume and purchase discounts and rebates.

(E) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the following estimated useful lives using the straight-line method.

Description	Years
Building	30
Furniture and equipment	3 to 7
Leasehold improvements	15 or term of lease, if shorter
Display fixtures	3 to 7
Vehicles	3 to 5

(F) Goodwill

Goodwill, which represents the excess purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, 10 to 15 years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate commensurate with the risk of the acquired business. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved. Goodwill is presented net of accumulated amortization of approximately $437,000 and $290,000 as of January 31, 2001 and 2000, respectively. Goodwill amortization expense for the years ended January 31, 2001, 2000 and 1999, approximated $147,000, $31,000 and $24,000, respectively.

(G) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(H) Self-Insurance Accruals

The Company was self-insured beginning January 1, 1998, up to certain limits, for workers' compensation benefits and, accordingly, has accrued unpaid claims and associated expenses, including incurred, but not reported losses.

(I) Revenue Recognition

The Company recognizes revenues from the sale of merchandise at the time the merchandise is delivered. Service revenues are recognized at the time the service is provided. The Company offers extended warranty service contracts on behalf of an unrelated third party. The Company recognizes net commission revenues for extended warranty service contracts sold as these contracts are sold on a nonrecourse basis to the Company. The Company includes proceeds from the sale of extended warranty contracts less the amounts due to the third party for the cost of such contracts in net sales at the time of sale as the earnings process has been completed. Net revenue from warranty contract sales represented approximately 2 percent of consolidated net sales for the years ended January 31, 2001, 2000 and 1999.

(J) Extended Warranty Service Contracts and Sales Incentive Program

Prior to March 1993 and from July 1994 through May 1997, the Company, subject to certain conditions, offered the purchasers of extended warranty service contracts the right to apply the sales price of the contract towards future purchases of merchandise if the purchaser did not utilize the warranty contract during its term. Non-utilized warranty contracts are generally redeemable for a 60-day period after expiration of the contract. The term of the extended warranty service contracts is from one to five years. Effective June 1, 1997, the Company discontinued offering this program on future purchases. The total amount of extended warranty service contracts sold from July 1990 through February 1993 and July 1994 through May 1997 was approximately $21 million and $27 million, respectively. The Company records a liability at the time of sale for the estimated amount of future redemptions under this program. The overall redemption rate for the years ended January 31, 2001, 2000 and 1999 were approximately 8 percent, 4 percent and 7 percent of the value of the contracts issued, respectively. Such liability is based on estimates and, while management believes that such amounts are adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates are charged or credited to income in the period determined. Amounts estimated to be paid within one year have been classified as accrued liabilities with the remainder included in other liabilities and deferred credits. As of January 31, 2001 and 2000, the liability for estimated redemptions approximated $269,000 and $467,000, respectively. Amounts charged against the liability for redemptions approximated $198,000 and $376,000 for the years ended January 31, 2001 and 2000, respectively.

(K) Advertising

The Company expenses advertising costs as incurred. Advertising expense is recorded net of funds received from market development agreements, vendor advertising incentives and promotional programs. Advertising expense, net, for the years ended January 31, 2001, 2000 and 1999, approximated $2.2 million, $2.9 million and $3.6 million, respectively.

(L) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(M) Financial Instruments and Concentration of Risk

The carrying amount of cash, receivables, borrowings under the revolving credit facility and trade accounts payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers, and approximates the carrying value.

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of vendor receivables. Although credit risk is affected by conditions and occurrences in the industry, the Company reviews the credit risk of specific vendors, historical trends and other information. Three and two vendors accounted for 48 percent and 45 percent of the Company's vendor receivables as of January 31, 2001 and 2000, respectively. The Company estimates an allowance for doubtful accounts based on the credit risk and payment trends of the vendor and customer. An adverse change in these factors would affect the Company's estimate of doubtful accounts.

The Company is a specialty retailer in Florida and Arizona with a focus on upscale electronics and is a primary distributor in its markets for certain products. Although competitive sources of supply are available for most of its products, the loss of a source for which the Company is a primary distributor could have an adverse impact on the Company. The Company would most likely be able to replace these products, but such replacement products may not be widely available in all markets. Five vendors accounted for 56 percent, 53 percent and 53 percent of the Company's purchases during each of the years ended January 31, 2001, 2000 and 1999. The loss of one of these vendors could have an adverse impact on the Company. The Company's principal competitors include other retailers, department and discount stores, mass merchandisers, catalog showrooms and specialty stores. Many of the Company's competitors are national in scope and have greater financial resources than the Company.

(N) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(O) Stock-Based Compensation Plan

Stock-based compensation is recognized in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. For disclosure purposes, pro forma net income and pro forma earnings per share are provided as if the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied.

(P) Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of outstanding options is reflected in diluted earnings per share by application of the treasury stock method.

	2001	2000	1999
Basic:			
Weighted average common shares outstanding	3,830,559	3,745,999	3,729,519
Diluted:			
Weighted average common shares outstanding	3,830,559	3,745,999	3,729,519
Dilutive effect of options and warrants	526,443	477,685	235,814
Weighted average common shares outstanding — diluted ...	4,357,002	4,223,684	3,965,333

Outstanding options to purchase 222,000 shares of common stock at $8.00 per share were not included in the computation of diluted earnings per share for the year ended January 31, 2000 because the exercise price of the options was greater than the average market price of common shares for the year.

Warrants to purchase 306,335 shares of common stock at $8.70 per share expired on June 14, 1999 and were not included in the computation of diluted earnings per share for the years ended January 31, 2000 and 1999 because the warrants exercise prices were greater than the average market price of common shares for each year.

(Q) Recent Accounting Pronouncements

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB interpretation ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation," which clarifies the application of APB Opinion No. 25 for certain issues. The interpretation was effective July 1, 2000, except for the provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN 44 did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. ("SAB") 101, "Revenue Recognition in Financial Statements" and amended it in March and June 2000. Adoption of SAB 101, in the fourth quarter of 2001, did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133" which amended SFAS 133 to change the effective date to fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. The Company adopted SFAS 133 on February 1, 2001. Adoption of SFAS No. 133 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

(2) Property and Equipment, Net

Property and equipment, net consists of the following:

	2001	2000
Building	$ 684,990	$ 684,990
Furniture and equipment	12,093,643	10,071,333
Leasehold improvements	23,497,657	19,859,021
Display fixtures	8,249,196	7,654,874
Vehicles	1,039,601	884,195
	45,565,087	39,154,413
Less accumulated depreciation	27,694,611	24,130,366
Property and equipment, net	$17,870,476	$15,024,047

Depreciation expense, including amortization of capital leases, for the years ended January 31, 2001, 2000 and 1999, approximated $3.7 million, $3.4 million and $3.4 million, respectively.

(3) Debt

(A) Revolving Credit Facility

In December 1997, the Company amended and extended its loan and security agreement for a revolving line of credit facility with its existing lender through July 31, 2001. The terms of the agreement were amended to allow the Company to borrow, repay and reborrow up to $25 million, based upon a borrowing base equal to the lesser of 70 percent of eligible inventory (as defined) at cost or 55 percent of eligible inventory at retail selling price. The availability under the facility is reduced by outstanding letters of credit. The revolving credit facility bears interest on the outstanding balance at prime plus 1 percent and allows for a LIBOR pricing option for one-, two-, three- or six-month periods at 2.5 percent over the corresponding LIBOR rate for the respective period. The Company pays a monthly fee based upon the unused portion of the commitment less $5 million at 0.375 percent per annum. The Company is obligated for an additional commitment fee of $50,000 per annum.

The amended loan and security agreement contains various affirmative and negative covenants requiring the Company to maintain minimum ratios of current assets to current liabilities, working capital requirements and limits cumulative net losses from and after October 1, 1997. The amended loan and security agreement also limits the incurrence of additional debt, liens, capital expenditures, acquisitions and investments and prohibits cash dividends and the repurchase of capital stock. Borrowings under the revolving credit facility are collateralized by the Company's assets, including depository accounts, receivables, inventory, property and equipment and intangible assets. The Company's borrowings balance under the line of credit facility were approximately $18,141,000 and $7,310,000 at January 31, 2001 and 2000, respectively.

The effective interest rate on the outstanding loan balance under the financing arrangement in effect as of January 31, 2001 and 2000 was 9.1 percent and 10.4 percent, respectively. In April 2001, the Company amended and extended its loan and security agreement for a revolving line of credit facility with its existing lender through July 31, 2004. The terms of the agreement were amended to allow the Company to borrow, repay, and reborrow up to $40 million, based upon a borrowing base equal to the lesser of 70 percent of eligible inventory (as defined) at cost or 55 percent of eligible inventory at retail selling price. The availability under the facility is reduced by outstanding letters of credit. The revolving credit facility bears interest on the outstanding balance at prime plus .5 percent and allows for a LIBOR pricing option for one-, two-, three- or six-month periods at 2 percent over the corresponding LIBOR rate for the respective period. The Company pays a monthly fee based upon the unused portion of the commitment which varies upon the average outstanding loan balance at .375 percent per annum. The Company incurred a renewal and amendment fee of $100,000.

The amended loan and security agreement contains various affirmative and negative covenants requiring the Company to maintain a quarterly calculation of minimum EBITDA based on trailing 12 months performance. The amended loan and security agreement also limits the incurrence of additional debt, liens, capital expenditures, acquisitions and investments, and prohibits cash dividends and the repurchase of capital stock.

(B) Long-Term Debt

Long-term debt consists of the following:

	2001	2000
Note payable in monthly installments of $161,242, including interest at 9.96 percent, with the final payment due January 2003 collateralized by property and equipment	$3,363,424	$4,880,258
Vehicle loans in monthly installments totaling $2,406, including interest ranging from 9.4% to 10.2% with the final payments due from March 2003 to June 2004.	65,975	—
Notes payable in monthly installments totaling $3,117, including interest ranging from 10.7% to 11.3% with the final payments due from October 2004 to December 2004.	77,473	—
Total long-term debt	3,506,872	4,880,258
Less current installments	1,569,569	1,516,834
Long-term debt, excluding current installments	$1,937,303	$3,363,424

The aggregate maturities of long-term debt for each of the years subsequent to January 31, 2001 are approximately: 2002, $1,570,000; 2003, $1,873,000; 2004, $41,000; and 2005, $23,000. The master security agreement for the note payable due January 2003 contains various affirmative and negative covenants requiring the Company to maintain minimum ratios of current assets to current liabilities, working capital requirements and limits cumulative net losses from and after October 1, 1997. The master security agreement also limits the incurrence of additional debt, liens, capital expenditures, acquisitions and investments, and prohibits cash dividends and the repurchase of capital stock.

(C) Letters of Credit

The Company has standby letters of credit, in the aggregate of approximately $1.2 million, maturing at various dates through January 2002, primarily supporting self-insurance reserves. The letters of credit were not drawn upon as of January 31, 2001

(4) Income Taxes

The components of income tax expense (benefit) for the Company are as follows:

	2001	2000	1999
Current:			
Federal	$2,801,615	$ 1,864,683	$1,202,276
State	479,289	321,208	107,724
	3,280,904	2,185,891	1,310,000
Deferred:			
Federal	(175,810)	(2,906,089)	—
State	(30,094)	(497,463)	—
	(205,904)	(3,403,552)	—
Total	$3,075,000	$(1,217,661)	$1,310,000

Income tax expense (benefit) attributable to income from continuing operations was $3,075,000, $(1,217,661) and $1,310,000 for the years ended January 31, 2001, 2000 and 1999, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operation as a result of the following:

	2001	2000	1999
Computed expected income tax rate	34.0%	34.0%	34.0%
Effect of state and local taxes, net of federal income tax benefit	3.8	(4.6)	3.6
(Decrease) increase in beginning of year balance of federal valuation allowance for deferred tax asset	—	(52.4)	25.1
Other	1.7	.1	2.2
Effective income tax rate	39.5%	(22.9)%	64.9%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	2001	2000
Deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 108,765	$ 191,397
Inventory adjustments	483,616	428,403
Fixed assets, principally due to differences in depreciation	2,029,690	1,626,823
Deferred gain on sale	38,688	41,495
Accrued rent expense	844,639	866,465
Accrued insurance	27,817	33,518
Provision for warranty redemption	101,184	201,219
Lease incentive	19,112	45,027
Other	8,628	80,361
Total gross deferred tax assets	3,662,139	3,514,708
Deferred tax liabilities:		
Prepaid advertising	24,619	34,572
Prepaid insurance	28,064	74,580
Legal Settlement Expense	—	2,004
Total gross deferred tax liability	52,683	111,156
Net deferred tax asset	$3,609,456	$3,403,552

The valuation allowance for deferred tax assets of January 31, 2001 and 2000 was $0. The net change in the total valuation allowance for the years ended January 31, 2000 and 1999, was a decrease of $3,258,830 and an increase of $817,766, respectively. The valuation allowance was reduced in the fiscal year 2000 because the Company believes it is more likely than not the deferred tax asset will be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(5) Shareholders' Equity

(A) Shareholder Rights Plan

In May 1997, the board of directors adopted a Common Stock Purchase Rights Plan and subsequently declared a dividend distribution of one Common Stock Purchase Right ("Right") on each outstanding share of common stock. As amended in September 2000, each Right has an initial exercise price of $50 for one share of common stock. Generally, the Rights will be exercisable only if a person or group acquires 15 percent or more of the common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Upon such occurrence, each Right (other than Rights owned by such person or group) will entitle the holder to purchase from the Company the number of shares of common stock having a market value equal to twice the exercise price of the Right. Generally, prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the common stock, the Rights are redeemable for $0.001 per Right at the option of the board of directors. The Rights will expire on May 4, 2007. As of January 31, 2001, 3,973,245 Rights were outstanding.

(B) Stock Option Plans

In September 1999, the board of directors adopted the Company's 1999 Stock Option Plan (the "1999 Plan"), which provides for the issuance of incentive stock options or non-qualified stock options. Under the 1999 Plan, the Company has reserved up to 500,000 shares of common stock for future issuance. The exercise price of incentive stock options shall not be less than the fair-market value per share on the date of grant. The exercise price of any non-qualified stock option shall not be less than 85 percent of the fair-market value per share on the date of grant. For the years ended January 31, 2001 and 2000, the option exercise price represents the fair market value of the underlying share of common stock at the date of grant. The option term may not be longer than ten years. No options may be granted under the 1999 Plan after September 30, 2009.

The Company's original stock option plan (the "1986 Plan") provided for the issuance of either incentive stock options or non-qualified stock options. Under the 1986 Plan, as amended, the Company has reserved up to 750,000 shares of common stock for future issuance. The exercise price provisions of the 1986 Plan are similar to the 1999 Plan. For year ended January 31, 1999, the option exercise price represents the fair-market value of the underlying share of common stock at the date of grant. The option term may not be longer than ten years. In connection with the adoption of the 1999 Plan, the 1986 Plan was superceded. On December 21, 2000, the Company issued 244,500 stock options at an exercise price of $5.00 per share under the 1999 Plan. These options have a term of ten years expiring on December 21, 2010.

On November 2, 1999, the Company issued 222,000 stock options at an exercise price of $8.00 per share under the 1999 Plan. These options have a term of ten years expiring on November 2, 2009. On May 18, 1998, the Company issued 10,000 stock options at an exercise price of $2.86 per share under the 1986 Plan subject to certain vesting criteria. All of these options vested during fiscal year 2000. These options have a term of five years expiring on May 17, 2003.

Changes in stock options outstanding are as follows:

	Number of Shares	Price	Weighted Average Exercise Price
Outstanding, January 31, 1998	651,000	$1.69-1.89	$1.83
Granted	10,000	2.86	2.86
Exercised	(5,000)	1.77	1.77
Canceled	—	—	—
Outstanding, January 31, 1999	656,000	1.69-2.86	1.85
Granted	222,000	8.00	8.00
Exercised	(22,500)	1.77-1.89	1.86
Canceled	—	—	—
Outstanding January 31, 2000	855,500	1.69-8.00	4.65
Granted	244,500	5.00	5.00
Exercised	(34,000)	1.77-8.00	2.79
Canceled	—	—	—
Outstanding January 31, 2001	1,066,000	$1.69-8.00	$3.46
Exercisable	1,066,000		
Available for future grants	33,500		

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been adjusted to the pro forma amounts approximated:

	2001	2000	1999
Net income:			
As reported	$4,709,000	$6,526,000	$707,000
Pro forma	$4,036,000	$5,593,000	$558,000
Diluted income per share:			
As reported	$ 1.08	$ 1.55	$ 0.18
Pro forma	$ 0.93	$ 1.32	$ 0.14

Pro forma net income reflects only options granted since July 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to July 1, 1995 is not considered. The pro forma effect on fiscal year 2001 may not be representative of the pro forma effects on net income for future years. The fair value of each options' grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected dividend yield	—	—	—
Expected stock price volatility	1.21	1.31	1.34
Risk-free interest rate	4.9%	5.7%	5.3%
Expected life of options	7 years	3 years	3 years

For the years ended January 31, 2001, 2000 and 1999, the weighted average fair value of options granted during the fiscal year was $4.55, $6.11 and $2.45, respectively.

As of January 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.69 to $8.00 and 4.7 years, respectively. As of January 31, 2001 and 2000, the number of options exercisable was 1,066,000 and 855,500, respectively, and the weighted-average exercise price of those options was $3.46 and $4.65, respectively.

(6) Employee Benefit Plans

(A) Employee Stock Ownership Plan and Trust

Effective as of July 1, 1989, the Company established and adopted an Employee Stock Ownership Plan and Trust (the "ESOP") for all of its employees. Contributions to the ESOP are made at the discretion of the board of directors. No contributions were made during the years ended January 31, 2001, 2000 and 1999.

(B) Retirement Savings Plans

The Company offers a 401(k) savings and investment plan (the "401(k) Plan") to employees who meet certain eligibility requirements such as one year of service, 1,000 hours worked during the year and age of 21 years. The Company makes matching contributions to the 401(k) Plan up to a maximum percentage of each participating employee's annual investment. Matching and discretionary contributions to the 401(k) Plan are authorized by the Company's board of directors. Contributions for the years ended January 31, 2001, 2000 and 1999, approximated $307,000, $277,000 and $57,000, respectively.

(7) Leases

The Company is obligated under a number of noncancelable operating leases for retail store space, distribution and installation centers and certain property and equipment, which expire at various dates through 2014. The retail store leases generally contain provisions for increases based on the Consumer Price Index and contain options for periods of up to 15 years to renew at the then fair rental value.

The Company also has property and equipment under capital leases that expire through 2014. At January 31, 2001 and 2000, the gross amount of property and equipment and related amortization recorded under the capital leases were as follows:

	2001	2000
Building	$ 684,990	$684,990
Furniture and equipment	905,545	142,910
	1,590,535	827,900
Less accumulated amortization	404,400	285,820
	$1,186,135	$542,080

Future minimum annual rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of January 31, 2001 and the capital lease payments are as follows:

Year Ending January 31,	Capital Lease	Operating Lease
2002	$ 402,133	$ 7,426,741
2003	402,133	6,878,331
2004	402,133	6,523,765
2005	208,826	6,310,607
2006	162,398	5,319,267
Thereafter	1,448,047	17,159,812
Total minimum lease payments	3,025,670	$49,618,523
Less amounts representing interest (at an effective interest rate of approximately 16.6%)	1,606,316	
Present value of minimum capital lease payments	1,419,354	
Less current installments of obligations under capital leases	183,905	
Obligations under capital leases, excluding current installments	$1,235,449	

The current installments of obligations under capital leases is included in accrued liabilities. Total rental expense under the noncancelable operating leases for the years ended January 31, 2001, 2000 and 1999, was approximately $8.7 million, $8.1 million and $7.3 million, respectively.

(8) Other Liabilities

Included in accrued liabilities as of January 31, 2001 and 2000 are approximately $7.1 million and $4.6 million, respectively, of customer deposits on future sales orders.

Certain store lease agreements provide for scheduled base rental increases over the lease term or provide free-rent periods. The Company recognizes the aggregate rent expense on a straight-line basis over the lease term, and the difference between rent expense on a straight-line basis and the base rental is accrued and included in other liabilities and deferred credits in the consolidated balance sheets. As of January 31, 2001 and 2000, the recorded liability for accrued rent was approximately $2.2 million and $2.3 million, respectively.

(9) Commitments and Contingencies

(A) Employment and Severance Agreements

The Company's executive officers have employment agreements providing for minimum base salaries. These agreements expire on January 31, 2002. The employment agreements provide for severance pay benefits under certain conditions, such as if there is a change in control of the Company (as defined), in the amount of three times their base salary plus bonuses earned. Additionally, the Company has entered into agreements with certain other key employees that provide severance pay benefits under certain conditions if there is a change in control of the Company.

(B) Bonus Plan

During 1995, the Company implemented a bonus plan for certain managerial positions based upon the annual operating performance of the Company. Under the terms of the bonus plan, bonuses ranging between 10 percent and 25 percent of annual compensation may be earned for achievement of various

SOUND ADVICE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

levels of targeted operating performance as approved by the board of directors. For the years ended January 31, 2001, 2000 and 1999, approximately $1,170,000, $733,000 and $47,000, respectively, was earned under the plan.

(C) Other

The Company is a party to various legal actions arising in the normal course of business. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

For the year ended January 31, 2001, other income and expense includes a charge of approximately $561,000 for the termination of a proposed secondary offering and approximately $695,000 of income from the settlement of certain litigation.

(10) Acquisition and Divestitures

On October 17, 2000, the Company purchased the assets and assumed certain liabilities of Showcase Home Entertainment of the Southwest, LLC, a Scottsdale, Arizona based retailer of consumer electronics and custom design services. The purchase price for the acquisition was $5.8 million, of which $4.6 million was paid in cash and $1.3 million was paid by issuing 172,851 shares of common stock, plus acquisition fees. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price paid over the fair value of net assets acquired of approximately $6.7 million was recorded as goodwill and will be amortized over 15 years. Under the name Showcase Home Entertainment, the Company operates two upscale showrooms in Scottsdale and Chandler, Arizona, as well as a home theater showroom in the home entertainment department of The Great Indoors home design center located in Scottsdale. The results of operations for Showcase have been included in the consolidated statement of income since the date of the acquisition and are not significant to the fiscal year results. In June 1999, the Company acquired certain assets from a third party for an aggregate purchase price of approximately $319,000 in cash and other acquisition costs. The aggregate purchase price was allocated to the assets acquired and liabilities assumed, resulting in recognition of goodwill of approximately $99,000. This transaction was accounted for as a purchase.

In June 1999, the Company sold certain assets for $794,000 in cash. The Company realized and recorded a loss on the sale of these assets of approximately $14,000. The assets sold consisted of property and equipment.

SOUND ADVICE, INC. AND SUBSIDIARIES

Schedule II
Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Other Changes Add (Deduct)	Balance at End of Year
Allowance for doubtful accounts:				
January 31, 2001	$ 508,640	$485,100	$(604,440) (A)	$389,300
January 31, 2000	$ 440,900	$611,760	$(544,020) (A)	$508,640
January 31, 1999	$ 384,100	$482,110	$(425,310) (A)	$440,900
Allowance for redemption of extended service warranty contracts:				
January 31, 2001	$ 467,000	$ —	$(198,000)	$269,000
January 31, 2000	$ 843,000	$ —	$(376,000)	$467,000
January 31, 1999	$1,270,000	$ —	$(427,000)	$843,000

(A) Amounts represent write-off of uncollectible receivables.

APPENDICES

AGREEMENT AND PLAN OF MERGER

AMONG

TWEETER HOME ENTERTAINMENT GROUP, INC.,

TWT ACQUISITION CORP.

AND

SOUND ADVICE, INC.

JUNE 1, 2001

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of June 1, 2001, among Tweeter Home Entertainment Group, Inc., a Delaware corporation ("BUYER"), TWT Acquisition Corp., a Florida corporation and a wholly owned subsidiary of Buyer ("ACQUISITION SUB"), and Sound Advice, Inc., a Florida corporation (the "COMPANY").

WHEREAS the respective Boards of Directors of Buyer, Acquisition Sub and the Company have approved the acquisition of the Company by Buyer on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS the respective Boards of Directors of Buyer, Acquisition Sub and the Company have each approved the merger of Acquisition Sub into the Company (the "MERGER"), upon the terms and subject to the conditions set forth in this Agreement, whereby each outstanding share (collectively, the "SHARES") of common stock, par value $0.01 per share, of the Company (the "COMPANY COMMON STOCK"), other than those Shares of Company Common Stock owned directly or indirectly by Buyer, will be converted into the right to receive that number of shares of common stock, par value $.01 per share, of Buyer ("BUYER COMMON STOCK") equal to the Exchange Number (as defined below); and

WHEREAS Buyer, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Buyer, Acquisition Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Florida Business Corporation Act (the "CORPORATION LAW"), Acquisition Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). Following the Effective Time, the separate corporate existence of Acquisition Sub shall cease and the Company shall continue as the surviving corporation (the "SURVIVING CORPORATION") and shall succeed to and assume all the rights and obligations of Acquisition Sub in accordance with the Corporation Law.

Section 1.02. Closing.   The closing of the Merger will take place at 10:00 a.m. (Miami time) on a date to be selected by the parties, at the offices of Greenberg, Traurig, P.A., counsel to the Company, provided, however, that unless otherwise agreed to in writing by the parties, the closing shall take place within three days of the satisfaction or waiver of the conditions set forth in Article VII (the "CLOSING DATE").

Section 1.03. Effective Time.   Subject to the provisions of this Agreement, on the Closing Date, the parties shall file Articles of Merger or other appropriate documents (in any such case, the "ARTICLES OF MERGER") executed in accordance with the relevant provisions of the Corporation Law and shall make all other filings or recordings required under the Corporation Law. The Merger shall become effective at such time as the Articles of Merger is duly filed with the Florida Secretary of State, or at such other time as Acquisition Sub and the Company shall agree should be specified in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the "EFFECTIVE TIME").

Section 1.04. Effects of the Merger.   The Merger shall have the effects set forth in the applicable provisions of the Corporation Law.

Section 1.05. Articles of Incorporation and Bylaws.

(a) The Articles of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law; provided that Article I thereof shall be amended to provide that the corporate name of the Surviving Corporation is "Sound Advice, Inc.".

(b) The bylaws of Acquisition Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law; provided that Article I thereof shall be amended to provide that the corporate name of the Surviving Corporation is "Sound Advice, Inc.".

Section 1.06. Directors.   The directors of Acquisition Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07. Officers.   The officers of Acquisition Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATES

Section 2.01. Effect on Capital Stock.   As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of Acquisition Sub:

(a) **Capital Stock of Acquisition Sub.**   Each issued and outstanding share of capital stock of Acquisition Sub shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation.

(b) **Cancellation of Buyer Owned Stock.**   Each share of Company Common Stock that is held by any subsidiary of the Company and each share of Company Common Stock that is owned by Buyer, Acquisition Sub or any other subsidiary of Buyer shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) **Conversion of Company Common Stock.**   Each Share (other than Shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive from Buyer that number of shares of Buyer Common Stock as is equal to the Exchange Number (the "MERGER CONSIDERATION"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest. As used herein, the term "EXCHANGE NUMBER" means:

(i) to the extent the Buyer Common Stock Fair Market Value is between $21 and $30, the Exchange Number shall be 1;

(ii) to the extent the Buyer Common Stock Fair Market Value is $30 or greater, the Exchange Number shall be a number equal to a fraction, the numerator of which is 30 and the denominator of which is the Buyer Common Stock Fair Market Value; and

(iii) to the extent the Buyer Common Stock Fair Market Value is below $21, the Exchange Number shall be a number equal to a fraction, the numerator of which is 21 and the denominator of which is the Buyer Common Stock Fair Market Value.

As used herein the Buyer Common Stock Fair Market Value means the average daily closing price of one share of Buyer Common Stock as reported by Nasdaq for the 5 business days ending two days prior to the Closing Date.

(d) **Company Stock Options.** The outstanding stock options of the Company shall be treated as set forth in Section 6.07 hereof.

Section 2.02. Exchange of Certificates.

(a) **Transfer Agent.** Prior to the Effective Time, Buyer shall designate a bank or trust company to act as transfer agent in the Merger (the "TRANSFER AGENT"), and, from time to time on, prior to or after the Effective Time, Buyer shall make available, or cause the Surviving Corporation to make available, to the Transfer Agent sufficient shares of Buyer Common Stock necessary for the transfer of the Merger Consideration upon surrender of certificates representing Shares as part of the Merger pursuant to Section 2.01. The issuance of the Buyer Common Stock to the holders of the Shares pursuant to this Agreement will be pursuant to an effective registration statement on Form S-4 under the Securities Act of 1933, as amended (the "S-4 REGISTRATION STATEMENT").

(b) **Exchange Procedure.** As soon as reasonably practicable after the Effective Time, the Transfer Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented Shares (the "CERTIFICATES"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Transfer Agent and shall be in a form and have such other provisions as Buyer may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Transfer Agent or to such other agent or agents as may be appointed by Buyer, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Transfer Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for the Shares theretofore represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, transfer of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such transfer shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration for each Shares theretofore represented by such Certificate which shall have been converted pursuant to Section 2.01. No interest will be paid or will accrue on the Merger Consideration upon the surrender of any Certificate. In the event any Certificate shall have been lost, stolen or destroyed, Buyer may, in its discretion and as a condition precedent to the payment of the Merger Consideration in respect of the shares represented by such Certificate, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Buyer, the Surviving Corporation or the Transfer Agent.

(c) **No Further Ownership Rights in Company Common Stock.** All Merger Consideration received upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Transfer Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) **No Fractional Securities.** No certificates or scrip representing fractional Buyer Common Stock shall be issued in connection with the Merger, and such fractional interest shall not entitle the owner thereof to vote or to any rights of a stockholder. In lieu of any such fractional shares, each holder of Shares who would otherwise have been entitled to a fraction of a share of Buyer Common Stock upon surrender of stock certificates for exchange pursuant to this Article II shall be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the average closing price for a share of Buyer Common Stock on the Nasdaq National Market for the five (5) trading days ending two business days prior to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer and Acquisition Sub that, other than as supplemented or modified by information set forth in the Company SEC Documents and the disclosure schedules referenced below, the following statements are correct and complete as of the date of this Agreement:

Section 3.01. Organization. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority could not be reasonably expected to (i) prevent or materially delay the consummation of the Merger, or (ii) have a material adverse effect (as defined in Section 9.03) on the Company. The Company and each of its subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing could not reasonably be expected to have a material adverse effect on the Company or prevent or materially delay the consummation of the Merger. The Company has made available to Buyer complete and correct copies of its Articles of Incorporation and Bylaws and the certificates of incorporation and bylaws (or similar organizational documents) of the Company's subsidiaries.

Section 3.02. Subsidiaries. Other than those disclosed in the Company SEC Documents, the only subsidiaries of the Company are listed in Section 3.02(a) of the disclosure schedule annexed hereto as Annex 1 (the "COMPANY DISCLOSURE SCHEDULE"). All the outstanding shares of capital stock of each such subsidiary are owned by the Company, by another wholly owned subsidiary of the Company or by the Company and another wholly owned subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "LIENS") except as otherwise specified on Section 3.02(a) of the Company Disclosure Schedule, and are duly authorized, validly issued, fully paid and nonassessable. The Company also owns the partnership and joint venture interests identified in Section 3.02(b) of the Company Disclosure Schedule free and clear of any Liens. Except as otherwise specified in Section 3.02(b) of the Company Disclosure Schedule, the Company owns 100% of such partnership and joint venture interests. Except for the capital stock of its subsidiaries, the partnership interests in the partnerships listed in Section 3.02(b) of the Company Disclosure Schedule and the Company's ownership interest in certain incidental investments (the aggregate book value of which do not exceed $5,000), the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity.

Section 3.03. Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock. At the close of business on May 1, 2001, (i) 4,073,745 shares of Company Common Stock were issued and outstanding, and (ii) 1,004,000 shares of Company Common Stock were reserved for issuance upon exercise of outstanding and future grants of Company Stock Options (as defined in Section 6.07), of which 970,500 options were issued and outstanding and 33,500 options were available for grant under the Company's Option Plans (not including the 500,000 increase in the number of shares issuable under the Company's Amended and Restated 1999 Stock Option Plan, which increase has been approved by the Company's Board of Directors but is subject to the approval of its shareholders (the "PROPOSED INCREASE"). Except as set forth above, and except for shares issued upon the exercise of Company Stock Options since May 1, 2001 and the Proposed Increase, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company have been issued or reserved for issuance. Except for those rights (the "RIGHTS AGREEMENT RIGHTS") outstanding under the 1997 Common Stock Purchase Rights Agreement (the "RIGHTS AGREE-MENT") there are no outstanding rights under any Company rights agreement. All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, rights of first refusal or other transfer restrictions or conditions. There are no bonds, debentures, notes or other indebtedness of the Company having the right to (i) convert into or that are exchangeable for any capital stock, securities or equity interests of the Company or (ii) vote (or convertible into, or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above, there are not any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound obligating the Company or, any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of the Company or of any of its subsidiaries or instruments convertible into any of the foregoing or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are not any outstanding contractual obligations (i) of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or (ii) of the Company to vote or to dispose of any shares of the capital stock of any of its subsidiaries. Except as set forth in Section 3.03 of the Company Disclosure Schedule, there are no restrictions on the right of the Company to vote or dispose of any shares of the capital stock of its subsidiaries.

Section 3.04. Authority.   The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of the terms of this Agreement and the Merger by the holders of a majority of the Shares (the "COMPANY STOCKHOLDER APPROVAL")). The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (in each case, other than, with respect to the Merger, the Company Stockholder Approval). This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Buyer and Acquisition Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally.

Section 3.05. Consents and Approvals; No Violations.   Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the rules and regulations promulgated thereunder (including the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement relating to any required approval by the Company's stockholders of this Agreement and the Merger (the "PROXY STATEMENT")), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and Section 607 of the Corporation Law, or state securities or blue sky laws neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of the Company or of the similar organizational documents of any of its subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "GOVERNMENTAL ENTITY") (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings could not reasonably be expected to have a material adverse effect on the Company or prevent or materially delay the consummation of the Merger), (iii) except as set forth in Section 3.05 of the Company Disclosure Schedule, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound.

Section 3.06. SEC Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to Buyer true and complete copies of, all forms, reports, schedules, statements and other documents (other than preliminary materials) required to be filed by it under the Exchange Act or the Securities Act of 1933 (the "SECURITIES ACT") (such forms, reports, schedules, statements and other documents, including any financial statements or schedules included therein, are referred to as the "COMPANY SEC DOCUMENTS"). The Company SEC Documents, at the time filed, except to the extent subsequently amended and on file with the SEC, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Except to the extent revised or superseded by a subsequently filed Company SEC Document, the Company SEC Documents and such press release do not contain an untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents, as well as the Company's financial statements as of and for the twelve months ended January 31, 2001 (the "BALANCE SHEET DATE") heretofore delivered to Buyer, as of the dates thereof comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments, none of which will be material) the consolidated financial position of the Company and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. None of the Company's subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

Section 3.07. Absence of Certain Changes or Events. Except as set forth in Section 3.07 of the Company Disclosure Schedule, since the Balance Sheet Date, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice, and there has not been any material adverse change (as defined in Section 9.03) with respect to the Company. Except as contemplated by Section 6.07 or as set forth in Section 3.07 of the Company Disclosure Schedule, since the Balance Sheet Date, there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company's capital stock or any redemption, purchase or other acquisition of any of its capital stock, (ii) any split, combination or reclassification of any of the Company's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) any material change in accounting methods, principles or practices by the Company (except insofar as may be required by a change in generally accepted accounting principles or adoption of a new accounting pronouncement), (iv) (V) any amendment or modification to any Company Stock Option Plan (as defined below) or any Company Stock Options (as defined below), (W) any granting by the Company or any of its subsidiaries to any executive officer of the Company or any of its subsidiaries of any increase in compensation, except in the ordinary course of business (including in connection with promotions) consistent with past practice or as was required under employment agreements in effect as of the Balance Sheet Date, (X) any granting by the Company or any of its subsidiaries to any such officer of any increase in severance or termination pay, except as was required under employment, severance or termination agreements and listed on Section 3.15 of the Company Disclosure Schedule, (Y) except employment arrangements in the ordinary course of business consistent with past practice with employees other than any executive officer of the Company, any entry by the Company or any of its subsidiaries into any employment, severance or termination agreement with any such employee or executive officer, or (Z) except as contemplated by Section 6.07, any increase in or establishment of any bonus, insurance, deferred compensation, pension, retirement, profit-sharing, stock option (including the granting of stock options, stock appreciation rights, performance awards or restricted stock awards or the amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan or agreement or arrangement, (v) any damage, destruction or loss, whether or not covered by insurance, that has or reasonably could be expected to have a material adverse effect on the Company, (vi) any amendments or changes in the Articles of Incorporation or Bylaws of the Company, (vii) any material revaluation by the Company of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business, or (viii) any other action or event that would have required the consent of Buyer pursuant to Section 5.01 had such action or event occurred after the date of this Agreement.

Section 3.08. No Undisclosed Liabilities. Except as and to the extent set forth in Section 3.08 of the Company Disclosure Schedule, as of the Balance Sheet Date, neither the Company nor any of its subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be reasonably expected to have a material adverse effect on the Company or that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto). Since the Balance Sheet Date, except as and to the extent set forth in Section 3.08 of the Company Disclosure Schedule and except for liabilities or obligations incurred in the ordinary course of business consistent with past practice (but excluding in any case, any such liabilities resulting from any breach or default of any Company obligation), neither the Company nor any of its subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be reasonably expected to have a material adverse effect on the Company, or would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto).

Section 3.09. Brokers; Fees and Expenses. No broker, investment banker, financial advisor or other person, other than US Bancorp Piper Jaffray, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 3.10. Benefit Plans.

(a) Except as set forth in Section 3.10 of the Company Disclosure Schedule, each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (a "PENSION PLAN"), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) (a "WELFARE Plan") and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, compensation, deferred compensation, bonuses, severance, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its subsidiaries for the benefit of any present or former employee, officer or director (each of the foregoing, a "BENEFIT PLAN") has been administered in all material respects in accordance with its terms. Except as set forth in Section 3.10 of the Company Disclosure Schedule, the Company and its subsidiaries and all the Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), all other applicable laws and all applicable collective bargaining agreements. Section 3.10 of the Company Disclosure Schedule sets forth a list of all material Benefit Plans. Except as set forth in Section 3.10 of the Company Disclosure Schedule, none of the Welfare Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by Part 6 of

Title I, Subtitle B of ERISA and Section 4980B of the Code or applicable state law. Except as set forth in Section 3.10 of the Company Disclosure Schedule, to the knowledge of the Company, no fiduciary of a Benefit Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to result in any material liability to the Company. Each Benefit Plan intended to qualify under section 401(a) of the Code and each trust intended to qualify under section 501(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service (the "SERVICE"), and nothing has occurred which would reasonably be expected to impair such determination. All contributions required to be made with respect to any Benefit Plan pursuant to the terms of the Benefit Plan or any collective bargaining agreement, have been made on or before their due dates.

(b) None of the Pension Plans is subject to Title IV of ERISA and none of the Company or any other person or entity that, together with the Company, is or was treated as a single employer under Section 414 of the Code or pursuant to Title IV of ERISA (each, including the Company, a "COMMONLY CONTROLLED ENTITY") has any liability under Title IV of ERISA (whether actual or contingent) with respect to a Pension Plan, or to any other employee pension benefit plan that is or was maintained, contributed to or required to be contributed to by a Commonly Controlled Entity (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due), which liability has not been fully paid.

(c) No Commonly Controlled Entity is required to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from any multiemployer plan where such withdrawal has resulted or would result in any "withdrawal liability" (within the meaning of Section 4201 of ERISA) that has not been fully paid or as to which a commonly controlled entity would have liability pursuant to Section 4212(c) of ERISA.

(d) Neither the Company nor any trustee, administrator, other fiduciary or any other "party in interest" or "disqualified person" with respect to the Pension Plans or Welfare Plans, has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) that could result in a material tax or penalty on the Company under Section 4975 of the Code or Section 502(i) of ERISA.

(e) Each Welfare Plan which covers or has covered employees or former employees of Company and which is a "group health plan," as defined in Section 607(l) of ERISA, has been operated in compliance in all material respects with provisions of Part 6 of Title 1, Subtitle B of ERISA and Section 4980B of the Code at all times. No Welfare Plan provides any health or life insurance benefits for retired or former employees, except as required by Part 6 of Title 1, Subtitle B of ERISA and Section 4980B of the Code, or applicable state law.

(f) Each Benefit Plan that is a Welfare Plan may be amended or terminated at any time after the Effective Time without material liability to the Company or its subsidiaries.

Section 3.11. Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement, will, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Company Stockholders Meeting (as defined in Section 6.02), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Buyer or Acquisition Sub specifically for inclusion or incorporation by reference therein.

Section 3.12. Vote Required. The affirmative vote of the holders of a majority of the votes entitled to be cast of the outstanding shares of Company Common Stock is the only vote of the holders of any class of capital stock of the Company necessary to approve this Agreement and the Merger. The Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions approving this Agreement and the Merger.

Section 3.13. Litigation. Except as set forth in Section 3.13 of the Company Disclosure Schedule, there is no claim, action, suit, investigation or proceeding pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any of its respective properties which would have a material adverse effect on the Company.

Section 3.14. Compliance with Laws; No Defaults. The Company is not in violation of any statute, law, ordinance, regulation, rule, judgment, decree, order, writ, injunction, permit or license or other authorization or approval of any Governmental Entity applicable to its business or operations, except for violations and failures to comply that have not had and would not result in a material adverse effect. Each material contract to which the Company or any of its assets are bound (a "COMPANY CONTRACT") is a valid, binding and enforceable obligation of the Company and in full force and effect, and the Company is not in default under any Company Contract, except as set forth in Section 3.14 of the Company Disclosure Schedule and except where the failure of any such Company Contract to be valid, binding and enforceable and in full force and effect, or such default, would not have a material adverse effect. The Company has all permits and licenses necessary to carry on the business conducted by it as of the date hereof, except where the failure to have such permit or license would not, individually or in the aggregate, have a material adverse effect.

Section 3.15. Labor Matters. The Company is not a party to or subject to any collective bargaining agreements. Except as set forth on Section 3.15 of the Company Disclosure Schedule, the Company has no material written or oral contracts with any Company employee or any other person with regard to employment, severance or other similar matters. There have been no strikes or work slowdowns pending against or affecting the Company.

Section 3.16. Intellectual Property. The Company has all rights to use all of its Intellectual Property, in the manner used by the Company in the operation of its business, except (other than with respect to the use of the name "Sound Advice" in the State of Florida) where the failure to have such rights would not, individually or in the aggregate, have a material adverse effect. As used herein, the term "Intellectual Property" means all licenses, patents, copyrights, designs and drawings, engineering and manufacturing documents, technical manuals, patterns, processes, formulae, know-how, trade secrets, trademarks, service marks, trade names, inventions and discoveries (whether patentable or not), computer software, and other similar rights, and specifically include without limitation the name "Sound Advice;" and all applications therefor and registrations thereof, and specifically including any and all rights to sue for past, present and future infringement or other violations of, and all goodwill associated with, any of the foregoing.

Section 3.17. Taxes. Except as set forth on Section 3.17 of the Company Disclosure Schedule:

(a) The Company and each affiliated group (within the meaning of Section 1504 of the Code) of which the Company is or has been a member, has timely filed (or has had timely filed on its behalf) all material Tax Returns required by applicable law to be filed by it prior to the date hereof, and all such material Tax Returns were true, correct and complete in all material respects.

(b) The Company has paid (or has had paid on its behalf) all Taxes shown due with respect to Tax Returns filed prior to the date hereof;

(c) The federal income Tax Returns of the Company have been examined and settled with the Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all years through 1996;

(d) The Company and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes;

(e) The Company is not party to any tax allocation, tax sharing, tax indemnity or similar agreement (whether or not in writing), arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority); and

(f) No federal, state, local or foreign audits or administrative proceedings are presently pending with regard to any material Taxes or Tax Return of the Company and the Company has not received a written notice of any proposed audit or proceeding regarding any pending audit or proceeding.

As used herein "Taxes" (including the term "TAX") shall mean any and all taxes, charges, fees, levies or other similar assessments imposed by the Service or any other taxing authority (whether domestic or foreign) (a "TAXING AUTHORITY"), and such term shall include any interest, penalties or additional amounts with respect to any such taxes, charges, fees, levies or other assessments. "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority (foreign or domestic) with respect to Taxes.

Section 3.18. Environmental.   To the Company's knowledge, no Hazardous Material has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released at, on or under any property now or, to the knowledge of the Company, previously owned, leased or operated by the Company; and the Company has not received any notice under the citizen suit provisions of any Environmental Law or any request for information, notice, demand letter, or notice of any claim or legal proceeding with respect to any Environmental Law; excluding any of the foregoing that would not have a material adverse effect on the Company.

As used herein, the term "Environmental Laws" shall mean any and all applicable federal, state, county or local laws, ordinances or regulations relating to the generation, discharge, release, containment, storage, transportation, disposal, assessment or cleanup of Hazardous Materials or other contaminants or similar materials, including without limitation the following: (1) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C.ss.9601 et seq.; (2) the Toxic Substances Control Act, 15 U.S.C.ss.2101 et seq.; (3) the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C.ss.136; (4) the Hazardous Materials Transportation Act, 49 U.S.C. ss.ss.1801 to 1812; (5) the Federal Water Pollution Control Act, 32 U.S.C.ss.1251 et seq.; (6) the Federal Solid Waste Disposal Act; (7) the Federal Clean Air Act, 42 U.S.C.ss.1857 et seq.; and (8) any other federal, state, county, or local statutes or implementing regulations (or any other statutes or implementing regulations of any other Governmental Entity) relating to, regulating, or having jurisdiction over, any environmental contamination or Hazardous Material (as hereinafter defined).

As used herein, the term "Hazardous Material" shall mean any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance or oil or other petroleum product, including as any of the foregoing may be defined in any Environmental Law.

SECTION 3.19. Insurance.   Section 3.19 of the Company Disclosure Schedule accurately lists all material policies of insurance relating to the Company or its business currently maintained by the Company. Except to the extent that the following would not have a material adverse effect: (a) all such insurance is in full force and effect, (b) all premiums, including any current retrospective premiums or other like arrangement with respect to such policies of insurance have been paid when due; and (c) no notice of cancellation or termination has been received by the Company with respect to any such policy of insurance, and no claim is currently reserved or under any policy of insurance.

Section 3.20. Liens and Encumbrances.   Except as set forth on Section 3.20 of the Company Disclosure Schedule, the Company has good and marketable title to all of its assets, free and clear of all Liens other than Liens for Taxes which are not due and payable, and except to the extent that title defects or Liens would not have a material adverse effect on the Company.

Section 3.21. Full Disclosure.   (i) No statement contained in this Agreement or in any certificate or schedule furnished or to be furnished by the Company or its subsidiaries to Buyer or Acquisition Sub in, or pursuant to the provisions of, this Agreement, and (ii) none of the monthly consolidated financial statements for February and March 2001 heretofore furnished by the Company to Buyer, including the accompanying commentary, contains or will contain any untrue statement of a material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

<center>ARTICLE IV</center>

<center>REPRESENTATIONS AND WARRANTIES OF BUYER AND ACQUISITION SUB</center>

Buyer and Acquisition Sub represent and warrant to the Company that, other than as supplemented or modified by information set forth in the Buyer SEC Documents and the disclosure schedules referenced below, the following statements are correct and complete as of the date of this Agreement:

Section 4.01. Organization.   Each of Buyer and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority could not be reasonably expected to (i) prevent or materially delay the consummation of the Merger, or (ii) have a material adverse effect (as defined in Section 9.03) on Buyer. Buyer and each of its subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing could not reasonably be expected to have a material adverse effect on Buyer or prevent or materially delay the consummation of the Merger. Buyer has made available to the Company complete and correct copies of its Certificate of Incorporation and Bylaws and the certificates of incorporation and bylaws (or similar organizational documents) of Buyer's subsidiaries.

Section 4.02. Subsidiaries.   Other than those disclosed in the Buyer SEC Documents, the only subsidiaries of Buyer are listed in Section 4.02(a) of the disclosure schedule annexed hereto as Annex 2 (the "BUYER DISCLOSURE SCHEDULE"). All the outstanding shares of capital stock of each such subsidiary are owned by Buyer, by another wholly owned subsidiary of Buyer or by Buyer and another wholly owned subsidiary of Buyer as set forth in Section 4.02(a) of the Buyer Disclosure Schedule, free and clear of all Liens, and are duly authorized, validly issued, fully paid and nonassessable. Buyer also owns the partnership and joint venture interests identified in Section 4.02(b) of the Buyer Disclosure Schedule free and clear of any Liens. Except as otherwise specified in Section 4.02(b) of the Buyer Disclosure Schedule, Buyer owns 100% of such partnership and joint venture interests. Except for the capital stock of its subsidiaries, the capital stock of the Company, the partnership interests in the partnerships listed in Section 4.02(b) of the Buyer Disclosure Schedule and Buyer's ownership interest in certain publicly traded companies (the aggregate market value of which do not exceed $5,000,000), Buyer does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture or other entity.

Section 4.03. Capitalization.   The authorized capital stock of Buyer consists of 30,000,000 shares of Buyer Common Stock and 10,000,000 shares of preferred stock. At the close of business on May 1, 2001, 18,709,024 shares of Company Common Stock were issued and outstanding and no shares of Buyer preferred stock were issued and outstanding. As of September 30, 2000, 4,190,780 shares of Buyer Common Stock were reserved for issuance upon exercise of outstanding and future grants of Buyer Stock Options (as defined in Section 6.07), of which 1,927,060 options were issued and outstanding and 2,263,720 options were available for grant under the Buyer's option plans. Except as set forth above, and except for shares issued (i) upon the exercise of Buyer Stock Options since September 30, 2000, (ii) shares issued or issuable pursuant to the transactions described in Section 4.07 of the Buyer Disclosure Schedule, and (iii) except as permitted pursuant to Section 5.02(c), as of the date of this Agreement, no shares of capital stock or other voting securities of Buyer were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Buyer are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to

<center>A-12</center>

preemptive rights, rights of first refusal or other transfer restrictions or conditions. There are no bonds, debentures, notes or other indebtedness of Buyer having the right to (i) convert into or that are exchangeable for any capital stock, securities or equity interests of Buyer or (ii) vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Buyer may vote. Except as set forth above, there are not any securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Buyer or any of its subsidiaries is a party or by which any of them is bound obligating Buyer or, any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of Buyer or of any of its subsidiaries or instruments convertible into any of the foregoing or obligating Buyer or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are not any outstanding contractual obligations (i) of Buyer or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Buyer or (ii) of Buyer to vote or to dispose of any shares of the capital stock of any of its subsidiaries. Except as set forth in Section 4.03 of the Buyer Disclosure Schedule, there are no restrictions on the right of Buyer to vote or dispose of any shares of the capital stock of its subsidiaries.

Section 4.04. Authority.   Buyer and Acquisition Sub have requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby (other than and subject to the stockholder approvals as described in Section 4.13). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer and Acquisition Sub and no other corporate proceedings on the part of Buyer and Acquisition Sub are necessary to authorize this Agreement or to consummate such transactions (other than and subject to the Buyer stockholder approval as described in Section 4.13 (the "BUYER STOCKHOLDER APPROVAL")). This Agreement has been duly executed and delivered by Buyer and Acquisition Sub, as the case may be, and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Buyer and Acquisition Sub enforceable against them in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally.

Section 4.05. Consents and Approvals; NO Violations.   Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act and the Exchange Act, the HSR Act and Section 252 of the Delaware Corporation Law and the Corporation Law, state securities and blue sky laws neither the execution, delivery or performance of this Agreement by Buyer and Acquisition Sub nor the consummation by Buyer and Acquisition Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate/Articles of Incorporation or bylaws of Buyer and Acquisition Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings could not be reasonably expected to prevent or materially delay the consummation of the Merger), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Buyer or Acquisition Sub is a party or by which either of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or Acquisition Sub or any of their properties or assets, except in the case of clauses (iii) and (iv) for violations, breaches or defaults which could not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Merger.

Section 4.06. SEC Reports and Financial Statements.   Buyer has filed with the SEC, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents (other than preliminary materials) required to be filed by it under the Exchange Act or the Securities Act) (such forms, reports, schedules, statements and other documents, including any financial statements or schedules included therein, are referred to as the "BUYER SEC

DOCUMENTS"). The Buyer SEC Documents, at the time filed, except to the extent subsequently amended and on file with the SEC, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Except to the extent revised or superseded by a subsequently filed Buyer SEC Document or by Buyer's annual/quarterly earnings press release dated April 18, 2001, the Buyer SEC Documents and such press release do not contain an untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Buyer included in the Buyer SEC Documents, as well as Buyer's financial statements as of and for the twelve months ended September 30, 2000 (the "BUYER BALANCE SHEET DATE") heretofore delivered to the Company, as of the dates thereof comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments, none of which will be material) the consolidated financial position of Buyer and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. None of Buyer's subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

  Section 4.07. Absence of Certain Changes or Events. Except as set forth in Section 4.07 of the Buyer Disclosure Schedule or as otherwise specifically permitted under this Agreement, since the Buyer Balance Sheet Date, there has not been any material adverse change (as defined in Section 9.03) with respect to Buyer. Except as contemplated by Section 5.02(c) or as set forth in Section 4.07 of the Buyer Disclosure Schedule, since the Buyer Balance Sheet Date, there has not been (i) any declaration, setting aside or payment of any dividend or other distribution with respect to Buyer's capital stock or any redemption, purchase or other acquisition of any of its capital stock, (ii) any split, combination or reclassification of any of Buyer's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) any material change in accounting methods, principles or practices by Buyer (except insofar as may be required by a change in generally accepted accounting principles), (iv) (V) any amendment or modification to any Buyer Stock Option Plan (as defined below) or any Buyer Stock Options (as defined below), (W) any granting by Buyer or any of its subsidiaries to any executive officer of Buyer or any of its subsidiaries of any increase in compensation, except in the ordinary course of business (including in connection with promotions) consistent with past practice or as was required under employment agreements in effect as of the Buyer Balance Sheet Date, (X) any granting by Buyer or any of its subsidiaries to any such officer of any increase in severance or termination pay, except as was required under employment, severance or termination agreements in effect as of the Buyer Balance Sheet Date and listed on Section 4.16 of the Buyer Disclosure Schedule, or (Y) except as contemplated by Section 6.07, any increase in or establishment of any bonus, insurance, deferred compensation, pension, retirement, profit-sharing, stock option (including the granting of stock options, stock appreciation rights, performance awards or restricted stock awards or the amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan or agreement or arrangement, (v) any damage, destruction or loss, whether or not covered by insurance, that has or reasonably could be expected to have a material adverse effect on Buyer, (vi) any amendments or changes in the Certificate of Incorporation or Bylaws of Buyer, (vii) any material revaluation by Buyer of any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business, or (viii) any other action or event that would have required the consent of Buyer pursuant to Section 5.01 had such action or event occurred after the date of this Agreement.

Section 4.08. No Undisclosed Liabilities.   As of the Buyer Balance Sheet Date, neither Buyer nor any of its subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be reasonably expected to have a material adverse effect on Buyer or that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Buyer and its subsidiaries (including the notes thereto). Since the Buyer Balance Sheet Date, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice (but excluding in any case, any such liabilities resulting from any breach or default of any Buyer obligation), neither Buyer nor any of its subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be reasonably expected to have a material adverse effect on Buyer, or would be required by ge nerally accepted accounting principles to be reflected on a consolidated balance sheet of Buyer and its subsidiaries (including the notes thereto).

Section 4.09. Brokers; Fees and Expenses.   No broker, investment banker, financial advisor or other person, other than Deutsche Banc Alex. Brown, the fees and expenses of which will be paid by Buyer, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.10. Benefit Plans.

(a) Except as set forth in Section 4.10 of the Buyer Disclosure Schedule, each "employee pension benefit plan" (as defined in Section 3(2) of ERISA) (a "PENSION PLAN"), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) (a "WELFARE PLAN") and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, compensation, deferred compensation, bonuses, severance, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by Buyer or its subsidiaries for the benefit of any present or former employee, officer or director (each of the foregoing, a "BUYER BENEFIT PLAN") has been administered in all material respects in accordance with its terms. Buyer and its subsidiaries and all the Buyer Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code of 1986, as amended, all other applicable laws and all applicable collective bargaining agreements. Section 4.10 of the Buyer Disclosure Schedule sets forth a list of all material Buyer Benefit Plans. Except as set forth in Section 4.10(a) of the Buyer Disclosure Schedule, none of the Welfare Plans promises or provides retiree medical or other retiree welfare benefits to any person. To the knowledge of Buyer, no fiduciary of a Buyer Benefit Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to result in any material liability to Buyer. Each Buyer Benefit Plan intended to qualify under section 401(a) of the Code and each trust intended to qualify under section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which would reasonably be expected to impair such determination. All contributions required to be made with respect to any Buyer Benefit Plan pursuant to the terms of the Buyer Benefit Plan or any collective bargaining agreement, have been made on or before their due dates.

(b) None of the Pension Plans is subject to Title IV of ERISA and none of Buyer or any other person or entity that, together with Buyer, is or was treated as a single employer under Section 414 of the Code or pursuant to Title IV of ERISA (each, including Buyer, a "BUYER COMMONLY CONTROLLED ENTITY") has any liability under Title IV of ERISA (whether actual or contingent) with respect to a Pension Plan, or to any other employee pension benefit plan that is or was maintained, contributed to or required to be contributed to by a Buyer Commonly Controlled Entity (other than for contributions not yet due) or to the Pension Benefit Guaranty Corporation (other than for payment of premiums not yet due), which liability has not been fully paid.

(c) No Buyer Commonly Controlled Entity is required to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or has withdrawn from any multiemployer plan where such withdrawal has resulted or would result in any "withdrawal liability" (within the meaning of Section 4201 of ERISA) that has not been fully paid or as to which a commonly controlled entity would have liability pursuant to Section 4212(c) of ERISA.

(d) Neither Buyer nor any trustee, administrator, other fiduciary or any other "party in interest" or "disqualified person" with respect to the Pension Plans or Welfare Plans, has engaged in a "prohibited transaction" (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) that could result in a material tax or penalty on Buyer under Section 4975 of the Code or Section 502(i) of ERISA.

(e) Each Welfare Plan which covers or has covered employees or former employees of Buyer and which is a "group health plan," as defined in Section 607(l) of ERISA, has been operated in compliance in all material respects with provisions of Part 6 of Title 1, Subtitle B of ERISA and Section 4980B of the Code at all times. No Welfare Plan provides any health or life insurance benefits for retired or former employees, except as required by Part 6 of Title 1, Subtitle B of ERISA and Section 4980B of the Code, or applicable state law.

(f) Each Buyer Benefit Plan that is a Welfare Plan may be amended or terminated at any time after the Effective Time without material liability to Buyer or its subsidiaries.

Section 4.11. Information Supplied. None of the information supplied or to be supplied by Buyer or Acquisition Sub specifically for inclusion or incorporation by reference in the Proxy Statement will at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Buyer or Acquisition Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 4.12. Interim Operations of Acquisition Sub. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.13. Vote Required; Board Determination. The affirmative vote of the holders of a majority of the votes entitled to be cast of the outstanding shares of Buyer Common Stock is the only vote of the holders of any class of capital stock of Buyer necessary to approve the issuance of the Buyer Common Stock in the Merger. The Board of Directors of Buyer, at a meeting duly called and held, duly and unanimously adopted resolutions approving this Agreement and the Merger.

Section 4.14. Litigation. Except as set forth in Section 4.14 of the Buyer Disclosure Schedule, there is no claim, action, suit, investigation or proceeding pending against, or to the knowledge of Buyer, threatened against or affecting, Buyer or any of its respective properties which would have a material adverse effect on Buyer.

Section 4.15. Compliance with Laws; No Defaults. Buyer is not in violation of any statute, law, ordinance, regulation, rule, judgment, decree, order, writ, injunction, permit or license or other authorization or approval of any Governmental Entity applicable to its business or operations, except for violations and failures to comply that have not had and would not result in a material adverse effect. Each material contract to which Buyer or any of its assets are bound (a "BUYER CONTRACT") is a valid, binding and enforceable obligation of Buyer and in full force and effect, and Buyer is not in default under any Buyer Contract, except where the failure of any such Buyer Contract to be valid, binding and enforceable and in full force and effect, or such default, would not have a material adverse effect. Buyer has all permits and licenses necessary to carry on the business conducted by it as of the date hereof, except where the failure to have such permit or license would not, individually or in the aggregate, have a material adverse effect.

Section 4.16. Labor Matters. Buyer is not a party to or subject to any collective bargaining agreements. Except as set forth on Section 4.16 of the Buyer Disclosure Schedule, Buyer has no material written or oral contracts with any Buyer employee or any other person with regard to employment, severance or other similar matters. There have been no strikes or work slowdowns pending against or affecting Buyer.

Section 4.17. Intellectual Property. Except as set forth on Section 4.17 of the Buyer Disclosure Schedule, Buyer has all rights to use all of its Intellectual Property, in the manner used by Buyer in the operation of its business, except (other than with respect to the name "Tweeters") where the failure to have such rights would not, individually or in the aggregate, have a material adverse effect. As used herein, the term "Intellectual Property" means all licenses, patents, copyrights, designs and drawings, engineering and manufacturing documents, technical manuals, patterns, processes, formulae, know-how, trade secrets, trademarks, service marks, trade names (including, without limitation, the name "Tweeter"), inventions and discoveries (whether patentable or not), computer software, and other similar rights; and all applications therefor and registrations thereof, and specifically including any and all rights to sue for past, present and future infringement or other violations of, and all goodwill associated with, any of the foregoing.

Section 4.18. Taxes.

(a) Buyer and each affiliated group (within the meaning of Section 1504 of the Code) of which Buyer is or has been a member, has timely filed (or has had timely filed on its behalf) all material Tax Returns required by applicable law to be filed by it prior to the date hereof, and all such material Tax Returns were true, correct and complete in all material respects.

(b) Buyer has paid (or has had paid on its behalf) all Taxes shown due with respect to Tax Returns filed prior to the date hereof;

(c) The federal income Tax Returns of Buyer have been examined and settled with the Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all years through 1997;

(d) Buyer and its subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes;

(e) Buyer is not party to any tax allocation, tax sharing, tax indemnity or similar agreement (whether or not in writing), arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority);

(f) Neither Buyer nor any affiliate is obligated to make any payments that may constitute "excess parachute payments," as defined in Section 280G of the Code; and

(g) No federal, state, local or foreign audits or administrative proceedings are presently pending with regard to any material Taxes or Tax Return of Buyer and Buyer has not received a written notice of any proposed audit or proceeding regarding any pending audit or proceeding.

Section 4.19. Environmental. Except as set forth on Section 4.19 of the Buyer Disclosure Schedule: to the Buyer's knowledge, no Hazardous Material has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released at, on or under any property now or, to the knowledge of Buyer, previously owned, leased or operated by Buyer; and Buyer has not received any notice under the citizen suit provisions of any Environmental Law or any request for information, notice, demand letter, or notice of any claim or legal proceeding with respect to any Environmental Law; excluding any of the foregoing that would not have a material adverse effect on Buyer.

Section 4.20. Insurance. Section 4.20 of the Buyer Disclosure Schedule accurately lists all material policies of insurance relating to Buyer or its business currently maintained by Buyer. Except to the extent that the following would not have a material adverse effect: (a) all such insurance is in full force and effect, (b) all premiums, including any current retrospective premiums or other like arrangement with respect to such policies of insurance have been paid when due; and (c) no notice of cancellation or termination has been received by Buyer with respect to any such policy of insurance, and no claim is currently reserved or under any policy of insurance.

Section 4.21. Liens and Encumbrances.   Except as set forth on Section 4.21 of the Buyer Disclosure Schedule, Buyer has good and marketable title to all of its assets, free and clear of all Liens other than Liens for Taxes which are not due and payable, and except to the extent that title defects or Liens would not have a material adverse effect on Buyer.

Section 4.22. Full Disclosure.   No statement contained in this Agreement or in any certificate or schedule furnished or to be furnished by Buyer or its subsidiaries to the Company in, or pursuant to the provisions of, this Agreement, contains or will contain any untrue statement of a material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE V

COVENANTS

Section 5.01. Covenants of the Company.   The Company agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement or the Company Disclosure Schedule):

(a) **Ordinary Course.**   The Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course and the Company shall, and shall cause its subsidiaries to, use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers, landlords and others having business dealings with the Company and its subsidiaries.

(b) **Dividends; Changes in Stock.**   The Company shall not, and shall not permit any of its subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or its subsidiaries or any other securities thereof.

(c) **Issuance of Securities.**   The Company shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, or amend or modify any agreement or obligation in effect on the Balance Sheet Date with respect to: any shares of its capital stock of any class or any securities or other instruments convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities or instruments, or any other ownership interest (including stock appreciation rights or phantom stock) other than (i) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement under stock option plans as in effect as of the Balance Sheet Date and in accordance with the terms of such Company Stock Options, (ii) issuances by a wholly-owned subsidiary of the Company of its capital stock to its parent, (iii) the termination of its ESOP pursuant to this Agreement or (iv) up to 33,500 shares or securities convertible into shares issued in the ordinary course of business.

(d) **Governing Documents.**   The Company shall not, and shall not permit any of its subsidiaries to, amend or propose to amend its Articles of Incorporation or bylaws (or similar organizational documents).

(e) **No Acquisitions**.   The Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Buyer, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any substantial assets of (other than inventory and equipment in the ordinary course consistent with past practice, to the extent not otherwise prohibited by this Agreement), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof.

(f) **No Dispositions**.   Other than dispositions in the ordinary course of business consistent with past practice, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Buyer, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise transfer or dispose of, any of its assets.

(g) **Indebtedness**.   The Company shall not, and shall not permit any of its subsidiaries to, (i) incur (which shall not be deemed to include credit agreements, lines of credit or similar agreements until borrowings are made under such agreements) any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any obligation or debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice under the Company's credit facility existing and in effect on the date of this Agreement, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than, with respect to both clause (i) and (ii) above, to the Company or any direct or indirect wholly owned subsidiary of the Company.

(h) **Advice of Changes; Filings**.   The Company shall confer with Buyer on a regular and frequent basis as reasonably requested by Buyer, report on operational matters and promptly advise Buyer orally and, if requested by Buyer, in writing of any change or event having, or which, insofar as can reasonably be foreseen, is likely to have, a material adverse effect on the Company. The Company shall promptly provide to Buyer (or its counsel) copies of all filings made by the Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(i) **Accounting Changes.**   The Company shall not make any material change, other than as required by the SEC or law, with respect to any accounting methods, principles or practices used by the Company (except insofar as may be required by a change in generally accepted accounting principles, of which the Company shall promptly notify Buyer).

(j) **Discharge of Liabilities**.   Except for fees and expenses related to the transactions contemplated herein, the Company shall not, and shall not permit any of its subsidiaries to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of (i) liabilities recognized or disclosed in the Company's most recent financial statements within the Company's most recently filed Annual Report on Form 10-K, (ii) liabilities not required by generally accepted accounting principles to be recognized or disclosed therein and incurred in the ordinary course of business consistent with past practice or (iii) liabilities incurred since the date of such financial statements in the ordinary course of business consistent with past practice. The Company shall not, and shall not permit any of its subsidiaries to, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party.

(k) **Compensation of Company Employees**.   Except as provided in Section 3.07 of the Company Disclosure Schedule or in Section 6.07 or in the proviso below, the Company and its subsidiaries will not, without the prior written consent of Buyer, except as may be required by law, (i) enter into, adopt, amend or terminate any Company employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any director, executive officer or current or former key employee, (ii) increase in any manner or amend the compensation or fringe benefits of, or pay any bonus to, any director, executive officer or key employee, except as required by any Company employee benefit plan or agreement with such employees as in effect as of the Balance Sheet Date, (iii) enter into, adopt, amend or terminate any Company employee benefit plan or other benefit plan or agreement, arrangement, plan or policy for the benefit of any employees who are not directors, executive officers or current or former key employees of the Company, other than increases in the compensation of employees made in the ordinary course of business consistent with past practice, or (iv) pay any benefit not required by any plan or arrangement as in effect as of the Balance Sheet Date (including the granting of, acceleration of exercisability of or vesting of stock options, stock appreciation rights or restricted stock).

(l) **Material Contracts**.   Except in the ordinary course of business consistent with past practice, and except as necessary to implement the terms of this Agreement and the other agreements entered into by the Company pursuant to this Agreement, neither the Company nor any of its subsidiaries shall (i) enter into, modify, amend or terminate any material contract or agreement to which the Company or such subsidiary is or is to become a party, or (ii) waive, release or assign any material rights or claims; provided that in no event shall the Company enter into, modify, amend or terminate any lease of real estate, or waive, release or assign any material rights or claims thereunder, without Buyer's prior written consent.

(m) **No Dissolution, Etc**.   The Company shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation of the Company or any of its subsidiaries.

(n) **Tax Election**.   Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company shall not make any tax election or settle or compromise any material income tax liability.

(o) **Financial Statements**.   The Company shall promptly provide Buyer with copies of its internal monthly financial reports.

(p) **Benefit Plans**.   The Company shall, and shall cause its subsidiaries to, (i) afford Buyer, and the officers, employees, accountants, counsel and other representatives of Buyer, access, during normal business hours, to all records and information relating to the Company's Benefit Plans and the administration thereof, upon reasonable notice and subject to restrictions contained in confidentiality agreements, and (ii) in the event that Buyer's investigations reveal any noncompliance with law or with the terms of any such Benefit Plans, cooperate with Buyer in undertaking promptly all such remedial steps and making all such tax and other filings as Buyer may reasonably recommend.

(q) **General**.   The Company shall not, and shall not permit any of its subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions described in this Section 5.01.

Section 5.02. Covenants of Buyer and Acquisition Sub.   Buyer agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement or Buyer Disclosure Schedule):

(a) **Ordinary Course.**   Buyer shall, and shall cause its subsidiaries to, use all reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers, landlords and others having business dealings with Buyer and its subsidiaries.

(b) **Dividends; Changes in Stock**.   Buyer shall not, and shall not permit any of its subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by a direct or indirect wholly owned subsidiary of Buyer to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of Buyer or its subsidiaries or any other securities thereof.

(c) **Issuance of Securities.**   Buyer shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, or amend or modify any agreement or obligation in effect on Buyer Balance Sheet Date with respect to: any shares of its capital stock of any class or any securities or other instruments convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities or instruments, or any other ownership interest (including stock appreciation rights or phantom stock) other than (i) the issuance of shares of Buyer Common Stock upon the exercise of Buyer Stock Options outstanding on the date of this Agreement under stock option plans as in effect as of the Buyer Balance Sheet Date and in accordance with the terms of such Buyer

Stock Options, (ii) issuances by a wholly-owned subsidiary of Buyer of its capital stock to its parent (iii) the issuance, between the Buyer Balance Sheet Date and the Closing Date, of no more than 750,000 stock options under existing Buyer Stock Option Plans, and (iv) an amendment to the Buyer Stock Option Plan to increase the number of options issuable in order to accommodate the transaction contemplated by this Agreement.

(d) **Governing Documents.** Buyer shall not, and shall not permit any of its subsidiaries to, amend or propose to amend its certificate of incorporation or bylaws (or similar organizational documents). Notwithstanding the foregoing, Buyer agrees to amend its certificate of incorporation, the Buyer Stock Option Plans, the Registration Statement on Form S-8 registering issuances under the Buyer Stock Option Plans, and any other governing or similar documents as shall be necessary to give effect to the transactions contemplated in this Agreement.

(e) **No Acquisitions.** Buyer shall not, and shall not permit any of its subsidiaries to, without the prior written consent of the Company, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any substantial assets of (other than inventory and equipment in the ordinary course consistent with past practice, to the extent not otherwise prohibited by this Agreement), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof for consideration in excess of $10,000,000 (the "Permitted Acquisitions").

(f) **Indebtedness.** Except as set forth in Section 5.02(f) of the Buyer Disclosure Schedule, and other than to Buyer or any direct or indirect wholly owned subsidiary of Buyer, Buyer shall not, and shall not permit any of its subsidiaries to incur (which shall not be deemed to include credit agreements, lines of credit or similar agreements until borrowings are made under such agreements) any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Buyer or any of its subsidiaries, guarantee any obligation or debt securities of others, enter into any "keep-well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice and borrowings in connection with Permitted Acquisitions, in either case under Buyer's existing credit facility, as in effect on the date of this Agreement or as amended to be increased to allow borrowing of up to $75.0 million accordance with negotiations underway as of the date of this Agreement.

(g) **Advice of Changes; Filings.** Buyer shall confer with the Company on a regular and frequent basis as reasonably requested by the Company, report on operational matters and promptly advise the Company orally and, if requested by the Company, in writing of any change or event having, or which, insofar as can reasonably be foreseen, is likely to have, a material adverse effect on Buyer. Buyer shall promptly provide to the Company (or its counsel) copies of all filings made by Buyer with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(h) **Accounting Changes.** Buyer shall not make any material change, other than as required by the SEC or law, with respect to any accounting methods, principles or practices used by Buyer (except insofar as may be required by a change in generally accepted accounting principles, of which Buyer shall promptly notify the Company and except in accordance with the implementation of new pronouncements or regulations adopted by the financial accounting standards board relating to the impairment of goodwill in connection with acquisitions).

(i) **No Dissolution, Etc.** Buyer shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation of Buyer or any of its subsidiaries.

(j) **Tax Election.** Except as set forth in Section 4.18 of the Buyer Disclosure Schedule, Buyer shall not make any tax election or settle or compromise any material income tax liability.

(k) **Financial Statements.** Buyer shall promptly provide the Company with copies of its internal monthly financial reports.

(l) **General.** Buyer shall not, and shall not permit any of its subsidiaries to, authorize any of, or commit or agree to take any of, the foregoing actions described in this Section 5.02.

Section 5.03. Other Actions.

(a) Except as contemplated by Section 5.01, the Company shall not, and shall not permit any of its subsidiaries to, take any action that could reasonably be expected to result in (i) any of the representations and warranties of the Company set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions to the Merger set forth in Article VII hereof not being satisfied in all material respects.

(b) Except as contemplated by Section 5.02, the Buyer shall not, and shall not permit any of its subsidiaries to, take any action that could reasonably be expected to result in (i) any of the representations and warranties of the Buyer set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions to the Merger set forth in Article VII hereof not being satisfied in all material respects.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Registration Statement/Proxy Statement; Quotation on Nasdaq National Market.

(a) As promptly as practicable after the execution of this Agreement, the Company and Buyer shall prepare and file with the SEC preliminary proxy materials which shall constitute the preliminary Proxy Statement and a preliminary prospectus with respect to the Buyer Common Stock to be issued in connection with the Merger. As promptly as practicable after comments are received from the SEC with respect to the preliminary proxy materials and after the furnishing by the Company and Buyer of all information required to be contained therein (including, without limitation, financial statements and supporting schedules and certificates and reports of independent public accountants), the Company and Buyer shall file with the SEC the definitive Proxy Statement and Buyer shall file with the SEC the Registration Statement, which Proxy Statement and Registration Statement shall each comply in all material respects with the applicable requirements of the Exchange Act and Securities Act, respectively, and the applicable rules and regulations of the SEC thereunder. Buyer and the Company shall use their reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable.

(b) The Company and Buyer shall cause the Proxy Statement to be mailed to their respective stockholders and, if necessary, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material and, if required in connection therewith, resolicit proxies.

(c) Each of Buyer and Acquisition Sub, on the one hand, and the Company, on the other hand, warrants to the other that the information provided and to be provided by Buyer and Acquisition Sub and the Company, respectively (or incorporated by reference to filings made with the SEC by Buyer and the Company, respectively), for use in each of the Registration Statement, on the date the Registration Statement becomes effective, and the Proxy Statement, on the date the Proxy Statement is filed with the SEC and on the date it is first mailed to the Company's stockholders and the date it is first mailed to Buyer's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Buyer and Acquisition Sub, on the one hand, and the Company, on the other, shall notify the other parties promptly of the receipt of any comments by the SEC and of any request by the SEC for amendments or supplements to the preliminary Proxy Statement, the Proxy Statement or the Registration Statement or for additional information, and shall supply one another with copies of all correspondence with the SEC with respect to any of the foregoing. If at any time prior to the Special Meeting, any event should occur relating to Buyer or Acquisition Sub (or any of their respective affiliates, directors or officers) which should be described in an amendment or supplement to the Proxy Statement or the Registration Statement, Buyer shall promptly inform the Company. If at any time prior to the Buyer Stockholders' Meeting, any event should occur relating to the Company, its subsidiaries or any of their respective affiliates, directors or officers which should be described in an amendment or supplement to the Proxy Statement or the Registration Statement, the Company shall promptly inform Buyer. Whenever any event occurs which should be described in an amendment or supplement to the Proxy Statement or the Registration Statement, Buyer and the Company shall, upon learning of such event, cooperate with each other promptly to file and clear with the SEC and, if applicable, mail such amendment or supplement to the stockholders of the Company and Buyer.

(d) Buyer shall use its best efforts to obtain approval for quotation on the Nasdaq National Market, upon official notice of issuance, of the Buyer Common Stock to be issued pursuant to the Merger.

Section 6.02. Company Stockholder Approval.

(a) The Company, acting through its Board of Directors (the "COMPANY BOARD"), shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (the "COMPANY STOCKHOLDERS MEETING") of its stockholders as soon as practicable for the purpose of approving and adopting the plan of merger set forth in this Agreement and approving the Merger, and, shall include in the Company Proxy Statement the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of the plan of merger set forth in this Agreement and approval of the Merger, subject only to Section 6.14.

(b) Buyer agrees to cause all Shares owned by Buyer or any subsidiary of Buyer to be voted in favor of the Company Stockholder Approval.

(c) The Company hereby consents and agrees to the inclusion in the Proxy Statement of the recommendation of the Company's Board, subject to any modification, amendment or withdrawal thereof.

(d) In connection with the Merger, the Company shall cause its transfer agent to furnish Acquisition Sub promptly with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish to Acquisition Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Buyer may reasonably request. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the documents necessary to consummate the Merger, Buyer and Acquisition Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their best efforts to cause their agents to deliver, to the Company all copies of such information then in their possession or control.

Section 6.03. Buyer Stockholder Approval. Buyer, acting through its Board of Directors (the "BUYER BOARD"), shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (the "BUYER STOCKHOLDERS MEETING") of its stockholders as soon as practicable for the purpose of approving (a) the issuance of the Buyer Common Stock as the Merger Consideration pursuant to this Agreement; and (b) an increase to the number of shares of Buyer Common Stock issuable under Buyer's stock option plan; and, shall include in the Proxy Statement the recommendation of Buyer Board that the stockholders of Buyer vote in favor of such issuance and increase.

Section 6.04. Buyer Registration Statement.   Buyer agrees to file a Registration Statement on Form S-4 (or such other form as may be deemed appropriate by the SEC) with the SEC to register the issuance of the Buyer Common Stock being issued pursuant to the merger (the "S-4 REGISTRATION STATEMENT"). Buyer also agrees to file a Registration Statement on Form S-3 (or equivalent or successor form) to register the resale of the Buyer Common Stock being issued to affiliates (as the term is used under Rule 145 of the Exchange Act) (the "S-3 REGISTRATION STATEMENT"), pursuant to the terms and conditions set forth in the Registration Rights Agreement by and among the Buyer and certain Company shareholders dated as of the date hereof.

Section 6.05. Access to Information.   Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which the Company and Buyer are subject (from which they shall use reasonable efforts to be released), the Company and Buyer shall, and shall cause each of their subsidiaries to, afford to the other and to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours to all their respective properties, books, contracts, commitments and records and, during such period, the Company and Buyer shall (and shall cause each of their subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to SEC requirements, and (b) all other information concerning its business, properties and personnel as the other may reasonably request. Except as otherwise agreed to by the Company and Buyer, and notwithstanding termination of this Agreement, the terms of the confidentiality letter agreement, dated May 1, 2001, between the Company and Buyer shall apply to all information about the Company and Buyer which has been furnished under this Agreement by either company to the other or any other person covered by such agreement.

Section 6.06. Reasonable Efforts.   Each of the Company, Buyer and Acquisition Sub agrees to use its reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger. Each of the Company, Buyer and Acquisition Sub will, and the Company shall cause each of its subsidiaries to, use its reasonable efforts to take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by Buyer, Acquisition Sub, the Company or any of their subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of or hold separate any material assets.

Section 6.07. Company Stock Options; Plans.

(a) The Company shall, effective as of the Effective Time, cause each outstanding option to purchase Company Common Stock (a "COMPANY STOCK OPTION") issued pursuant to the Company's Amended and Restated 1999 Stock Option Plan and its 1986 Stock Option Plan (the "COMPANY STOCK OPTION PLANS"), whether or not exercisable or vested, to become fully exercisable and vested. The Company and Buyer shall cause each Company Stock Option that is outstanding to be exchanged for fully exercisable and vested options to purchase shares of Buyer Common Stock ("BUYER STOCK OPTIONS"), in an amount equal to the product of the Exchange Number times the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option. Such Buyer Stock Options shall have an exercise price equal to the original exercise price for the Company Stock Options divided by the Exchange Number and shall be covered, as of the Closing, by an effective registration statement on Form S-8.

(b) Except as may otherwise be agreed by Buyer or Acquisition Sub and the Company, the Company Stock Option Plan shall terminate as of the Effective Time, and no holder of Company Stock Options or any participant in the Company Stock Option Plan shall have any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

(c) Except as may otherwise be agreed by Buyer or Acquisition Sub and the Company, all other plans, programs or arrangements providing for the issuance or grant of any other interest or payment in respect of the capital stock of the Company or any of its subsidiaries shall terminate as of the Effective Time, and no participant in any such plans, programs or arrangements shall have any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

Section 6.08. Confidentiality.   Prior to the Closing, each of Buyer and Acquisition Sub shall, and shall cause its affiliates (as defined in Section 9.03) and its and their employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose, or use for any purpose other than evaluating the Merger, any information of any kind concerning the Company and its business; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Buyer, Acquisition Sub, any of their respective affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers, (ii) information that is or becomes available to Buyer, Acquisition Sub, any of their respective affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers on a nonconfidential basis and other than in breach of any confidentiality obligation, and (iii) information that is required to be disclosed by Buyer, Acquisition Sub, any of their respective affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers as a result of any applicable law, rule or regulation of any Governmental Entity; and provided further that Buyer promptly shall notify the Company of any disclosure pursuant to the foregoing clause (iii). Promptly after any termination of this Agreement, Buyer, Acquisition Sub and their representatives shall return to the Company or destroy all copies of documentation with respect to the Company that were supplied by or on behalf of the Company pursuant to this Agreement, without retaining any copy thereof, and destroy any notes or analyses Buyer, Acquisition Sub and/or their representatives may have prepared containing information derived from such materials.

Prior to the Closing, the Company shall, and shall cause its affiliates (as defined in Section 9.03) and its employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose, or use for any purpose other than evaluating the Merger, any information of any kind concerning Buyer and its business; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Buyer, any of its affiliates or any of its employees, agents, accountants, legal counsel or other representatives or advisers, (ii) information that is or becomes available to the Company, any of its affiliates or any of its employees, agents, accountants, legal counsel or other representatives or advisers on a nonconfidential basis and other than in breach of any confidentiality obligation, and (iii) information that is required to be disclosed by the Company, any of its affiliates or any of its employees, agents, accountants, legal counsel or other representatives or advisers as a result of any applicable law, rule or regulation of any Governmental Entity; and provided further that the Company promptly shall notify Buyer of any disclosure pursuant to the foregoing clause (iii). Promptly after any termination of this Agreement, the Company and its representatives shall return to Buyer or destroy all copies of documentation with respect to Buyer that were supplied by or on behalf of Buyer pursuant to this Agreement, without retaining any copy thereof, and destroy any notes or analyses the Company and/or its representatives may have prepared containing information derived from such materials.

Section 6.09. Fees and Expenses; Certain Payments.

(a) Except as provided below in this Section 6.09, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, Buyer shall be responsible for all filing fees required under the HSR Act in connection with the Merger and the transactions contemplated hereby.

(b) The Company shall immediately pay or cause to be paid to Buyer a termination fee in the amount of $4.0 million if (1) the Company terminates this Agreement pursuant to Sections 8.01(d)(iv), or (2) Buyer terminates this Agreement pursuant to Section 8.01(c)(iv).

Section 6.10. Indemnification; Insurance.

(a) Buyer and Acquisition Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers (the "INDEMNIFIED PARTIES") of the Company and its subsidiaries as provided in their respective Certificate/Articles of Incorporation or bylaws (or similar organizational documents) or existing indemnification contracts shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) For not less than six years from the Effective Time, Buyer shall maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Buyer); PROVIDED, HOWEVER, that Buyer may substitute therefor a policy or policies of at least the same coverage and amounts containing terms that are no less advantageous in any material respect to the Indemnified Parties; and, PROVIDED, FURTHER, that in no event shall Buyer be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, PROVIDED, FURTHER, that if the annual premiums of such insurance coverage exceed such amount, Buyer shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) This Section 6.10 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, Buyer, the Surviving Corporation and the Indemnified Parties and their respective heirs, personal representatives, successors and assigns, and shall be binding on all successors and assigns of Buyer and the Surviving Corporation.

Section 6.11. Employment and Benefit Arrangements.

(a) From and after the Effective Time, Buyer shall cause the Surviving Corporation to honor all employment, severance, termination and retirement agreements to which the Company is a party and which are listed on Section 3.15 of the Company Disclosure Schedule, as such agreements are in effect on the date hereof, including but not limited to the base salary or hourly rate and commission arrangements, at not less than the base salary or hourly rate and commission arrangements then applicable to such employee and to provide such benefits, holidays, vacation days, and similar benefits as are, in the aggregate, substantially comparable to those then in effect for such Employees. As used herein, "Employee" means all employees of the Company immediately prior to the Effective Time.

(b) For a one-year period following the Effective Time, Buyer shall cause the Surviving Corporation to continue to provide those employees of the Surviving Corporation at the Effective Time, so long as they remain employees of the Surviving Corporation, with benefits that are, in the aggregate, no less favorable to such employees as are the benefits of the Company provided to such employees immediately prior to the Effective Time.

(c) As soon as practicable following the Effective Time, Buyer and the Surviving Corporation shall cause to be transferred (i) from the Sound Advice 401K Plan (the "COMPANY SAVINGS PLAN") to the savings plan sponsored by Buyer and the Surviving Corporation (the "BUYER SAVINGS PLAN"), and the Buyer Savings Plan shall assume, the account balance liability as of the date of transfer for each Employee who participated in the Company Savings Plan prior to the Closing Date (the "ELIGIBLE EMPLOYEES"), and (ii) from the trust relating to the Company Savings Plan, an amount in cash or other property, including participant loans, acceptable to the trustee of the Buyer Savings Plan equal to the sum of the account values (as of the date of transfer) of each Eligible Employee. The Company shall not be obligated to cause any amount to be transferred to the Buyer Savings Plan or the trust thereunder until Buyer provides evidence (such as a favorable determination letter from the Internal Revenue Service, an opinion of counsel or other reasonably satisfactory evidence) reasonably acceptable to the Company that such plan and trust satisfy the requirements for qualification under Section 40l(a) of the Internal Revenue Code (the "CODE"). Each Eligible Employee shall be entitled on the date of transfer to a nonforfeitable account balance under the Buyer Savings Plan that is not less than such Eligible Employee's nonforfeitable account balance under the Company Savings Plan immediately prior to such transfer. Buyer agrees to permit any Eligible Employee who has an unpaid loan balance under the Company Savings Plan to continue to repay such loan under the Buyer Savings Plan under the same terms as such loan was required to be repaid under the Company Savings Plan.

(d) Buyer and the Surviving Corporation shall take all actions required so that Employees shall receive service credit under the Surviving Corporation's vacation and compensation programs, for the duration of their service with the Company.

(e) For purposes of vesting and eligibility, Buyer and the Surviving Corporation shall, with respect to each benefit required to be provided under the terms of this Section 6.11, credit each Employee with all service credited to the Employee under the Company's corresponding plan, policy, program or arrangement applicable to such Employee as of the Effective Time.

(f) Buyer and the Surviving Corporation shall credit each Employee with any vacation and sick days accrued as of the Effective Time in accordance with the terms of the Company's vacation and sick day policies in effect as of such date.

(g) Medical and Dental Plans

(i) Effective as of the Effective Time, the Surviving Corporation shall make enrollment available to all Employees and their eligible dependents without any waiting period in a Buyer plan or plans providing medical and dental benefits (the "BUYER MEDICAL PLANS"), to the extent such individuals were eligible for coverage under the Company Medical Plans. Such Buyer Medical Plans shall waive any restrictions and limitations for pre-existing conditions for all Employees and shall give credit to each Employee for any deductibles and out-of-pocket expenses paid during the current plan year by such Employee under Company's applicable medical and dental Plans (hereinafter collectively referred to as the "COMPANY MEDICAL PLANS").

(ii) The Surviving Corporation shall be responsible for medical and dental expenses covered under the terms of the Buyer Medical Plans. If an Employee or a covered dependent of an Employee enrolled in the Company Medical Plans is hospitalized on the Effective Time, the Company Medical Plans shall continue to provide coverage for such person until he or she is discharged from the hospital, to the extent coverage is provided under the terms of the Company Medical Plans.

(iii) The Surviving Corporation, shall provide the benefits, if any, required from and after the Effective Time pursuant to section 4980B of the Code or Part 6 of Title I of ERISA for any Employee who is or becomes entitled to such continuation medical coverage from the Company or Buyer or Acquisition Sub on or after the Effective Time. (h) The provisions of this Section 6.11 are not intended to create rights of third party beneficiaries.

(i) Notwithstanding anything contained herein to the contrary, nothing in this Section 6.11 shall be deemed to be a commitment on the part of Buyer or the Surviving Corporation to provide employment to any person for any period of time and, except as otherwise provided in this Section 6.11, nothing herein shall be deemed to prevent Buyer or the Surviving Corporation from amending or terminating any benefit plan or arrangement in accordance with its terms.

Section 6.12. Rights Agreement Amendment. Subject to the terms and conditions of this Agreement, the Company shall promptly enter into an amendment to the Rights Agreement (the "RIGHTS AGREEMENT AMENDMENT") pursuant to which the Rights Agreement and the Rights Agreement Rights will not be applicable to the Merger, and consummation of the Merger shall not result in a "Distribution Date" under the Rights Agreement or in Buyer or Acquisition Sub or their affiliates being an "Acquiring Person" or in the Rights Agreement Rights becoming exercisable.

Section 6.13. Takeover Statutes. If Sections 0901 or 0902 of the Florida Corporation Law or any other "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (each a "TAKEOVER STATUTE") is or may become applicable to (i) the Merger; (ii) Buyer; (iii) any Company Common Stock as to which Buyer has the right to vote or to direct voting; or (iv) Buyer's ability to directly or indirectly acquire the Company Common Stock, the Company shall, to the maximum extent permissible by law, waive the provisions and protections of any such Takeover Statute, and take all other such actions as may be necessary to eliminate or minimize the effects of any Takeover Statute to Buyer.

Section 6.14. No Solicitation.

(a) From the date hereof until the termination of this Agreement, the Company agrees that neither it nor any of the officers or directors shall, and that it shall direct and use its best reasonable efforts to cause its officers, directors, employees, investment bankers, consultants, attorneys and other agents not to, directly or indirectly, take any action to solicit, initiate, encourage or facilitate the making of any Acquisition Proposal or any inquiry with respect thereto or engage in discussions or negotiations with any person with respect thereto, or disclose any non-public information relating to the Company or afford access to the properties, books or records of the Company to any person that has made any Acquisition Proposal; provided, that nothing contained in this Section 6.14 shall prevent the Company, after providing prior notice thereof to Buyer that it is taking such action, from furnishing non-public information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal received from such person that the Company Board determines in good faith is reasonably likely to lead to a Superior Proposal, so long as (i) the Company has received prior to the date hereof an executed confidentiality agreement or prior to furnishing non-public information to, or entering into discussions or negotiations with, such person, the Company receives from such person an executed confidentiality agreement containing standard terms and conditions and (ii) the Company Board determines in good faith, based on such matters that it deems relevant, but in any event upon the advice of independent legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company's shareholders under applicable law; provided, further, that nothing contained in this Agreement shall prevent the Company or its board of directors from complying with Rule 14e-2 or 14d-9 under the 1934 Act with regard to an Acquisition Proposal.

(b) The Company will (i) promptly (and in no event later than 48 hours after the receipt of any Acquisition Proposal) notify (which notice shall be provided in writing and shall identify the person making such Acquisition Proposal and set forth the material terms thereof) Buyer after receipt of any Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal, and (ii) keep Buyer informed on a current basis of the status and content of any discussions or negotiations with any third party regarding any Acquisition Proposal. The Company will, and will cause the other applicable persons listed in the first sentence of Section 6.14(a) to, immediately cease and cause to be terminated all discussions and negotiations, if any, that have taken place prior to the date hereof with any parties with respect to any Acquisition Proposal, except as set forth in the proviso in Section 6.14(a).

(c) Except as set forth in this Section 6.14(c), the Company Board shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Buyer, its approval or recommendation of this Agreement, or any of the transactions contemplated hereby, including the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause the Company to enter into any agreement (including, without limitation, any letter of intent but excluding any confidentiality agreement) with respect to any Acquisition Proposal. Notwithstanding the foregoing, if the Company Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that it is necessary to do so in order to comply with its fiduciary duties under applicable law, it may (1) withdraw or modify, or propose publicly to withdraw or modify, its approval and recommendation of this Agreement, or any of the transactions contemplated hereby, including the Merger, (2) approve or recommend, or propose publicly to approve or recommend, a Superior Proposal or (3) cause the Company to enter into an agreement with respect to a Superior Proposal, but in the case of clause (3) only after the expiration of three (3) business days after the date on which the Company provides written notice to Buyer advising that the Company Board has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal during which period the Company Board shall consider any revised offer submitted by Buyer in its discretion (a "BUYER REVISED OFFER"). Prior to or concurrently with entering into an agreement (including a letter of intent) with respect to a Superior Proposal, the Company shall terminate this Agreement pursuant to Section 8.01(d)(iv).

For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries, or the acquisition of any equity interest in, or a substantial portion of the assets of, or any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of, the Company or any of its subsidiaries, other than for an amount of assets not material to the Company and its subsidiaries taken as a whole, that the Company has no reason to believe would lead to a Change of Control of the Company (or to the acquisition of a substantial portion of the assets of the Company and its subsidiaries). For purposes of this Agreement, "Superior Proposal" means any bona fide Acquisition Proposal (i) on terms that the Company Board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees included in the Acquisition Proposal, expense reimbursement provisions and conditions to consummation and after payment of the termination fee provided in Section 6.09(b) hereof) are more favorable to the Company's shareholders than the terms and conditions of this Agreement and the Merger and any Buyer Revised Offer, taken as a whole, (ii) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Company Board, and (iii) pursuant to which no less than 100% of the Company Common Stock (or a corresponding amount of the assets of the Company and its subsidiaries) is proposed to be acquired. For purposes of this Agreement, "Change of Control" means any event or occurrence, or series of related events or occurrences, pursuant to which 20% or more of the voting power of the Company is acquired by a third party or group acting in concert in connection with the transactions contemplated by any Acquisition Proposal.

Section 6.15. Notice of Events.   The Company and Buyer shall promptly notify each other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced, or to the knowledge of the Company or Buyer, as the case may be, threatened, against or otherwise affecting the Company or Buyer, as the case may be, which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13 (in the case of the Company) or Section 4.14 (in the case of Buyer) or which relate to the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS

Section 7.01. Conditions to Each Party's Obligation to Effect the Merger.   The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a) This Agreement and the Merger shall have been approved and adopted by the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Company Common Stock;

(b) The approval of Buyer's stockholders as described in Section 6.03 shall have been obtained;

(c) The S-4 Registration Statement and the S-3 Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of either Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC, and the Buyer Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to notice of issuance;

(d) All consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity or other regulatory body required in connection with the execution, delivery and performance of this Agreement, the failure to obtain which would prevent the consummation of the Merger or have a material adverse effect on the Company, shall have been obtained without the imposition of any condition having a material adverse effect on Company;

(e) If applicable, early termination shall have been granted or applicable waiting periods shall have expired under the HSR Act;

(f) No Governmental Entity or other regulatory body (including any court of competent jurisdiction) shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order or decree, or any final and nonappealable ruling, permanent injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal, materially restricting or in any way preventing or prohibiting the Merger or the transactions contemplated by this Agreement; PROVIDED, HOWEVER, that each of the parties shall have used reasonable efforts (subject to the other terms and conditions of this Agreement) to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered prior to it having become final and nonappealable.

Section 7.02. Conditions to Obligations of Buyer and Acquisition Sub to Effect the Merger. The obligations of Buyer and Acquisition Sub to effect the Merger are further subject to satisfaction or waiver at or prior to the Effective Time of the following conditions.

(a) There shall not have occurred any change, condition, event or development that has resulted in, or could reasonably be expected to result in, a material adverse effect on the Company;

(b) The representations and warranties of the Company in this Agreement that are qualified by materiality shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time;

(c) The representations and warranties of the Company in this Agreement that are not qualified by materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time;

(d) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement;

(e) An officer of the Company shall have delivered to Buyer and Acquisition Sub a certificate to the effect that each of the conditions specified in Sections 7.02(a), (b), (c) and (d) is satisfied in all respects;

(f) All authorizations, consents, waivers and approvals from parties to contracts or other agreements to which any of the Company or its subsidiaries is a party, or by which any of them is bound, as may be required to be obtained by them in connection with the performance of this Agreement, the failure to obtain which would prevent the consummation of the Merger or have, individually or in the aggregate, a material adverse effect on Company shall have been obtained (provided that the failure to obtain a landlord's consent which, upon the payment of a customary fee no greater than $1000 would be reasonably expected to be obtained, shall not be deemed to be material);

(g) Buyer shall have received an opinion, dated the Effective Time, of Greenberg Traurig, P.A., counsel to the Company, in form and substance reasonably satisfactory to Buyer, with respect to the matters set forth in Sections 3.01, 3.02, 3.03 and 3.04 (including as to the Company Stockholder Approval) hereof;

(h) No suit, action or proceeding before any court or any governmental or regulatory authority shall have been commenced and be pending by any person against the Company, Buyer, Acquisition Sub or any of their affiliates, associates, officers or directors (i) challenging the Merger, seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or seeking to obtain any substantial damages relating to the consummation of the transactions contemplated by this Agreement, or (ii) seeking to prohibit or impose any material limitation on the ownership or operation by Buyer, Acquisition Sub (or any of their respective affiliates or subsidiaries) of all or any portion of the business or assets of the Company or any of its subsidiaries, (iii) seeking to impose any material limitation upon the ability of Buyer (or any of its affiliates) effectively to acquire or hold or to exercise full rights of ownership of the Company and its subsidiaries, or (iv) which otherwise is reasonably likely to have a material adverse effect on the Company or Buyer;

(i) The Company shall have either terminated the Rights Agreement or effected the Rights Agreement Amendment; and

(j) At the mailing date of the Proxy Statement and the date of the Buyer Stockholders Meeting, the Proxy Statement shall not contain, with respect to the information provided by the Company, any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein not misleading.

Section 7.03. Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) There shall not have occurred any change, condition, event or development that has resulted in, or could reasonably be expected to result in, a material adverse effect on Buyer.

(b) The representations and warranties of Buyer and Acquisition Sub in this Agreement that are qualified by materiality shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time;

(c) The representations and warranties of Buyer and Acquisition Sub in this Agreement that are not qualified by materiality shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time;

(d) Buyer and Acquisition Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement;

(e) An officer of Buyer and Acquisition Sub shall have delivered to the Company a certificate to the effect that each of the conditions specified in Sections 7.03(a), (b) and (c) is satisfied in all respects;

(f) The Company shall have received an opinion, dated the Effective Time, of Goulston & Storrs, P.C., counsel to Buyer, in form reasonably satisfactory to the Company, with respect to the matters set forth in Sections 4.01, 4.02, 4.03 and 4.04 (including as to the Buyer Stockholder Approval) hereof;

(g) All authorizations, consents, waivers and approvals from parties to contracts or other agreements to which any of Buyer or its subsidiaries is a party, or by which any of them is bound, as may be required to be obtained by them in connection with the performance of this Agreement, the failure to obtain which would prevent the consummation of the Merger or have, individually or in the aggregate, a material adverse effect on Buyer shall have been obtained;

(h) At the mailing date of the Proxy Statement and the date of the Company Stockholders Meeting, the Proxy Statement shall not contain, with respect to the information provided by Buyer and Acquisition Sub, any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein not misleading; and

(i) No suit, action or proceeding before any court or any governmental or regulatory authority shall have been commenced and be pending by any person (i) against the Company's officers or directors seeking to obtain any substantial damages relating to the consummation of the transactions contemplated by this Agreement from the members of the Company's Board of Directors or officers individually, or (ii) against the Company challenging the Merger which is reasonably likely to have a material adverse effect on the Buyer.

ARTICLE VIII

Termination and Amendment

Section 8.01. Termination.   This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of this Agreement by the stockholders of the Company or of Buyer:

(a) by mutual written consent of Buyer and the Company;

(b) by either Buyer or the Company if any Governmental Entity shall have issued an order, injunction, decree or ruling or taken any other action (that has not been vacated, withdrawn or overturned) permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Company Common Stock pursuant to the Merger and such order, decree or ruling or other action shall have become final and nonappealable; PROVIDED, HOWEVER, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any party that has failed to perform its obligations under Section 6.06;

(c) by Buyer or Acquisition Sub, if

(i) (A) the representations and warranties of the Company in Section 3.03 shall not have been true and correct in all material respects when made, or (B) any other representation or warranty of the Company shall not have been true and correct in all material respects when made (and, in each case, the same has continued unremedied for ten (10) business days after the Company has received written notice from Buyer or Acquisition Sub of the occurrence of such failure to be true and correct), except in any case where such failure to be true and correct would not, in the aggregate, (x) have a material adverse effect on the Company, or (y) prevent or materially delay the consummation of the Merger; or (z) result in the conditions in Sections 7.02(b) or (c) being incapable of satisfaction;

(ii) (A) the representations and warranties of the Company in Section 3.03(other than representations and warranties made as of a specified date) shall have ceased at any later date to be true and correct in all material respects as if made as of such later date, or (B) any other representation or warranty of the Company (other than representations and warranties made as of a specified date) shall have ceased at any later date to be true and correct in all material respects as if made at such later date (and, in each case, the same has continued unremedied for ten (10) business days after the Company has received written notice from Buyer or Acquisition Sub of the occurrence of such failure to be true and correct), except in any case where such failure to be true and correct would not, (x) in the aggregate, have a material adverse effect or (y) prevent or materially delay the consummation of the Merger or (z) result in the conditions in Sections 7.02(b) or (c) being incapable of satisfaction;

(iii) the Company shall have failed to comply (after the passage of ten (10) business days after the Company has received notice from Buyer or Acquisition Sub of the failure) with any of its obligations or covenants contained herein except in any case where such failure to comply would not be reasonably likely to (x) have a material adverse effect with respect to the Company or (y) prevent or materially delay the consummation of the Merger; or (z) result in the conditions in Section 7.02(d) being incapable of satisfaction; or

(iv) the Board of Directors of the Company or any committee thereof shall have (A) failed to approve and recommend or shall have withdrawn or modified, or publicly proposed to withdraw or modify, in a manner adverse to Buyer or Acquisition Sub its approval or recommendation of the Merger or this Agreement or (B) approved or recommended, or publicly proposed to approve or recommend, any Acquisition Proposal; or

(v) the Company Stockholder Approval is not obtained by November 1, 2001.

(d) by the Company, if

(i) the representations or warranties of Buyer or Acquisition Sub shall not have been true and correct in all material respects when made (and the same has continued unremedied for ten (10) business days after either Buyer or Acquisition Sub has received written notice from the Company of the occurrence of such failure to be true and correct), except in any case where such failure to be true and correct would not, in the aggregate, (x) have a material adverse effect on the Company, or (y) prevent or materially delay the consummation of the Merger; or (z) result in the conditions in Sections 7.03(b) or (c) being incapable of satisfaction;

(ii) the representations or warranties of Buyer and Acquisition Sub (other than representations and warranties made as of a specified date) shall have ceased at any later date to be true and correct in all material respects as if made at such later date (and the same has continued unremedied for ten (10) business days after either Buyer or Acquisition Sub has received written notice from the Company of the occurrence of such failure to be true and correct), except in any case where such failure to be true and correct would not, (x) in the aggregate, have a material adverse effect or (y) prevent or materially delay the consummation of the Merger; or (z) result in the conditions in Sections 7.03(b) and (c) being incapable of satisfaction;

(iii) Buyer and Acquisition Sub shall have failed to comply with any of their obligations or covenants contained herein comply (after the passage of ten (10) business days after either Buyer or Acquisition Sub has received notice from the Company of the failure), except in any case where such failure to comply would not be reasonably likely to (x) have a material adverse effect with respect to Buyer and Acquisition Sub or (y) prevent or materially delay the consummation of the Merger; or (z) result in the conditions in Sections 7.03(d) being incapable of satisfaction;

(iv) prior to the Company Stockholder Approval, if the Company Board shall have received an Acquisition Proposal which the Company Board has determined in good faith is a Superior Proposal and the Company promptly following such termination enters into an agreement (including a letter of intent) providing for the transactions contemplated by such Superior Proposal after complying with Section 6.14(c) (including, without limitation, the expiration of the three (3) business day period set forth therein); provided that it shall be a condition to the effectiveness of such termination that the Company shall have made the payment referred to in Section 6.09(b) hereof;

(v) the Board of Directors of Buyer and Acquisition Sub or any committee thereof shall have failed to approve and recommend or shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation of the Merger, this Agreement, or the issuance of the Buyer Common Stock pursuant to the Merger; or

(vi) the Buyer Stockholder Approval is not obtained by November 1, 2001.

(e) by either Buyer or the Company if the Effective Time shall not have occurred on or before December 31, 2001, unless extended by agreement of the parties hereto.

(f) by either Buyer or the Company if the average daily closing price of one share of Buyer Common Stock, as reported by Nasdaq for the 5 business days ending two days prior to the Closing Date, is less than $18.

Section 8.02. Effect of Termination. In the event of a termination of this Agreement by any of the Company, Buyer or Acquisition Sub as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer, Acquisition Sub or the Company or their respective officers, directors, stockholders or affiliates, except with respect to Section 3.09, Section 4.09, the last sentence of Section 6.05, Section 6.08, Section 6.09, Section 6.14, this Section 8.02 and Article IX; PROVIDED, HOWEVER, that nothing herein shall relieve any party for liability for any breach hereof.

Section 8.03. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining the Company Stockholder Approval and the Buyer Stockholder Approval, but, after any such approvals, no amendment shall be made which by law requires further approval by such stockholders (or which reduces the amount or changes the Merger Consideration to be delivered to such stockholders) without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by mutual action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or, (iii) subject to the first sentence of Section 8.03, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

Miscellaneous

Section 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or, in the case of the Company, shall survive the acceptance for payment of, and payment for, Shares by Acquisition Sub pursuant to this Agreement. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

Section 9.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), sent by overnight courier (providing proof of delivery) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Buyer or Acquisition
Sub, to:

Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, MA 02021
Attention: Mr. Jeffrey Stone
Telecopy No.: (781) 830-3484
Confirm No.: (781) 830-3302

with a copy to:

Goulston & Storrs, P.C.
400 Atlantic Ave.
Boston, MA 02110
Attention: Kitt Sawitsky, Esq.
Telecopy No.: (617) 574-4112
Confirm No.: (617) 574-4036

and

(b) if to the Company, to:

Sound Advice, Inc.
1901 Tigertail Boulevard
Dania Beach, Florida 33004
Attention: Mr. Peter Beshouri
Telecopy No.: (954) 926-4300
Confirm No.: (954) 922-4434

with a copy to:

Greenberg, Traurig, PA
1221 Brickell Avenue
Miami, Florida 33131
Attention: Gary Epstein, Esq.
Telecopy No.: (305) 579-0717
Confirm No.: (305) 579-0500

Section 9.03. Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "INCLUDE," "INCLUDES" or "INCLUDING" are used in this Agreement, they shall be deemed to be followed by the words "WITHOUT LIMITATION." The phrase "MADE available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. As used in this Agreement, the term "SUBSIDIARY" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person, and the term "AFFILIATE" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act. As used in this Agreement, "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that, individually or in the aggregate with any such other changes or effects, is materially adverse to the business, prospects, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries taken as a whole. Notwithstanding the foregoing, a material adverse change or material adverse effect:

(a) shall not include (i) any material adverse change or material adverse effect caused by any change resulting from the announcement of the Merger, (ii) changes in general economic conditions or changes affecting generally the industries in which the Company operates, (iii) changes in trading prices for such party's capital stock, (iv) shareholder litigation arising from allegations of a breach of fiduciary duty relating to this Agreement, or (v) the impact of changes in GAAP; but

(b) with respect to the Company, shall in any case include any change, effect, condition, circumstance or fact as to which a representation, warranty or closing condition applies (without regard to exceptions for a material adverse effect) which would singly or in conjunction with any other change, effect, condition, circumstance or fact as to which a representation, warranty or closing condition applies (without regard to exceptions for a material adverse effect) either (i) prohibit or prevent, or be reasonably expected to prohibit or prevent, the continued operation in a manner consistent with the Company's past practices of any Company store or stores by Buyer following Closing which store or stores had aggregate sales revenues during the Company's fiscal year ended January 31, 2001, of more than $4.0 million; or (ii) result, or be reasonably expected to result (not including any resulting from changes in accounting methods that are not deviations from GAAP) in a liability or obligation of more than $4.0 million (provided, however, that, without limiting the foregoing, the liabilities and obligations to be aggregated in clause (ii) shall include (x) all amounts necessary to bring the Company into compliance with its representations and warranties made in Section 3.10 of this Agreement without regard to any disclosure made in Section 3.10 of the Company Disclosure Schedule and (y) all amounts reasonably required to be paid to obtain landlord consents required in order to effect the transactions contemplated by this Agreement).

Whenever "TO ITS KNOWLEDGE," "KNOWN" or a similar phrase is used to qualify a representation of the Company or Buyer, as the case may be, the "KNOWLEDGE" so referred to shall be deemed to be each and both of (a) the actual knowledge of the executive offices of the Company or Buyer, as the case may be, and (b) the knowledge that any of the foregoing persons would reasonably be expected to acquire in the prudent discharge of his or her duties with respect to the Company or Buyer, as the case may be.

Section 9.04. Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when said counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.05. Entire Agreement; Third Party Beneficiaries.   This Agreement (including the documents and the instruments referred to herein) (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.10, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 9.06. Governing Law.   This Agreement shall be governed and construed in accordance with the laws of the State of Florida and, to the extent provided herein, the Corporation Law, without regard to any applicable conflicts of law.

Section 9.07. Publicity.   Except as otherwise required by law or the rules of the Nasdaq National Market, for so long as this Agreement is in effect, neither the Company, Acquisition Sub nor Buyer shall, nor shall the Company permit any of its subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 9.08. Assignment.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Acquisition Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Buyer or to any direct or indirect wholly owned subsidiary of Buyer so long as Buyer or such assignee also assumes all of Acquisition Sub's obligations under this Agreement and Buyer acknowledges to the Company in a way satisfactory to the Company that Buyer will cause such assignee to satisfy all of such obligations. Acquisition Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.09. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Florida in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Florida. The prevailing party in any judicial action shall be entitled to receive from the other party reimbursement for the prevailing party's reasonable attorneys' fees and disbursements, and court costs.

Section 9.10. No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth in this Agreement shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article VIII hereof. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

*** signatures appear on the following page ***

IN WITNESS WHEREOF, Buyer, Acquisition Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TWEETER HOME ENTERTAINMENT GROUP, INC.

By: /s/   JOSEPH MCGUIRE

Joseph McGuire, Vice President and Chief Financial Officer

TWT ACQUISITION CORP.

By: /s/   JOSEPH MCGUIRE

Joseph McGuire, President

SOUND ADVICE, INC.

By: /s/   PETER BESHOURI

STOCKHOLDER PROXY, dated as of June 1, 2001, among TWEETER HOME ENTERTAINMENT GROUP, INC., a Delaware corporation ("Parent"), TWT ACQUISITION CORP., a Florida corporation ("Sub"), and the stockholder listed on Schedule A hereto (the "Stockholder").

WHEREAS, Parent, Sub and Sound Advice, Inc., a Florida corporation (the "Company"), propose to enter into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the "Merger Agreement") providing for a merger between Sub and Company (as described therein, the "Merger");

WHEREAS, the Stockholder is the record and beneficial owner of the number of shares of Company Common Stock and Company Stock Options (each as defined in the Merger Agreement) set forth on *Schedule A* hereto, such shares of Company Common Stock, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of Company Common Stock which may be acquired after the date hereof by the Stockholder, including shares of Company Common Stock issuable upon the exercise of Company Stock Options (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares"; and

WHEREAS, as a condition precedent to their willingness to enter into the Merger Agreement, Parent and Sub have required that the Stockholder grant this Proxy

NOW, THEREFORE, to induce Parent and Sub to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

1. *Representations and Warranties of the Stockholder.* The Stockholder hereby represents and warrants to Parent and Sub as follows:

(a) *Authority.* The Stockholder has all requisite power and authority to execute and deliver this Proxy and to consummate the transactions contemplated hereby, and the Stockholder has sole voting power with respect to the Shares with no restrictions on the Stockholder's voting rights. The execution, delivery and performance of this Proxy and the consummation of the transactions contemplated hereby have been duly authorized by the Stockholder. This Proxy has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Proxy by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancelation or acceleration under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (a "Lien") upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares.

(b) *The Shares.* The Stockholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, and the Stockholder has good and marketable title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder and except for the rights of first refusal and related provisions contained in the Right of First Refusal and Voting Trust Agreement, dated as of June 30, 1986, among Peter Beshouri, Michael Blumberg, Joseph Piccirilli and Gregory Sturgis. The Stockholder owns of record or beneficially no shares of Company Common Stock other than the Stockholder's Shares and shares of Company Common Stock issuable upon the exercise of Company Stock Options.

(c) *Merger Agreement.* The Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Proxy.

2. *Covenants of the Stockholder.* The Stockholder agrees as follows:

(a) Until this Proxy is terminated, the Stockholder shall not, except as contemplated by the terms of this Proxy or pursuant to a statutory merger effected after the Merger Agreement has been terminated, which has been duly approved by all requisite action of the Board of Directors and stockholders of the Company without a violation by the Stockholder of the terms of this Proxy, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares to any person other than Sub or Sub's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby. The foregoing provisions of this Section 2(a) shall not be deemed to restrict or prohibit the ability of the Stockholder to transfer the Stockholder's Shares to members of his immediate family or family limited partnerships, limited liability companies, trusts or similar entities in connection with estate planning objectives, provided that each such transferee agrees in writing to be bound by the terms of this Proxy.

(b) Until the Merger is consummated or the Merger Agreement is terminated, the Stockholder shall not, nor shall the Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent of the Stockholder to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement) or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, financial advisor, attorney, accountant or other representative or agent of the Stockholder shall be deemed to be a violation of this Section 2(b) by the Stockholder.

(c) The Stockholder shall provide prompt oral and written notice to the Parent and Sub of (i) the receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to any Acquisition Proposal, (ii) the material terms and conditions of any Acquisition Proposal or inquiry, and (iii) the identity of the person or entity making any Acquisition Proposal or inquiry. The Stockholder shall continue to keep the Parent and Sub informed of the status and details of any such Acquisition Proposal or inquiry.

(d) No provision of this Proxy shall be construed as prohibiting, restricting or otherwise affecting the performance by the Stockholder of the Stockholder's fiduciary obligations in his capacity as an officer or director of the Company.

3. *Grant of Irrevocable Proxy; Appointment of Proxy.*

(a) The Stockholder hereby irrevocably grants to, and appoints Jeffrey Stone and Joseph McGuire, and any other individual who shall hereafter be designated by Parent, and each of them, the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated therein, including the Merger, (ii) against any action or agreement that would result in a breach of the Merger Agreement, and (iii) other than the Merger and the other transactions contemplated by the Merger Agreement, against any of the following: (1) any extraordinary corporate transaction involving the Company, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, (2) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (3) any change in the board of directors of the Company, (4) any amendment of the Company's articles of incorporation or by-laws, or (5) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the contemplated benefits to Parent of the Merger and the other transactions contemplated by the Merger Agreement. The Stockholder shall not enter into any agreement or understanding, whether oral or written, with any person or entity prior to the termination of this Proxy to vote thereafter in a manner inconsistent with this Section 3(a).

(b) The Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Shares. The Stockholder represents that any proxies previously given in respect of the Stockholder's Shares are not irrevocable.

(c) The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, subject to Section 6. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Subject to Section 6, such irrevocable proxy is executed and intended to be irrevocable.

4. *Further Assurances.* The Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents and other instruments as Parent or Sub may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Proxy and to vest the power to vote the Stockholder's Shares as contemplated by Section 3. Parent and Sub jointly and severally agree to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Proxy (including legal requirements of the HSR Act).

5. *Assignment.* Neither this Proxy nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent. Subject to the preceding sentence, this Proxy will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. The Stockholder agrees that this Proxy and the obligations of the Stockholder hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's heirs, guardians, administrators or successors.

6. *Termination.* This Proxy, and all rights and obligations of the parties hereunder, shall terminate upon the earliest of (a) consummation of the Merger, (b) May 31, 2002, and (c) the date upon which the Merger Agreement is terminated pursuant to any of the following provisions of the Merger Agreement:

Section 8.01(a) (termination by consent of Parent and the Company);

Section 8.01(b) (permanent injunction enjoining the Merger);

Section 8.01(c)(i) (termination by Parent for breach of the Company's representations and warranties);

Section 8.01(c)(ii) (termination by Parent where the Company's representations and warranties cease to be true);

Section 8.01(c)(iii) (termination by Parent as a result of the Company's failure to comply with covenants)

Section 8.01(c)(v) (termination by Parent if Company stockholder approval is not obtained by November 1, 2001)

Section 8.01(d)(i) (termination by the Company for breach of Parent's and Sub's representations and warranties);

Section 8.01(d)(ii) (termination by the Company where Parent's and Sub's representations and warranties cease to be true);

Section 8.01(d)(iii) (termination by the Company as a result of Parent's or Sub's failure to comply with covenants);

Section 8.01(d)(v) (termination by the Company as a result of Parent's or Sub's Board of Directors not approving or recommending the Merger);

Section 8.01(d)(vi) (termination by the Company if Buyer stockholder approval is not obtained by November 1, 2001);

Section 8.01(e) (termination by either party if the Merger is not effected by December 31, 2001); or

Section 8.01(f) (termination by either party as a result of the market price for Buyer's common stock being less than $18 per share).

7. *Stop Transfer.* The Company agrees with, and covenants to, Parent and Sub that the Company shall not register the transfer of any certificate representing any Stockholder's Shares unless such transfer is made in accordance with the terms of this Proxy.

8. *General Provisions.*

(a) *Expenses.* All costs and expenses incurred in connection with this Proxy and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b) *Amendments.* This Proxy may be amended at any time only by a written instrument executed by the Parent and the Stockholder.

(c) *Notice.* Any notices and other communications required or permitted hereunder shall be in writing and shall be addressed as follows:

(i) if to Parent, to

Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, MA 02021
Attention: Mr. Jeffrey Stone
Telecopy: (781) 830-3484

with a copy to:

Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, MA 02110
Attention: Kitt Sawitsky, Esq.
Telecopy: (617) 574-4112
and

(ii) if to the Stockholder, to the address set forth under the name of the Stockholder on Schedule A hereto or such other address as shall be furnished in writing by either party in accordance with this Section 8, and any such notice or communication shall be deemed to have been given as of the date so mailed. Notices or other communications shall be deemed given (i) if delivered personally, upon delivery, (ii) if delivered by certified mail (return receipt requested), upon the earlier of actual delivery or three business days after being mailed, (iii) if delivered by overnight courier or similar service, upon delivery, or (iv) if given by fax, upon confirmation of transmission by fax; provided that if such notice or other communications would be otherwise deemed given on a day which is not a business day, the delivery shall be deemed given the first business day following such day.

(d) *Interpretation.* When a reference is made in this Proxy to a Section, such reference shall be to a Section of this Proxy unless otherwise indicated. The headings contained in this Proxy are for reference purposes only and shall not affect in any way the meaning or interpretation of this Proxy. Wherever the words "include", "includes" or "including" are used in this Proxy, they shall be deemed to be followed by the words "without limitation".

(e) *Counterparts.* This Proxy may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(f) *Entire Agreement; No Third-Party Beneficiaries.* This Proxy (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g) *Governing Law.* THIS PROXY SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA (WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS RULES) AS TO ALL MATTERS, INCLUDING BUT NOT LIMITED TO, MATTERS OF VALIDITY, CONSTRUCTION, EFFECT AND PERFORMANCE.

(h) *Publicity.* Except as otherwise required by law, court process or the rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Proxy is in effect, neither the Stockholder nor Buyer shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Proxy or the Merger Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

9. *Stockholder Capacity.* If the Stockholder is an officer and/or director of the Company, the Stockholder does not make any agreement or understanding herein in his or her capacity as such director or officer. The Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, the Stockholder's Shares.

10. *Enforcement.* The parties agree that irreparable damage would occur in the event that any of the provisions of this Proxy were not performed in accordance with their specific terms or were otherwise

breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Proxy and to enforce specifically the terms and provisions of this Proxy, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Proxy or any of the transactions contemplated hereby.

IN WITNESS WHEREOF, each of Parent and Sub has caused this Proxy to be signed by its officer thereunto duly authorized and the Stockholder has signed this Proxy, all as of the date first written above.

TWEETER HOME ENTERTAINMENT GROUP, INC.

By: _____
    Name:
    Title:

TWEETER ACQUISITION CORP.

By: _____
    Name:
    Title:

STOCKHOLDER

_____

ACKNOWLEDGED AND AGREED
TO AS TO SECTION 7:

SOUND ADVICE, INC.

By: _____
    Name:
    Title:

SCHEDULE A

Name and Address of Stockholder	Shares	Shares Underlying Company Stock Options

STOCKHOLDER AGREEMENT AND PROXY, dated as of June 1, 2001, among SOUND ADVICE, INC., a Florida corporation ("SUND"), and the persons listed on Schedule A hereto (each a "Stockholder", and, collectively, the "Stockholders").

WHEREAS, SUND, Tweeter Home Entertainment Group, Inc. ("Buyer") and TWT Acquisition Corp. ("Sub") propose to enter into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the "Merger Agreement") providing for a merger between Sub and SUND (as described therein, the "Merger");

WHEREAS, each Stockholder is the record and beneficial owner of shares of Buyer Common Stock and Buyer Stock Options (each as defined in the Merger Agreement), as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by Buyer, together with shares of Buyer Common Stock which may be acquired after the date hereof by such Stockholder, including shares of Buyer Common Stock issuable upon the exercise of Buyer Stock Options (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares"; and

WHEREAS, as a condition precedent to its willingness to enter into the Merger Agreement, SUND has required that the Stockholders enter into this Agreement;

NOW, THEREFORE, to induce SUND to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

1. *Representations and Warranties of the Stockholders.* Each Stockholder hereby, severally and not jointly, represents and warrants to SUND as follows:

(a) *Authority.* The Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and the Stockholder has sole voting power with respect to the Shares with no restrictions on the Stockholder's voting rights. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancelation or acceleration under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (a "Lien") upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares.

(b) *The Shares.* The Stockholder's Shares and the certificates representing such Shares are now held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and the Stockholder has good and marketable title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder. The Stockholder owns of record or beneficially no shares of Buyer Common Stock other than such Stockholder's Shares and shares of Buyer Common Stock issuable upon the exercise of Buyer Stock Options.

(c) *Merger Agreement.*   The Stockholder understands and acknowledges that SUND is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

2. *Covenants of the Stockholders.*   Each Stockholder severally and not jointly agrees as follows:

Until this Agreement is terminated, the Stockholder shall not, except as contemplated by the terms of this Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby. The foregoing provisions of this Section 2 shall not be deemed to restrict or prohibit the ability of each Stockholder to (i) sell Shares in the public markets, or (ii) transfer such Stockholder's Shares to members of his immediate family or family limited partnerships, limited liability companies, trusts or similar entities in connection with estate planning objectives, provided that each transferee under clause (ii) agrees in writing to be bound by the terms of this Agreement, or (iii) make gifts of Shares to charity.

3. *Voting Agreement.*

(a) Each Stockholder hereby agrees to vote such Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Buyer or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated therein, including the Merger, (ii) against any action or agreement that would result in a breach of the Merger Agreement, and (iii) other than the Merger and the other transactions contemplated by the Merger Agreement, against any of the following: (1) any extraordinary corporate transaction involving Buyer, such as a merger, consolidation or other business combination involving Buyer or any of its subsidiaries, (2) a reorganization, recapitalization, dissolution or liquidation of Buyer or any of its subsidiaries, or (3) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the contemplated benefits to SUND and its shareholders of the Merger and the other transactions contemplated by the Merger Agreement. The Stockholder shall not enter into any agreement or understanding, whether oral or written, with any person or entity prior to the termination of this Agreement to vote thereafter in a manner inconsistent with this Section 3(a).

(b) The Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Shares. The Stockholder represents that any proxies previously given in respect of such Stockholder's Shares are not irrevocable.

4. *Further Assurances.*   Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents and other instruments as SUND may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement. Buyer and Sub jointly and severally agree to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement (including legal requirements of the HSR Act).

5. *Assignment.*   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Each Stockholder agrees that this Agreement and the

obligations of such Stockholder hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder's heirs, guardians, administrators or successors, but shall not be binding upon purchasers of such Stockholder's Shares in the public markets or charitable recipients.

6. *Termination.* This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earliest of (a) consummation of the Merger, and (b) the date upon which the Merger Agreement is terminated for any reason.

7. *General Provisions.*

(a) *Expenses.* All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b) *Amendments.* This Agreement may be amended at any time only by a written instrument executed by SUND and a majority of the Stockholders.

(c) *Notice.* Any notices and other communications required or permitted hereunder shall be in writing and shall be addressed as follows:

(i) if to SUND, to the addresses set forth in the Merger Agreement; and

(ii) if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto or such other address as shall be furnished in writing by either party in accordance with this Section 7, and any such notice or communication shall be deemed to have been given as of the date so mailed. Notices or other communications shall be deemed given (i) if delivered personally, upon delivery, (ii) if delivered by certified mail (return receipt requested), upon the earlier of actual delivery or three business days after being mailed, (iii) if delivered by overnight courier or similar service, upon delivery, or (iv) if given by fax, upon confirmation of transmission by fax; provided that if such notice or other communications would be otherwise deemed given on a day which is not a business day, the delivery shall be deemed given the first business day following such day.

(d) *Interpretation.* When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

(e) *Counterparts.* This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(f) *Entire Agreement; No Third-Party Beneficiaries.* This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g) *Governing Law.* THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS RULES) AS TO ALL MATTERS, INCLUDING BUT NOT LIMITED TO, MATTERS OF VALIDITY, CONSTRUCTION, EFFECT AND PERFORMANCE.

(h) *Publicity.* Except as otherwise required by law, court process or the rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, Stockholder shall not issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld.

9. *Stockholder Capacity*.   No person executing this Agreement who is or becomes during the term hereof a director or officer of Buyer makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Shares.

10. *Enforcement*.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

IN WITNESS WHEREOF, SUND has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

SOUND ADVICE, INC.

By: /s/   PETER BESHOURI
_____
     Name: Peter Beshouri
     Title: President

STOCKHOLDERS

/s/   SAMUEL BLOOMBERG
_____
Samuel Bloomberg

/s/   JEFFREY STONE
_____
Jeffrey Stone

/s/   JOSEPH MCGUIRE
_____
Joseph McGuire

SCHEDULE A

Samuel Bloomberg
Jeffrey Stone
Joseph McGuire

REGISTRATION RIGHTS AGREEMENT

Dated as of June 1, 2001

TWEETER HOME ENTERTAINMENT GROUP, INC.,

SOUND ADVICE, INC.,

and the

HOLDERS (AS DEFINED HEREIN)

This Registration Rights Agreement (this "Agreement") is made and entered into as of June 1, 2001, among Tweeter Home Entertainment Group, Inc., a Delaware corporation (the "Company"), Sound Advice, Inc., a Florida corporation *("Sound Advice")* and each of the Holders (as defined herein) listed on Schedule A attached hereto.

WHEREAS, the Company, Sound Advice and Tweeter Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of the Company *("Tweeter Sub")*, are entering into an Agreement and Plan of Merger (the *"Merger Agreement"*), dated as of June 1, 2001, pursuant to the terms of which, contingent upon receiving approval by the shareholders of the Company and Sound Advice, Sound Advice will be merged with and into Tweeter Sub with Sound Advice continuing as the surviving company (the *"Merger"*); and

WHEREAS, the holders (the "Sound Advice Shareholders") of the outstanding shares (the *"Sound Advice Shares"*) of the common stock, par value $0.01 (the *"Sound Advice Common Stock"*), of Sound Advice will receive in the Merger shares (the *"Company Shares"*) of the common stock, par value $0.01, of the Company; and

WHEREAS, the Holders (as defined herein) will receive Company Shares in the Merger the resale of which may require registration under the Securities Act (as defined herein); and

WHEREAS, the Company desires to provide certain registration rights to the Holders in order to induce Sound Advice to enter into the Merger Agreement and consummate the transactions contemplated thereby, as well as to induce the Holders to vote their shares of Sound Advice Common Stock in favor of the Merger.

NOW, THEREFORE, in consideration of the premises and covenants set forth in the Merger Agreement and this Agreement, the parties agree as follows:

1. *Definitions.* Capitalized terms used herein without definition shall have the respective meanings set forth in the Merger Agreement. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

"Affiliate" means with respect to any specified person, any other person, directly or indirectly, controlling, controlled by or under common control with such person.

"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act and the Exchange Act.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include a reference to the comparable section, if any, of any such successor federal statute.

"Holders" means the Affiliates of Sound Advice listed on Schedule A attached hereto as and when any such Affiliate shall execute a counterpart of this Agreement and any and all transferees to whom any such Holder may transfer Registrable Securities from time to time.

"Majority Holders" means Holders owning a majority of the Registrable Securities outstanding at the time of determination.

"NASD" means the National Association of Securities Dealers, Inc.

"Registrable Securities" means (i) Company Shares received in the Merger by the Holders at the Effective Time by virtue of the Merger who may be considered, in the reasonable judgment of Sound Advice, an Affiliate of Sound Advice, (ii) Company Shares received by the Holders or underlying any stock options issued by the Company to the Holders in exchange for any Company Stock Option pursuant to Section 6.07 of the Merger Agreement, and (iii) any Related Registrable Securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the

Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been otherwise transferred, and new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not, in the opinion of counsel to the Holders, require registration of them under the Securities Act, or (c) they shall have ceased to be outstanding.

"Registration Expenses" means all costs, fees and expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration, filing and NASD fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses and the fees and disbursements of counsel for the Company and of its independent public accountants and of one counsel of their choosing for the Holders, but excluding any underwriting fees, expenses, discounts or other costs payable to any underwriter, broker or dealer.

"Registration Statement" has the meaning set forth in Section 2.1.

"Related Registrable Securities" means any securities of the Company issued or issuable with respect to the Company Shares received by the Holders in connection with the transactions contemplated by the Merger Agreement by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

"Representative" has the meaning set forth in Section 2.5.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act shall include a reference to the comparable section, if any, of any such successor federal statute.

"Seller Indemnified Parties" has the meaning set forth in Section 2.6(a).

"Target Date" means the Closing Date.

"Termination Date" means the first date on which all of the Registrable Securities may be distributed to the public by each Holder pursuant to Rule 144(k) (or any similar successor provision) under the Securities Act.

"Transactions" means the transactions described in clauses (i) and (ii) of the definition of "Registrable Securities".

   2. *Registration Under Securities Act, etc.*

     2.1 *Filing of Shelf Registration Statement.*

     (a) As soon as practicable, but in any event no later than the date on which the Company and Sound Advice file with the Commission the definitive Proxy Statement, the Company shall file a "shelf" registration statement pursuant to Rule 415 under the Securities Act (the *"Registration Statement"*) with respect to the Registrable Securities to be issued to the Holders pursuant to the Merger Agreement (including Company Shares underlying any stock options issued by the Company to the Holders in exchange for any Company Stock Option pursuant to Section 6.07 of the Merger Agreement). The Company shall use its best efforts to (i) have the Registration Statement declared effective on or before the Target Date, and (ii) keep the Registration Statement continuously effective from the date such Registration Statement is declared effective until the Termination Date.

     (b) The Company shall promptly supplement or amend, if necessary, the Registration Statement as required by the registration form utilized by the Company or by the instructions applicable to such registration form or by the Securities Act and, in each case, the Company shall furnish to the Holders of the Registrable Securities to which the Registration Statement relates and the managing underwriters, if any, copies of any such supplement or amendment prior to its being used and/or filed with the Commission. The Company shall pay all Registration Expenses incurred in connection with the Registration Statement and any supplements or amendments thereto, whether or not it becomes effective, and whether all, none or some of the Registrable Securities are sold pursuant to the Registration Statement.

2.2 *Incidental ("Piggy-back") Registration.* If, at any time, the Company determines to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both, each such time it will give prompt written notice to all Holders of outstanding Registrable Securities, including each Holder who has the right to acquire Registrable Securities, of its intention so to do and of the proposed method of distribution of such securities. Upon the written request of any such Holder, received by the Company within 20 days after the giving of any such notice by the Company, to include in the registration all or any part of the Registrable Securities, the Company will use commercially reasonable efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent and under the conditions such registration is permitted under the Securities Act. In the event that any registration pursuant to this Section 2.2 shall be, in whole or in part, an underwritten public offering of common stock, the number of shares of Registrable Securities to be included in such an underwriting may be reduced (pro rata among the requesting Holders based upon the number of shares of Registrable Securities owned by such Holders) if and to the extent that the managing underwriter shall be of the opinion that the inclusion of some or all of the Registrable Securities would adversely affect the marketing of the securities to be sold by the Company therein. Any such limitation shall be imposed in such manner so as to avoid any diminution in the number of shares the Company and any shareholders demanding registration may register for sale by giving (i) first priority for the shares to be registered for issuance and sale by the Company and any Holders demanding registration, (ii) second priority for the Registrable Securities (and other securities with *pari passu* registration rights) requested to be included in such registration, pro rata among the Holders of such Registrable Securities (and other securities with *pari passu* registration rights) on the basis of the number of Registrable Securities (and other securities with *pari passu* registration rights) owned by each Holder of securities to be registered in such offering, and (iii) third priority to other securities, if any, requested to be included in such registration.

2.3 *Demand Registration.* If at any time prior to the third anniversary of the Closing the Holders of at least an aggregate of one hundred thousand (100,000) of the Registrable Securities then owned beneficially or of record by Holders request that the Company file a registration statement for a public offering of all or any portion of the shares of Registrable Securities held by such requesting Holders, then the Company will file, with reasonable promptness, and in any case not later than ninety (90) days after the Company's receipt of such notice, a Registration Statement registering the public sale of the number of shares of Registrable Securities specified in such notice. The Company shall use its best efforts to cause such Registration Statement to promptly become effective under the Securities Act. The Company shall be obligated to register Registrable Securities pursuant to this Section 2.3 on two (2) occasions for the Holders; *provided, however*, that such obligation shall be deemed satisfied only when a registration statement or statements covering all shares of Registrable Securities specified in notices received as aforesaid, for sale in accordance with the method of disposition specified by the requesting holders, shall have become effective. The Company shall not be obligated to effect a registration pursuant to this Section 2.3 prior to ninety (90) days after the Target Date and shall not be obligated to effect a second registration pursuant to this Section 2.3 prior to ninety (90) days after the effective date of the first registration statement filed pursuant to this Section 2.3. The Company shall use its best efforts to keep any such registration statement continuously effective from the date such registration statement is declared effective until such time as the distribution of the securities registered thereunder shall be completed; provided, however, that in no event shall the Company be required to keep such registration statement effective longer than six months after it is declared to be effective.

2.4   *Registration Procedures.*

(a) In connection with any registration statement filed pursuant to Section 2.1, 2.2 or 2.3 the Company will, as expeditiously as possible:

(i) prepare and file with the Commission such registration statement and such amendments and supplements to such registration statement and the prospectus used in connection therewith continuously as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement or as may be reasonably requested by the Majority Holders, until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition (including methods described in any amendment or supplement referred to in (ii) below) by the seller or sellers thereof set forth in such registration statement (without limiting the generality of the foregoing, the Company will prepare and file such amendments and supplements as may be required to permit the distribution of any Registrable Securities held by a partnership or other entity or the donees of any Registrable Securities held by any shareholder to sell such shares pursuant to any such registration statement);

(ii) if requested by the managing underwriter or underwriters or the Majority Holders of the Registrable Securities being sold in connection with an underwritten offering, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters or such Holders request to be included therein relating to the plan of distribution with respect to such Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten (or best efforts underwritten) offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after receiving notification of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(iii) furnish to each seller of Registrable Securities covered by such registration statement and the managing underwriters, if any, without charge, one original and as many conformed copies of such registration statement and of each such amendment thereto as reasonably requested by such seller or underwriter (including, in the case of the original copy, all exhibits) and such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller or underwriter may reasonably request;

(iv) use its best efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement and the managing underwriters, if any, under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration statement and the managing underwriter, if any, shall reasonably request, (y) to keep such registrations and qualifications in effect for so long as such registration statement remains in effect, and (z) to take any other action which may be necessary or advisable to enable such sellers or managing underwriters to consummate the disposition in such jurisdictions of the securities to be sold by such sellers or managing underwriters, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or as a dealer in securities;

(v) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities or self regulatory organizations as may be necessary or desirable, in the opinion of counsel to the Company, the seller or sellers of the Registrable Securities or the managing underwriters, to enable the seller or sellers thereof or the managing underwriters, if any, to consummate the disposition of such Registrable Securities;

(vi) promptly notify each seller of Registrable Securities covered by such registration statement and the managing underwriters, if any, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of any such seller, and the managing underwriters, if any, promptly prepare and furnish to each prospective seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vii) in connection with any underwritten offering of Registrable Securities pursuant to any such registration statement, enter into an underwriting agreement, in form, scope and substance as is customary in underwritten offerings, and take all such other actions as are reasonably requested by the managing underwriters in order to expedite or facilitate the disposition of such Registrable Securities, and in connection therewith (a) make such representations and warranties to the underwriters in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings with respect to the business of the Company and such registration statement; (b) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, shall be addressed to the underwriters and shall cover the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by underwriters); (c) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings; (d) if any underwriting agreement is entered into, the same shall set forth in full the indemnification provisions and procedures of Section 2.6 hereof with respect to all parties to be indemnified pursuant to said Section; and (e) the Company shall deliver such documents and certificates as may be requested by the managing underwriters to evidence compliance with clause (iv) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement as and to the extent required thereunder, and if at any time the representations and warranties of the Company contemplated in clause (vii)(a) above cease to be true and correct, the Company shall so advise the underwriter(s), if any, and each seller promptly and, if requested by such seller, shall confirm such advice in writing;

(viii) maintain on file with the Nasdaq National Market and each other exchange on which the Company Shares are listed a copy of the most recent prospectus and otherwise use its best efforts to allow the sellers to satisfy the prospectus delivery requirements of the Securities Act in a manner not requiring physical delivery of a prospectus.

(b) The Company may require each Holder of Registrable Securities as to which any registration is being effected to (i) furnish the Company such information regarding such Holder and the distribution of such securities as the Company may from time to time reasonably request in writing and (ii) otherwise agree to comply with the Securities Act and the Exchange Act in connection with the registration and distribution of the Registrable Securities.

(c) As a condition to including shares in any registration statement, the Company may require any Holder of Registrable Securities to agree that, upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision (vi) of Section 2.4(a), such Holder will forthwith discontinue such Holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (vi) of Section 2.4(a), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and, if so directed by the Company, such Holder will promptly deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such Holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

(d) If the Company suspends a registration statement or requires shareholders to cease sales of Registrable Securities pursuant to this section, the Company shall, as promptly as practicable following the termination of the circumstances which entitled the Company to do so, take such actions as may be necessary to reinstate the effectiveness of such registration statement and/or give written notice to all sellers of Registrable Securities authorizing them to resume sales pursuant to such registration statement.

2.5 *Preparation; Reasonable Investigation.* In connection with the preparation and filing of any registration statement pursuant to Section 2.1, 2.2 or 2.3, the Company (i) shall give a representative Holder designated in writing to the Company by the Majority Holders (the *"Representative"*), any underwriter participating in any disposition of Registrable Securities, and counsel and accountants designated by the Representative and such underwriters the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, (ii) shall give each of them such reasonable access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of the Representative and any underwriter participating in any disposition of Registrable Securities, and such counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act, subject to each such person agreeing to treat confidentially any non-public information disclosed to them as a result of such investigation and (iii) shall promptly notify the Representative and any underwriter participating in any disposition of Registrable Securities, and their counsel of any stop order issued or threatened by the Commission and promptly take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

2.6 *Indemnification.*

(a) *Indemnification by the Company.* The Company shall indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1, 2.2 or 2.3, each seller of any Registrable Securities covered by such registration statement, each other person, if any, who controls such seller within the meaning of the Securities Act, each broker, dealer or underwriter acting on behalf of such seller and their respective directors, officers, partners, shareholders, employees and affiliates (*"Seller Indemnified Parties"*) against any losses, claims, expenses, damages or liabilities (or actions or proceedings, whether commenced or threatened, or inquiries or investigations, in respect thereof), joint or several, to which such Seller Indemnified Parties may become subject under the Securities Act or otherwise, including, without limitation, the reasonable fees and expenses of legal counsel, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, or inquiries or investigations, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of the Securities Act, and the

Company will reimburse each of such Seller Indemnified Parties for any reasonable legal or other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, expense, damage, liability, action or proceeding, inquiry or investigation; *provided, that* the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action, proceeding, inquiry or investigation in respect thereof) or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by or on behalf of such seller specifically stating that it is for use in the preparation thereof or (ii) the sale of Registrable Securities pursuant to the registration statement to any person, if such seller (x) failed to send or give a copy of the prospectus, as the same may be then supplemented or amended, to such person within the time required by the Securities Act and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact contained in such prospectus was corrected in the prospectus, as amended or (y) engaged in such sale in breach of its agreements pursuant to Section 2.4(c). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any such Seller Indemnified Parties and shall survive the transfer of such securities by such seller.

(b) *Indemnification by the Sellers.* As a condition to including any Registrable Securities in any registration statement pursuant to Section 2.1, 2.2 or 2.3, each prospective seller shall agree to indemnify and hold harmless severally and not jointly the Company, and each director, officer, employee and shareholder of the Company and each other person, if any, who participates or may be considered as an underwriter in the offering or sale of such securities and each other person who controls the Company within the meaning of the Securities Act (the *"Company Indemnified Parties"*) with respect to (i) any untrue statement or alleged untrue statement of a material fact contained in or any omission or alleged omission to state therein a material fact in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by or on behalf of such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement or (ii) any sale of any Registrable Securities by such seller under the circumstances described in clause (ii) of the proviso to Section 2.6(a) (provided that the liability of such indemnifying party under clauses (i) and (ii) shall be limited to the amount of net proceeds received by such indemnifying party in the offering giving rise to such liability).

(c) *Notices of Claims, etc.* Promptly after receipt by an indemnified party of notice of the commencement of any action, proceeding, investigation or inquiry involving a claim referred to in the preceding subparagraphs of this Section 2.6, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of such commencement; *provided, however*, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subparagraphs of this Section 2.6, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action, proceeding, claim, liability, investigation or inquiry is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; *provided, however*, that if the indemnified party reasonably believes it is advisable for it to be represented by separate counsel because there exists a conflict of interest between its interests and those of the indemnifying party with respect to such claim, or there exist defenses available to such indemnified party which may not be available to the indemnifying party, or if the indemnifying party shall fail to assume responsibility for such defense, the indemnified party may retain counsel satisfactory to it and the indemnifying party shall pay all fees and expenses of one such counsel. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim, proceeding, inquiry, investigation or litigation or which requires action other than the payment of money by the indemnifying party. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably requested in connection with the defense of such claim and litigation resulting therefrom.

(d) *Contribution.* If the indemnification provided for in this Section 2.6 shall for any reason be held by a court of competent jurisdiction to be unavailable to an indemnified party under subparagraph (a) or (b) hereof in respect of any loss, claim, damage, liability, inquiry or investigation or any action or proceeding in respect thereof, then, in lieu of the amount paid or payable under subparagraph (a) or (b) hereof, the indemnified party and the indemnifying party under subparagraph (a) or (b) hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the sellers of Registrable Securities covered by the registration statement in connection with the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations (the relative fault of the Company and such sellers to be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or such sellers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission) or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such sellers from the offering of the securities covered by such registration statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Such sellers' obligations to contribute as provided in this subparagraph (d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint and no seller shall be liable under this subparagraph (d) for any amount in excess of the net proceeds received by the seller in the offering giving rise to the liability hereunder. In addition, no person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such person's consent, which consent shall not be unreasonably withheld or delayed.

(e) *Other Indemnification.* Indemnification and contribution similar to that specified in the preceding subparagraphs of this Section 2.6 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law, rule or regulation of any governmental authority other than the Securities Act.

(f) *Indemnification Payments.* The indemnification and contribution required by this Section 2.6 shall be made by prompt periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

3. *Rule 144 and Rule 145.* The Company shall take all actions reasonably necessary to enable Holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (b) Rule 145 under the Securities Act, as such Rule may be amended from

time to time, and (c) any similar rules or regulations hereafter adopted by the Commission, including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any Holder of Registrable Securities or Holder of rights to acquire Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

4. *Participation in Underwritten Registrations.*

(a) If any of the Registrable Securities covered by any registration statement pursuant to Section 2.1 or 2.3 are to be sold in an underwritten offering, the investment bank or investment bankers and manager or managers that will administer the offering will be selected by the Majority Holders and shall be reasonably satisfactory to the Majority Holders of the Registrable Securities included in such offering and the Company.

(b) In the event any Holder proposes to sell Registrable Securities covered by any such registration statement in an underwritten offering, it will so notify the Company and provide the Company with the information to be included in the notice to be given by the Company hereinafter set forth. Promptly (and in any event within ten (10) Business Days) after receipt of such notice, the Company will give written notice to each other Holder of Registrable Securities of (i) the name of the proposing Holder, (ii) the number of Registrable Securities proposed to be sold by such proposing Holder, and (iii) the right of each other Holder to elect to have all or a portion of the Registrable Securities owned by such Holder included in such underwritten offering by notifying the Company and the proposing Holder of such election (and specifying the number of Registrable Securities to be so included) within ten (10) Business Days after receipt of such notice from the Company. A Holder making such an election on a timely basis shall be entitled to have the number of Registrable Securities specified in such election included in the underwritten offering; *provided, however*, that, if the managing underwriter advises the participating Holders in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, the amount of Registrable Securities that may be included in the underwriting shall be so limited and shall be allocated among the participating Holders pro rata in accordance with the number of Registrable Securities proposed to be included in the underwritten offering by the participating Holders.

(c) No Holder may participate in any underwritten registration hereunder unless such Holder (x) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the Holders entitled hereunder to approve such arrangements and (y) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements. Nothing in this Section 4 shall be construed to create any additional rights regarding the registration of Registrable Securities in any Holder otherwise than as set forth herein.

5. *Lockup Period.* Each Holder agrees by acquisition of Company Shares not to engage in any disposition through sale or other form of transfer (other than a transfer to such Holder's spouse and lineal descendants, parents, grandparents and any family limited partnership, limited liability company or trust or other fiduciary relationship solely for the benefit of such persons so long as the transferee agrees to be bound by the provisions of this Section 5) of more than fifty percent (50%) of the Registrable Securities issued to such Holders in the Merger (including Company Shares underlying stock options issued to such Holder pursuant to Section 6.07 of the Merger Agreement) prior to the expiration of a 90-day lockup period commencing on the Target Date.

6. *Amendments.* This Agreement may be amended only upon the prior written consent of the Company and the Majority Holders. Each Holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 6, whether or not such Registrable Securities shall have been marked to indicate such consent.

7. *Nominees for Beneficial Owners.* In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the Holder of such Registrable Securities for purposes of any

request, consent, waiver or other action by any Holder or Holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any Holder or Holders of Registrable Securities contemplated by Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

8. *Notices.* All notices, demands and other communications provided for or permitted hereunder shall be made in the manner provided in the Merger Agreement, and, in the case of the Holders, shall be addressed in the manner set forth in the stock record books of the Company.

9. *Assignment.* This Agreement shall be binding upon and inure to the benefit of and shall be enforceable by the Holders, by virtue of the approval of the Merger and such Holder's receipt of the Company Shares pursuant to the Merger Agreement, and by the Company and its respective successors and assigns and, with respect to any Sound Advice Shareholder, any original Holder of any Registrable Securities and their transferees and assigns, provided that, with respect to a transferee or assignee of shares of Registrable Securities, (i) such transfer is effected in accordance with applicable securities law, (ii) the Company is given written notice of such assignment contemporaneous with such assignment or promptly thereafter, and (iii) the transferee or assignee by written agreement acknowledges that he is bound by the terms of this Agreement.

10. *No Inconsistent Agreements.* The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement.

11. *Remedies.* Each Holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights hereunder. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

12. *Third Party Beneficiary.* The Holders shall be third party beneficiaries to the agreements made hereunder between the Company, on the one hand, and Sound Advice, on the other hand, and shall have the right to enforce such agreements directly to the extent they may deem such enforcement necessary or advisable to protect their rights hereunder.

13. *Counterparts.* This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

14. *Headings.* The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

15. *Governing Law.* THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA, WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF.

16. *Severability.* In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

17. *Entire Agreement.* This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted with respect to the Registrable Securities. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


SOUND ADVICE, INC.

By: /s/   PETER BESHOURI
Name: Peter Beshouri
Title: Chairman of the Board,
     President and Chief Executive Officer

TWEETER HOME ENTERTAINMENT GROUP, INC.

By: /s/   JOSEPH MCGUIRE
Name: Joseph McGuire
Title: Vice President and Chief
     Financial Officer

HOLDERS:

/s/   PETER BESHOURI
Peter Beshouri

/s/   MICHAEL BLUMBERG
Michael Blumberg

/s/   KENNETH L. DANIELSON
Kenneth L. Danielson

Joseph Piccirilli

Christopher O'Neil

Gregory Sturgis

William F. Hagerty, IV

G. Kay Griffith

Herbert A. Leeds


SCHEDULE A

AFFILIATES OF SOUND ADVICE

Peter Beshouri
Michael Blumberg
Kenneth L. Danielson
Joseph Piccirilli
Christopher O'Neil
Gregory Sturgis
William F. Hagerty, IV
G. Kay Griffith
Herbert A. Leeds

June 01, 2001

Board of Directors
Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, MA 02021

Gentlemen:

You have requested the opinion of Deutsche Banc Alex. Brown Inc. ("DBAB") in connection with the proposed acquisition by Tweeter Home Entertainment Group, Inc. ("Tweeter") of Sound Advice, Inc. (the "Company") pursuant to the Agreement and Plan of Merger, dated June 1, 2001, among the Company, Tweeter and Tweeter Acquisition Corp., a wholly owned subsidiary of Tweeter ("Tweeter Sub") (the "Merger Agreement"), which provides, among other things, for the merger of the Tweeter Sub with and into the Company (the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Tweeter. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.01 per share, of the Company ("Company Common Stock") not owned directly or indirectly by the Company or Tweeter will be converted into the right to receive one share of Common Stock, par value $0.01 per share, of Tweeter ("Tweeter Common Stock") subject to adjustment as provided in the Merger Agreement (the "Exchange Ratio"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested DBAB's opinion, as investment bankers, as to the fairness, from a financial point of view, to Tweeter of the Exchange Ratio.

In arriving at its opinion, DBAB has reviewed certain publicly available financial and other information concerning the Company and Tweeter and certain internal analyses and other information furnished to it by the Company and Tweeter. DBAB has also held discussions with members of the senior management of Tweeter regarding the businesses and prospects of the companies and the joint prospects of a combined company. In addition, DBAB has (i) reviewed the reported prices and trading activity for Company Common Stock and Tweeter Common Stock, (ii) compared certain financial and stock market information for the Company and Tweeter with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

DBAB has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Tweeter, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB has assumed and relied upon the accuracy and completeness of all such information, and DBAB has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Tweeter. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings expected by Tweeter to be achieved as a result of the Transaction (the "Synergies"), made available to DBAB and used in its analyses, DBAB has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tweeter as to the matters covered thereby. In rendering its opinion, DBAB expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. DBAB's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Board of Directors
Tweeter Home Entertainment Group, Inc.
10 Pequot Way
Canton, MA 02021
06/01/01
Page 2

For purposes of rendering its opinion, DBAB has assumed that, in all respects material to its analysis, the representations and warranties of Tweeter, Tweeter Sub and the Company contained in the Merger Agreement are true and correct; Tweeter, Tweeter Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement; and all conditions to the obligations of each of Tweeter, Tweeter Sub and the Company to consummate the Transaction will be satisfied without any waiver thereof. DBAB has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Tweeter or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Tweeter or the Company or materially reduce the contemplated benefits of the Transaction to Tweeter. In addition, you have informed DBAB, and accordingly for purposes of rendering its opinion DBAB has assumed, that the Transaction will be tax-free to each of Tweeter and the Company and their respective stockholders.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Tweeter and is not a recommendation to the stockholders of Tweeter to approve the issuance of shares of Tweeter Common Stock in connection with the Transaction. This opinion is limited to the fairness, from a financial point of view, to Tweeter of the Exchange Ratio, and DBAB expresses no opinion as to the merits of the underlying decision by Tweeter to engage in the Transaction.

DBAB will be paid a fee for its services to Tweeter in connection with the rendering of this opinion. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking services to Tweeter for which it has received compensation, including acting as lead manager for Tweeter's initial public offering and two subsequent equity offerings. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Tweeter and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is DBAB's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to Tweeter.

Very truly yours,

/s/ DEUTSCHE BANC ALEX. BROWN INC.
DEUTSCHE BANC ALEX. BROWN INC.

May 31, 2001

The Board of Directors
Sound Advice, Inc.
1901 Tigertail Blvd.
Dania, FL 33004

Members of the Board:

We understand that Sound Advice, Inc. ("Sound Advice" or the "Company"), Tweeter Acquisition Corp. ("Merger Subsidiary") and Tweeter Home Entertainment Group, Inc.("Tweeter") propose to enter into an Agreement and Plan of Merger to be June 1, 2001 (the "Merger Agreement"), pursuant to which Sound Advice will be acquired through the merger of Merger Subsidiary with and into Sound Advice (the "Transaction"). Pursuant to the Merger Agreement, and subject to certain exceptions, at the effective time of the Transaction, each share of common stock, of Sound Advice will be converted into Tweeter common stock (the "Merger Consideration"), $.01 par value per share, at the following exchange ratio: 1) if the Buyer Common Stock Fair Market Value (as defined in the Merger Agreement) is greater than $21.00 per share and less than $30.00 per share, then the exchange ratio is equal to 1.0000; 2) If the Buyer Common Stock Fair Market Value is less than $21.00, then the exchange ratio equals $21.00 divided by the Buyer Common Stock Fair Market Value; 3) If the Buyer Common Stock Fair Market Value is greater than $30.00, then the exchange ratio equals $30.00 divided by the Buyer Common Stock Fair Market Value. The Buyer Common Stock Fair Market Value is defined as the average of the closing prices of Tweeter common stock on the five (5) trading days ending on the date which is two (2) trading days immediately preceding the closing of the Transaction. Should the average closing trading price of Tweeter common stock on the fifteen (15) trading days prior to closing be less than $18.00 per share, either party is free to terminate the Transaction. You have requested our opinion as to whether, as of the date hereof, the Merger Consideration to be received by the shareholders of Sound Advice pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Sound Advice.

U.S. Bancorp Piper Jaffray Inc. ("Piper Jaffray"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements, and valuations for estate, corporate and other purposes. Sound Advice engaged Piper Jaffray to represent it as its exclusive financial advisor in connection with a Transaction, and for our services in rendering this opinion, Sound Advice will pay us a fee and indemnify us against certain liabilities. A portion of Piper Jaffray's fee is contingent on consummation of the Transaction. In the ordinary course of our business, we and our affiliates may actively trade securities of Tweeter and Sound Advice for our own account or the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have:

1. Reviewed the latest available draft of the Merger Agreement.

2. Reviewed certain publicly available business and financial information for Sound Advice, including the reports on Form 10-K for the year ended January 31, 2001, the proxy statement relating to the annual meeting dated March 15, 2001, and the reports on Form 10-Q for the quarters ended April 30, 2000, July 31, 2000 and October 31, 2000, as well as recent published press releases.

3. Reviewed certain publicly available business and financial information for Tweeter, including the report on Form 10-K for the year ended September 30, 2000, the proxy statement dated December 20, 2000, and the reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001, as well as recent published research analyst reports and press releases.

4. Reviewed financial forecasts for Sound Advice and Tweeter prepared by managements of the respective companies for the fiscal years 2002 through 2006 for Sound Advice and fiscal years 2001 through 2003 for Tweeter ("Financial Forecasts").

5. Conducted discussions with members of senior management of Sound Advice, including the Chief Executive Officer and Chief Financial Officer. Topics discussed included, but were not limited to, the background and rationale of the proposed Transaction, the financial condition, operating performance and the balance sheet characteristics of Sound Advice and the prospects for the Company on a stand alone basis and with Tweeter on a combined basis.

6. Conducted discussions with members of senior management of Tweeter, including the Chief Executive Officer and Chief Financial Officer. Topics discussed included, but were not limited to, the background and rationale of the proposed Transaction, the financial condition, operating performance and the balance sheet characteristics of Tweeter and the prospects for the Company and Tweeter on a combined basis.

7. Reviewed the historical prices and trading activity for Sound Advice and Tweeter common stock.

8. Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions which were deemed relevant.

9. Performed discounted cash flow analyses on the Financial Forecasts for Sound Advice.

10. Analyzed the premiums paid in recent public company acquisitions.

11. Performed certain financial analyses for Sound Advice and Tweeter on a pro forma combined basis.

12. Compared certain financial data of Sound Advice and Tweeter with certain financial and securities data of companies deemed similar to Sound Advice and Tweeter or representative of the business sector in which both companies operate.

We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by Sound Advice and Tweeter or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the assurances of Sound Advice's and Tweeter's managements that the information provided has been prepared on a reasonable basis in accordance with industry practice and, with respect to Financial Forecasts, reflects the best currently available estimates and judgment of Sound Advice's and Tweeter's managements as to the expected future financial performance of Sound Advice and Tweeter, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither Sound Advice nor Tweeter is a party to any material pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of Sound Advice or Tweeter and have not been furnished with any such appraisals or valuations, have made no physical inspection of the properties or assets of Sound Advice or Tweeter and express no opinion regarding the liquidation value of Sound Advice or Tweeter. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any owned real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which either Sound Advice or Tweeter or their respective affiliates are a party or may be subject and our opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

Our opinion is necessarily based upon information available to us, facts and circumstances and economic, market and other conditions as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the prices at which shares of Sound Advice or Tweeter common stock have traded or at which such shares may trade at any future time. Our opinion addresses only the Merger Consideration to be received by the shareholders of Sound Advice and no other Transaction terms or arrangements. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion, except as expressly provided in our engagement letter with you.

We were not requested to opine as to, and this opinion does not in any manner address, Sound Advice's underlying decision to proceed with or effect the Transaction or structure thereof, or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage. We were authorized to contact and did contact two potential parties to a business combination with the Company, but we were not otherwise authorized to solicit and did not solicit other potential parties with respect to a business combination with the Company.

This opinion is directed to the Board of Directors of Sound Advice in evaluating the Transaction and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how to vote in the Transaction. This opinion shall not be published or otherwise used by any other persons for any other purposes nor shall any public references to Piper Jaffray be made without our prior written consent. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the Joint Proxy Statement (as defined in the Merger Agreement) to be issued in connection with the Transaction in accordance with the terms of our engagement by the Company.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of Sound Advice.

Sincerely,

/s/   U.S. BANCORP PIPER JAFFRAY INC.

U.S. BANCORP PIPER JAFFRAY INC.

TWEETER HOME ENTERTAINMENT GROUP, INC.

1998 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED

SECTION 1.

GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Tweeter Home Entertainment Group, Inc. 1998 Stock Option and Incentive Plan (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees, Independent Directors and other key persons of Tweeter Home Entertainment Group, Inc. (the "Company") and the Company's Subsidiaries, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. The following terms shall be defined as set forth below:

"Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Administrator" is defined in Section 2(a).

"Award" or "Awards," except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Awards, Performance Share Awards, Performance Unit Awards, Stock Appreciation Rights Awards, Dividend Equivalent Rights Awards and Common Stock in Lieu of Cash Compensation Awards.

"Board" means the Board of Directors of the Company as constituted from time to time.

"Change of Control" is defined in Section 17.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor Code, and related rules, regulations and interpretations.

"Committee" means the Committee of the Board referred to in Section 2.

"Common Stock in Lieu of Cash Compensation Award" means Awards granted pursuant to Section 11.

"Company" means Tweeter Home Entertainment Group, Inc., a Delaware corporation, and any successor thereto.

"Dividend Equivalent Rights Award" means Awards granted pursuant to Section 8.

"Effective Date" means the later to occur of (i) the date on which the Plan is initially approved by stockholders as set forth in Section 19 or (ii) the IPO Date.

"Fair Market Value" on any given date means the last sale price at which Stock is traded on such date or, if no Stock is traded on such date, the next preceding date on which Stock was traded, as reported by Nasdaq or, if applicable, the principal stock exchange or, if applicable, any other national stock exchange on which the Stock is traded or admitted to trading. Notwithstanding the foregoing, the Fair Market Value on the first day of the Company's initial public offering of Stock shall be the initial public offering price as set forth in the final prospectus for the Company's initial public offering.

"Incentive Stock Option" means any Stock Option that is intended to qualify as and is designated in writing in the related Option Award agreement as intending to constitute an "incentive stock option" as defined in Section 422 of the Code.

"Independent Director" means a member of the Board who is not also an employee of the Company or any Subsidiary.

"IPO" means an initial public offering of the common stock of the Company pursuant to an effective registration statement.

"IPO Date" means the date on which the Company closes its IPO.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Performance Share Award" means Awards granted pursuant to Section 9.

"Performance Unit Award" means Awards granted pursuant to Section 10.

"Restricted Stock Award" means Awards granted pursuant to Section 6.

"Stock" means the Common Stock, no par value, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Rights Award" means Awards granted pursuant to Section 7.

"Stock Option" means any option to purchase shares of Stock granted pursuant to Section 5.

"Subsidiary" means any corporation or other entity (other than the Company) in any unbroken chain of corporations or other entities beginning with the Company if each of the corporations or entities (other than the last corporation or entity in the unbroken chain) owns stock or other interests possessing 50% or more of the economic interest or the total combined voting power of all classes of stock or other interests in one of the other corporations or entities in the chain, and specifically includes without limitation NEA Delaware, Inc.

SECTION 2.

ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT
PARTICIPANTS AND DETERMINE AWARDS

(a) *Committee.* The Plan shall be administered by either the Board or a committee of not fewer than two (2) Independent Directors (in either case, the "Administrator"). Each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3(b)(3)(i) promulgated under the Act, or any successor definition under said rule. From and after the date the Company becomes subject to Section 162(m) of the Code with respect to compensation earned under this Plan, each member of the Committee shall also be an "outside director" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

(b) *Powers of Administrator.* The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock Awards, Performance Share Awards, Performance Unit Awards, Stock Appreciation Rights Awards, Dividend Equivalent Rights Awards and Common Stock in Lieu of Cash Compensation Awards or any combination of the foregoing, granted to any one or more participants;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and participants, and to approve the form of written instruments evidencing the Awards;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(a)(iii), to extend at any time the post-termination period in which Stock Options may be exercised;

(vii) to determine at any time whether, to what extent, and under what circumstances Stock and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the participant and whether and to what extent the Company shall pay or credit amounts constituting deemed interest (at rates determined by the Administrator) or dividends or deemed dividends on such deferrals; and

(viii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be made in the Administrator's sole and absolute discretion and shall be final and binding on all persons, including the Company and Plan participants.

(c) *Delegation of Authority to Grant Awards.* The Administrator may delegate to the Chief Executive Officer and/or the President of the Company (provided that such officer is a member of the Board of Directors) all or part of the Administrator's authority and duties with respect to Awards, including the granting thereof, to individuals who are not subject to the reporting and other provisions of Section 16 of the Act or "covered employees" within the meaning of Section 162(m) of the Code, *provided*, however, that the number of shares of Stock underlying Awards made by the Chief Executive Officer shall not exceed, in the aggregate, ten percent (10%) of the number of shares of Stock available for issuance under the Plan.

SECTION 3.

STOCK ISSUABLE UNDER THE PLAN; TERM OF PLAN;
RECAPITALIZATIONS; MERGERS; SUBSTITUTE AWARDS

(a) *Stock Issuable.* The maximum number of shares of Stock reserved and available for issuance under the Plan initially shall be 1,458,217 and as of May 31, 2001 shall be 3,681,084 shares of Stock. In addition, (a) the number of shares of Stock reserved and available for issuance under the Plan will be increased each year after 2001 by a number of shares of Stock not to exceed 300,000 shares, (b) as Awards consisting of Stock Options are exercised, the shares of Stock underlying such previously outstanding portion of the Award shall be added back to the Shares available for issuance under the Plan; however, this amount shall not exceed 100,000 shares of Stock in any given year, and (c) if any portion of an Award is forfeited, cancelled, or reacquired by the Company, satisfied without the issuance of Stock or otherwise terminated, the shares of Stock underlying such portion of the Award shall be added back to the shares of Stock available for issuance under the Plan. Subject to such overall limitation, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; PROVIDED, however, that an individual recipient can receive Stock Options with respect to no more than 625,000 shares of Stock during any one calendar year. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company."

(b) *Term of Plan.* No Awards shall be made after June 1, 2003. Notwithstanding the foregoing, Stock Options granted hereunder may, except as otherwise expressly provided herein, be exercisable for up to ten years after the date of grant.

(c) *Recapitalizations.* Subject to the provisions of Section 17, if, through or as a result of any merger, consolidation, sale of all or substantially all of the assets of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, the Administrator may make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, (ii) the number of Stock Options that can be granted to any one individual participant, (iii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, and (iv) the price for each share subject to any then outstanding Stock Options under the Plan, without changing the aggregate exercise price (*i.e.*, the exercise price multiplied by the total number of Stock Options) as to which such Stock Options remain exercisable. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d) *Substitute Awards.* The Administrator may grant Awards under the Plan in substitution for stock and stock based awards held by employees of another corporation who become employees of the Company or a Subsidiary as the result of a merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances.

SECTION 4.

ELIGIBILITY

Participants in the Plan will be such full or part-time officers and other employees, Independent Directors and key persons of the Company and the Company's Subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and the Company's Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5.

STOCK OPTIONS

Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve. Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

(a) *Stock Options Granted to Employees and Key Persons.* The Administrator in its discretion may grant Stock Options to eligible employees and key persons of the Company or any Subsidiary. Stock Options granted pursuant to this Section 5(a) shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the participant's election, subject to such terms and conditions as the Administrator may establish, as well as in addition to other compensation.

(i) *Exercise Price.* The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5(a) shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the option price of such Incentive Stock Option shall be not less than 110% of the Fair Market Value on the grant date.

(ii) *Option Term.*   The term of each Stock Option shall be fixed by the Administrator, but no Incentive Stock Option shall be exercisable more than ten years after the date the option is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the term of such option shall be no more than five years from the date of grant.

(iii) *Exercisability; Rights of a Stockholder.*   Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date; *provided*, however, that (A) Stock Options granted in lieu of compensation shall be exercisable in full as of the grant date unless the Administrator otherwise provides in the Award agreement, and (B) all Stock Options must be exercised within three (3) years of the date they become exercisable or they shall automatically expire, and *provided further* that (1) no holder of a Stock Option may exercise any Stock Options during any period in which such person is in breach of any noncompetition agreement or covenant such person has with the Company, and (2) if any such holder fails to cure any such breach within thirty (30) days of written notice thereof, all Stock Options held by such person shall thereupon be forfeited. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(iv) *Method of Exercise.*   Stock Options may be exercised in whole or in part, by giving written notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award agreement:

(A) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(B) In the form of shares of Stock that are not then subject to restrictions under any Company plan and that have been beneficially owned by the optionee for at least six months, if permitted by the Administrator in its discretion. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(C) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company to pay the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure; or

(D) By the optionee delivering to the Company a promissory note if the Administrator has expressly authorized the loan of funds to the optionee for the purpose of enabling or assisting the optionee to effect the exercise of his Stock Option; provided that at least so much of the exercise price as represents the par value of the Stock shall be paid other than with a promissory note, and provided further that any such promissory note shall bear interest at market rates. Payment instruments will be received subject to collection.

The delivery of certificates representing the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Stock Option or applicable provisions of laws.

(v) *Annual Limit on Incentive Stock Options.*   To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

(c) *Non-transferability of Options.* Except as otherwise set forth in the following sentence, no Stock Option shall be transferable by the optionee other than by will or by the laws of descent and distribution and all Stock Options shall be exercisable, during the optionee's lifetime, only by the optionee. Notwithstanding the foregoing, an optionee may transfer, without consideration for the transfer, his Non-Qualified Stock Options to members of his family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, *provided* that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable option agreement.

(d) *Termination.* Except as may otherwise be provided by the Administrator either in the Award agreement, or subject to Section 15 below, in writing after the Award agreement is issued, an optionee's rights in all Stock Options shall automatically terminate sixty (60) days following optionee's termination of employment (or cessation of business relationship) with the Company and its Subsidiaries for any reason.

SECTION 6.

RESTRICTED STOCK AWARDS

(a) *Nature of Restricted Stock Awards.* A Restricted Stock Award is an Award entitling the recipient to acquire, at par value or such other higher purchase price determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant ("Restricted Stock"). Conditions may be based on continuing employment (or other business relationship) and/or achievement of pre-established performance goals and objectives. The grant of a Restricted Stock Award is contingent on the participant executing the Restricted Stock Award agreement. The terms and conditions of each such agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and participants.

(b) *Rights as a Stockholder.* Upon execution of the Restricted Stock Award agreement and paying any applicable purchase price, a participant shall have the rights of a stockholder with respect to the voting of the Restricted Stock, subject to such terms and conditions as may be contained in the Restricted Stock Award agreement. Unless the Administrator shall otherwise determine, certificates evidencing the Restricted Stock shall remain in the possession of the Company until such Restricted Stock is vested as provided in Section 6(d) below, and the participant shall be required, as a condition of the grant, to deliver to the Company a stock power endorsed in blank.

(c) *Restrictions.* Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award agreement. If a participant's employment (or other business relationship) with the Company and its Subsidiaries terminates for any reason, the Company shall have the right to repurchase Restricted Stock that has not vested at the time of termination at its original purchase price, from the participant or the participant's legal representative.

(d) *Vesting of Restricted Stock.* The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company's right of repurchase or forfeiture shall lapse, *provided*, however, that any Awards of Restricted Stock that vest solely on the basis of continuing employment (or other business relationship) shall be subject to a seven (7) year period of vesting, in equal installments, *subject*, however, at the Administrator's discretion, to accelerated vesting upon the achievement of specified performance goals. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Stock and shall be deemed "vested." Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 15 below, in writing after the Award agreement is issued, a participant's rights in any shares of Restricted Stock that have not vested shall automatically terminate upon the participant's termination of employment (or other business relationship) with the Company and its Subsidiaries and such shares shall be subject to the Company's right of repurchase as provided in Section 6(c) above.

(e) *Waiver, Deferral and Reinvestment of Dividends.*   The Restricted Stock Award agreement may require or permit the immediate payment, waiver, deferral or reinvestment (in the form of additional Restricted Stock) of dividends paid on the Restricted Stock.

(f) *Limit on Restricted Stock Awards.*   No more than 25% of the shares of Stock reserved for issuance under the Plan may, in any Plan year, be used for Restricted Stock Awards.

SECTION 7.

STOCK APPRECIATION RIGHT AWARDS

(a) *Grants of Stock Appreciation Rights.*   A Stock Appreciation Right Award is an Award entitling the recipient to receive, upon surrender to the Company unexercised the Stock Option to which it relates, or any portion thereof, that number of shares of Stock having an aggregate Fair Market Value equal to (A) the excess of (i) the Fair Market Value of one (1) share of Common Stock as of the date the Stock Appreciation Right Award is exercised over (ii) the option price per share specified in such Stock Option, multiplied by (B) the number of shares of Stock subject to the Stock Option, or portion thereof, which is surrendered. Stock Appreciation Rights may be awarded by the Administrator in connection with any Stock Option granted under the Plan, either at the time the Stock Option is granted or thereafter at any time prior to the exercise, termination or expiration of the Stock Option. The base price of a Stock Appreciation Right shall be not less than the Fair Market Value of a share of Stock on the date of grant. Stock Appreciation Rights shall be subject to such terms and conditions not inconsistent with the other provisions of this Plan as the Administrator shall determine.

(b) *Limitations on Exercise.*   A Stock Appreciation Right shall be exercisable only to the extent that the related Stock Option is exercisable and shall be exercisable only for such period as the Administrator may determine (which period may expire prior to the expiration date of the related Stock Option). Upon the exercise of all or a portion of Stock Appreciation Right, the related Stock Option shall be canceled with respect to an equal number of shares of Stock. Shares of Stock subject to Stock Options or portions thereof, surrendered upon exercise of a Stock Appreciation Right, shall be available for subsequent awards under the Plan. A Stock Appreciation Right shall be exercisable during such period as the Administrator shall determine. Cash shall be delivered in lieu of any fractional shares.

(c) *Settlement of Stock Appreciation Rights.*   As soon as is reasonably practicable after the exercise of a Stock Appreciation Right, the Company shall (i) issue, in the name of the participant, stock certificates representing the total number of full shares of Stock to which the participant is entitled pursuant to paragraph (c) hereof and cash in an amount equal to the Fair Market Value, as of the date of exercise, of any resulting fractional shares, and (ii) if the Administrator causes the Company to elect to settle all or part of its obligations arising out of the exercise of the Stock Appreciation Right in cash pursuant to paragraph (e) below, deliver to the participant an amount in cash equal to the Fair Market Value, as of the date of exercise, of the shares of Stock it would otherwise be obligated to deliver.

(d) *Cash Settlement.*   The Administrator, in its discretion, may cause the Company to settle all or any part of its obligation arising out of the exercise of a Stock Appreciation Right by the payment of cash in lieu of all or part of the shares of Common Stock it would otherwise be obligated to deliver in an amount equal to the Fair Market Value of such shares on the date of exercise.

SECTION 8.

DIVIDEND EQUIVALENT RIGHTS AWARDS

(a) *Dividend Equivalent Rights.* A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any participant as a component of another Award or as a freestanding Award. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or shares of Stock. A Dividend Equivalent Right granted as a component of another Award may also contain terms and condition different from such other Award.

(b) *Termination.* Except as may otherwise be provided by the Administrator either in the Award agreement, or, subject to Section 15 below, in writing after the Award agreement is issued, a participant's rights in all Dividend Equivalent Rights shall automatically terminate upon the participant's termination of employment (or cessation of business relationship) with the Company and its Subsidiaries for any reason.

SECTION 9.

PERFORMANCE SHARE AWARDS

(a) *Nature of Performance Share Awards.* A Performance Share Award is an Award entitling the recipient to acquire shares of Stock upon the attainment of specified long-term performance goals over a specified period of three to five years. The Administrator may make Performance Share Awards independent of or in connection with the granting of any other Award under the Plan. The Administrator in its sole discretion shall determine whether and to whom Performance Share Awards shall be made, the performance goals applicable under each such Award, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded Performance Shares; provided, however, that the Administrator may rely on the performance goals and other standards applicable to other performance unit plans of the Company in setting the standards for Performance Share Awards under the Plan.

(b) *Rights as a Stockholder.* A participant receiving a Performance Share Award shall have the rights of a stockholder only as to shares actually received by the participant under the Plan and not with respect to shares subject to the Award but not actually received by the participant. A participant shall be entitled to receive a stock certificate evidencing the acquisition of shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the written instrument evidencing the Performance Share Award (or in a performance plan adopted by the Administrator).

(c) *Termination.* Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 15 below, in writing after the Award agreement is issued, a participant's rights in all Performance Share Awards shall automatically terminate upon the participant's termination of employment (or cessation of business relationship) with the Company and its Subsidiaries for any reason.

(d) *Acceleration, Waiver, Etc.* At any time prior to the participant's termination of employment (or other business relationship) by the Company and its Subsidiaries, the Administrator may in its sole discretion accelerate, waive or, subject to Section 15, amend any or all of the goals, restrictions or conditions imposed under any Performance Share Award.

SECTION 10.

PERFORMANCE UNIT AWARDS

(a) *Nature of Performance Unit Awards.*   A Performance Unit Award is an Award of units with a specified dollar value, the payment of which shall be contingent upon the recipient's attainment of specified long-term performance goals over a specified period of three to five years. Payment of the Awards may be in the form of cash compensation of shares of Stock. The Administrator may make Performance Unit Awards independent of or in connection with the granting of any other Award under the Plan. The Administrator in its sole discretion shall determine whether and to whom Performance Unit Awards shall be made, the performance goals applicable under each such Award, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded Performance Units; provided, however, that the Administrator may rely on the performance goals and other standards applicable to other performance unit plans of the Company in setting the standards for Performance Unit Awards under the Plan.

(b) *Rights as a Stockholder.*   A participant receiving a Performance Unit Award payable in shares of Stock shall have the rights of a stockholder only as to shares actually received by the participant under the Plan and not with respect to shares subject to the Award but not actually received by the participant. A participant shall be entitled to receive a stock certificate evidencing the acquisition of shares of Stock under a Performance Unit Award only upon satisfaction of all conditions specified in the written instrument evidencing the Performance Unit Award (or in a performance plan adopted by the Administrator).

(c) *Termination.*   Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 15 below, in writing after the Award agreement is issued, a participant's rights in all Performance Unit Awards shall automatically terminate upon the participant's termination of employment (or cessation of business relationship) with the Company and its Subsidiaries for any reason.

(d) *Acceleration, Waiver, Etc.*   At any time prior to the participant's termination of employment (or other business relationship) by the Company and its Subsidiaries, the Administrator may in its sole discretion accelerate, waive or, subject to Section 15, amend any or all of the goals, restrictions or conditions imposed under any Performance Unit Award.

SECTION 11.

COMMON STOCK IN LIEU OF CASH COMPENSATION AWARDS

(a) *Grants of Common Stock Payable in Lieu of Cash.*   The Administrator may grant shares of Stock available for issuance under the Plan to an eligible participant in lieu of cash compensation earned by the participant under a short- or long-term incentive plan of the Company (an "Other Incentive Plan), provided, however, that the award made under the Other Incentive Plan allows for satisfaction of such award by payment of Stock in lieu of cash compensation. Additionally, shares of Stock may be granted if specified performance goals established by the Administrator are met, provided that the performance goals so established meet the requirements of Section 162(m) of the Code and that the Administrator certifies that the performance goals have been met. In the event of a grant of shares of Stock in lieu of cash compensation, such grant shall be conditioned upon the participant's irrevocable election to waive receipt of all or a portion of the cash compensation otherwise payable, which waiver shall constitute payment in full by such participant for the shares of Stock granted in lieu of such cash compensation. All shares of Stock granted under this Section 11 shall be without restriction.

(b) *Date of Grant.*   Stock granted in lieu of cash compensation shall be granted to each participant on the date the waived cash compensation would otherwise by paid, provided, however, that with respect to a participant who is subject to Section 16 of the Act, if such grant date is not at least six months and one day from the date of the election, the grant shall be delayed until the date which is six months and one day from the date of the election (or the next following business day, if such date is not a business day) to the extent necessary to conform to the requirements for exempt purchases under Rule 16b-3 of the Act.

(c) *Number of Shares.*   The number of shares of Stock granted in lieu of cash compensation shall be determined by dividing the amount of the waived cash compensation by the Fair Market Value of the Stock on the date the Stock is granted. Such Stock shall be granted for the whole number of shares so determined; the value of any fractional share shall be paid in cash.

SECTION 12.

INDEPENDENT DIRECTOR STOCK OPTION PLAN

Each person who is elected as an Independent Director after the IPO shall be granted, on the date of his or her election, a Non-Qualified Stock Option to acquire such number of shares of Stock as may be determined by the Administrator with an exercise price per share for the Stock covered by such Stock Option equal to the Fair Market Value on the date as of which the Stock Option is granted. Such Stock Options shall become exercisable as may be determined by the Administrator, provided that all Stock Options granted under this Section 12 shall expire if not exercised within three (3) years after they become exercisable. Stock Options granted under this Section 12 may be exercised only by written notice to the Company specifying the number of shares to be purchased. Payment of the full purchase price of the shares to be purchased may be made by one or more of the methods specified in Section 5(a)(iv). An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

SECTION 13.

TAX WITHHOLDING

(a) *Payment by Participant.*   Each participant shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the participant for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the participant. The Company's obligation to deliver stock certificates to any participant is subject to and conditioned on tax obligations being satisfied by the participant.

(b) *Payment in Stock.*   Subject to approval by the Administrator, a participant may elect to have such tax withholding obligation satisfied, in whole or in part, by (i) authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due, or (ii) transferring to the Company shares of Stock owned by the participant with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

SECTION 14.

TRANSFER, LEAVE OF ABSENCE, ETC.

For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the written policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 15.

AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan, and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's written consent. The Administrator may provide substitute Awards at the same or reduced exercise or purchase price or with no exercise or purchase price in a manner not inconsistent with the terms of the Plan, but such price, if any, must satisfy the requirements which would apply to the substitute or amended Award if it were then initially granted under this Plan, but no such action shall adversely affect rights under any outstanding Award without the holder's written consent. If and to the extent determined by the Administrator to be required by (a) the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code or ensure that compensation earned under Stock Options granted under the Plan qualifies as performance-based compensation under Section 162(m) of the Code, if and to the extent intended to so qualify, or (b) the rules of the Nasdaq Stock Market, Plan amendments shall be subject to approval by the Company's stockholders entitled to vote at a meeting of stockholders. Nothing in this Section 15 shall limit the Board's authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 16.

STATUS OF PLAN

Unless the Administrator shall otherwise expressly determine in writing, with respect to the portion of any Award which has not been exercised and any payments in cash, Stock or other consideration not received by a participant, a participant shall have no rights greater than those of a general creditor of the Company. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 17.

CHANGE OF CONTROL AND MERGER PROVISIONS

(a) In contemplation of and subject to the consummation of a consolidation or merger or sale of all or substantially all of the assets of the Company in which outstanding shares of Stock are exchanged for securities, cash or other property of an unrelated corporation or business entity or in the event of a liquidation or dissolution of the Company or in the event of a corporate reorganization of the Company (in each case, a "Transaction"), the Board, or the board of directors of any corporation or other entity assuming the obligations of the Company, may, in its discretion, take any one or more of the following actions, as to outstanding Awards: (i) provide that such Awards shall be assumed or equivalent awards shall be substituted, by the acquiring or succeeding corporation or other entity (or an affiliate thereof), and/or (ii) upon written notice to the participants, provide that all Awards will terminate immediately prior to the consummation of the Transaction. In the event that, pursuant to clause (ii) above, Awards will terminate immediately prior to the consummation of the Transaction, all vested Awards, other than Options, shall be fully settled in cash or in kind at such appropriate consideration as determined by the Administrator in its sole discretion after taking into account any and all consideration payable per share of Stock pursuant to the Transaction (the "Transaction Price") and all Stock Options shall be fully settled, in cash or in kind, in an amount equal to the difference between (A) the Transaction Price times the number of shares of Stock subject to such outstanding Stock Options (to the extent then exercisable at prices not in excess of the Transaction Price) and (B) the aggregate exercise price of all such outstanding Stock Options. In addition, the Board, or the board of directors of any corporation or other entity assuming the obligations of the Company, may, in its discretion, permit each participant, within a specified period determined by the Board prior to the consummation of the Transaction, to exercise all outstanding Stock Options, including those that are not then exercisable, subject to the consummation of the Transaction.

(b) Upon the occurrence of a Change of Control as defined in Section 17(c) below, unless otherwise specified in the Award instrument, unless otherwise determined by the Board in office immediately prior to such Change of Control or specified in the Plan Award instrument, each Award outstanding shall be accelerated, such that all Stock Options shall become fully exercisable and the restricted period on all shares of Restricted Stock shall terminate immediately.

(c) "Change of Control" shall mean the occurrence of any one of the following events:

(i) any "person," as such term is used in Sections 13(d) and 14(d) of the Act (other than the Company, any of its Subsidiaries, any "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Act) of the foregoing persons, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its Subsidiaries), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Company's Board of Directors ("Voting Securities") (other than as a result of an acquisition of securities directly from the Company); or

(ii) persons who, as of the effective date of the Company's IPO, constitute the Board (the "Incumbent Directors") cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board, *provided* that any person becoming a director of the Company subsequent to such date shall be considered an Incumbent Director if such person's election was approved by or such person was nominated for election by either (A) a vote of at least two-thirds of the Incumbent Directors or (B) a vote of at least a majority of the Incumbent Directors who are members of a nominating committee comprised, in the majority, of Incumbent Directors.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Voting Securities outstanding, increases the proportionate number of shares of Voting Securities beneficially owned by any person (as defined in the foregoing clause (i)) to 25% or more of the combined voting power of all then outstanding Voting Securities; *provided*, however, that if such person shall thereafter become the beneficial owner of any additional shares of Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company), then a "Change of Control" shall be deemed to have occurred for purposes of the foregoing clause (i).

SECTION 18.

GENERAL PROVISIONS

(a) *No Distribution; Compliance with Legal Requirements.* The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof. No shares of Stock shall be issued pursuant to an Award until all applicable securities law and other legal and stock exchange or similar requirements have been satisfied. The Administrator may require the placing of such stop-orders and restrictive legends on certificates for Stock and Awards as it deems appropriate.

(b) *Delivery of Stock Certificates.*   Stock certificates to be delivered to participants under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the participant, at the participant's last known address on file with the Company.

(c) *Other Compensation Arrangements; No Employment Rights.*   Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards shall not confer upon any employee any right to continued employment with the Company or any Subsidiary and shall not interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any of its employees at any time.

(d) *Trading Policy Restrictions.*   Option exercises and other Awards under the Plan shall be subject to such Company insider-trading-policy-related restrictions, terms and conditions as may be established by the Administrator, or in accordance with policies set by the Administrator, from time to time.

SECTION 19.

EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the later to occur of (i) approval by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present or by a unanimous written consent of stockholders, or (ii) the IPO Date. Subject to such approval by the stockholders and to the requirement that no Stock may be issued hereunder prior to such approval, Stock Options and other Awards may be granted hereunder on and after adoption of this Plan by the Board.

SECTION 20.

GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: June 1, 1998

DATE APPROVED BY STOCKHOLDERS: June 1, 1998

DATE AMENDMENT TO PLAN APPROVED BY BOARD OF DIRECTORS: May 31, 2001

DATE AMENDMENT TO PLAN APPROVED BY STOCKHOLDERS:

TWEETER HOME ENTERTAINMENT GROUP, INC.

EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.

Purpose; Certain Definitions

Section 1.1 *Purpose.* The Tweeter Home Entertainment Group, Inc. Employee Stock Purchase Plan (the "Plan") is designed to foster continued favorable employee relations, and to encourage and assist employees of Tweeter Home Entertainment Group, Inc. (the "Company") and the employees of any present or future subsidiaries of the Company in acquiring a stock ownership interest in the Company. The Plan is intended to be an Employee Stock Purchase Plan under Internal Revenue Code (the "Code") Section 423.

Section 1.2 *Certain Definitions.* As used in this Plan, the terms set forth below shall have the following meanings:

1.2.1 "Administrator" means the individual or committee (which may be a committee of the Board) appointed by the Board to administer the Plan, as provided in Section 6.1 hereof.

1.2.2 "Board" means the Board of Directors of the Company.

1.2.3 "Commencement Date" means the first business day of each Purchase Period during which the Plan is in effect, starting with the first business day after this Plan is first adopted.

1.2.4 "Compensation" means, with respect to any employee, the total annual earnings of such employee paid by the Company or its subsidiaries, as reported by the Company or such subsidiary on such employee's Form W-2.

1.2.5 "Eligible Employee" means each employee of the Company or any of its subsidiaries who has completed one year of continuous service other than: (a) an employee whose customary employment is for 20 hours or less per week, (b) an employee whose customary employment is not for more than five months in any calendar year, (c) an employee who is deemed for purposes of Section 423(b)(3) of the Code to own stock (either before or after giving effect to any proposed purchase of Shares) possessing five percent (5%) or more of the combined voting power or value of all classes of stock of the Company, or (d) an employee not otherwise satisfying any additional eligibility criteria established by the Administrator from time to time. The determination of whether a particular entity is a "subsidiary" of the Company for purposes of the Plan shall be made by the Administrator in its sole discretion."

1.2.6 "Fair Market Value" of Shares on any date means the last sale price reported by Nasdaq, or any comparable national securities association or national securities exchange on which the Common Stock is traded, for the Common Stock for the nearest prior business day on which trading in the Common Stock occurred on the Nasdaq National Market or any such comparable national securities association or national securities exchange. If on any day for which Fair Market Value is to be determined the Common Stock of the Company is not admitted to trading on the Nasdaq National Market or any other national securities association or national securities exchange for which last sale prices are commonly reported, then Fair Market Value of the Shares on that date shall be determined on such basis as shall be established or specified for the purpose in good faith by the Administrator.

1.2.7 "Participant" means each Eligible Employee who elects to participate in the Plan pursuant to the terms and conditions of the Plan.

1.2.8 "Purchase Date" means the last business day of each Purchase Period.

1.2.9 "Purchase Period" means each calendar quarter beginning each January 1, April 1, July 1, and October 1.

ARTICLE II:

Stock Subject to the Plan

Section 2.1 *Shares Under the Plan.* Subject to adjustment pursuant to Section 8.1 of the Plan, the aggregate number of shares of the Company's Common Stock, $.01 par value ("Common Stock") which may be sold under the Plan (the "Shares") is 500,000. The Shares may be authorized, but unissued, or reacquired shares of Common Stock of the Company. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

ARTICLE III:

Eligibility

Section 3.1 *Participation.* Only Eligible Employees may participate in the Plan. Any Eligible Employee may elect to be a Participant and may become a Participant by executing and filing with the Administrator one or more participation election documents in the form prescribed by the Administrator from time to time (a "Participation Election"). The effective date of an Eligible Employee's participation shall be the Commencement Date next following the date which is thirty (30) days after the date on which the Administrator receives from the Eligible Employee a properly filed Participation Election. Participation in the Plan will continue automatically from one Purchase Period to another unless participation is otherwise terminated hereunder.

Section 3.2 *Voluntary Withdrawal.* Any Participant may voluntarily withdraw from the Plan by filing a notice of withdrawal with the Administrator in the form prescribed by the Administrator from time to time. Upon such withdrawal, there shall be paid to the Participant the cash amount, if any, remaining in his or her Stock Purchase Account (as defined below in Section 4.1). The delivery of certificates representing the Shares held for such Participant under the Plan shall be handled in the manner provided in Section 5.2(c). Section 3.3 Termination of Participation.

(a) *Termination.* A Participant's participation in the Plan will be terminated when the Participant (1) resigns or is discharged from the Company or its subsidiaries, (2) dies, (3) does not receive pay from the Company or its subsidiaries for twelve (12) consecutive months, unless this period is due to illness, injury or for other reasons approved by the Administrator, or (4) otherwise does not qualify as an Eligible Employee. Subject to Section 3.3(b) with respect to termination due to death, upon termination of participation, the Participant shall be paid the cash amount, if any, remaining in his or her individual Stock Purchase Account within thirty (30) days after termination, and the delivery of certificates representing the Shares held for such Participant under the Plan shall be handled in the manner provided in Section 5.2(c).

(b) *Beneficiaries Upon Death.* Each Participant may designate a beneficiary or beneficiaries of the Stock Purchase Account in the event of such Participant's death, and such Participant may change his or her designation, in each case by filing with the Administrator such forms as may be required by the Administrator for such purpose from time to time. Any designation shall be effective only after it is received by the Administrator and shall become effective as of the date it is signed. Upon the death of a Participant any cash amounts remaining in his or her Stock Purchase Account shall be paid or distributed to the beneficiary or beneficiaries designated by such Participant, or in the absence of such designation, to the executor or administrator of his or her estate, and in either event the Company shall not be under any further liability to anyone. Notwithstanding the foregoing provisions of this Section 3.3(b), the rights of any Participant to designate any such beneficiary with respect to any rights of the Participant in an account referred to in clauses (ii) or (iii) of Section 5.2(b) shall be governed by the requirements of the

entity with which such account is established or maintained, and the Company shall have no responsibility or liability with respect to any such designation or requirements.

ARTICLE IV:

PAYROLL DEDUCTIONS

Section 4.1 *Accounts.* For all Participants in the Plan, there shall be established and maintained individual accounts ("Stock Purchase Accounts"). The Company shall provide, or cause to be provided, to each Participant a statement of account quarterly or for such other time period as may be determined by the Administrator, which statement will set forth, as to such Participant's Stock Purchase Account, the amount of all payroll deductions made during such time period, the number of Shares purchased on the Purchase Date(s) within the relevant time period by such Participant and the per share purchase price of Shares, and the cash balance credit, if any, remaining in such Stock Purchase Account as of such Purchase Date(s). No interest shall accrue on any amounts held in the Stock Purchase Account from time to time. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

Section 4.2 *Payroll Deductions, Limitations, and Stock Purchase Accounts.* Subject to this Section 4.2, a payroll deduction shall be made on behalf of each Participant for each payroll period of the Company in the dollar amount as specified in such Participant's Participation Election. Payroll deductions for each payroll period shall not be more than ten percent (10%) of such Participant's Compensation for such payroll period. In addition, the maximum amount that may be deducted for each Participating Employee in any one calendar year (the "Maximum Amount") shall be the lesser of: (a) $5,000; and (b) that amount which would cause the total Fair Market Value of Shares purchased under the Plan by the Participant, plus the Fair Market Value of all other shares of capital stock of the Company purchased by the Participant under any other plan of the Company intended to qualify under Section 423 of the Code, in any one calendar year to exceed $25,000. For purposes of determining the Maximum Amount, Fair Market Value will be determined as of each Commencement Date in which the Participant participates in the Plan. When a Participating Employee's aggregate payroll deductions for the calendar year total the Maximum Amount, the Participant's purchases of Shares and payroll deductions under the Plan shall be suspended for the remainder of the calendar year, but the Participant shall not cease to be a Participant under the Plan solely by reason of such suspension.

Section 4.3 *Changes in Payroll Deductions.* A Participant may change the dollar amount of his or her payroll deductions, subject to the limitations set forth in Section 4.2 above by executing and filing with the Administrator one or more documents in the forms prescribed by the Administrator for such purpose from time to time. The effective date of such changes shall be the Commencement Date next following the date which is thirty (30) days after the date on which the Administrator receives from the Participant such documents properly filed.

ARTICLE V:

ISSUANCE OF SHARES

Section 5.1 *Issuance of Shares.* On each Purchase Date so long as the Plan shall remain in effect, the Company shall apply the funds credited to each Participant's Stock Purchase Account as of that Purchase Date to the purchase of Shares in units of one Share or multiples thereof. The cost to each Participant for the Shares so purchased shall be eighty-five (85%) of the Fair Market Value of such Shares, as measured on such Purchase Date, or such higher percentage of the Fair Market Value of such Shares, as measured on such Purchase Date, as the Administrator may determine from time to time (including, without limitation, such higher percentage as the Administrator may determine from time to time to be necessary or appropriate in connection with the Plan's status under, or compliance with, Section 423 of the Code). Any moneys remaining in such Participant's Stock Purchase Account equaling less than the sum required to purchase one Share shall, unless otherwise requested by the Participant, be held in the Participant's Stock Purchase Account for use during the next Purchase Period. If the number of Shares that all Participants desire to purchase at any Purchase Date exceeds the number of Shares then available under the Plan, the Shares available shall be allocated among such Participants in proportion to their contributions during the Purchase Period ending on such Purchase Date. The delivery of certificates representing the Shares held for each Participant under the Plan shall be handled in the manner provided in Section 5.2(b).

Section 5.2 *Share Ownership; Issuance of Certificates.*

(a) *Participant's Ownership.* The Shares purchased by a Participant on a Purchase Date shall, for all purposes, be deemed to have been issued or sold at the close of business on the Purchase Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall inure to the Participant with respect to such Shares. All the Shares purchased under the Plan shall be delivered by the Company in a manner as determined by the Administrator in accordance with subsection (b).

(b) *Delivery of Shares.* The Administrator, in its sole discretion, may determine that Shares purchased under the Plan shall be delivered by the Company by (i) issuing and delivering to any Participant a certificate for the number of Shares purchased by the Participant on a Purchase Date or during a calendar year or other period determined by the Administrator, (ii) issuing and delivering a certificate or certificates for the number of Shares purchased by all Participants on a Purchase Date or during a calendar year or other period determined by the Administrator to a brokerage or investment banking firm selected by the Administrator from time to time, which Shares may be held by such brokerage or investment banking firm in street name, but with a separate brokerage account for each Participant, (iii) issuing and delivering a certificate or certificates for the number of Shares purchased by all Participants on a Purchase Date or during the calendar year or other period determined by the Administrator to a bank or trust company or affiliate thereof selected by the Administrator from time to time, which shares may be held by such bank or trust company or affiliate in street name, but with a separate account maintained by such entity for each Participant reflecting such Participant's interest in the Shares; or (iv) such other manner or method of delivery as may be selected by the Administrator.

(c) *Restrictions on Withdrawals, Etc.* The Administrator in its sole discretion, may impose such restrictions or limitations as it shall determine on the withdrawal of Shares (or certificates evidencing Shares) from any accounts established for a Participant pursuant to clauses (ii) or (iii) of Section 5.2(b). Notwithstanding the foregoing, in the event a Participant terminates his or her employment with the Company or otherwise ceases to be an Eligible Employee, the Participant shall receive a distribution of his or her Shares held in any account established pursuant to clauses (ii) or (iii) of Section 5.2(b), unless the Participant elects to have the Shares sold in accordance with such procedures as the Administrator shall prescribe.

Section 5.4 *Compliance With Laws.* Notwithstanding anything herein to the contrary, the Company shall not be obligated to provide for the purchase or delivery of Shares if the Administrator or the Company concludes that such purchase or delivery would not be in compliance with applicable legal requirements, including without limitation the Securities Act of 1933, as amended.

Section 5.5 *Notice to Company of Disqualifying Disposition.* By electing to participate in the Plan, each Participant agrees to notify the Company in writing immediately after such Participant transfers Shares acquired under the Plan, if such transfer occurs within two years after the Commencement Date of the Purchase Period in which such Shares were acquired or within one year after the end of that Purchase Period. Each Participant further agrees to provide any information about such a transfer as may be requested by the Company in order to assist it in complying with the tax laws, and understands that such dispositions have certain tax consequences to Participants and to the Company.

ARTICLE VI:

ADMINISTRATION

Section 6.1   *Administration.*   The Plan shall be administered by the Administrator appointed by the Board from time to time. Without limiting the foregoing, the Administrator shall have the power to construe and interpret the Plan, any Participation Election and any other documents, instruments or agreements relating thereto; to decide all questions relating to an employee's status and eligibility to participate in the Plan; to make adjustments to the limitations on payroll deductions set forth in Section 4.2; to employ such other persons as are necessary for the proper administration of the Plan; and to make all determinations necessary or advisable in administering the Plan. Any construction, interpretation, or application of the Plan by the Administrator shall be final, conclusive and binding.

ARTICLE VII:

EFFECTIVE DATE, MODIFICATION AND TERMINATION OF THE PLAN

Section 7.1   *Effective Date and Term.*   The Plan shall be effective beginning January 26, 1999, which is the date of the approval of the Plan by the stockholders of the Company. The Plan shall continue in effect for a term of twenty (20) years unless sooner terminated under Section 7.2 or Section 8.2.

Section 7.2   *Company's Reservation of Rights.*   The Company reserves the right to amend, alter, or terminate the Plan in its discretion at any time.

Section 7.3   *Return of Amounts Upon Termination.*   Upon termination of the Plan, each Participant shall be entitled to receive the amount remaining in his or her individual Stock Purchase Account, and the Participant shall be entitled to receive a distribution of his or her Shares held in any account established pursuant to clauses (ii) or (iii) of Section 5.2(b), unless the Participant elects to have the Shares sold in accordance with such procedures as the Administrator shall prescribe, in each case within a reasonable time following such termination.

ARTICLE VIII.

ADJUSTMENTS UPON CHANGES IN CAPITALIZATION:

Section 8.1   *Anti-Dilution Provisions.*   The aggregate number of Shares reserved for purchase under the Plan, as provided in Section 2.1, and the calculation of the purchase price per Share, may be appropriately adjusted to reflect any increase or decrease in the number of issued Shares resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend, or other increase or decrease in such Shares, if effected without receipt of consideration by the Company. Any such adjustment shall be made by the Administrator acting with the consent of, and subject to the approval of, the Board of Directors.

Section 8.2   *Dissolution, Merger, Etc.*   Subject to any required action by the Company's shareholders, if the Company shall be the surviving corporation in any merger or consolidation, any offering under the Plan shall pertain to and apply to the Shares of Common Stock of the Company. However, in the event of (a) a dissolution or liquidation of the Company, (b) a merger or consolidation in which the Company is not the surviving corporation, (c) any transaction that results in the Common Stock ceasing to be publicly traded, the Plan and any offering under the Plan shall terminate upon the effective date of such dissolution, liquidation, merger consolidation or transaction, and the balance of any amounts remaining in a Participant's Stock Purchase Account and which had not by such time been applied to the purchase of Shares shall be returned to the Participant, without interest, and the Participant shall be entitled to receive a distribution of his or her Shares held in any account established pursuant to clauses (ii) or (iii) of Section 5.2(b), unless the Participant elects to have the Shares sold in accordance with such procedures as the Administrator shall prescribe, in each case within a reasonable time following such termination.

ARTICLE IX:

Miscellaneous Provisions

Section 9.1 *Assignment.* No rights of any Participant under this Plan shall be assignable by him or her, by operation of law, or otherwise, except to the extent that a Participant is permitted to designate a beneficiary or beneficiaries as hereinabove provided, and except to the extent permitted by the law of descent and distribution if no such beneficiary be designated.

Section 9.2 *Participation in Other Plans.* Nothing herein contained shall affect a Participant's right to participate in and receive benefits under and in accordance with the then current provisions of any pension, insurance, or other employee welfare plan or program of the Company, including without limitation any stock option or incentive plan maintained from time to time by the Company.

Section 9.3 *Governing Law.* The interpretation, performance, and enforcement of this Plan shall be governed by the laws of the State of Delaware.

Date Adopted by Company's Board of Directors: September 15, 1998

Date Adopted by Company's Stockholders: January 26, 1999

Date Amended by Company's Board of Directors: , 2001

Date Amended by Company's Stockholders:

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. *Indemnification of Directors and Officers*

Tweeter's amended and restated certificate of incorporation generally limits the liability of its Directors to Tweeter to the fullest extent permitted from time to time by Delaware law. The Delaware General Corporation Law permits, but does not require, Tweeter to indemnify its directors, officers, employees or agents, and expressly provides that the indemnification provided for under the Delaware General Corporation Law shall not be deemed exclusive of any indemnification right under any bylaw, vote of stockholders or disinterested directors, or otherwise. The Delaware General Corporation Law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of a corporation; provided, however, that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to Tweeter's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Delaware General Corporation Law does not allow indemnification of directors in the case of an action by or in the right of a corporation (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court.

Tweeter's amended and restated certificate of incorporation provides that Tweeter's directors and executive officers shall be and, in the discretion of the Board of Directors, other officers and non-officer employees may be, indemnified by Tweeter to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of Tweeter. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders, or otherwise. Tweeter's amended and restated certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. The provision does not alter a director's liability under the Federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Tweeter also has in effect a directors and officers liability insurance policy.

Item 21. *Exhibits and Financial Statement Schedules*

See the Exhibit Index included immediately preceding the exhibits to this registration statement.

Item 22. *Undertakings*

The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering

prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) That every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on June 13, 2001.

TWEETER HOME ENTERTAINMENT
GROUP, INC.

By: /s/   JOSEPH MCGUIRE
         Name: Joseph McGuire
         Title: Vice President and Chief
               Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

We, the undersigned officers and directors of Tweeter Home Entertainment Group, Inc., hereby severally constitute and appoint Jeffrey Stone and Joseph McGuire, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 (including Pre-and Post-Effective Amendments), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ JEFFREY STONE Jeffrey Stone	Director, President and Chief Executive Officer (Principal Executive Officer)	June 13, 2001
/s/ JOSEPH MCGUIRE Joseph McGuire	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 13, 2001
/s/ SAMUEL BLOOMBERG Samuel Bloomberg	Director and Chairman of the Board	June 13, 2001
/s/ JEFFREY BLOOMBERG Jeffrey Bloomberg	Director	June 13, 2001
/s/ MATTHEW BRONFMAN Matthew Bronfman	Director	June 13, 2001
/s/ MICHAEL CRONIN Michael Cronin	Director	June 13, 2001
/s/ STEVEN FISCHMAN Steven Fischman	Director	June 13, 2001

EXHIBIT INDEX

(a) Exhibit:

Exhibit No.	Description
*2.1	Agreement and Plan of Merger among the registrant, TWT Acquisition Corp. and Sound Advice, Inc.
***5.1	Opinion of Goulston & Storrs, P.C. as to the legality of shares being issued
***8.1	Tax Opinion of Goulston & Storrs, P.C. as to certain tax matters
***8.2	Tax Opinion of Greenberg Traurig, P.A. as to certain tax matters
**23.1	Consent of Deloitte & Touche LLP, independent auditors to the registrant.
**23.2	Consent of KPMG LLP, independent auditors to Sound Advice, Inc.
***23.3	Consent of Goulston & Storrs, P.C. (included in Exhibit 5.1 and 8.1).
**24.1	Power of Attorney (See signature page to registration statement on Form S-4, dated June 13, 2001)
**99.1	Consent of Deutsche Banc Alex. Brown Inc.
**99.2	Consent of U.S. Bancorp Piper Jaffray.
***99.3	Form of proxy card to be used in soliciting Tweeter stockholders.
***99.4	Form of proxy card to be used in soliciting Sound Advice stockholders.

   * Filed as an exhibit to the registrant's Current Report on Form 8-K, filed with the Commission on June 8, 2001.

  ** Filed herewith.

*** To be filed by amendment.